As filed with the Securities and Exchange Commission on June [__], 2007
Registration No. 333-_____
___________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________

ACCESS PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3841	83-0221517
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
___________________

Mr. Stephen R. Seiler
President and Chief Executive Officer
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________
Copies to:
John J. Concannon, III, Esq.	Terrance J. Bruggeman	Adam Lenain, Esq.,
Bingham McCutchen LLP	Executive Chairman	Foley & Lardner LLP
150 Federal Street	Somanta Pharmaceuticals, Inc.	402 W. Broadway, Suite 2100
Boston, MA 02110	19200 Von Karman Avenue, Suite 400	San Diego, CA 92101
(617) 951-8000	Irvine, CA 92612	(619) 685-4604
(949) 477-8090

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formulation of a holding company and there is compliance with General Instruction G, check the following box. མ

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. མ

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. མ

CALCULATION OF REGISTRATION FEE

Title of Each Class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	1,500,000 (1)	$4.93 (1)	$7,530,000	$227.03

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the high and low prices as reported on the OTC Bulletin Board on June 1, 2006.

_________________

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Access may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion ________, 2007

Access Pharmaceuticals, Inc.	Somanta Pharmaceuticals, Inc.

1,500,000
Access Pharmaceuticals, Inc.
Common Stock

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

The boards of directors of Access Pharmaceuticals, Inc., (“Access”), and Somanta Pharmaceuticals, Inc., (“Somanta”) have each approved the merger of Somanta with a wholly owned subsidiary of Access. If the proposed merger is completed, the holders of Somanta’s common stock are expected to receive approximately 0.032343 of a share of Access common stock for each share of Somanta common stock they own immediately prior to completion of the merger not to exceed in the aggregate 500,000 shares of Access common stock, and the holders of Somanta’s preferred stock are expected to receive approximately 1690.24045 shares of Access common stock for each share of Somanta preferred stock, including accrued and unpaid dividends, they own immediately prior to completion of the merger not to exceed in the aggregate 1,000,000 shares of Access common stock.

Based on the number of shares of Access common stock and Somanta common stock and preferred stock outstanding on June 6, 2007 and without giving effect to any further issuances of shares of stock by Access, after the merger: (i) holders of Somanta common stock are expected to hold approximately 4.3% of the combined company assuming conversion of Access’s existing convertible debt under existing terms of conversion, (ii) holders of Somanta preferred stock are expected to hold approximately 8.7% of the combined company assuming conversion of Access’s existing convertible debt under existing terms of conversion, and (iii) holders of Somanta common stock and preferred stock taken together are expected to hold approximately 13.0% of the combined company assuming conversion of Access’s existing convertible debt under existing terms of conversion. Access stockholders will continue to own their existing shares, which will not be affected by the merger. Access may issue additional shares of its equity securities prior to the closing of the merger and Somanta stockholders would be diluted in the case of any such issuances.

Access common stock trades on the OTC Bulletin Board under the symbol “ACCP.” As of June 7, 2007, the last trading day before the date of this proxy statement/prospectus, the last reported sales price of Access common stock at the end of regular trading hours, as reported on the OTC Bulletin Board, was $5.24. Somanta common stock trades on the OTC Bulletin Board under the symbol “SMPM.” As of June 7, 2007, the last trading day before the date of this proxy statement/prospectus, the last reported sales price of Somanta common stock at the end of regular trading hours, as reported on the OTC Bulletin Board, was $0.29.

Access and Somanta cannot complete the merger unless Somanta stockholders approve and adopt the merger agreement and the merger contemplated by the merger agreement. Approval and adoption of the merger agreement and the merger contemplated by the merger agreement, requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Somanta common stock and Somanta Series A preferred stock, voting together as a single class on an as-converted basis, and (ii) the holders of a majority of the outstanding shares of Somanta Series A preferred stock, voting separately as a class.

Certain executive officers, directors and affiliates of Somanta have entered into voting agreements with Access in the form attached as Annex A to this document, pursuant to which such officers, directors and affiliates agreed, among other things, to vote their shares of Somanta common stock or preferred stock in favor of the merger agreement at the special meeting. Somanta and Access currently expect that these officers, directors and affiliates, who in the aggregate own approximately 85% of the outstanding common stock of Somanta (assuming the exercise of certain warrants to purchase common stock by certain affiliates) and approximately 60% of the preferred stock of Somanta's or 70.84% of Somanta's outstanding voting stock (on an as-converted basis), will vote all of their shares in favor of the merger agreement.

The Access stockholders are not required to vote on the merger. The obligations of Access and Somanta to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger. More information about Access, Somanta and the merger is contained in this proxy statement/prospectus. We encourage you to read carefully this proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 18.

The Somanta board of directors recommends that the Somanta stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. The Access board of directors approves the issuance of shares of Access common stock in the merger.

Access has received voting agreements from certain Somanta stockholders representing approximately 85% of Somanta’s outstanding common stock and approximately 60% of its outstanding preferred stock, or 70.84% of Somanta’s outstanding voting stock (on an as-converted basis), under which the parties, subject to certain limited exceptions, have granted an irrevocable proxy to Access to vote their shares in favor of the merger.

The proposals are being presented to the Somanta stockholders at their special meeting. The date, time and place of the meeting is as follows:

____day, _______, 2007 at 9:00 a.m., local time at
Somanta Pharmaceuticals, Inc. 19200 Von Karman Avenue, Suite 400 Irvine, California 92612 (949) 477-8090

Your vote is very important. Whether or not you plan to attend Somanta’s special meeting, please take the time to vote by completing and mailing to us the enclosed proxy card or, if the option is available to you, by granting your proxy by fax. If your shares are held in “street name,” you must instruct your broker in order to vote.

Sincerely,

Stephen R. Seiler	Terrance J. Bruggeman
President and Chief Executive Officer	Executive Chairman of the Board of Directors and Secretary
Access Pharmaceuticals, Inc.	Somanta Pharmaceuticals, Inc.

None of the Securities and Exchange Commission, any state securities regulator or any regulatory authority has approved or disapproved of these transactions or the securities to be issued under this proxy statement/prospectus or determined if the disclosure in this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated       , 2007, and is being mailed to stockholders of Somanta on or about                     , 2007.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Access and Somanta from documents that are not included in or delivered with this proxy statement/prospectus. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Additional Information—Where You Can Find More Information” beginning on page 232.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Access or Somanta, as applicable, or from the Securities and Exchange Commission, which is referred to as the SEC, through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Access and Somanta without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. Access stockholders and Somanta stockholders may request a copy of such documents by contacting the applicable department at:

Access Pharmaceuticals, Inc.	Somanta Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176	19200 Von Karman Avenue, Suite 400
Dallas, Texas 75207	Irvine, California 92612
Attn: Investor Relations	Attn: Chief Financial Officer

In addition, you may obtain copies of the information relating to Access, without charge, by sending an e-mail to akc@accesspharma.com or by calling (214) 905-5100.

You may obtain copies of the information relating to Somanta, without charge, by sending an e-mail to t.bruggeman@somanta.com or by calling (949) 477-8090.

We are not incorporating the contents of the websites of the SEC, Access, Somanta or any other person into this document. We are only providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites for your convenience.

In order for you to receive timely delivery of the documents in advance of the Somanta special meeting, Somanta should receive your request no later than [    ], 2007.

SOMANTA PHARMACEUTICALS, INC.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON ______, 2007

To the Stockholders of Somanta Pharmaceuticals, Inc.:

Somanta will hold a special meeting of stockholders of Somanta at Somanta’s principal executive offices located at 19200 Von Karman Ave., Suite 400, Irvine, California 92612, on ____day, _______, 2007, at 9:00 a.m. local time, to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 18, 2007, by and among Access Pharmaceuticals, Inc., Somanta Acquisition Corporation, a wholly owned subsidiary of Access, and Somanta Pharmaceuticals, Inc., Somanta Incorporated and Somanta Limited and the merger contemplated by the merger agreement, pursuant to which Somanta Pharmaceuticals, Inc. would merge with Somanta Acquisition Corporation. Each outstanding share of Somanta common stock is expected to be converted into the right to receive approximately 0.032343 of a share of Access common stock, not to exceed in the aggregate 500,000 shares of Access common stock, and each outstanding share of Somanta preferred stock, including accrued and unpaid dividends, is expected to be converted into the right to receive approximately 1690.24045 shares of Access common stock, not to exceed in the aggregate 1,000,000 shares of Access common stock, and in each case subject to adjustment as more fully described in the attached proxy statement/prospectus.

Somanta stockholders will also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting.

Approval and adoption of the merger agreement and the merger contemplated by the merger agreement, requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Somanta common stock and Somanta Series A preferred stock, voting together as a single class on an as-converted basis, and (ii) the holders of a majority of the outstanding shares of Somanta Series A preferred stock, voting separately as a class.

The Somanta board of directors has approved the merger agreement and the merger contemplated by the merger agreement, and recommends that you vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, as described in this proxy statement/prospectus. In addition, Access has received voting agreements from certain Somanta stockholders representing approximately 85% of Somanta’s outstanding common stock and approximately 60% of its outstanding preferred stock, or 70.84% of Somanta’s outstanding voting stock on an as-converted basis, under which the parties, subject to certain limited exceptions, have granted an irrevocable proxy to Access to vote their shares in favor of the merger.

Only Somanta stockholders of record at the close of business on _____, 2007, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A complete list of Somanta stockholders entitled to vote at the Somanta special meeting will be available for inspection at the executive offices of Somanta during regular business hours for a period of no less than ten days before the special meeting. You should be prepared to present photo identification for admittance to the special meeting (including adjournments or postponements). In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in “street name”), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement prior to _______, 2007, or similar evidence of ownership. If you do not comply with the procedures outlined above, you may not be admitted to the special meeting.

Your vote is very important. If you are the record holder of your shares, whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card as soon as possible and return it in the postage-prepaid envelope provided to submit a proxy. If you hold your shares through a broker or nominee (i.e., in “street name”), whether or not you plan to attend the special meeting, please complete, sign and return the voting instruction form provided to you by the record holder of your shares. In addition, you should check the voting instruction form provided to you by the record holder of your shares to determine whether you will be able to submit voting instructions by fax. Submitting a proxy by fax or by mailing the enclosed proxy card will ensure your shares are represented at the special meeting, but will not prevent you from attending and voting in person at the special meeting. However, if you do not submit a proxy or voting instructions now, or if you do not vote in person at the special meeting, the effect will be the same as a vote against the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. For more detailed instructions on how to vote your shares, please refer to the section of this proxy statement/prospectus entitled “The Somanta Special Meeting” beginning on page 39.

By Order of the Board of Directors,

TERRANCE J. BRUGGEMAN
Executive Chairman of the Board of Directors and Secretary
Somanta Pharmaceuticals, Inc.

THE MERGER	42
Background of the Merger	42
The Somanta Special Committee	44
Reasons for the Merger	45
Mutual Reasons for the Merger	45
Access's Reason for the Merger	45
Somanta’s Reasons for the Merger	47
Recommendation of the Somanta Board of Directors	49
No Opinion of-Financial Advisor	50
Treatment of Somanta Options and Warrants	50
Material Closing Conditions to Merger	51
Material United States Federal Income Tax Consequences of the Merger	51
Accounting Treatment	54
Regulatory Matters	54
Dissenters’ or Appraisal Rights	54
Restrictions on Sales of Shares of Access Common Stock Received in the Merger	57
Interests of Executive Officers and Directors of Somanta in the Merger	58
Indemnification: Directors’ and Officers’ Insurance	58
Employment of Somanta Executive Officers by Access after the Merger	58
Executive Officer Severance Payments	58
Legal Proceedings Regarding the Merger	58

THE MERGER AGREEMENT	59

The Merger	59
Closing and Effective Time of the Merger	59
Treatment of Securities	59
Fractional Shares	60
Treatment of Somanta Warrants	60
Treatment of Somanta Stock Options	60
Exchange Fund; Exchange of Stock Certificates	60
Distributions with Respect to Unexchanged Shares	61
Termination of Exchange Fund; No Liability	61
Lost, Stolen and Destroyed Certificates	61
Representations and Warranties	61
Conduct of Business before Completion of the Merger	62
Somanta Prohibited from Soliciting Other Offers	64
Obligations of Somanta Boards of Directors with Respect to its Recommendation and Holding a Meeting of Somanta Stockholders	64
Regulatory Matters	65
Public Announcements	65
Indemnification and Insurance	66
Access Board of Directors after the Merger	66
Reasonable Best Efforts to Complete the Merger	66
Conditions to Obligations to Complete the Merger	66
Material Adverse Effect	67
Termination; Break-Up Fees and Expenses	68

INFORMATION ABOUT ACCESS	70

Business	70
Products	70
Approved Products	70
Products in Development Status	71
Drug Development Strategy	72
Process	73

Scientific Background	73
Core Drug Delivery Technology Platforms	74
Synthetic Polymer Targeted Drug Delivery Technology	74
Cobalamin-Mediated Oral Delivery Technology	74
Cobalamin-Mediated Targeted Delivery Technology	75
Patents	76
Government Regulation	76
Competition	77
Other Key Developments	78
Employees	80
Web Availability	80

DESCRIPTION OF PROPERTY	80

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	80

DIRECTORS AND EXECUTIVE OFFICERS	81

Code of Business Conduct and Ethics	83

EXECUTIVE COMPENSATION	83
Outstanding Equity Awards at December 31, 2006	87
Director Compensation	88

LEGAL PROCEEDINGS	91

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	91

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	92
The 2000 Special Stock Option Plan	93
The 2007 Special Stock Option Plan	93

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	93

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	94

Holders	95
Options and Warrants	95
Shares Eligible for Future Shares	95
Dividends	95

DESCRIPTION OF SECURITIES	95

Common Stock	96
Preferred Stock	96
SCO Capital Partners LLC - Notes and Warrants	96
Other Convertible Notes	97
Transfer Agent and Registrar	97
Delaware Law and Certain Charter and By-Law Provisions	97
Elimination of Monetary Liability for Officers and Directors	98
Indemnification of Officers and Directors	98

EXPERTS	98

LEGAL MATTERS	98

HOW TO GET MORE INFORMATION	98

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS	100
Overview	100
Products	100
Approved Products	100
Products in Development Status	101
Results of Operations	102
Discontinued Operations	105
Liquidity and Capital Resources	105
Critical Accounting Policies and Estimates	109
Off-Balance Sheet Transactions	111

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	111

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	111

INDEX TO ACCESS FINANCIAL STATEMENT	113

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	114

ACCESS AUDITED FINANCIAL STATEMENTS	116
Consolidated Balance Sheet	116
Consolidated Statements of Operations and Comprehensive Loss	117
Consolidated Statements of Shareholders' Equity (Deficit)	118
Consolidated Statements of Cashflows	120
Notes to Consolidated Financial Statements	122

INDEX TO ACCESS UNAUDITED QUARTERLY FINANCIAL STATMENT	137
Condensed Consolidated Balance Sheets	138
Condensed Consolidated Statements of Operations	139
Condensed Consolidated Statements of Cash Flows	140
Notes to Condensed Consolidated Financial Statements	141

INFORMATION ABOUT SOMANTA	144
Overview	144
Strategy	145
Cancer and Cancer Therapeutic Market	146
Regulatory Approval Process	146
Products in Academic Investigator-Sponsored Clinical Development	148
Products in Pre-Clinical Development	151
Intellectual Property	154
Government Regulation	155
Raw Materials	156
Employees	156

DESCRIPTION OF PROPERTY	156

LEGAL PROCEEDINGS	156

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTER AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES	156
Dividend Policy	157
Securities Authorized for Issuance Under Equity Compensation Plan	157

SECURITY OWNDERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDERS MATTERS FOR SOMANTA PHARMACEUTICALS, INC.	158

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	160

Overview	160
Background	160
Revenues	160
Critical Accounting Policies and Estimates	161
Intangible Assets - Patents and Licenses	161
Stock Based Compensation	161
Use of Estimates	161
Fair Value of Financial Instruments	161
Research and Development	161
Results of Operations	162

Fluctuations in Operating Results	162
Change in Functional Currency	165
Related Party Transactions	165
Liquidity and Capital Resources	165
Recent Accounting Pronouncements	168
Competition	169
Historical Expenditures	170
Expenditures of Completion	170
Trend Information	170

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	171

INDEX TO SOMANTA FINANCIAL STATEMENT	172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	173

SOMANTA AUDITED FINANCIAL STATMENTS	174
Consolidated Balance Sheet	174
Consolidated Statements of Operations and Comprehensive Loss	175
Consolidated Statement of Stockholders' Deficit	176
Consolidated Statements of Cash Flows	179
Notes to Consolidated Financial Statements	180

INDEX TO SOMANTAS UNAUDITED QUARTERLY FINANCIAL STATEMENTS	197
Consolidated Balance Sheet	198
Consolidated Statements of Operations	199
Consolidated Statement of Stockholders' Deficit	200
Consolidated Statements of Cash Flows	204
Notes to Condensed Consolidated Financial Statements	206

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	219
Pro Forma Condensed Combined Balance Sheet	220
Notes to Pro Forma Condensed Combined Balance Sheet	221
Pro Forma Condensed Combined Statement of Operations and Notes	222

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS	224

ADDITIONAL INFORMATION	231
Stockholder Proposals	231
Experts	231
Householding of Proxy Materials	232
Where You Can Find More Information	232

Annex A Agreement and Plan of Merger

Annex B Section 262 of the Delaware General Corporation Law

Annex C Form of Voting Agreement

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of Somanta, may have regarding the merger and the other matters being considered at the special meeting of Somanta stockholders and brief answers to those questions. Access and Somanta urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the Somanta special meeting of stockholders. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A.
Access and Somanta have agreed to the merger of Somanta with a wholly owned Subsidiary of Access under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, Somanta stockholders must approve and adopt the merger agreement and the merger contemplated by the merger agreement. Somanta will hold a special meeting of their stockholders to obtain this approval.

No approval is required by the Access stockholders.

This proxy statement/prospectus contains important information about the merger, the merger agreement and the special meeting of the stockholders of Somanta, which you should read carefully.

Your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your shares without attending Somant's special meeting. For more specific information on how to vote, please see the questions and answers for the Somanta stockholders below.

Q:	Why are Access and Somanta proposing the merger?

A.
Access and Somanta both believe that the merger will provide substantial strategic and financial benefits to the stockholders of both companies because the merger will allow stockholders of both companies the opportunity to participate in a larger, more diversified company. They both also believe that the combination will create a stronger and more competitive developer of pharmaceutical products that we believe to be well positioned to create more stockholder value than either Access or Somanta could on its own. The Access and Somanta boards of directors also considered various negative factors including the debt of Access, the costs and challenges of integrating the businesses of Access and Somanta, and the risk that the potential benefits sought in the merger might not be fully realized. To review the reasons for the merger as well as the negative factors considered by the Access and Somanta boards of directors in greater detail, see “The Merger—Recommendation of the Somanta Board of Directors” beginning on page 49, “The Merger—Reasons for the Merger” beginning on page 45 and “Risk Factors—Risks Relating to the Merger” beginning on page 18.

Q:	What will happen in the merger?

A.	In the merger, Somanta Acquisition Corporation, a wholly owned subsidiary of Access, will merge with Somanta, with Somanta surviving as a wholly owned subsidiary of Access.

Q: What consideration will Somanta stockholders receive in the merger?

A.
If the proposed merger is completed, each outstanding share of Somanta common stock is expected to be converted into the right to receive approximately 0.032343 of a share of Access common stock, not to exceed in the aggregate 500,000 shares of Access common stock, and each outstanding share of Somanta preferred stock, including accrued and unpaid dividends on such preferred stock, is expected to be converted into the right to receive approximately 1690.24045 shares of Access common stock, not to exceed in the aggregate 1,000,000 shares of Access common stock, and in each case subject to adjustment as more fully described in the attached proxy statement/prospectus. Each Somanta stockholder will receive cash for any fractional share of Access common stock that the stockholder would otherwise be entitled to receive in the merger after aggregating all fractional shares to be received by the stockholder.

Q:	How will Access stockholders be affected by the merger and issuance of Access common stock in the merger?

A:
After the merger, Access stockholders will continue to own their existing shares of Access common stock. Accordingly, Access stockholders will hold the same number of shares of Access common stock that they held immediately prior to the merger. However, because Access will be issuing new shares of Access common stock to Somanta stockholders in the merger, each outstanding share of Access common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Access common stock outstanding after the merger. Based on the number of shares of Access and Somanta common stock outstanding on June 6, we expect that Access stockholders before the merger to hold approximately 87.0% of the combined company, assuming conversion of Access’s existing convertible debt under existing terms.

Q:	When do Access and Somanta expect the merger to be completed?

A:
Access and Somanta are working to complete the merger as quickly as practicable and currently expect that the merger would be completed in the third quarter of 2007 within two business days following the approval and adoption by the Somanta stockholders of the merger agreement and the merger contemplated by the merger agreement

Q:	What are the United States federal income tax consequences of the merger?

A:
Somanta expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a “reorganization,” Somanta stockholders generally will not recognize a gain or loss for federal income tax purposes. No gain or loss will be recognized for federal income tax purposes by Somanta, Access, or Access stockholders as a result of the merger.

Tax matters are complicated, and the tax consequences of the merger to each Somanta stockholder will depend on the facts of each stockholder’s situation. Somanta stockholders are urged to read carefully the discussion in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 51 and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Q:	Why are Access stockholders not voting?

A:
Access stockholders are not voting on the merger. The Access board of directors has approved the merger and the stockholders of Access are not required to approve this merger under Delaware law because Access is not a constituent party to the merger. The Access board of directors believes that the merger is advisable to and in the best interests of Access and its stockholders and unanimously recommends the proposal to issue shares of Access common stock in the merger.

Q:	What are Somanta stockholders voting on?

A:
Somanta stockholders are voting on a proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. The approval of this proposal by Somanta stockholders is a condition to the effectiveness of the merger.

Q:	What vote of Somanta stockholders is required to approve and adopt the merger agreement and the merger contemplated by the merger agreement?

A: Approval and adoption of the merger agreement and the merger contemplated by the merger agreement, requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Somanta common stock and Somanta Series A preferred stock, voting together as a single class on an as-converted basis, and (ii) the holders of a majority of the outstanding shares of Somanta Series A preferred stock, voting separately as a class.

Q:	How does the Somanta board of directors recommend that Somanta stockholders vote?

A:
The Somanta board of directors recommends that Somanta stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. The Somanta board of directors has determined that the merger agreement and the merger contemplated by the merger agreement are advisable, and fair to and in the best interests of Somanta and its stockholders. Accordingly, the Somanta board of directors has approved the merger agreement and the merger contemplated by the merger agreement. For a more complete description of the Recommendation of the Somanta board of directors, see “The Somanta Special Meeting—Recommendation of the Somanta Board of Directors” beginning on page 39.

Q:	When and where will the special meeting of stockholders be held?

A:
The Somanta special meeting will take place at the offices of Somanta Pharmaceuticals, Inc., located at 19200 Von Karman Avenue, Suite 400, Irvine, California 92612, on ____day, ______, 2007, at 9:00 a.m. local time.

Q:	Who can attend and vote at the special meeting?

A:
All Somanta stockholders of record as of the close of business on _______, 2007, the Somanta record date, are entitled to receive notice of and to vote at the Somanta special meeting. If you hold common stock, you may cast one vote for each share of Somanta common stock that you owned on the record date. If you hold Somanta’s preferred stock, you may cast one vote for each share of common stock into which your preferred stock is then convertible

Q:	What should I do now in order to vote on the proposals being considered at Somanta’s special meeting?

A:
Somanta stockholders of record as of the Somanta record date may vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or by submitting a proxy by fax by following the instructions on the enclosed proxy card. If you hold Somanta common stock in “street name,” which means your shares are held of record by a broker, bank or nominee, you must complete, sign, date and return the enclosed voting instruction form to the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction form used by your broker, bank or nominee to see if you may submit voting instructions using the fax.

Additionally, you may also vote in person by attending Somanta’s special meeting. If you plan to attend Somanta’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at Somanta’s special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend Somanta’s special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q:	What will happen if I abstain from voting or fail to vote?

A:	An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting.

An abstention or the failure of a Somanta stockholder to vote or to instruct your broker to vote if your shares are held in “street name” will have the same effect as voting against the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

• delivering a signed written notice of revocation to the Secretary of Somanta;
• signing and delivering a new, valid proxy bearing a later date;
• submitting another proxy by fax; or
• attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in “street name” you must contact your broker, bank or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials for Somanta’s special meeting?

A:
You may receive more than one set of voting materials for Somanta’s special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q:	Am I entitled to appraisal rights?

A:
Under Delaware law, holders of Somanta’s capital stock have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of common stock or preferred stock, as the case may be, as determined by the Delaware Chancery Court, rather than the merger consideration. The fair value determined by the court could be more than, less than or equal to the value of the merger consideration. To exercise appraisal rights, Somanta stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger-Dissenters’ or Appraisal Rights” beginning on page 54. In addition, the text of the applicable provisions of Delaware General Corporation Law, or the DGCL, is included as Annex B to this proxy statement/prospectus. Any Somanta stockholder wishing to exercise appraisal rights is urged to consult with legal counsel before attempting to exercise those rights.

Holders of Access common stock are not entitled to appraisal rights in connection with the issuance of Access common stock in the merger.

Q:	Who can help answer my questions?

A:
If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612
Phone: (949) 477-8090
Email: t.bruggeman@somanta.com

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement and the merger contemplated by the merger agreement, we encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Access and Somanta that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Additional Information—Where You Can Find More Information” beginning on page 232.

The Companies

Access
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100

Access’ Business

Access Pharmaceuticals, Inc. (“Access”) is a Delaware corporation. Access is an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Access’ product for the management of oral mucositis, MuGard™, has received marketing clearance by the FDA as a device. Access’ lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has advanced drug delivery technologies including Cobalamin™ mediated oral drug delivery and targeted delivery.

Together with Access’ subsidiaries, Access has proprietary patents or rights to one technology approved for marketing and three drug delivery technology platforms:

•      MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery,
•      Cobalamin-mediated targeted delivery.

Products

Access used its drug delivery technologies to develop the following products and product candidates:

Access Drug Portfolio
Compound	Originator	Technology	Indication	Clinical Stage
Cancer
MuGard™	Access	Mucoadhesive liquid	Mucositis	Marketing clearance received
ProLindacTM (Polymer Platinate, AP5346) (1)	Access - U London	Synthetic polymer	Cancer	Phase II
Oral Insulin	Access	Cobalamin	Diabetes	Pre-Clinical
Oral Delivery System	Access	Cobalamin	Various	Pre-Clinical
Cobalamin-Targeted Therapeutics	Access	Cobalamin	Anti-tumor	Pre-Clinical

(1)   Licensed from the School of Pharmacy, The University of London. Subject to a 1% royalty and milestone payments on sales.

Somanta
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612
(949) 477-8090

Somanta’s Business

Somanta is a biopharmaceutical company engaged in the development of drugs primarily for the treatment of cancer. Somanta in-licenses substances designed for anti-cancer therapy in order to advance them along the regulatory and clinical pathway toward commercial approval. Somanta’s licenses are generally worldwide in scope and territory, with the exception of Somanta’s license for Sodium Phenylbutyrate which is worldwide, excluding U.S. and Canada. Somanta uses its expertise to manage and perform what Somanta believes are the most critical aspects of the drug development process which includes the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. Somanta concentrates on drug development and engages in a very limited way in drug discovery, avoiding the significant investment of time and financial resources that is generally required before a compound is identified and brought into clinical trials. Somanta intends to out-source clinical trials, pre-clinical testing and the manufacture of clinical materials to experienced and qualified third parties.

Somanta was originally incorporated in New Jersey in 1991 under the name PRS I, Inc. Somanta subsequently changed its name to Service Lube, Inc., then to Fianza Commercial Corp. and then to Hibshman Optical Corp. Neither PRS I, Inc., nor Service Lube, Inc., nor Fianza Commercial Corp., nor Hibshman Optical Corp., ever engaged in any active business.

On January 31, 2006, Somanta reincorporated in the State of Delaware under the name Somanta Pharmaceuticals, Inc. and acquired Somanta Incorporated through the merger of a wholly-owned subsidiary with and into Somanta Incorporated. Somanta Incorporated was formerly known as Bridge Oncology Products, Inc., which was formed on February 10, 2005. On August 22, 2005, Bridge Oncology Products, Inc., entered into a Share Exchange Agreement with Somanta Limited, a company organized under the laws of England pursuant to which Somanta Limited became a wholly-owned subsidiary of Bridge Oncology Products, Inc., and Bridge Oncology Products, Inc., changed its name to Somanta Incorporated. Somanta Limited was formed on April 19, 2001.

Prior to the date of the share exchange between Bridge Oncology Products, Inc., and Somanta Limited, each of Bridge Oncology Products, Inc., and Somanta Limited were engaged in a limited amount of business. Bridge Oncology Products, Inc., was formed in February 2005, and in February 2005, it entered into the Sodium Phenylbutyrate Co-development and Sub-license Agreement with Virium Pharmaceuticals, Inc., to develop Sodium Phenylbutyrate outside of the U.S. and Canada for the treatment of cancer, autoimmune diseases and other clinical indications. It engaged in no other business during that period of time.

Although Somanta Limited was formed in April of 2001, its primary business prior to the date of the share exchange with Bridge Oncology Products, Inc., was to secure intellectual property rights to the various chemical entities that Somanta now desires to develop as product candidates. To that end, in November 2001, Somanta Limited entered into an Exclusive License Agreement with De Montfort University related to Somanta’ drug development candidate, Alchemix. In January 2002, Somanta Limited entered into an Exclusive Patent and Know-how License and Option Agreement with Immunodex, Inc. covering its drug product candidates know as Phoenix and Angiolix. In October 2003, Somanta Limited entered into an agreement with the Cancer Research Institute of Contra Costa for the support of an academic human clinical trial for Phoenix. In March 2004, Somanta Limited entered into an Exclusive Patent and Know-how Assignment and License Agreement with the School of Pharmacy, University of London related to Somanta’s drug development candidate known as Prodrax. In March 2004, Somanta Limited entered into a Research and Development Agreement with The School of Pharmacy, University of London for the purpose of further developing Prodrax. In addition to securing the various intellectual property rights related to the agreements described above, in August of 2004, Somanta Limited also entered into a Research Collaboration and License Agreement with Advanced Cardiovascular Devices, LLC, pursuant to which Somanta Limited licensed Advanced Cardiovascular Devices, LLC, rights to Somanta’s drug development candidate,

Alchemix, solely for use on drug eluting stents. In 2001 Somanta Limited entered into a shareholder and intellectual property rights agreement with Cypomics, Ltd. pursuant to which Somanta Limited was to fund a research and development program of Cypomics, Ltd. in exchange for a certain amount of capital stock of Cypomics, Ltd. However, neither party performed any of its obligations under the agreement and neither party is liable to the other party for any such failure to perform. In July 2005, this agreement was formally terminated.

Somanta’s current product candidate in academic-investigator-sponsored clinical development includes an anti-cancer agent (a small molecule) targeting four different tumors and/or stages of cancer. Somanta has three additional product development candidates (two small molecules and a monoclonal antibody) in pre-clinical development targeting eleven different tumor types.

The following table sets forth the eleven types of cancer targeted by each of Somanta’s current product development candidates:

Sodium Phenylbutyrate	• Central nervous system cancers, particularly glioblastoma multiforme
• Myelodysplastic syndrome
• Acute leukemia
• Colon

Alchemix	• Central nervous system cancers
• Colon
• Non-small cell lung
• Ovarian
• Renal

Prodrax	• Lung
• Breast
• Ovarian
• Colon
• Pancreatic
• Esophageal

Angiolix	• Breast
• Colorectal

Products

Somanta has the following product candidates:

Somanta Drug Candidate Portfolio
Compound	Originator	Technology	Indication	Clinical Stage

Sodium Phenylbutyrate	National Institutes of Health	Small molecule	Cancer	Academic Investigator Phase I
Angiolix (huMc-3 mAb)	Immunodex, Inc.	Humanized monoclonal antibody	Cancer	Pre-Clinical
Alchemix (chloroethylaminoanthraquinone)	DeMontford University	Small Molecule	Cancer	Pre-Clinical
Prodrax (di-N-oxides of chloroethylaminoanthraquinone)	School of Pharmacy, University of London	Small Molecule	Cancel	Pre-Clinical

The Merger (see page 42)

Access and Somanta have agreed to the acquisition of Somanta by Access under the terms of the merger agreement that is described in this proxy statement/prospectus. In the merger, Somanta Acquisition Corporation, a wholly owned subsidiary of Access, will merge with Somanta, with Somanta surviving as a wholly owned subsidiary of Access. We have attached the merger agreement to this proxy statement/prospectus as Annex A. We encourage you to carefully read the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration

If the proposed merger is completed, the holders of Somanta’s common stock are expected to receive approximately 0.032343 of a share of Access common stock for each share of Somanta common stock they own immediately prior to completion of the merger not to exceed in the aggregate 500,000 of Access common stock, and the holders of Somanta’s preferred stock are expected to receive approximately 1690.24045 shares of Access common stock for each share of Somanta preferred stock, including accrued and unpaid dividends, they own immediately prior to completion of the merger not to exceed in the aggregate 1,000,000 shares of Access common stock. In accordance with the Certificate of Designation of Somanta’s Series A preferred stock, holders of a majority of the Series A preferred stock of Somanta have acknowledged and agreed that if the stockholders of Somanta approve the Merger Agreement and the transactions contemplated thereby, then each share of preferred stock will be exchanged for common stock of Access and the rights, preferences and privileges associated with such Series A preferred stock will cease to exist as of the closing of the Merger. For a full description of a comparison of the rights of the Access common stock to the rights of the Somanta common stock and Series A preferred stock, see “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 22. The merger is expected to qualify as a “reorganization” under the Internal Revenue Code. See “Risk Factors—Risks Relating to the Merger” beginning on page 18.

For a full description of the merger consideration and the possible adjustment to the merger consideration, see “The Merger Agreement—Treatment of Securities” beginning on page 59.

Fractional Shares

Access will not issue fractional shares of Access common stock in the merger. As a result, each Somanta stockholder will receive cash for any fractional share of Access common stock the stockholder would otherwise be entitled to receive in the merger after aggregating all fractional shares to be received by the stockholder.

For a full description of the treatment of fractional shares, see “The Merger Agreement—Fractional Shares” beginning on page 60.

Treatment of Somanta Stock Options

Each outstanding option to purchase Somanta common stock will either convert upon exercise to common stock of Somanta before the merger or cease to exist after the merger.

Treatment of Somanta Warrants

Each outstanding warrant to purchase a share of Somanta common stock, excluding outstanding warrants covering 1,166,534 shares of Somanta common stock which are held by SCO Capital Partners LLC or SCO Financial Group LLC and which will be exercised prior to the closing of the merger, will convert into a warrant to purchase 0.032343 shares of Access common stock at an adjusted exercise price utilizing the same exchange ratio.

Access Board of Directors after the Merger

Upon completion of the merger, the Access board of directors will be remain the same. The directors of Access prior to the completion of the merger will continue to serve as the directors of Access after the merger.

Ownership of Access after the Merger

Based on the number of shares of Access common stock and Somanta common stock and preferred stock outstanding on June 6, 2007 and without giving effect to any further issuances of shares of stock by Access: (i) holders of Somanta common stock are expected to hold approximately 4.3% of the fully diluted shares of Access common stock immediately after the merger, (ii) holders of Somanta preferred stock are expected to hold approximately 8.7% of the fully diluted shares of Access common stock immediately after the merger, and (iii) holders of Somanta common stock and preferred stock taken together are expected to hold approximately 13.0% of the fully diluted shares of Access common stock immediately after the merger.

Access stockholders will continue to own their existing shares, which will not be affected by the merger. Access may issue additional shares of its equity securities prior to the closing of the merger and Somanta stockholders would be diluted in the case of any such issuances.

Opinion of Financial Advisor

Somanta

The special committee of the Somanta board of directors did not engage a financial advisor to assist in the sale of Somanta or to render a financial opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Somanta stockholders in the merger. The special committee determined that the factors which weighed in favor of the merger, as discussed below, were substantial in relation to the factors which weighed against the merger. The special committee also considered the cost of obtaining a fairness opinion as prohibitively expensive in light of Somanta’s financial condition.

Share Ownership of Directors and Executive Officers

At the close of business on the Somanta record date, directors and executive officers of Somanta and their affiliates beneficially owned and were entitled to vote approximately 17,937,213 shares of Somanta common stock (on an as-converted basis and after the exercise of certain warrants held by them), collectively representing approximately 70.84% of the shares of Somanta common stock (on an as-converted basis) outstanding on that date. SCO Capital Partners LLC, and its affiliates, are represented on Somanta’s Board of Directors and collectively control 44.52% of Somanta’s common stock and 55.6% of Somanta’s outstanding preferred stock or 48.82% of Somanta’s outstanding voting stock (on an as-converted basis). Lake End Capital, LLC are represented on Somanta’s board of directors and controls 5.09% of Somanta’s common stock and 4.23% of Somanta’s outstanding preferred stock. Walbrook Trustees (Jersey Ltd REK33), of which Agamemnon A Epenetos, Somanta’s President and Chief Executive Officer, is a beneficiary, is the beneficial owner of 25.03% of Somanta’s common stock or 15.28% of Somanta’s outstanding voting stock (on an as-converted basis). Access has received voting agreements from certain Somanta stockholders representing approximately 85% of Somanta’s outstanding common stock and approximately 60% of its outstanding preferred stock or 70.84% of Somanta’s outstanding voting stock (on an as-converted basis) under which the parties, subject to certain limited exceptions, have granted an irrevocable proxy to Access to vote their shares in favor of the merger. A copy of the form of the Voting Agreement is attached as Annex C.

Interests of Directors and Executive Officers of Somanta in the Merger (see page 58)

In considering the recommendation of the Somanta board of directors with respect to the merger agreement and the merger contemplated by the merger agreement, you should be aware that members of the Somanta board of directors and Somanta executive officers have interests in the merger contemplated by the merger agreement that may be different than, or in addition to, the interests of Somanta stockholders, generally. These interests include:

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of Somanta following the merger;

•  the employment of certain executive officers of Somanta by Access upon completion of the merger;

•
the potential receipt of severance payments, payable to the following executive officers in the following respective amounts if he were to be terminated without cause or were to resign pursuant to an involuntary termination at any time following the completion of the merger:

Name	Total Severance Payments
Agamemnon A. Epenetos, MD, PhD	$275,000
Terrance J. Bruggeman	248,000

•
that Jeffrey Davis is a director of both Somanta and Access and that Mr. Davis is also an affiliate of SCO Capital an entity that is a secured lender to Access and that beneficially owns 44.52% of Somanta’s common stock and 74.1% of Access’ common stock. Mr. Davis and Mark Alvino, who is also an affiliate of SCO, are each also directors of Access and Mr. Davis is the Chairman of the Board of Access.

Each of the Somanta and Access boards of directors were aware of these interests and considered them, among other matters, in making their recommendations.

Dissenters’ or Appraisal Rights (see page 54)

Holders of shares of Somanta common stock or preferred stock who do not vote in favor of approval and adoption of the merger agreement and approval of the merger and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. Under the DGCL, holders of shares of Access common stock are not entitled to appraisal rights in connection with the merger.

Merely voting against the merger will not preserve the right of Somanta stockholders to appraisal under the DGCL. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Somanta stockholders who hold shares in the name of a broker or other nominee must instruct their nominee to take the steps necessary to enable them to demand appraisal of their shares.

Annex B to this proxy statement/prospectus contains the full text of Section 262 of the DGCL, which relates to the rights of appraisal. We encourage you to read these provisions carefully and in their entirety.

Conditions to Completion of the Merger (see page 66)

A number of conditions must be satisfied before the merger will be completed. These include among others:

•	the approval and adoption of the merger agreement and the merger contemplated by the merger agreement by Somanta stockholders;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger;

•	that Access has received a favorable fairness opinion of TSG Partners to the effect that the payment by it of the merger consideration is fair to Access’ stockholders from a financial point of view;

•
the representations and warranties of each party contained in the merger agreement being true and correct, except to the extent that breaches of these representations and warranties would not result in a material adverse effect on the representing party;

•	the performance or compliance in all material respects of each party with all agreements and covenants contained in the merger agreement at the completion of the merger;

•	the absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect with respect to either party; and

•	that as of the completion of the merger all of Somanta’s liabilities, including accounts payables and amounts owed to officers and employees, shall not exceed $1,000,000 in the aggregate.

Each of Access, Somanta Acquisition Corporation and Somanta may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met.

Regulatory Matters (see page 54)

The merger is not subject to antitrust laws or any federal or state regulatory requirements.

Reasonable Best Efforts to Complete the Merger (see page 66)

Each of Access and Somanta has agreed to cooperate fully with the other party and use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable under applicable law and regulations to complete the merger as promptly as practicable, but in no event later than August 31, 2007.

No Solicitation

The merger agreement contains detailed provisions that prohibit Somanta and its subsidiaries, and their officers, directors agents, representatives and advisors from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to an acquisition proposal as defined in the merger agreement, including an acquisition that would result in the person or group acquiring more than a 33.33% interest in the party’s total outstanding securities, a sale of more than 33.33% of the party’s assets or a merger or other business combination. The merger agreement does not, however, prohibit either party or its board of directors from considering and recommending to the party’s stockholders an unsolicited acquisition proposal from a third party if specified conditions are met.

Termination of the Merger Agreement (see page 68)

Under circumstances specified in the merger agreement, either Access or Somanta may terminate the merger agreement. Subject to the limitations set forth in the merger agreement, the circumstances generally include if:

•	the other party consents to termination;

•	the merger is not completed by August 31, 2007, unless extended by mutual agreement;

•
either party if any governmental authority shall have issued an order, decree, or ruling or taken any other action permanently enjoining restraining, or otherwise prohibiting the merger and such order, decree, ruling, or other action shall have become final and nonappealable;

•	the required approval of the stockholders of Somanta has not been obtained at its special meeting;

•
the other party breaches its representations, warranties or covenants in the merger agreement such that its conditions to completion of the merger regarding representations, warranties or covenants would not be satisfied; or

•	the other party has not complied with the provisions of the merger agreement relating to non-solicitation and board recommendations.

Break-up Fees (see page 68)

If the merger is not completed under certain circumstances specified in the merger agreement, Somanta may be required to pay Access expenses in the amount of up to $750,000 and a break-up fee of $750,000. If the merger is not completed under certain circumstances specified in the merger agreement, Access may be required to pay Somanta expenses in the amount of up to $100,000.

Material United States Federal Income Tax Consequences of the Merger (see page 51)

Somanta expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a “reorganization,” Somanta stockholders generally will not recognize a gain or loss for federal income tax purposes. No gain or loss will be recognized for federal income tax purposes by Somanta, Access, or Access stockholders as a result of the merger.

Tax matters are complicated, and the tax consequences of the merger to each Somanta stockholder will depend on the facts of each stockholder’s situation. Somanta stockholders are urged to read carefully the discussion in the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” and to consult their tax advisors for a full understanding of the tax consequences of their participation in the merger.

Accounting Treatment (see page 54)

Access will account for the merger as a business combination under United States generally accepted accounting principles.

Risk Factors

In evaluating the merger agreement and the merger, in the case of Somanta stockholders, or the issuance of shares of Access common stock in the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 18.

Summary Selected Historical Financial Data

Access and Somanta are providing the following information to aid you in your analysis of the financial aspects of the merger.

Access

The selected consolidated financial data below as of and for each of the years in the five-year period ended December 31, 2006 has been derived from Access’ consolidated financial statements. The information is only a summary and should be read in conjunction with Access consolidated financial statements, accompanying notes and management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 232.

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Total revenues	$-	$-	$-	$-	$89
Operating loss	(5,175)	(9,622)	(6,003)	(5,426)	(5,925)
Interest and miscellaneous income	294	100	226	279	594
Interest and other expense	(7,436)	(2,100)	(1,385)	(1,281)	(1,278)
Unrealized loss	(1,107)	-	-	-	-
Income tax benefit	173	4,067	-	-	-
Loss from continuing operations	(13,251)	(7,555)	(7,162)	(6,428)	(6,520)
Discontinued operations net of taxes ($173 in 2006 and $4,067 in 2005)	377	5,855	(3,076)	(507)	(2,864)
Net loss	(12,874)	(1,700)	(10,238)	(6,935)	(9,384)

Common Stock Data: (2)
Net loss per basic and diluted common share	$(3.65)	$(0.53)	$(3.38)	$(2.61)	$(3.58)
Weighted average basic and diluted common shares outstanding	3,532	3,237	3,032	2,653	2,621

	As of December 31,
	2006	2005	2004	2003	2002
		(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$4,389	$474	$2,261	$2,587	$9,776
Restricted cash	-	103	1,284	649	468
Total assets	6,426	7,213	11,090	11,811	19,487
Deferred revenue	173	173	1,199	1,184	1,199
Convertible notes, net of discount	8,833	7,636	13,530	13,530	13,530
Total liabilities	16,313	11,450	17,751	17,636	18,998
Total stockholders' equity (deficit)	(9,887)	(4,237)	(6,661)	(5,825)	489

(1)
This data has been adjusted for discontinued operations and sales of assets. The discontinued operations relate to the sale of Access’ oral care and dermatology business to Uluru, Inc. and the closing and sale of the Access’ Australian laboratory described more fully in “Management’s Discussion and Analysis or Plan of Operations” appearing elsewhere in this Prospectus.

(2)	All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.

Somanta

Somanta has derived the following historical information from Somanta audited consolidated financial statements from inception through the fiscal year ended April 30, 2006 contained in Somanta’s annual reports on Form 10-KSB. The information is only a summary and should be read in conjunction with Somanta’s consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 232.

	For the Years Ended April 30,
	2006	2005	2004
	(In thousands, except per share data)
Consolidated Statement of Operations and Comprehensive Loss Data
Total revenues	$1	$-	$-
Operating loss	(4,108)	(1,129)	(258)
Interest and miscellaneous income	17	-	-
Interest and other expense	(908)	-	-
Income tax	2	-	-
Net loss	(5,002)	(1,129)	(258)
Deemed dividends on convertible preferred stock	(1,522)	-	-
Net loss applicable to common shareholders	(6,524)	(1,129)	(258)
Comprehensive loss-foreign currency translation adjustment	-	(6)	-
Comprehensive loss	(6,524)	(1,135)	(258)

Common Stock Data:
Net loss per basic and diluted common share	$(0.47)	$(0.20)	$(0.00)
Weighted average basic and diluted common shares outstanding	14,274,365	5,576,845	70,119,873

	As of April 30,
	2006	2005
	(In thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and short term investments	$1,588	$103
Restricted cash	152	-
Total assets	1,859	179
Current liabilities	3,443	378
Convertible notes, net of discount	-	-
Total liabilities	3,443	378
Total stockholders' equity (deficit)	(1,585)	(199)

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following unaudited pro forma condensed combined financial statements are based upon the historical condensed consolidated financial statements and notes thereto (as applicable) of Access and Somanta, which are included elsewhere in this proxy statement/prospectus. The financial data gives pro forma effect to the merger as if the merger had been completed on January 1, 2006.

Somanta preferred and common stockholders are expected to receive 1,500,000 shares of Access common stock for Somanta capital stock they own immediately prior to the completion of the merger.

The pro forma adjustments are based upon available information and certain assumptions that Access believes are reasonable under the circumstances. A final determination of fair values relating to the merger, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair value of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible assets of Somanta that exist as of the date of the completion of the merger. The final valuation may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial statements under the heading “Unaudited Pro Forma Condensed Combined Financial Statements.” beginning on page 219.

The selected unaudited pro forma condensed combined financial data (i) have been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and accompanying notes included in this proxy statement/prospectus as described under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 219, and (ii) should be read in conjunction with the consolidated financial statements of Access and Somanta and other information filed by Access and Somanta with the SEC and incorporated by reference into this proxy statement/prospectus. See “Additional Information—Where You Can Find More Information” beginning on page 232.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations Data:	For the Twelve Months Ended December 31, 2006	For the Three Months Ended March 31, 2007
	(in thousands)	(in thousands)
Total revenues	$1	$-
Total expenses	9,929	2,291
Loss from operations	(9,928)	(2,291)
Interest and miscellaneous income	337	37
Interest and other expenses	(7,436)	(2,535)
Change in fair value of warrant liabilities	(3,350)	(2,775)
Net loss before discontinued operations and before tax benefit	(20,416)	(7,565)
Income tax benefit	171	-
Loss from continuing operations	(20,245)	(7,565)
Discontinued operations, net of taxes of $173,000	377	-
Net loss	$(19,868)	$(7,565)

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet:	As of March 31, 2007
(in thousands)
Cash and cash equivalents	$488
Short term investments, at cost	2,724
Total current assets	3,939
Property and equipment, net	225
Patents net	836
Total assets	5,042
Accounts payables and accrued expenses	3,452
Current portion of long-term debt net of discount	10,794
Long-term debt	5,500
Total liabilities	22,007
Additional paid-in capital	75,576
Notes receivable from stockholders	(1,045)
Accumulated deficit	(91,542)
Total stockholders’ deficit	(16,965)

Comparative Per Share Information

The following tables set forth historical per share information of Access and Somanta and unaudited pro forma condensed combined per share information after giving effect to the merger under the purchase method of accounting, based on an average price per share of Access common stock of $5.00. The unaudited pro forma combined financial data are not necessarily indicative of the financial position had the merger occurred on December 31, 2006, or operating results that would have been achieved had the merger been in effect as of January 1, 2006 and should not be construed as representative of future financial position or operating results. The unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and accompanying notes included in this proxy statement/prospectus as described under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 219. The historical per share information is derived from the audited financial statements as of and for the years ended December 31, 2006 and 2005 for Access. The historical per share information is derived from the audited financial statements as of and for the years ended April 30, 2006 and 2005 and the unaudited financial statements for the periods ended January 3, 2007 and 2006 for Somanta.

	Historical Access	Historical Somanta	Pro Forma Combined	Pro Forma Equivalent of One Somanta Share (1)

Net earnings (loss) per share—basic and diluted:
Three Months ended March 31, 2007 (2)	$(1.17)	$(0.25)	$(1.50)	$(0.05)
Year ended December 31, 2006 (3)	(3.65)	(0.53)	(3.95)	(0.13)
Book value per share:
March 31, 2007 (2)	$(3.88)	$(0.49)	$(3.37)	$(0.11)
December 31, 2006 (3)	(2.80)	(0.11)	(4.69)	(0.15)
Cash dividends declared per share	—	—	—	—
Outstanding shares (in millions):
March 31, 2007 (2)	3.5	14.3	5.0
December 31, 2006 (3)	3.5	14.3	5.0

(1)
The Pro Forma Equivalent of one Somanta Share amounts were calculated by applying the exchange ratio of .032343 to the pro forma combined net earnings and book value per share. The actual exchange ratio in the merger is subject to change.

(2)	Three months ended January 31, 2007 for Somanta
(3)	Twelve months ended January31, 2007 for Somanta

This information is only a summary and should be read in conjunction with the financial statements and accompanying notes of Access and Somanta contained in the annual reports and other information that has been filed with the SEC and incorporated by reference into this proxy statement/prospectus and with the unaudited pro forma condensed combined financial statements referred to above. See “Additional Information—Where You Can Find More Information” beginning on page 232.

Comparative Per Share Market Price Data

Access common stock trades on the OTC Bulletin Board under the symbol “ACCP.” Somanta common stock trades on the OTC Bulletin Board under the symbol “SMPM.” The following table sets forth the closing prices for Access common stock and Somanta common stock as reported on the OTC Bulletin Board on February 21, 2007, the last trading day before Access and Somanta announced the merger, and June 6, 2007 the last trading day before the date of this proxy statement/ prospectus.

	Access Common Stock	Somanta Common Stock	Pro Forma Equivalent Value of Somanta Common Stock
February 21, 2007	$8.25	$1.10	$0.27
June 6, 2007	$5.20	$0.29	$0.17

The above tables show only historical comparisons. These comparisons may not provide meaningful information to Somanta stockholders in determining whether to approve and adopt the merger agreement and approve the merger contemplated by the merger agreement. See “Additional Information—Where You Can Find More Information” beginning on page 232.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for approval and adoption of the merger agreement and the merger contemplated by the merger agreement, in the case of Somanta stockholders.

Risks Relating to the Merger

Although Access and Somanta expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

Access’ ability to realize the anticipated benefits of the merger will depend, in part, on the ability of Access to integrate the business of Somanta with the business of Access. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by Access and Somanta. The difficulties of combining the operations of the companies include, among others:

•	unanticipated issues in integrating information, communications and other systems;

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

We cannot assure you that the combination of Somanta with Access will result in the realization of the full benefits anticipated from the merger. For a full description of the benefits anticipated from the merger, see “The Merger—Reasons for the Merger” beginning on page 45.

If the proposed merger is not completed, Access and Somanta will have incurred substantial costs that may adversely affect Access’ and Somanta’s financial results and operations and the market price of Access and Somanta common stock.

Access and Somanta have incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and Access’ financial advisors. In addition, Access and Somanta have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, Access and Somanta will have incurred significant costs, including the diversion of management resources, for which each will have received little or no benefit. Also, if the merger is not completed under certain circumstances specified in the merger agreement, Somanta may be required to pay Access’ expenses in the amount of up to $750,000 and Access may be required to pay Somanta’s expenses in the amount of up to $100,000. Somanta could also be required to pay a break-up fee of $750,000. See “The Merger Agreement—Termination; Break-Up Fees and Expenses” beginning on page 68.

In addition, if the merger is not completed, Access and Somanta may experience negative reactions from the financial markets and Access’ and Somanta’s collaborative partners, customers and employees. Each of these factors may adversely affect the trading price of Access and/or Somanta common stock and Access’ and/or Somanta’s financial results and operations.

Certain directors and executive officers of Somanta have interests in the merger that may be different from, or in addition to, the interests of Somanta stockholders.

When considering the Somanta board of directors’ recommendation that Somanta stockholders vote in favor of the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, Somanta stockholders should be aware that some directors and executive officers of Somanta have interests in the merger that may be different from, or in addition to, the interests of Somanta stockholders. These interests include the continued indemnification and insurance coverage of officers and directors of Somanta following the merger, the employment of certain executive officers of Somanta by Access upon completion of the merger, and the potential for severance payments to Somanta’s executive officers under change of control agreements, and the fact that Mr. Davis is a director of both Somanta and Access and is also an affiliate of SCO Capital, an entity that owns 48.82% of Somanta’s common stock (on an as-converted basis) and 74.1% of Access’ common stock and is the holder of $6.0 million of Access secured convertible debt. As a result of these interests, these directors and officers could be more likely to vote to approve and adopt the merger agreement and the merger contemplated by the merger agreement than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Somanta stockholders. For a full description of the interests of directors and executive officers of Somanta in the merger, see “The Merger—Interests of Executive Officers and Directors of Somanta in the Merger” beginning on page 58.

Risks Relating to the Business of Access

Although Access and Somanta expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

Access’ ability to realize the anticipated benefits of the merger will depend, in part, on the ability of Access to integrate the business of Somanta with the business of Access. The combination of two independent companies is a complex, costly and time-consuming process. This process may disrupt the business of either or both of the companies, and may not result in the full benefits expected by Access and Somanta. The difficulties of combining the operations of the companies include, among others:

•	unanticipated issues in integrating information, communications and other systems;

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

We cannot assure you that the combination of Somanta with Access will result in the realization of the full benefits anticipated from the merger.

Without obtaining adequate capital funding, Access may not be able to continue as a going concern.

The report of Access’ independent registered public accounting firm for the fiscal year ended December 31, 2006 contained a fourth explanatory paragraph to reflect its significant doubt about Access’ ability to continue as a going concern as a result of Access’ history of losses and Access’ liquidity position. If Access is unable to obtain adequate capital funding in the future, Access may not be able to continue as a going concern, which would have an adverse effect on Access’ business and operations, and investors’ investment in Access may decline.

Access has experienced a history of losses, Access expects to incur future losses and Access may be unable to obtain necessary additional capital to fund operations in the future.

Access recorded minimal revenue to date and Access has incurred a cumulative operating loss of approximately $81.8 million through March 31, 2007. Net losses for the years ended 2006, 2005 and 2004 were $12,874,000, $1,700,000 and $10,238,000, respectively. Access’ losses have resulted principally from costs incurred in research and development activities related to Access’ efforts to develop clinical drug candidates and from the associated administrative costs. Access expects to incur additional operating losses over the next several years. Access also expects cumulative losses to increase if Access expands research and development efforts and preclinical and clinical trials. Access’ net cash burn rate for the three months ended March 31, 2007 was approximately $435,000 per month. Access projects its net cash burn rate for the next six months to be approximately $450,000 per month. Capital expenditures are forecasted to be minor for the next six months.

Access requires substantial capital for its development programs and operating expenses, to pursue regulatory clearances and to prosecute and defend its intellectual property rights. Access believes that its existing capital resources, interest income, product sales, royalties and revenue from possible licensing agreements and collaborative agreements will be sufficient to fund its currently expected operating expenses and capital requirements for six months (other than debt and interest obligations including the approximately $6 million of Senior Convertible notes due June 11, 2007 plus accrued interest; and approximately $4.0 million of convertible notes which are required to be repaid June 12, 2007 plus accrued interest; and capitalized interest of $880,000 due September 13, 2007). Access will need to raise substantial additional capital to support its ongoing operations and debt obligations.

If Access does raise additional funds by issuing equity securities, further dilution to existing stockholders would result and future investors may be granted rights superior to those of existing stockholders. If adequate funds are not available to Access through additional equity offerings, Access may be required to delay, reduce the scope of or eliminate one or more of its research and development programs or to obtain funds by entering into arrangements with collaborative partners or others that require Access to issue additional equity securities or to relinquish rights to certain technologies or drug candidates that Access would not otherwise issue or relinquish in order to continue independent operations.

Access does not have operating revenue and it may never attain profitability.

To date, Access has funded its operations primarily through private sales of common stock and convertible notes. Contract research payments and licensing fees from corporate alliances and mergers have also provided funding for its operations. Its ability to achieve significant revenue or profitability depends upon its ability to successfully complete the development of drug candidates, to develop and obtain patent protection and regulatory approvals for Access’ drug candidates and to manufacture and commercialize the resulting drugs. Access sold its only revenue producing assets to Uluru, Inc. in October 2005. Access is not expecting any revenues in the short-term from its other assets. Furthermore, Access may not be able to ever successfully identify, develop, commercialize, patent, manufacture, obtain required regulatory approvals and market any additional products. Moreover, even if Access does identify, develop, commercialize, patent, manufacture, and obtain required regulatory approvals to market additional products, Access may not generate revenues or royalties from commercial sales of these products for a significant number of years, if at all. Therefore, its proposed operations are subject to all the risks inherent in the establishment of a new business enterprise. In the next few years, its revenues may be limited to minimal product sales and royalties, any amounts that Access receives under strategic partnerships and research or drug development collaborations that Access may establish and, as a result, Access may be unable to achieve or maintain profitability in the future or to achieve significant revenues in order to fund its operations.

Access may not be able to pay its debt and other obligations and its assets may be seized as a result.

Access may not generate the cash flow required to pay its liabilities as they become due. Its outstanding debt includes approximately $6.0 million of Senior Convertible notes due June 11, 2007, and approximately $4.0 million of its Convertible Subordinated Notes due June 12, 2007 and $5.5 million are due in September 2010. Access has also capitalized interest of $880,000 due September 13, 2007 or earlier if Access raises over $5.0 million in new equity.

If its cash flow is inadequate to meet these obligations, Access will default on the notes. Any default on the notes could allow its note holders to foreclose upon its assets, and force it into bankruptcy. Access may be unable to repay, repurchase or restructure the convertible subordinated notes due in June 2007 and September 2010 and could be forced into bankruptcy. In the event of a default, the holders of its secured convertible notes have the right to foreclose on substantially all of its assets, which could force it to curtail or cease its business operations.

The holders of Access’s convertible notes may require it to repurchase or prepay all of the outstanding convertible notes under certain circumstances. Access may not have sufficient cash reserves to repurchase the convertible notes at such time, which would cause an event of default under the convertible notes and may force it to declare bankruptcy.

Access may not successfully commercialize its drug candidates.

Access’ drug candidates are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies and its failure to develop safe, commercially viable drugs would severely limit its ability to become profitable or to achieve significant revenues. Access may be unable to successfully commercialize Access’ drug candidates because:

•	some or all of its drug candidates may be found to be unsafe or ineffective or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances;
•	its drug candidates, if safe and effective, may be too difficult to develop into commercially viable drugs;
•	it may be difficult to manufacture or market its drug candidates on a large scale;
•	proprietary rights of third parties may preclude it from marketing its drug candidates; and
•	third parties may market superior or equivalent drugs.

The success of Access’ research and development activities, upon which Access primarily focuses, is uncertain.

Access’ primary focus is on its research and development activities and the commercialization of compounds covered by proprietary biopharmaceutical patents and patent applications. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Actual research and development costs, therefore, could exceed budgeted amounts and estimated time frames may require extension. Cost overruns, unanticipated regulatory delays or demands, unexpected adverse side effects or insufficient therapeutic efficacy will prevent or substantially slow Access’ research and development effort and Access’ business could ultimately suffer. Access anticipates that it will remain principally engaged in research and development activities for an indeterminate, but substantial, period of time.

Access may be unable to successfully develop, market, or commercialize its products or its product candidates without establishing new relationships and maintaining current relationships.

Access’ strategy for the research, development and commercialization of its potential pharmaceutical products may require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to its existing relationships with other parties. Specifically, Access may seek to joint venture, sublicense or enter other marketing arrangements with parties that have an established marketing capability or Access may choose to pursue the commercialization of such products on its own. Access may, however, be unable to establish such additional collaborative arrangements, license agreements, or marketing agreements as Access may deem necessary to develop, commercialize and market Access’ potential pharmaceutical products on acceptable terms. Furthermore, if Access maintains and establishes arrangements or relationships with third parties, its business may depend upon the successful performance by these third parties of their responsibilities under those arrangements and relationships.

Access’ ability to successfully commercialize, and market Access’ product candidates could be limited if a number of these existing relationships were terminated.

Furthermore, its strategy with respect to its polymer platinate program is to enter into a licensing agreement with a pharmaceutical company pursuant to which the further costs of developing a product would be shared with its licensing partner. Although Access has had discussions with potential licensing partners with respect to its polymer platinate program, to date Access has not entered into any licensing arrangement. Access may be unable to execute its licensing strategy for polymer platinate.

Access may be unable to successfully manufacture its products and its product candidates in clinical quantities or for commercial purposes without the assistance of contract manufacturers, which may be difficult for it to obtain and maintain.

Access has limited experience in the manufacture of pharmaceutical products in clinical quantities or for commercial purposes and Access may not be able to manufacture any new pharmaceutical products that Access may develop. As a result, Access has established, and in the future intends to establish arrangements with contract manufacturers to supply sufficient quantities of products to conduct clinical trials and for the manufacture, packaging, labeling and distribution of finished pharmaceutical products if any of its potential products are approved for commercialization. If Access is unable to contract for a sufficient supply of its potential pharmaceutical products on acceptable terms, its preclinical and human clinical testing schedule may be delayed, resulting in the delay of its clinical programs and submission of product candidates for regulatory approval, which could cause its business to suffer. Its business could suffer if there are delays or difficulties in establishing relationships with manufacturers to produce, package, label and distribute its finished pharmaceutical or other medical products, if any, market introduction and subsequent sales of such products. Moreover, contract manufacturers that Access may use must adhere to current Good Manufacturing Practices, as required by the FDA. In this regard, the FDA will not issue a pre-market approval or product and establishment licenses, where applicable, to a manufacturing facility for the products until the manufacturing facility passes a pre-approval plant inspection. If Access is unable to obtain or retain third party manufacturing on commercially acceptable terms, Access may not be able to commercialize its products as planned. Its potential dependence upon third parties for the manufacture of its products may adversely affect its ability to generate profits or acceptable profit margins and its ability to develop and deliver such products on a timely and competitive basis.

ProLindac™ is manufactured by third parties for Access’ Phase II clinical trials. Manufacturing is ongoing for the current clinical trials. Certain manufacturing steps are conducted by the Company to enable significant cost savings to be realized.

Access is subject to extensive governmental regulation which increases its cost of doing business and may affect its ability to commercialize any new products that Access may develop.

The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed laboratory, preclinical and clinical testing procedures and other costly and time-consuming procedures to establish its safety and efficacy. All of its drugs and drug candidates require receipt and maintenance of governmental approvals for commercialization. Preclinical and clinical trials and manufacturing of its drug candidates will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product. The status of Access’ principal products is as follows:

●	A mucoadhesive liquid technology product, MuGard™, has received marketing approval by the FDA.
●	ProLindac™ is currently in a Phase II trial in Europe and a Phase II trial in the US.
●	ProLindac™ has been approved for an additional Phase I trial in the US by the FDA.
●	Cobalamin™ mediated delivery technology is currently in the pre-clinical phase.
●	Access also has other products in the preclinical phase.

Due to the time consuming and uncertain nature of the drug candidate development process and the governmental approval process described above, Access cannot assure you when Access, independently or with its collaborative partners, might submit a NDA, for FDA or other regulatory review.

Government regulation also affects the manufacturing and marketing of pharmaceutical products. Government regulations may delay marketing of Access’ potential drugs for a considerable or indefinite period of time, impose costly procedural requirements upon its activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Delays in obtaining governmental regulatory approval could adversely affect Access’ marketing as well as its ability to generate significant revenues from commercial sales. Access’ drug candidates may not receive FDA or other regulatory approvals on a timely basis or at all. Moreover, if regulatory approval of a drug candidate is granted, such approval may impose limitations on the indicated use for which such drug may be marketed. Even if Access obtains initial regulatory approvals for its drug candidates, Access’ drugs and its manufacturing facilities would be subject to continual review and periodic inspection, and later discovery of previously unknown problems with a drug, manufacturer or facility may result in restrictions on the marketing or manufacture of such drug, including withdrawal of the drug from the market. The FDA and other regulatory authorities stringently apply regulatory standards and failure to comply with regulatory standards can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

The uncertainty associated with preclinical and clinical testing may affect Access’ ability to successfully commercialize new products.

Before Access can obtain regulatory approvals for the commercial sale of any of its potential drugs, the drug candidates will be subject to extensive preclinical and clinical trials to demonstrate their safety and efficacy in humans. Preclinical or clinical trials of any of its future drug candidates may not demonstrate the safety and efficacy of such drug candidates at all or to the extent necessary to obtain regulatory approvals. In this regard, for example, adverse side effects can occur during the clinical testing of a new drug on humans which may delay ultimate FDA approval or even lead it to terminate its efforts to develop the drug for commercial use. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. In particular, polymer platinate has taken longer to progress through clinical trials than originally planned. This extra time has not been related to concerns of the formulations but rather due to the lengthy regulatory process. The failure to adequately demonstrate the safety and efficacy of a drug candidate under development could delay or prevent regulatory approval of the drug candidate. A delay or failure to receive regulatory approval for any of Access’ drug candidates could prevent Access from successfully commercializing such candidates and Access could incur substantial additional expenses in its attempts to further develop such candidates and obtain future regulatory approval.

Access may incur substantial product liability expenses due to the use or misuse of its products for which Access may be unable to obtain insurance coverage.

Access’ business exposes it to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. These risks will expand with respect to its drug candidates, if any, that receive regulatory approval for commercial sale and Access may face substantial liability for damages in the event of adverse side effects or product defects identified with any of its products that are used in clinical tests or marketed to the public. Access generally procures product liability insurance for drug candidates that are undergoing human clinical trials. Product liability insurance for the biotechnology industry is generally expensive, if available at all, and as a result, Access may be unable to obtain insurance coverage at acceptable costs or in a sufficient amount in the future, if at all. Access may be unable to satisfy any claims for which Access may be held liable as a result of the use or misuse of products which Access has developed, manufactured or sold and any such product liability claim could adversely affect its business, operating results or financial condition.

Access may incur significant liabilities if it fails to comply with stringent environmental regulations or if Access did not comply with these regulations in the past.

Access’ research and development processes involve the controlled use of hazardous materials. Access is subject to a variety of federal, state and local governmental laws and regulations related to the use, manufacture, storage, handling and disposal of such material and certain waste products. Although Access believes that its activities and its safety procedures for storing, using, handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such accident, Access could be held liable for any damages that result and any such liability could exceed its resources.

Intense competition may limit Access’ ability to successfully develop and market commercial products.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Access’ competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions.

The following products may compete with polymer platinate:

•      Cisplatin, marketed by Bristol-Myers Squibb, the originator of the drug, and several generic manufacturers;
•      Carboplatin, marketed by Bristol-Myers Squibb in the US; and
•      Oxaliplatin, marketed exclusively by Sanofi-Aventis.

The following companies are working on therapies and formulations that may be competitive with Access’ polymer platinate:

•   Antigenics and Regulon are developing liposomal platinum formulations;
•   Spectrum Pharmaceuticals and GPC Biotech are developing oral platinum formulations;
•   Poniard Pharmaceuticals is developing both iv and oral platinum formulations;
•   Nanocarrier and Debio are developing micellar nanoparticle platinum formulations; and
•   American Pharmaceutical Partners, Cell Therapeutics, Daiichi, and Enzon are developing alternate drugs in combination with polymers and other drug delivery systems.

Companies working on therapies and formulations that may be competitive with Access’ vitamin mediated drug delivery system are Bristol-Myers Squibb, Centocor (acquired by Johnson & Johnson), Endocyte, GlaxoSmithKline, Imclone and Xoma which are developing targeted monoclonal antibody therapy.

Amgen, Carrington Laboratories, CuraGen Corporation, Cytogen Corporation, Endo Pharmaceuticals, MGI Pharma, Nuvelo, Inc. and OSI Pharmaceuticals are developing products to treat mucositis that may compete with Access’ mucoadhesive liquid technology.

BioDelivery Sciences International, Biovail Corporation, Cellgate, CIMA Labs, Inc., Cytogen Corporation, Depomed Inc., Emisphere Technologies, Inc., Eurand, Flamel Technologies, Nobex and Xenoport are developing products which compete with Access’ oral drug delivery system.

Many of these competitors have and employ greater financial and other resources, including larger research and development, marketing and manufacturing organizations. As a result, Access’ competitors may successfully develop technologies and drugs that are more effective or less costly than any that Access is developing or which would render Access’ technology and future products obsolete and noncompetitive.

In addition, some of Access; competitors have greater experience than Access does in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, Access’ competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than Access does. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage. Drugs resulting from Access’ research and development efforts or from its joint efforts with collaborative partners therefore may not be commercially competitive with its competitors' existing products or products under development.

Access’ ability to successfully develop and commercialize its drug candidates will substantially depend upon the availability of reimbursement funds for the costs of the resulting drugs and related treatments.

The successful commercialization of, and the interest of potential collaborative partners to invest in the development of its drug candidates, may depend substantially upon reimbursement of the costs of the resulting drugs and related treatments at acceptable levels from government authorities, private health insurers and other organizations, including health maintenance organizations, or HMOs. Limited reimbursement for the cost of any drugs that Access develops may reduce the demand for, or price of such drugs, which would hamper its ability to obtain collaborative partners to commercialize its drugs, or to obtain a sufficient financial return on its own manufacture and commercialization of any future drugs.

The market may not accept any pharmaceutical products that Access successfully develops.

The drugs that Access is attempting to develop may compete with a number of well-established drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any drugs developed by it will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of its drug candidates, the potential advantage of its drug candidates over existing therapies and the reimbursement policies of government and third-party payers. Physicians, patients or the medical community in general may not accept or use any drugs that Access may develop independently or with its collaborative partners and if they do not, its business could suffer.

Trends toward managed health care and downward price pressures on medical products and services may limit its ability to profitably sell any drugs that Access may develop.

Lower prices for pharmaceutical products may result from:

•	third-party payers' increasing challenges to the prices charged for medical products and services;

•
the trend toward managed health care in the United States and the concurrent growth of HMOs and similar organizations that can control or significantly influence the purchase of healthcare services and products; and

•	legislative proposals to reform healthcare or reduce government insurance programs.

The cost containment measures that healthcare providers are instituting, including practice protocols and guidelines and clinical pathways, and the effect of any healthcare reform, could limit Access’ ability to profitably sell any drugs that Access may successfully develop. Moreover, any future legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement, may cause its business to suffer.

Access may not be successful in protecting its intellectual property and proprietary rights.

Access’ success depends, in part, on its ability to obtain U.S. and foreign patent protection for its drug candidates and processes, preserve its trade secrets and operate its business without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing and there is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions. Access cannot assure you that any existing or future patents issued to, or licensed by, it will not subsequently be challenged, infringed upon, invalidated or circumvented by others. As a result, although Access, together with its subsidiaries, are either the owner or licensee to 13 U.S. patents and to 9 U.S. patent applications now pending, and 4 European patents and 12 European patent applications, Access cannot assure you that any additional patents will issue from any of the patent applications owned by, or licensed to, it. Furthermore, any rights that Access may have under issued patents may not provide it with significant protection against competitive products or otherwise be commercially viable.

Access’ patents for the following technologies expire in the years and during the date ranges indicated below:

•	Mucoadhesive technology in 2021,
•	ProLindac™ in 2021,
•	Cobalamin mediated technology between 2007 and 2019

In addition to issued patents, Access has a number of pending patent applications. If issued, the patents underlying theses applications could extend the patent life of its technologies beyond the dates listed above.

Patents may have been granted to third parties or may be granted covering products or processes that are necessary or useful to the development of Access’ drug candidates. If Access’ drug candidates or processes are found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, Access’ development, manufacture and sale of such drug candidates could be severely restricted or prohibited. In such event, Access may be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. Access cannot assure you that it will be able to obtain such licenses on acceptable terms, if at all. If Access becomes involved in litigation regarding its intellectual property rights or the intellectual property rights of others, the potential cost of such litigation, regardless of the strength of its legal position, and the potential damages that Access could be required to pay could be substantial.

Access’ business could suffer if Access loses the services of, or fail to attract, key personnel.

Access is highly dependent upon the efforts of its senior management and scientific team, including its President and Chief Executive Officer, Stephen R. Seiler. The loss of the services of one or more of these individuals could delay or prevent the achievement of its research, development, marketing, or product commercialization objectives. While Access has employment agreements with Stephen R. Seiler, David P. Nowotnik, PhD its Senior Vice President Research and Development, and Stephen B. Thompson, its Vice President and Chief Financial Officer, their employment may be terminated by them or Access at any time. Mr. Seiler’s, Dr. Nowotnik's and Mr. Thompson’s agreements expire within one year and are extendable each year on the anniversary date. Access does not have employment contracts with its other key personnel. Access does not maintain any "key-man" insurance policies on any of its key employees and Access does not intend to obtain such insurance. In addition, due to the specialized scientific nature of its business, Access is highly dependent upon its ability to attract and retain qualified scientific and technical personnel. In view of the stage of its development and its research and development programs, Access has restricted its hiring to research scientists and a small administrative staff and Access has made only limited investments in manufacturing, production, sales or regulatory compliance resources. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of Access’ activities, however, and Access may be unsuccessful in attracting and retaining these personnel.

An investment in Access’ common stock may be less attractive because it is not traded on a recognized public market.

Access’ common stock has traded on the OTC Bulletin Board, or OTCBB since June 5, 2006. From February 1, 2006 until June 5, 2006 Access traded on the “Pink Sheets” after its common stock was de-listed from trading on AMEX. The OTCBB and Pink Sheets are viewed by most investors as a less desirable, and less liquid, marketplace. As a result, an investor may find it more difficult to purchase, dispose of or obtain accurate quotations as to the value of its common stock.

Access’ common stock is subject to Rules 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers who sell its common stock to persons other than established customers and "accredited investors" (as defined in Rule 501(c) of the Securities Act). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell Access’ common stock and purchasers of its common stock to sell their shares of Access’ common stock.

Additionally, Access’ common stock is subject to SEC regulations applicable to "penny stock." Penny stock includes any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule proscribed by the SEC relating to the penny stock market must be delivered by a broker-dealer to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for Access’ common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of Access’common stock.

Ownership of Access’ shares is concentrated in the hands of a few investors which could limit the ability of Access’ other stockholders to influence the direction of the company.

As calculated by the SEC rules of beneficial ownership, SCO Capital Partners LLC and affiliates, Larry N. Feinberg (Oracle Partners LP, Oracle Institutional Partners LP and Oracle Investment Management Inc.), and Jeffrey B. Davis each beneficially owned approximately 74.1%, 26.4%, and 14.9%, respectively, of Access’ common stock as of March 31, 2007. Accordingly, they collectively may have the ability to significantly influence or determine the election of all of Access’ directors or the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of Access’ other stockholders.

Provisions of Access’ charter documents could discourage an acquisition of its company that would benefit its stockholders and may have the effect of entrenching, and making it difficult to remove, management.

Provisions of Access’ Certificate of Incorporation, By-laws and Stockholders Rights Plan may make it more difficult for a third party to acquire control of the Company, even if a change in control would benefit Access stockholders. In particular, shares of Access preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as Access’ Board of Directors may determine, including, for example, rights to convert into Access common stock. The rights of the holders of Access common stock will be subject to, and may be adversely affected by, the rights of the holders of any of Access’ preferred stock that may be issued in the future. The issuance of Access preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of Access. This could limit the price that certain investors might be willing to pay in the future for shares of Access common stock and discourage these investors from acquiring a majority of Access common stock. Further, the existence of these corporate governance provisions could have the effect of entrenching management and making it more difficult to change Access’ management.

Substantial sales of Access common stock could lower its stock price.

The market price for Access common stock could drop as a result of sales of a large number of its presently outstanding shares or shares that Access may issue or be obligated to issue in the future. All of the 3,541,394 shares of Access common stock that are outstanding as of [May 14], 2007, are unrestricted and freely tradable or tradable pursuant to a resale registration statement or under Rule 144 of the Securities Act or are covered by a registration rights agreement.

Failure to achieve and maintain effective internal controls could have a material adverse effect on Access’ business.

Effective internal controls are necessary for Access to provide reliable financial reports. If Access cannot provide reliable financial reports, Access’ operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

While Access continues to evaluate and improve its internal controls, Access cannot be certain that these measures will ensure that Access implements and maintains adequate controls over its financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm its operating results or cause Access to fail to meet its reporting obligations.

Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in Access’ reported financial information, which could have a material adverse effect on its stock price.

Risks Relating to the Business of Somanta

Somanta’s independent auditor’s report contains a going concern qualification which means there is substantial doubt about Somanta’s ability to continue as a going concern.

The report of Somanta’s independent registered public accounting firm for the fiscal year ended April 30, 2006, contains an explanatory paragraph which states that Somanta has suffered recurring losses from operations and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Somanta incurred a net loss of $5,002,091 for the year ended April 30, 2006 and a net loss of $6,778,191 from the date of inception, April 19, 2001 through April 30, 2006.

At April 30, 2006, Somanta had an accumulated deficit of $8,300,508, a loss from operations of $4,108,431 and cash flows used in operations of $3,859,408. Somanta expects its operating losses to increase for at least the next several years as it pursues the clinical development of its lead product candidates and expands its discovery and development pipeline. Somanta has not generated any significant revenues from product sales to date, and Somanta do not expect to generate revenues from product sales for at least the next several years, if at all. Somanta expects its revenues for the next several years to consist of payments under certain of its current agreements and any additional collaborations, including upfront payments upon execution of new agreements, research funding and related fees throughout the research term of the agreements and milestone payments contingent upon achievement of agreed-upon objectives. To date, Somanta has received $10,000 in payments under such agreements.

Somanta consumed substantial amounts of capital since its inception. Somanta does not expect to have sufficient cash to fund operations after April 30, 2007

In connection with the Merger, all of Somanta’s common stock that is outstanding at the effective time of the Merger (the “Effective Time”) will be converted into 500,000 shares of Access common stock. No fractional shares of Access common stock will be issued as a result of the Merger. In addition, all of Somanta’s preferred stock, including the accrued and unpaid dividends, that is outstanding at the Effective Time of the Merger will be converted into 1,000,000 shares of Access’ common stock. No shares of Access preferred stock will be issued as a result of the Merger.

On April 26, 2007, Somanta entered into a Note Purchase Agreement, a Security Agreement, a Patent Collateral Assignment and Security Agreement and a Trademark Collateral Security and Pledge Agreement (collectively, the “Loan Documents”) with Access. Under the terms of the Loan Documents, Access initially loaned Somanta $33,462. Access, in its sole discretion, may from time to time advance additional loan amounts to Somanta. All amounts loaned to Somanta by Access are secured by substantially all of the assets of Somanta pursuant to the terms of the Loan Documents. The Note bears interest at 10% and is repayable at the earlier of: (i) August 31, 2007, or (ii) the date of the termination of the Agreement and Plan of Merger dated as of August 18, 2007 between Somanta and Access.

If the merger fails to close, Somanta expects that it will no longer be able to operate its business and will not have the resources to repay the loan.

Somanta is an early stage development company with a history of losses, and as a result, Somanta is unable to predict whether it will ever become profitable.

Somanta Limited was founded in 2001, and Somanta has since been primarily engaged in organizational activities, including the development of a strategic plan, and entering into various licensing agreements for the rights to certain product candidates. Through April 30, 2006, Somanta has an accumulated deficit of $8,300,508. None of its licensed products candidates have received regulatory approval for sale in any jurisdiction in which Somanta has the right to market and sell such product candidates. Accordingly, Somanta has not generated any revenue from the commercialization of any licensed product. Somanta expects expenditures and the accumulated deficit to increase as Somanta proceeds with its commercialization program. To obtain revenues from the sale of its products, or in the form of license fees or other payments from collaboration partners, Somanta must succeed, either alone or with others, in developing, obtaining regulatory approval for, and manufacturing and marketing products with significant market potential. Somanta may never succeed in these activities and may never generate revenues that are significant enough to achieve profitability.

In the near term, Somanta will likely require additional funding for the development and commercialization of its existing product candidates.

Somanta will require substantial additional funding for the development and commercialization of its existing product candidates. The amount of additional funding required depends on the status of each product or opportunity at any given time. Somanta does not expect to have sufficient cash to fund its operations as currently conducted after April 30, 2007.

Somanta must incur substantial expenses and expend substantial resources developing products that it may never be able to sell.

Before obtaining regulatory approval for the commercial sale of a product, Somanta must demonstrate through pre-clinical testing and clinical trials that a product candidate is safe and effective for use in humans. Conducting clinical trials is a lengthy, time-consuming and extremely expensive process. Completion of clinical trials for any product may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the product candidate. Somanta’s commencement and rate of completion of clinical trials may be delayed by many factors, including:

• Inability of vendors to manufacture sufficient quantities of materials for use in clinical trials;

• Slower than expected rate of patient recruitment or variability in the number and type of patients in a study;

• Inability to adequately follow patients after treatment;

• Unforeseen safety issues or side effects;

• Lack of efficacy during the clinical trial; or

• Government or regulatory delays.

As a result, Somanta will incur substantial expense for, and devote a significant amount of time to pre-clinical and clinical trials. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new products have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approvals. Regulatory delays or rejections may also be encountered as a result of other factors, including changes in regulatory policy during the period of product development. In addition, regulatory authorities may require additional clinical trials, which could result in increased additional costs and significant additional development delays. If the results of Somanta’s clinical trials are significantly delayed or are ultimately not positive, Somanta may never be able to seek marketing approval to sell its product candidates or generate revenue from product sales.

Somanta relies on third parties to coordinate its research and clinical trials and perform data collection and analysis, which may result in costs and delays that prevent Somanta from successfully commercializing its product candidates.

Although Somanta uses contracted consultants to design and manage its pre-clinical studies and clinical trials, Somanta currently does not have the resources to coordinate clinical trials for its product candidates. Somanta historically relied on contract research organizations, medical institutions, academic institutions, clinical investigators and contract laboratories to perform data collection and analysis and other aspects of its clinical trials. Somanta also relies on third parties to assist with its pre-clinical studies, including studies regarding biological activity, safety, absorption, metabolism and excretion of product candidates.

Somanta’s pre-clinical development activities or clinical trials may be delayed, suspended or terminated if:

•	these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines;

• these third parties need to be replaced; or

•	the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to Somanta’s clinical protocols or regulatory requirements or for other reasons.

Failure to perform by these third parties may increase Somanta’s development costs, delay its ability to obtain regulatory approval and prevent the commercialization of its product candidates.

Somanta has no experience in commercial manufacturing of its licensed products and may encounter problems or delays in having its products manufactured, which could result in delayed development, regulatory approval and marketing of its products.

Somanta has not commercially launched any of its product candidates and has no commercial manufacturing experience. To be successful, its product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Somanta does not have and does not intend to acquire facilities for the production of its licensed product candidates. Somanta intends to negotiate contract manufacturing agreements with third parties to provide the products for its development and commercialization activities, but Somanta does not know if it will be able to enter into such agreements on commercially reasonable terms, if at all. Somanta is in the process of negotiating such third party manufacture, formulation and supply agreements with several entities. All facilities and manufacturing techniques used in the manufacture of products for clinical use or for sale in the U.S. must be operated in conformity with current good manufacturing practices guidelines established by the U.S. Food and Drug Administration, or the FDA. Somanta does not know whether the FDA will determine that any such third party facilities comply with such current good manufacturing practices. Somanta’s inability to enter into an agreement with any such third party, the inability of such a third party to manufacture its products in commercial quantities, or a delay in manufacturing due to a failure to comply with current good manufacturing practices by such a third party, would delay the marketing of its products and negatively impact its revenue and profitability.

Somanta depends on licenses from third parties and the maintenance of its licenses are necessary for its success.

Somanta does not conduct its own initial research with respect to the identification of new product candidates. Instead, Somanta relies upon research and development work conducted by others as a primary source for new product candidates. As such, Somanta has obtained its rights to its product candidates through license agreements with various third party licensors as follows:

•	Exclusive Patent and Know-how Sub-license Agreement between Somanta and Immunodex, Inc. dated August 18, 2005, as amended;

•	Patent and Know-how Assignment and License Agreement between Somanta and De Montfort University dated March 20, 2003;

•	Patent and Know-how Assignment and License Option Agreement between Somanta and The School of Pharmacy, University of London dated March 16, 2004, as amended on September 21, 2005; and

•	The Phenylbutyrate Co-Development and Sublicense Agreement between Somanta and Virium Pharmaceuticals, Inc. dated February 16, 2005, as amended.

Somanta is dependent upon these licenses for its rights to develop and commercialize its product candidates. While Somanta believes it is in compliance with its obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensor if Somanta breaches the terms of the license. Somanta cannot guarantee you that the licenses will not be terminated or converted in the future.

While Somanta expects that it will be able to continue to identify licensable product candidates or research suitable for licensing and commercialization by it, there can be no assurance that this will occur. For example, Somanta is in discussions with the National Institutes of Health to obtain licenses to certain patents held by them that will be necessary for the manufacture of its product candidate Angiolix. Unless Somanta obtains licenses on terms that are acceptable to it, Somanta may not be able to manufacture and obtain product registrations on Angiolix.

Somanta depends on collaborations with third parties to develop and commercialize its products and to provide the majority of its revenues.

A key aspect of Somanta’s strategy is to selectively enter into collaborations with third parties and to license certain technology to such third parties. Somanta intends to rely on its collaborators for financial resources and for development, commercialization and regulatory expertise. Somanta has entered into its first license agreement with Advanced Cardiovascular Devices, LLC, for the use of its product candidate known as Alchemix for the treatment of vascular diseases worldwide. Somanta is entitled to milestone payments and a royalty on net sales if product approvals are obtained by Advanced Cardiovascular Devices, LLC. Somanta has not yet entered into a collaboration agreement with respect to any of its other product candidates.

In addition, its existing and future collaborators may fail to develop or effectively commercialize its product candidates or technologies because they:

•	do not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as limited cash or human resources;

• decide to pursue a competitive potential product developed outside of the collaboration; or

• cannot obtain the necessary regulatory approvals.

If its collaboration partners fail to develop or effectively commercialize its product candidates, its results of operations will suffer.

If conflicts arise with Somanta’s collaborators, they may act in their self-interests, which may be adverse to Somanta’s interests.

Conflicts may arise in Somanta’s collaborations due to one or more of the following:

• disputes with respect to payments that Somanta believes are due under a collaboration agreement;

• disagreements with respect to ownership of intellectual property rights;

•	unwillingness on the part of a collaborator to keep Somanta informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;

• delay of a collaborator’s development or commercialization efforts with respect to Somanta product candidates; or

• termination or non-renewal of the collaboration.

Conflicts arising with Somanta’s collaborators could harm its reputation, result in a loss of revenues, reduce its cash position and cause a decline in its stock price.

Somanta may not be able to obtain necessary funding from product sales, license fees or royalties, and as a result, Somanta may require additional funding through public or private financing, which may not be available on acceptable terms, if at all.

Somanta assesses its additional funding needs on a project-by-project basis from time-to-time. Its business strategy is to license rights to promising product candidates, further develop those product candidates by progressing the product candidates toward regulatory approval by conducting clinical trials, and finally to license rights to manufacture and/or market the resulting products to other pharmaceutical firms in exchange for royalties and license fees. Due to these licensing arrangements and its dependence on others for the manufacture, development and sale of its licensed products, Somanta does not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding. To the extent that Somanta is unable to fund its development efforts from product sales, license fees and royalties, it may be necessary to reconsider the continuation of certain existing projects and to curtail entering into any new projects. In addition, Somanta will likely have to seek additional funding through public or private financing; however, Somanta does not know if such funding will be available, or that if available, if it will be available on favorable terms. If Somanta is unable to obtain such additional funding, Somanta may not be able to develop its product candidates which will materially and adversely affect its business.

If Somanta fails to keep up with rapid technological change and evolving therapies, its product candidates could become less competitive or obsolete.

The pharmaceutical industry is characterized by rapid and significant technological change. Somanta expects that pharmaceutical technology will continue to develop rapidly, and its future success will depend on its ability to develop and maintain a competitive position. Technology development by others may result in product candidates developed by it becoming obsolete before they are marketed or before Somanta has recovered a significant portion of the development and commercialization expenses incurred with respect to these product candidates. Alternative therapies or new medical treatments could alter existing treatment regimes, and thereby reduce the need for one or more of the product candidates developed by Somanta, which would adversely affect its revenue and cash flow.

Somanta is subject to extensive competition. If Somanta is unsuccessful in establishing and maintaining a competitive advantage, its business will suffer.

The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to Somanta’s, including research and development of products for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer also focus on the same approach to delivering cancer therapeutics as Somanta does. A 2006 survey by the Pharmaceutical Research and Manufacturers of America listed nearly 400 new treatments for cancer that are currently being tested by researchers.

To Somanta’s knowledge, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to its efforts include Abgenix/Amgen, Genmab, ImClone/Bristol-Myers Squibb, ImmunoGen, Schering AG, Biogen Idec, Roche, Antisoma, Genentech and Merck.

Somanta expects to encounter significant competition for the pharmaceutical product candidates they are developing and plan to develop in the future. Many of its competitors have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than Somanta does. In addition, some such companies have considerable experience in pre-clinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which Somanta is working and they may also market commercial products, either on their own or through collaborative efforts. If any of these competitors were to complete clinical trials, obtain required regulatory approvals and commence commercial sales of their product candidates before Somanta does, they would achieve a significant competitive advantage.

Somanta conducts its business internationally and is subject to the laws and regulations of several countries which may affect its ability to access regulatory agencies and may affect the enforceability and value of its licenses.

Somanta intends to conduct clinical trials in the U.S. and the European Union. In addition, Somanta intends to license the rights to develop and commercialize its product candidates to third parties who may be located anywhere in the world. Somanta does not know whether any sovereign government will establish laws or regulations that might be deleterious to its interests. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on Somanta and its financial condition, since such controls may limit its ability to flow funds into a country to meet its obligations under certain licensing agreements and to flow funds out of a country which Somanta may be entitled to, in the form of royalty and milestone payments, under other licensing agreements. In addition, the value of Somanta’s licenses will be dependent upon no punitive or prohibitive legislation being enacted with respect to biological materials.

Somanta’s business strategy involves obtaining orphan drug designation for certain of its product candidates. Somanta may not be successful in receiving orphan drug status for certain of its product candidates or, if that status is obtained, fully enjoying the benefits of orphan drug status.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition. A disease or condition that affects a population of fewer than 200,000 people in the U.S. generally constitutes a rare disease or condition. Orphan drug designation must be requested before submitting a new drug application. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicized by the FDA. Under current law, orphan drug status is conferred upon the first company to receive FDA approval to market the designated drug for the designated indication. Orphan drug status grants marketing exclusivity in the U.S. for a period of seven years following the approval of the new drug application, subject to limitations. Orphan drug designation does not provide an advantage in, or shorten the duration of, the FDA regulatory approval process. Although obtaining FDA approval to market a product with orphan drug status can be advantageous, the scope of protection or level of marketing exclusivity that is currently afforded by orphan drug status and marketing may not remain in effect in the future. Possible amendments of the Orphan Drug Act by the U.S. Congress have been the subject of frequent discussion. Although no significant changes to the Orphan Drug Act have been made for a number of years, members of Congress have proposed legislation that would limit the application of the Orphan Drug Act. The precise scope of protection afforded by orphan drug designation and marketing approval may be subject to change in the future.

The price Somanta charges for its products and the level of third-party reimbursement may decrease, resulting in a decrease in its revenues.

Somanta’s ability to commercialize product candidates successfully depends in part on the price Somanta may be able to charge for resulting products and on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other third-party payors. Somanta believes that government officials and private health insurers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the pricing flexibility which distributors will have with respect to newly approved health care products as well as the reimbursement status for such approved products. Third-party payors may attempt to control costs further by selecting exclusive providers of their pharmaceutical products. The lack of reimbursement would diminish the market for its product candidates and would have a material adverse effect on Somanta’s business.

Somanta may face exposure from product liability claims, and product liability insurance may not be sufficient to cover the costs of its liability claims related to its products.

At such time as Somanta has a product approved for commercial sale, Somanta will face exposure to product liability claims if the use of any such products or those Somanta licenses from third parties is alleged to have resulted in an adverse effect to the user of such product. Product liability claims may also be brought by clinical trial participants with respect to its product candidates. If such a claim is brought against Somanta, the cost of defending such a claim may adversely affect its business. In addition, regulatory approval for the commercial sale of products does not mitigate product liability risk. Any precautions Somanta takes may not be sufficient to avoid significant product liability exposure. Somanta obtained product liability and clinical trial insurance at levels which management deems reasonable. However, Somanta’s insurance coverage may not be adequate and may not cover all claims that may be brought against Somanta. The pharmaceutical industry has experienced increasing difficulty in maintaining product liability insurance coverage at reasonable levels, and substantial increases in insurance premium costs may render coverage economically impractical. To the extent that product liability insurance, if available, does not cover potential claims, Somanta will be required to self-insure the risks associated with those claims. The successful assertion of any uninsured product liability or other claim against Somanta could limit its ability to sell the applicable product or develop the applicable product candidate or result in monetary damages, any of which would have a material adverse effect on its business. In addition, future product labeling may include disclosure of additional adverse events, precautions and contra indications, which may adversely impact product sales.

If Somanta loses key management, its business may suffer.

Somanta is highly dependent on its Chief Executive Officer and its Executive Chairman to develop its products. Dr. Epenetos and Mr. Bruggeman have entered into employment agreements with Somanta for an initial term of one year, which term automatically extends for an additional one year period until either party gives the other written notice of termination at least 90 days prior to the end of the current term. To the best of Somanta’s knowledge, neither of the officers is near retirement age and neither, to Somanta’s knowledge, plans to leave the Company. If either of the executives was no longer employed by the Company, the development of its products could be delayed and otherwise would be adversely impacted. Dr. Epenetos is currently a practicing medical oncologist in the National Health Service in the United Kingdom. His practice is limited to one half day per week and this does not now, and Somanta has no reason to believe that it will in the future, interfere with his responsibilities as Somanta’s Chief Executive Officer.

Somanta’s ability to compete may decline if Somanta does not adequately protect its proprietary rights.

Somanta believes that its success will depend largely on its ability to obtain and maintain patent protection for its own inventions, to license the use of patents owned by third parties when necessary, to protect trade secrets and to conduct its business without infringing the proprietary rights of others. Somanta has obtained, or licensed the rights to, patents covering three of its four current product candidates.

The patents licensed to Somanta expires at various times as follows

• in 2015 for Angiolix related patents;

• between 2011 and 2016 for the Sodium Phenylbutyrate related patents; and

• in 2015 for the Alchemix related patents.

As patents expire, the products and processes described and claimed in those patents become generally available for use by the public, which will reduce Somanta’s ability to realize revenues from making products derived from those patents due to increased competition and potential limitations and will result in Somanta’s results of operations and cash flows relating to the future products being less favorable than they would be while the patent is valid. It is also possible that because of the extensive time required for development, testing and regulatory review of product candidates, before any of Somanta’s product candidates or the products developed by Somanta’s possible future collaborators can be commercialized, any related patent may expire or remain in force for only a short period of time following commercialization, thereby reducing any advantages of the patent.

In addition, Somanta has filed a patent application on its fourth product candidate, Prodrax, a small molecule for use in the treatment of lung, breast, ovarian, colon, pancreatic, and esophageal cancers, and when appropriate, will file other patent applications with respect to its products and processes in the U.S. and in foreign countries. Somanta does not know, however, whether:

• any of its current or future patent applications will result in the issuance of patents;

• any of its issued patents will provide significant proprietary protection or commercial advantage; or

• any of its issued patents will not be circumvented by others.

The patent positions of pharmaceutical medical products and biotechnology firms can be uncertain and involve complex legal and factual questions. It is possible that a third party may successfully challenge any of Somanta’s patents or any of the patents licensed to them. If that were to happen, Somanta would lose the right to prevent others from using the applicable technology.

Confidentiality agreements with employees and others may not adequately prevent disclosure of Somanta’s trade secrets and other proprietary information and may not adequately protect its intellectual property, which could limit its ability to compete.

Because Somanta operates in a highly technical field, Somanta relies in part on trade secret protection in order to protect its proprietary technology and processes; however, trade secrets are difficult to protect. Somanta enters into confidentiality and intellectual property assignment agreements with its corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by Somanta during the course of the party’s relationship with them. These agreements also generally provide that inventions conceived by the party in the course of rendering services to Somanta will be its exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to Somanta. Enforcing a claim that a party illegally obtained and is using Somanta’s trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect Somanta’s competitive position.

A dispute concerning the infringement or misappropriation of Somanta’s proprietary rights or the proprietary rights of others could be time-consuming and costly, and an unfavorable outcome could harm Somanta’s business.

There is significant litigation in Somanta’s industry regarding patent and other intellectual property rights. If Somanta’s product development activities are found to infringe any such intellectual property rights of others, Somanta may have to pay significant damages. Somanta may need to resort to litigation to enforce a patent issued to us, protect its trade secrets, or determine the scope and validity of third-party proprietary rights. From time to time, Somanta may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by it. Either Somanta or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If Somanta becomes involved in litigation, it could consume a substantial portion of Somanta’s managerial and financial resources, regardless of whether Somanta wins or loses. Somanta may not be able to afford the costs of litigation. Any legal action against Somanta or its collaborators could lead to:

• payment of damages, potentially treble damages, if Somanta is found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block Somanta’s ability to further develop, commercialize and sell products; or

•	Somanta or its collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, significant litigation with respect to Somanta’s proprietary rights could prevent it from commercializing current or future product candidates.

Somanta’s product candidates must go through a lengthy regulatory approval process before Somanta can market or sell them, which could delay or prevent its ability to sell that product commercially.

Somanta has a variety of product candidates under development. All new product candidates must be the subject of an FDA-approved new drug application before they can be marketed in the U.S. The FDA has the authority to determine what testing procedures are appropriate for a particular product candidate and, in some instances, has not published or otherwise identified guidelines as to the appropriate procedures. The required product candidate testing and approval process can take a number of years and require the expenditure of substantial resources. Testing of any product under development may not result in a commercially viable product. Further, Somanta may decide to modify a product candidate in testing, which could materially extend the test period and increase the development cost of the product candidate in question. Even after the time and expenses associated with the approval process, regulatory approval by the FDA may not be obtained for any product Somanta develops. In addition, delays or rejection may be encountered based upon changes in FDA policy during the period of product development and FDA review. Any delay or failure in obtaining required approval could have a material adverse effect on Somanta’s ability to generate revenues from the particular product candidate. Even if regulatory approval is obtained, it may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion and/or marketing of such products, and requirements for post-approval studies, including additional research and development and clinical trials.

Furthermore, even if the required FDA approval has been obtained with respect to a product in the U.S., foreign regulatory approval of a product must be obtained prior to Somanta’s marketing the product internationally. Foreign approval procedures vary from country to country and the time required for approval may delay or prevent marketing. In certain instances, Somanta or its collaborative partners may seek approval to market and sell its products outside the U.S. before submitting an application for approval to the FDA. Although there is now a centralized European Union approval mechanism for new pharmaceutical products in place, each European Union country may nonetheless impose its own procedures and requirements, many of which are time consuming and expensive, and some European Union countries require price approval as part of the regulatory process. Thus, there can be substantial delays in obtaining regulatory approval from both the FDA and foreign regulatory authorities after the relevant application is filed.

Somanta’s industry is subject to extensive government regulation in general, which makes it more expensive to operate Somanta’s business.

Virtually all aspects of Somanta’s business are regulated by federal and state statutes and governmental agencies in the U.S. and other countries. Failure to comply with applicable statutes and government regulations could have a material adverse effect on its ability to develop and sell product candidates which would have a negative impact on its cash flow. The development, testing, manufacturing, processing, quality, safety, efficacy, packaging, labeling, record-keeping, distribution, storage and advertising of pharmaceutical products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies. These activities are also regulated by similar state and local agencies and equivalent foreign authorities. In Somanta’s agreements with vendors providing any portion of these types of services, Somanta seeks assurance that its vendors comply and will continue to maintain compliance with all applicable rules and regulations; however, Somanta cannot be certain that its most significant vendors will continue to comply with these rules and regulations.

In addition, the regulatory requirements applicable to any aspect of its business may be modified in the future. Somanta cannot determine what effect changes in regulations or statutes or legal interpretations may have on its business in the future. Such changes could require modifications to manufacturing methods, expanded or different labeling, the recall, replacement or discontinuation of certain products, additional record keeping and expanded documentation of the properties of certain products or added scientific substantiation. Any changes or new legislation could have a material adverse effect on Somanta’s ability to develop and sell products and, therefore, to generate revenue and cash flow.

The use of Somanta’s products may be limited or eliminated by professional guidelines which would decrease the sales of these products and therefore, its revenues and cash flow.

In addition to government agencies, private health/science foundations and organizations involved in various diseases may also publish guidelines or recommendations to healthcare and patient communities. These private organizations may make recommendations that affect the use of therapies, drugs or procedures, including products developed by Somanta. These recommendations may relate to matters such as usage, dosage, route of administration and use of concomitant therapies. Recommendation or guidelines that are followed by patients and healthcare providers and that result in, among other things, decreased use or elimination of products developed by Somanta could have a material adverse effect on Somanta’s revenue and cash flow.

Somanta issued shares of its Series A Convertible Preferred Stock which carries with it a liquidation preference over its common stock.

Somanta issued 591.6318 shares of its Series A Convertible Preferred Stock which includes a liquidation preference over its common stock. If Somanta is liquidated in a bankruptcy or otherwise wound down, the holders of its Series A Convertible Preferred Stock would receive the first $5.9 million in value of Somanta’s assets and if the value of its assets is not enough to satisfy the foregoing amount, a holder of Somanta common stock will not receive any proceeds from such liquidation or winding down.

The market price of Somanta’s common stock could be volatile and your investment could suffer a decline in value.

On September 12, 2006 Somanta’s common stock began to trade on the OTC Bulletin Board under the symbol SMPM. The market price for Somanta’s common stock, as with many emerging biopharmaceutical companies, is likely to be volatile and could be susceptible to wide price fluctuations due to a number of internal and external factors, many of which are beyond Somanta’s control, including:

• quarterly variations in operating results and overall financial condition;

• efficacy of its products or the products of its competitors;

• economic and political developments affecting the economy as a whole;

• short-selling programs;

• the stock market’s perception of the biopharmaceutical industry as a whole;

• changes in earnings estimates by analysts;

• additions or departures of key personnel; and

•	sales of substantial numbers of shares of common stock or securities convertible into or exercisable for its common stock.

In addition, the price of Somanta’s common stock is likely to be highly volatile since it may take many years before any of its licensed products will receive final regulatory approval to be marketed in the U.S. or elsewhere.

Somanta has a small public float which results in a thin trading market for its shares.

The public float of Somanta common stock is small in comparison to its total shares outstanding on a fully diluted basis, resulting in a very thin public market for the trading of its shares, and Somanta expects limited trading volume for the foreseeable future. Limited trading volume entails a high degree of volatility in its stock price. This limited liquidity and volatile stock price will likely continue for the foreseeable future.

The application of the “penny stock” rules could adversely affect the market price of Somanta’s common stock and increase your transaction costs to sell those shares.

As long as the trading price of Somanta’s common stock is below $5.00 per share, the open-market trading of Somanta common stock will be subject to the “penny stock” rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1 million or annual income exceeding $200,000 or $300,000 together with their spouses). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell Somanta common stock, and may result in decreased liquidity of Somanta common stock and increased transaction costs for sales and purchases of Somanta common stock as compared to other securities.

Your ability to influence corporate decisions may be limited because Somanta’s major stockholders own a large percentage of its common stock.

Somanta’s significant stockholders own a substantial portion of its outstanding stock. As a result of their stock ownership, if these stockholders were to choose to act together, they may be able to effectively control all matters submitted to its stockholders for approval, including the election of directors, approval of any merger or other business combination involving it, its acquisition or disposition of assets, future issuances of common stock or other securities by it, its incurrence of debt or obtaining other sources of financing, and the payment of dividends on its common stock. This concentration of voting power could delay or prevent an acquisition of Somanta on terms that other stockholders may desire. In addition, as the interests of Somanta’s majority and minority stockholders may not always be the same, this large concentration of voting power may lead to stockholder votes that may be inconsistent with your interests or what you perceive to be the best interest of Somanta as a whole.

Somanta’s charter documents and Delaware law may deter potential acquirers of Somanta’s business and may thus depress its stock.

Somanta’s certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of its company that its stockholders might consider favorable. In addition, Somanta is governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent certain business combinations with stockholders owning 15% or more of its outstanding voting stock. These and other provisions in its charter documents may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving us. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then current market price of their shares.

Somanta’s certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and 20,000,000 shares of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by its board of directors.

Pursuant to its certificate of incorporation, Somanta may issue shares of common and preferred stock in the future that will dilute Somanta’s existing stockholders without prior notice or approval of its stockholders. Additionally, Somanta’s board of directors does not intend to solicit further approval from its stockholders prior to designating the rights, preferences or privileges of any such preferred stock, including, without limitation, rights as to dividends, conversion, voting, liquidation preference or redemption, which in each case may be superior to the rights of its common stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could also have the effect of discouraging, delaying or preventing a change of control, and preventing holders of common stock from realizing a premium on their shares.

Somanta does not plan on declaring or paying dividends on its common stock; however, its Series A Convertible Preferred Stock has an accruing 8% per annum dividend.

Somanta has never declared or paid a dividend on its common stock, nor does Somanta have any plans to do so in the future. Dividends on its Series A Convertible Preferred Stock accrue at a rate of 8% per annum and are payable by Somanta in cash or shares of its common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus contain or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Access and Somanta have based these forward-looking statements on its current expectations about future events. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative of these words or other words or expressions of similar meaning, may identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus and the other documents incorporated by reference. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results, in each case relating to Access or Somanta, respectively, wherever they occur in this proxy statement/prospectus or the other documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective management of Access and Somanta and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•
the effects of local and national economic, credit and capital market conditions on the economy in general, and on the pharmaceutical industry in particular, and the effects of foreign exchange rates and interest rates;

•
the ability to obtain the approvals of Somanta’s stockholders, to obtain or meet the closing conditions in the merger agreement, including applicable regulatory and tax requirements, and to otherwise complete the merger in a timely manner;

•	the ability to timely and cost-effectively integrate the operations of Access and Somanta;

•	the ability to realize the synergies and other perceived advantages resulting from the merger;

•	access to available and feasible financing on a timely basis;

•	the ability to retain key personnel both before and after the merger;

•	the ability of each company to successfully execute its business strategies;

•	the extent and timing of market acceptance of new products or product indications;

•	the ability of each company to procure, maintain, enforce and defend its patents and proprietary rights;

•	changes in laws, including increased tax rates, regulations or accounting standards, third party relations and approvals, and decisions of courts, regulators and governmental bodies;

•	litigation outcomes and judicial actions, including costs and existing or additional litigation associated with the merger, and legislative action, referenda and taxation;

•	acts of war or terrorist incidents; and

•	the effects of competition, including locations of competitors and operating and market competition.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Neither Access nor Somanta undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE SOMANTA SPECIAL MEETING

Date, Time and Place

The special meeting of Somanta stockholders will be held on ___day, ______, 2007, at 9:00 a.m. local time at Somanta’s principal executive offices located at 19200 Von Karman Ave., Suite 400, Irvine, California 92612.

Purpose; Other Matters

At the Somanta special meeting, the Somanta stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and approve the merger contemplated by the merger agreement. Somanta stockholders will also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. Somanta is not aware of any business to be acted upon at the Somanta special meeting other than the proposals set forth in this proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the Somanta special meeting, or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “AGAINST” the proposal, the proxies are not authorized to vote for any adjournments, postponements, continuations or reschedulings of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate by marking the appropriate box on the proxy card.

Recommendation of the Somanta Board of Directors

After careful consideration, the Somanta board of directors, having determined that the merger is advisable, fair to and in the best interests of Somanta and its stockholders, approved the merger agreement and the merger contemplated by the merger agreement. Accordingly, the Somanta board of directors recommends that Somanta’s stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. Access has received voting agreements from certain Somanta stockholders representing approximately 85% of Somanta’s outstanding common stock and approximately 60% of its outstanding preferred stock, or 70.84% of Somanta’s outstanding voting stock (on an as-converted basis), under which the parties, subject to certain limited exceptions, have granted an irrevocable proxy to Access to vote their shares in favor of the merger. A form of the Voting Agreement is attached as Annex C.

Record Date; Outstanding Shares; Voting Rights

Holders of record of Somanta common stock and preferred stock at the close of business on the Somanta record date, _____, 2007, are entitled to notice of, and to vote at, the Somanta special meeting. As of the Somanta record date, there were 15,459,137 shares of Somanta common stock outstanding and entitled to vote at the special meeting, held by approximately 714 holders of record and 591.6318 shares of Series A Convertible Preferred Stock outstanding and entitled to vote at the special meeting, held by 8 holders of record. Each holder of Somanta common stock on the Somanta record date is entitled to one vote for each share of Somanta common stock owned as of the Somanta record date on the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement. Each holder of Somanta Series A Convertible Preferred Stock on the Somanta record date is entitled to 16,667 votes for each share of Somanta Series A Convertible Preferred Stock (representing the number of shares of common stock into which one (1) share of Series A Convertible Preferred Stock was then convertible) owned as of the Somanta record date on the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

A list of Somanta stockholders will be available for review at the Somanta special meeting and at the executive offices of Somanta during regular business hours for a period of ten days before the Somanta special meeting.

Admission to the Special Meeting

Only Somanta stockholders, including joint holders, as of the close of business on the Somanta record date and other persons holding valid proxies for the special meeting will be entitled to attend the special meeting. All stockholders and their proxies should be prepared to present photo identification. In addition, record holders’ names are subject to verification against the list of record holders on the record date prior to being admitted to the special meeting. Somanta stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to the Somanta record date, or similar evidence of ownership. Persons who do not provide photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting. If you plan to attend the Somanta special meeting and wish to vote in person, you will be given a ballot at the special meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid meeting of Somanta stockholders. A majority of the shares of Somanta common stock and preferred stock, taken together as a single class, issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the Somanta special meeting for a quorum to be established.

Approval and adoption of the merger agreement and the merger contemplated by the merger agreement, requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Somanta common stock and Somanta Series A preferred stock, voting together as a single class on an as-converted basis, and (ii) the holders of a majority of the outstanding shares of Somanta Series A preferred stock, voting separately as a class.

Voting by Somanta Directors and Executive Officers

As of the Somanta record date for the Somanta special meeting, the directors and executive officers of Somanta and their affiliates beneficially owned and were entitled to vote approximately 17,937,213 shares of Somanta common stock (on an as-converted basis), after the exercise by SCO Capital Partners LLC and SCO Financial Group LLC of warrants to purchase 1,166,534 shares of common stock of Somanta, which represents approximately 70.84% of the shares of Somanta common stock outstanding (on an as-converted basis) on that date. In addition, the directors and executive officers of Somanta and their affiliates beneficially owned and were entitled to vote approximately 353.6318 shares of Somanta preferred stock, which represents approximately 55.6% of the shares of Somanta preferred stock outstanding on that date. Approval of the transaction will require an affirmative vote of (i) 12,685,252 number of shares or 50.1% of the shares of Somanta common stock and preferred stock (on an as-converted basis) voting together as a single class, and (ii) 296.408 number of shares or 50.1% of the shares of Somanta preferred stock, voting separately as a class, in each case outstanding on the Somanta record date.

Voting Agreements

Access received voting agreements from certain Somanta stockholders representing approximately 85% of Somanta’s outstanding common stock and approximately 60% of its outstanding preferred stock or 70.84% of Somanta’s outstanding voting stock on an as-converted basis under which the parties, subject to certain limited exceptions, have granted an irrevocable proxy to Access to vote their shares in favor of the merger. A form of the Voting Agreement is attached as Annex C.

Voting; Proxies, Revocation

General

Somanta stockholders of record may vote their shares by attending the Somanta special meeting and voting their shares in person, by completing, signing and dating their proxy cards and mailing them in the enclosed pre-addressed envelopes, or  if available, by faxing a completed proxy card in accordance with the instructions set forth in this document. Somanta stockholders holding shares of Somanta common stock in “street name,” which means that their shares are held of record by a broker or nominee, may vote by mail by completing, signing and dating the voting instruction forms for the Somanta special meeting provided by their brokers or nominees and returning their voting instruction forms to the record holders of their shares. Even if you plan to attend the meeting, Somanta recommends that you submit a proxy prior to the meeting. You can always change your vote as described below.

Voting by Proxy

All properly signed proxies that are received prior to the Somanta special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If Somanta stockholders of record do not include instructions on how to vote their properly signed proxy cards for the Somanta special meeting, their shares will be voted “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

You may receive more than one proxy card depending on how you hold your shares. Generally, you need to sign and return all of your proxy cards to vote all of your shares. For example, if you hold shares through someone else, such as a stockbroker, you may get proxy material from that person.

Changing Your Vote

Somanta stockholders may change their votes at any time prior to the vote at the Somanta special meeting. Somanta stockholders of record may change their votes by granting new proxies bearing a later date (which automatically revoke the earlier proxies) or by attending the Somanta special meeting and voting in person. Attendance at the Somanta special meeting in and of itself, will not cause previously granted proxies to be revoked, unless Somanta stockholders so request. Somanta stockholders may also revoke their proxies by notifying the Secretary of Somanta in writing. Written notices of revocation and other communications with respect to revocation of Somanta proxies should be addressed to:

Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612
Attn: Secretary

Somanta stockholders who hold their Somanta shares in street name may change their votes by submitting new voting instructions to the record holders of their shares or by attending the Somanta special meeting and voting in person, provided that they have obtained a signed legal proxy from the record holders of their shares giving them the right to vote their shares at the Somanta special meeting. Somanta stockholders who hold their shares in street name should contact the record holders of their shares for information about obtaining legal proxies for the Somanta special meeting.

Abstentions and Broker Non-Votes

Abstentions and “broker non-votes” will be counted for the purpose of determining whether a quorum is present at the Somanta special meeting. Brokers who hold shares of Somanta common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters which the National Association of Security Dealers determines to be “non-routine,” such as the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement, without specific instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes.” If a broker holds a Somanta stockholder’s common stock in “street name,” that broker will vote shares held in “street name” only to the extent the Somanta stockholder provides instructions on how to vote by filling out the voting instruction form sent by the broker with this proxy statement/prospectus. Shares held by a broker or nominee that are not voted because the customer has not provided instructions to the broker or nominee will have the same effect as a vote “against” the proposal.

For the purpose of determining whether the proposal to approve and adopt the merger agreement and to approve the merger contemplated by the merger agreement has received the requisite number of affirmative votes, abstentions will be counted and have the same effect as a vote “against” the proposal. Failing to vote will also have the same effect as a vote “against” the proposal.

Postponements and Adjournments

Postponements and adjournments may be made for the purpose of, among other things, soliciting additional proxies. Pursuant to the Somanta bylaws, Somanta stockholders present in person or represented by proxy at the Somanta special meeting have the power to adjourn the meeting without notice other than announcement at the meeting.

Proxy Solicitation

Somanta is soliciting proxies for the Somanta special meeting from Somanta stockholders. Somanta will bear the entire cost of soliciting proxies from Somanta stockholders, a cost estimated to be approximately $75,000, except that Somanta and Access have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus forms a part, and the printing and mailing of this proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, Somanta will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of Somanta common stock held by them and secure their voting instructions, if necessary. Somanta will reimburse those record holders for their reasonable expenses. Somanta also may use its regular employees, who will not be specially compensated, to solicit proxies from Somanta stockholders, either personally or by telephone, Internet, facsimile or special delivery letter.

Please do not send in any Somanta stock certificates with your proxy cards or voting instruction forms. American Stock Transfer & Trust Company, the exchange agent for the merger, will send transmittal forms with instructions for the surrender of certificated representing shares of Somanta common stock to former Somanta stockholders shortly after the merger is completed. If you hold your shares of Somanta common stock in book entry, instructions for the exchange of your shares for the merger consideration will be included in the transmittal forms sent to you by the exchange agent.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Somanta special meeting, please contact Somanta Investor Relations at (919) 477-8090 or write to Somanta Pharmaceuticals, Inc., 19200 Von Karman Ave., Suite 400, Irvine, California 92612, Attn: Chief Financial Officer.

THE MERGER

The following is a description of the material aspects of the merger, including the merger agreement. While Access and Somanta believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. Access and Somanta encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

Background of the Merger

Over the past several years, the Somanta board of directors and members of Somanta management have worked to secure Somanta’s future by broadening its drug candidate pipeline and obtaining the funds necessary to develop and commercialize these drug candidates. As part of this process, the Somanta board of directors and management have considered a range of strategic alternatives, including public and private equity and debt financings, corporate partnering and licensing strategies and more recently a merger strategy, all with a view to increasing stockholder value.

In January and February 2006, members of management began to identify and meet with investment banking firms to discuss their interest in serving as a placement agent for Somanta in connection with raising additional financing needed for research and development purposes and for general working capital subsequent to its becoming a public reporting company.

In addition, in April and May 2006, Somanta held meetings with certain pharmaceutical and biopharmaceutical companies for the purpose of exploring the possibility of licensing one or more drug candidates to such pharmaceutical or biopharmaceutical companies. Somanta ultimately identified one pharmaceutical company that expressed interest in licensing the rights to Somanta’s huBrE-3 mAb product candidate, and that entity began its due diligence process with respect to that drug candidate.

In June 2006, Somanta engaged Merriman Curhan Ford (“Merriman”) to serve as its exclusive financial advisor for the purpose of assisting Somanta in raising equity or debt financing necessary to continue the development of Somanta’s other drug candidates. From June to December 2006, members of Somanta’s management team made presentations at a number of investor conferences in connection with fundraising efforts and met with certain potential investors who expressed an interest in Somanta. In addition, during this time period Somanta held discussions with several United Kingdom-based investment banks about the prospect of a dual listing of Somanta’s common stock on the AIM market and a potential fundraising effort in Europe.

In June 2006, the pharmaceutical company with whom Somanta was discussing a potential license and development agreement related to the huBrE-3 mAb product candidate terminated those discussions and elected not to license the product candidate from Somanta.

In September 2006, Dr. Epenetos identified a United Kingdom-based company, on whose board of directors he served and was a principal owner, that had an interest in discussing a potential strategic transaction or merger given the similarities in each company’s drug candidate pipeline. The board of directors of Somanta authorized Somanta’s management team to begin to explore such a potential transaction.

In October 2006, Somanta’s placement agent informed Somanta that investor interest was limited due to a combination of factors, including factors that were adversely affecting public reporting companies that had a public float with a value of less than $75,000,000, as was the case with Somanta. In addition, in early November of 2006, after preliminary discussions, the United Kingdom-based company identified by Dr. Epenetos discontinued any discussion related to a possible strategic transaction or merger.

On January 9, 2007, Somanta’s Chief Executive Officer, Agamemnon Epenetos, and Executive Chairman, Terrance J. Bruggeman met with Access’ President and Chief Executive Officer, Stephen Seiler, and Rosemary Mazanet MD, Vice Chairman of Access, at the J P Morgan Chase Healthcare Conference in San Francisco. The meeting was arranged by members of SCO Financial Group. The meeting was also attended by Mark Alvino, a Managing Director of SCO Financial Group and a member of the Board of Directors of Access. The purpose of the meeting was to discuss a possible relationship between the two companies.

On February 6, 2007, Dr. Epenetos met with Mr. Seiler and Dr. Mazanet at the SCO Financial Group offices in New York City. Also in attendance were Mr. Alvino, Steve Rouhandeh Chief Executive Officer of SCO Capital Group and Jeffrey Davis, President of SCO Financial Group, and Chairman of the Board of Access and a director of Somanta. The purpose of the meeting was to continue the exploratory conversations with respect to a proposed strategic transaction or a potential merger transaction between the two companies.

On February 13, 2007, at a regularly scheduled meeting of the Somanta board of directors, Dr. Epenetos gave a presentation related to his discussions with Access as well as Access’ business and drug candidate pipeline and he stated his belief that such a relationship or combination could help broaden Somanta’s drug candidate pipeline and strengthen its research and development capabilities more quickly and effectively than other realistic alternatives available to Somanta.

On February 15, 2007, after informal discussions among management and the Access Board of Directors, Access submitted a non-binding letter of intent to Somanta which was provided to the Somanta Board of Directors and to Somanta’s outside counsel the same day. Informal discussions were held among members of management and members of the Somanta board, including Mr. Davis with respect to the proposal and alternatives available to Somanta.

On February 16, 2007, Dr. Epenetos signed the non-binding letter of intent, which was conditioned on, among other things, the satisfactory completion of each company’s due diligence investigation of the other and the negotiation and execution of a definitive merger agreement. On February 21, 2007, the companies issued a joint press release announcing the non-binding letter of intent, and on February 22, 2007, each of Dr. Epenetos and Mr. Seiler participated in an Access-sponsored investor conference call with investors of Access for the purpose of answering questions related to the proposed transaction.

From February 23, 2007 through April 17, 2007, each party engaged in a due diligence investigation of the other party, including, without limitation, a review of the relevant intellectual property and other assets, as well as a complete financial and legal review.

On March 9, 2007, Access through its outside counsel, Bingham McCutchen LLP, provided to Somanta a first draft of a proposed merger agreement.

On March 15, 2007, at a special meeting of Somanta’s board of directors, the board of directors determined, due to the various conflicts of interest resulting from the proposed transaction, that it would be in the best interests of Somanta’s stockholders and other relevant corporate constituencies that the Board appoint a special committee of disinterested directors to (i) evaluate the merits of the transaction, (ii) to oversee the negotiation of the merger agreement, and (iii) ultimately to recommend to the full Somanta board whether or not to approve the final fully negotiated merger agreement. It was determined at this meeting that each of John Gibson and Kathleen Van Sleen was sufficiently independent and disinterested with respect to the proposed transaction to function as such special committee. In addition, the special committee was authorized to engage an independent financial advisor for the purpose of obtaining an opinion as to the fairness of the transaction from a financial point of view to the stockholders of Somanta. Please see the discussion below under the heading “The Somanta Special Committee” for a more complete description of the Somanta special committee.

From March 15 through April 17, 2007, the parties negotiated the final terms of the merger agreement. The Somanta special committee formally met on March 15, 2007, March 28, 2007, March 29, 2007, April 3, 2007 and April 12, 2007 for the purpose of discussing the terms of the proposed merger agreement and directing management with respect to the same as well as to discuss the engagement of a financial advisor who would render an opinion as to the fairness of the transaction from a financial point of view. In addition, the special committee received and responded to reports from management with respect to the merger agreement negotiations on each of March 9, 2007, March 16, 2007, March 30, 2007, April 6, 2007 and April 11, 2007.

During this period of time, Ms. Van Sleen interviewed three different potential financial advisors; however, the special committee ultimately concluded that one of the financial advisors was not sufficiently independent to render the requisite opinion and that Somanta did not have the resources available to it to pay to either of the other two or any other qualified independent financial advisor the significant up front cash payment needed to engage such a financial advisor for this purpose.

At a meeting of the special committee held on April 12, 2007, Mr. Bruggeman reported as to the resolution of each of the open business, legal and financial issues related to the terms of the merger agreement. Mr. Bruggeman also provided the special committee with an analysis of the value of the consideration to be received by stockholders of Somanta as of that date as well as the treatment of other relevant corporate constituencies in the merger, including option holders, warrant holders, employees and creditors. Mr. Bruggeman also reported to the special committee with respect to each of the alternative transactions pursued in the prior fifteen months, Somanta’s financial condition and the likely liquidation value of the company. The special committee then determined that based on the foregoing reports and analyses and its own independent analysis of Somanta’s financial condition and alternatives, the transaction and the terms of the merger agreement as presented to the special committee at this meeting were fair, advisable and in the best interests of the company, its stockholders and each of the other relevant corporate constituencies and that it would recommend to the full board to approve the merger agreement and the transactions contemplated thereby.

At a special meeting of the board of directors held on April 13, 2007, at which all the members of the Somanta board of directors were in attendance with the exception of Jeffrey Davis. Also in attendance was Mr. Rouhandeh and Mr. Alvino, representatives of SCO Capital Group and SCO Financial Group as well as a representative of Foley & Lardner LLP, outside counsel to Somanta. At this meeting, (i) Mr. Bruggeman provided a report and analysis related to the terms of the proposed transaction, including, without limitation, the value of the consideration to be received in the transaction by the stockholders of Somanta as of that date and the conditions to closing the transaction, (ii) the representative of Foley & Lardner reviewed the terms of the merger agreement and the relevant legal approvals necessary to consummate the merger, (iii) Mr. Rouhandeh and Mr. Alvino were asked to provide a report regarding the status of Access’ proposed fundraising effort and financial condition, and (iv) the special committee gave its formal recommendation to the full board of directors to approve the merger agreement. After deliberating, the Board determined that the merger agreement and the transactions contemplated thereby, including the merger, were fair to, advisable and in the best interests of the stockholders of Somanta and each other relevant corporate constituency and voted to approve the terms of the merger agreement and the merger.

On April 26, 2007, after the Board’s approval of the merger agreement, Somanta entered into a Note Purchase Agreement, a Security Agreement, a Patent Collateral Assignment and Security Agreement and a Trademark Collateral Security and Pledge Agreement (collectively, the “Loan Documents”) with Access. Under the terms of the Loan Documents, Access initially loaned Somanta $33,461.89. Access, in its sole discretion, may from time to time advance additional loan amounts to Somanta. All amounts loaned to Somanta by Access are secured by substantially all of the assets of Somanta pursuant to the terms of the Loan Documents. The Note bears interest at 10% and is repayable at the earlier of: (i) August 31, 2007, or (ii) the date of the termination of the Agreement and Plan of Merger dated as of August 18, 2007 between Somanta and Access.

The Somanta Special Committee

Due to various conflicts of interests brought to the attention of the board of directors at a meeting of the board of directors held on March 15, 2007, the board of directors established an independent special committee to evaluate and negotiate the terms of the merger agreement and related transactions. In determining which members of the board were sufficiently independent and disinterested with respect to the transaction, the Board noted that (i) each of Mr. Bruggeman and Dr. Epenetos were entitled to a significant amount of deferred salary that would likely be paid at the closing of the transaction as well as potential employment agreements with the surviving entity or severance payments, (ii) Jeffrey Davis is a member of the board of directors of each of Somanta and Access, (iii) Jeffrey Davis is also affiliated with both SCO Capital Partners LLC and Lake End Capital LLC, entities that beneficially own 49.62% of Somanta’s common stock and 55.6% of Somanta’s preferred stock and 74.1% of Access common stock and $6.0 million of Access’ secured convertible debt, and (iv) each of Dr. Gibson and Ms. Van Sleen hold unexercised options to purchase Somanta common stock. After deliberating, it was determined that each of Dr. Gibson and Ms. Van Sleen were sufficiently independent and disinterested to function as Somanta’s special committee.

The board then delegated to the special committee the power and authority to:

·	examine and evaluate the merits of the transaction with Access;

·	negotiate the terms of the proposed merger agreement;

·	engage and consult with such advisors, including, without limitation, any financial or legal advisor as the special committee deemed necessary; and

·
recommend to the full board whether the proposed terms of any fully negotiated merger agreement and the transactions contemplated thereby, are fair, advisable and in the best interests of Somanta, its stockholders and each of the other relevant corporate constituencies and whether such merger agreement, and the transactions contemplated thereby, should be approved by the full board and submitted to the stockholders for approval.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of Access and/or Somanta with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Summary-Forward-Looking Information” and “Risk Factors.”

Mutual Reasons for the Merger

Access and Somanta believe that the combined company represents a biopharmaceutical company with the following potential advantages:

•
Deeper Pipeline. The diverse product pipeline for the combined company is composed of one approved product, two drug candidates which are or shortly will be in Phase II development and five drug candidates in pre clinical development.

•
Diverse Pipeline. Each of the product candidates is a different drug with its own mechanism of action. Consequently, the diversity of drugs in the pipeline of the combined company may provide investors with significant risk diversification.

•
Multiple Indications. Many of the products in the pipeline could be used for one or more types of cancer and these types differ from drug candidate to drug candidate proving additional opportunities for approval and not limiting the approvability of the drug candidates to any single clinical setting.

•
Retained Product Rights. All of the rights to each of the drug candidates, with the exception of Sodium Phenylbutyrate, in the portfolio of the combined company would be wholly-owned. These retained rights offer the flexibility to structure partnerships, when in the best interests of stockholders, to accelerate development or commercialization within the United States or abroad.

•	Financial Resources. The financial resources of the combined company would allow it to immediately focus on execution with respect to the product portfolio.

•
Experienced Management Team. It is expected that the combined company will be led by a combination of experienced senior management from both Access and Somanta, which will provide management continuity to support the integration of the two companies.

Access’s Reasons for the Merger

Access’s Reasons. The Access board of directors approved the merger based on a number of factors, including, among other factors, the following:

•
Broader Pipeline. Access currently has one approved product, one product candidate in clinical trials and two in pre-clinical studies. The addition of the one Somanta product currently in a clinical program and three additional drug candidates in pre-clinical development significantly broadens the product pipeline.

•
Risk Diversification. The addition of the Somanta product candidates to the portfolio for a total of seven of product candidates, each with a different mechanism of action, potentially affords significant risk diversification for Access stockholders.

•	Attractive Market. The Somanta product candidates are attractive because alone and/or in combination with existing cancer treatments which is a market that is attractive to Access.

In addition to considering the strategic factors outlined above, the Access board of directors considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with Somanta:

•	The results of the due diligence review of Somanta’s businesses and operations by Access’s management, legal advisors and financial advisors;

•	The terms and conditions of the merger agreement, including the following related factors:

•
the determination that the relative percentage ownership of the Access stockholders and Somanta stockholders ratio that is fixed captures the respective ownership interests of the Access and Somanta stockholders in the combined company based on valuations of Access and Somanta at the time of the board’s approval of the merger agreement and avoids fluctuations caused by near-term market volatility;

•
the no-solicitation provisions governing Somanta’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

• the limited ability of the parties to terminate the merger agreement; and

• the possible effects of the provisions regarding termination fees;

•	The likelihood that the merger will be consummated on a timely basis; and

•	The likelihood of retaining key Somanta employees to help manage the combined company.

In the course of its deliberations, Access’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including, among other risks and countervailing factors:

•
the risks, challenges and costs inherent in combining the operations and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the possible volatility, at least in the short term, of the trading price of Access’s common stock resulting from the merger announcement;

•
the possible loss of key management, scientific or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger on Access’s reputation;

•	the risk to Access’s business, operations and financial results in the event that the merger is not consummated;

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors;” end

•	the financial impact of funding a larger pipeline of drug candidates and the larger staff required to do so.

The foregoing information and factors considered by Access’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Access’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Access board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Access board of directors may have given different weight to different factors. The Access board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Access’ management and Access’ legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Somanta’s Reasons for the Merger

The Somanta board of directors approved the merger based on a number of factors, including, among other factors, the following:

•
Lack of Alternative Strategic Relationships. Somanta’s board of directors’ view as to the limited potential for other third parties to enter into strategic relationships with Somanta or to finance or acquire Somanta, particularly based on the thorough and formal process Somanta conducted with Merriman Curhan & Ford as well as the business development effort by management with respect to identifying potential partner for huBrE-3 mAb product candidate and the results of such process.

•
Historical and Current Information. Historical and current information concerning Somanta’s business, including its financial performance and condition, operations, management and competitive position, current industry and economic conditions, and Somanta’s prospects if it was to remain an independent company, including its immediate need to obtain additional financing and the likely terms on which it would be able to obtain that financing, if at all.

•
Merger Conditions. The provisions of the merger agreement, including the fact that the value of the consideration to be paid to the common stockholders of Somanta and the preferred stockholders of Somanta exceeded the aggregate amounts each such class of stockholders had invested in Somanta as of the date the merger agreement was approved.

•	Management Team. The availability of an experienced management team that includes a team capable of developing a commercialization plan the Somanta product candidates.

•	Access to Capital. Access’ ability as a public company to raise additional capital.

•	Liquidity. Access’ status as a public company, which would provide Somanta stockholders with the possibility of liquidity.

In addition to considering the strategic factors outlined above, the Somanta’s board of directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the Somanta stockholders adopt the merger agreement, all of which it viewed as generally supporting its decision to approve the business combination with Access:

•	Access’ attractiveness as a strategic partner, including Access’:

	•	Potential ability to raise further capital, particularly in light of Somanta’s cash needs and limited cash resources;

	•	high quality and complementary management team; and

	•	public company infrastructure and stock liquidity, particularly in light of Somanta’s relatively illiquid trading market in its common stock.

•	the opportunity for Somanta stockholders to participate in the long-term value of Somanta’s development programs through the ownership of Access common stock;

•	the terms and conditions of the merger agreement, including the following related factors:

•
the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that the Somanta stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•
the determination that the relative percentage ownership of Access stockholders and Somanta stockholders ratio that is fixed, and subject to adjustment is appropriate to reflect the strategic purpose of the merger and consistent with market practice for a merger of this type and captures the respective ownership interests of the Access and Somanta stockholders in the combined company based on Somanta’s perceived valuations of Access and Somanta at the time of the board’s approval of the merger agreement;

	•	the fact that shares of Access common stock issued to Somanta stockholders will be registered on Form S-4 and will be freely tradable for Somanta stockholders who are not affiliates of Somanta;

	•	the requirement that the merger agreement be submitted to a vote of the stockholders of Somanta;

•
Somanta’s rights under the merger agreement to consider certain unsolicited acquisition proposals and to change its recommendation to Somanta stockholders to adopt the merger agreement under certain circumstances should Somanta receive a superior proposal; and

•	the likelihood that the merger will be consummated on a timely basis; and

•	the major risks and uncertainties of alternatives to the merger, such as Somanta remaining an independent company.

In the course of its deliberations, Somanta’s board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, including, among other risks and countervailing factors:

•
Risks of Combination. The challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger.

•	Stock Price. The price volatility of Access’ common stock, which may reduce the value of the Access common stock that the Somanta stockholders will receive upon the consummation of the merger.

•	Value. The inability of Somanta’s stockholders to realize the long-term value of the successful execution of Somanta’s current strategy as an independent company.

•
Reputation. The possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Somanta’s reputation and ability to obtain financing in the future.

In addition to the risks and countervailing factors outlined above, Somanta’s board of directors also considered other risks and countervailing factors, including the following:

•
the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses;

•
the $750,000 termination fee payable to Access upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Somanta stockholders;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the risk that the anticipated benefits of integration and interoperability and cost savings will not be realized; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by Somanta’s board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Somanta’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Somanta board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Somanta board of directors may have given different weight to different factors. The Somanta board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Somanta’s management and Somanta’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Recommendation of the Somanta Board of Directors

At a special meeting of the Somanta board of directors held on April 13, 2007, the Somanta board of directors:

•
After receipt of the recommendation of the Somanta special committee, determined that the merger is advisable, and is fair to and in the best interests of Somanta and its stockholders and each of the other relevant corporate constituencies;

•	approved the merger agreement;

•	directed that approval and adoption of the merger agreement and approval of the merger be submitted for consideration by Somanta stockholders at a Somanta special meeting; and

•	resolved to recommend that the Somanta stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the Somanta board of directors (i) relied on the recommendation of the Somanta special committee, and (ii) consulted with management, and Somanta’s legal advisors in connection with the merger. Particularly persuasive among the factors considered by the Somanta board of directors in its deliberations were the reasons for the merger described in the section entitled “Reasons for the Merger” beginning on page 45 of this proxy statement/prospectus. The Somanta board of directors also considered each of the following factors in its deliberations:

•
that the fixed exchange ratio for the stock portion of the merger consideration provides certainty as to the number of shares of Access common stock to be issued to Somanta stockholders and the percentage of shares of Access common stock that current Somanta stockholders will own as a group after the merger;

•
that Somanta stockholders will receive the merger consideration in stock, which provides them with an opportunity to participate in the potential growth of the combined company following the merger as stockholders of Access;

•
that the value of the consideration to be received by each stockholder of Somanta on the date the board approved the merger agreement exceeded the amount that each such stockholder had invested in Somanta;

•	that the liquidation value of Somanta was likely less than the value of the consideration to be paid to the stockholders of Somanta in the merger;

•	that the merger is structured such that Somanta stockholders will not be immediately taxed on the stock component of the merger consideration;

•	the conditions to consummation of the merger, in particular the likelihood of obtaining stockholder approvals, and the likelihood that the merger will be completed;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Somanta common stock; and

•	the prospects for Somanta’s growth and profitability as a stand-alone company, and the risks of such growth and profitability.

In addition, the Somanta board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•
the effect of the public announcement of the merger, and the possibility that the merger might not be completed, Somanta’s stock price and Somanta’s ability to attract and retain key management and other personnel;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the challenges of integrating the management teams, strategies, cultures and organizations of the companies;

•
the limitations on the right of Somanta to pursue alternative transactions that could conflict with the merger, including the possible effect of the expense and break-up fee provisions in the merger agreement;

•	the possibility that the value of the Access common stock to be issued in the merger could decline; and;

•	other applicable risks described in the section entitled “Risk Factors” beginning on page 18.

The Somanta board of directors concluded, however, that these negative factors could be managed or mitigated by Somanta or by Access or were unlikely to have a material impact on the merger or Access after the merger, and that, overall, the potentially negative factors associated with the merger were far outweighed by the potential benefits of the merger.

The above discussion of material factors considered by the Somanta board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the Somanta board of directors. The Somanta board of directors collectively reached the conclusion to approve the merger agreement (with Mr. Davis recusing himself from such discussions and vote) and the merger in light of the various factors described above and other factors that each board member felt were appropriate. In view of the wide variety of factors considered by the Somanta board of directors in connection with its evaluation of the merger and the complexity of these matters, the Somanta board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Somanta board of directors made its recommendations based on the totality of the information presented to and the investigation conducted by it, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors.

On the basis of the foregoing, the Somanta board of directors (with Mr. Davis abstaining) recommends that Somanta stockholders vote “FOR” the approval and adoption of the merger agreement and the merger contemplated by the merger agreement.

No Opinion of Financial Advisor

The special committee of the Somanta board of directors did not engage a financial advisor to assist in the sale of Somanta or to render a financial opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Somanta stockholders in the merger. The special committee determined that the factors which weighed in favor of the merger, as discussed above, were substantial in relation to the factors which weighed against the merger. The special committee also considered the cost of obtaining a fairness opinion as prohibitively expensive in light of Somanta’s financial condition.

Treatment of Somanta Options and Warrants

Pursuant to the terms of the Merger Agreement, Somanta has warrants outstanding to purchase 5,936,304 shares of Somanta common stock that are not expected to be exercised prior to the closing of the merger and are expected to be converted into warrants to purchase approximately 192,000 shares of Access’ common stock based on the ratio of common stock of Access to be issued in the merger in exchange for common stock of Somanta. Warrants to purchase 1,166,534 shares of Somanta common stock which are held by SCO Capital Partners LLC and SCO Financial Group LLC are expected to be exercised prior to the closing of the merger.

Pursuant to the terms of the Merger Agreement, Access will not assume, or provide a substitute option, for any of Somanta’s outstanding stock options. As a result, pursuant to the terms of Section 11.3(d) of the Equity Incentive Plan, the Somanta’s Board of Directors has resolved to: (i) allow the immediate and accelerated vesting of all of the options granted, and (ii) allowed for the exercise of the outstanding options, in whole or in part, until the close of business on Thursday, May 31, 2007. A failure to validly exercise the options in accordance prior to the close of business on May 31, 2007 will mean that after such time, the unexercised option will have expired and will no longer be exercisable in whole or in part. Somanta does not expect any of the options to be exercised since the options are substantially out of the money.

Material Closing Conditions to Merger

A number of conditions must be satisfied before the merger will be completed. These include among others:

•	the approval and adoption of the merger agreement and the merger contemplated by the merger agreement by Somanta stockholders;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger;

•
that Access will have received a favorable fairness opinion of TSG Partners to the effect that the payment by it of the merger consideration is fair to Access’ stockholders from a financial point of view;

•
the representations and warranties of each party contained in the merger agreement being true and correct, except to the extent that breaches of these representations and warranties would not result in a material adverse effect on the representing party;

•	the performance or compliance in all material respects of each party with all agreements and covenants contained in the merger agreement at the completion of the merger;

•	the absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect with respect to either party; and

•	that as of the completion of the merger all of Somanta’s liabilities, including accounts payables and amounts owed to officers and employees, shall not exceed $1,000,000 in the aggregate.

Each of Access, Somanta Acquisition Corporation and Somanta may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to Somanta stockholders upon an exchange of their Somanta common stock or preferred stock for Access common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing Treasury Regulations under the Code and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to Access, Somanta or the stockholders of Somanta as described in this summary. This summary is not binding on the Internal Revenue Service, or the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein.

This summary applies only to a Somanta stockholder that is a “U.S. person,” defined to include:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•
a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes; and

•	any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Any Somanta stockholder that is neither a “U.S. person” as defined above nor an entity that is treated as a partnership or disregarded entity for U.S. federal income tax purposes is, for purposes of this discussion, a “non-U.S. person.”

No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders of Somanta common stock or preferred stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers, and traders in securities;

•	non-U.S. persons;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts, or insurance companies;

•	entities that are treated as partnerships for federal income tax purposes, S corporations, and other pass-through entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute qualified small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

If an entity treated as a partnership for U.S. federal income tax purposes holds Somanta common stock or preferred stock, the tax treatment of a person holding interests in that entity generally will depend upon the status of that person and the activities of that entity. Such entities and persons holding interests in such entities should consult a tax advisor regarding the tax consequences of the merger.

The following discussion does not address:

•	the tax consequences of the merger under U.S. federal non-income tax laws or under state, local, or foreign tax laws;

•
the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Somanta shares are acquired or Access shares are disposed of;

•	the tax consequences to holders of options issued by Somanta that are exercised or terminated prior to the merger;

•	the tax consequences to holders of warrants issued by Somanta that are exercised or assumed in connection with the merger;

•	the tax consequences of the receipt of Access shares other than in exchange for Somanta shares;

•	the tax consequences of the ownership or disposition of Access shares acquired in the merger; or

•	the tax implications of a failure of the merger to qualify as a reorganization within the meaning of Section 368 of the Code.

No tax opinion will be sought or obtained in connection with the merger. In addition, no ruling from the IRS has been or will be requested in connection with the merger. Accordingly, holders of Somanta common stock and holders of Somanta preferred stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under federal non-income tax laws and state, local and foreign tax laws.

Subject to the foregoing, Access and Somanta expect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code. Accordingly, Access and Somanta expect that the following material U.S. federal income tax consequences will result:

•	Access, Somanta Acquisition Corporation and Somanta will each be a party to the reorganization;

•	Access, Somanta Acquisition Corporation, Somanta and the Access stockholders will not recognize any gain or loss solely as a result of the merger;

•
stockholders of Somanta will not recognize any gain or loss upon the receipt of solely Access common stock for their Somanta common stock or preferred stock, other than with respect to cash received in lieu of fractional shares of Access common stock;

•
the aggregate tax basis of the shares of Access common stock received by a Somanta stockholder in the merger (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Somanta common stock or preferred stock surrendered in exchange therefor;

•
the holding period of the shares of Access common stock received by a Somanta stockholder in the merger will include the holding period of the shares of Somanta common stock or preferred stock surrendered in exchange therefor; and

•
cash payments received by Somanta stockholders in lieu of fractional shares of Access common stock will be treated as if such fractional shares of Access common stock were issued in the merger and then sold. A stockholder of Somanta who receives a cash payment in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss and any such capital gain or loss will be long-term capital gain or loss if the Somanta common stock or preferred stock is held by such stockholder as a capital asset at the effective time of the merger and such stockholder’s holding period for his, her or its Somanta common stock or preferred stock is more than one year.

Somanta stockholders that owned at least five percent (by vote of value) of the total outstanding stock of Somanta are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3T(b). Such statement must include the stockholder’s tax basis in the stockholder’s Somanta common stock and preferred stock and the fair market value of such stock.

For purposes of the foregoing discussion, stockholders who acquired different blocks of Somanta common stock or preferred stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled, or received in the merger.

The foregoing discussion does not apply to Somanta stockholders who properly perfect appraisal rights. Generally, a Somanta stockholder who perfects appraisal rights with respect to such stockholder’s shares of Somanta common stock or preferred stock will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares. In addition, a portion of any proceeds received following the effective time of the merger may be characterized as interest, taxable as ordinary income, thus reducing the amount of such capital gain or increasing the amount of such capital loss (as the case may be). Given the uncertain treatment under federal income tax law, a Somanta stockholder who intends to perfect appraisal rights should consult his, her or its tax advisor.

Certain noncorporate Somanta stockholders may be subject to backup withholding, at a rate of 28% for 2007, on cash received pursuant to the merger. Backup withholding will not apply, however, to a Somanta stockholder who (1) furnishes a correct taxpayer identification number and certifies that the Somanta stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. If a Somanta stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Somanta stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Somanta stockholder’s U.S. federal income tax liability, provided that the Somanta stockholder timely furnishes the required information to the IRS.

The preceding discussion is intended only as a summary of certain U.S. federal income tax consequences of the merger and does not purport to be a complete analysis or discussion of all of the merger’s potential tax effects. Somanta stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, and the applicability and effect of federal, state, local and other applicable tax laws.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, Access will account for the merger as a business combination. Upon the completion of the merger, Access will record the market value of its common stock issued (based on an average of the closing prices of Access common stock for a range of trading days from two days before and after February 21, 2007, the announcement date) in the merger, the fair value of Somanta’s debt at the time of the merger, the fair value of Access warrants issued in exchange for warrants to purchase shares of Somanta common stock outstanding at the effective time of the merger and the amount of direct transaction costs associated with the merger, as the purchase price of acquiring Somanta. Access will allocate the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the effective time of the merger. Any excess of the purchase price over the fair value of net assets acquired will be accounted for as goodwill.

In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that Access management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Regulatory Matters

There are no antitrust laws that would apply to the proposed transaction.

Dissenters’ or Appraisal Rights

Holders of shares of Somanta common and preferred stock who do not vote in favor of approval and adoption of the merger agreement and approval of the merger and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the DGCL. Under the DGCL, holders of shares of Access common stock are not entitled to appraisal rights in connection with the merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 which is attached to this proxy statement/prospectus as Annex C. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Somanta common and preferred stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Somanta common and preferred stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262, persons who hold shares of Somanta common and preferred stock who do not vote in favor of approval and adoption of the merger agreement and approval of the merger and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Notice of Appraisal Rights. Under Section 262, where a merger is to be submitted for approval at a meeting of a corporation’s stockholders, as in the case of approval and adoption of the merger agreement and approval of the merger by Somanta’s stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this proxy statement/prospectus as Annex B. Any holder of Somanta common and preferred stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Somanta believes that if a Somanta stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand. Any Somanta stockholder wishing to exercise appraisal rights must deliver to Somanta, before the vote on approval and adoption of the merger agreement and approval of the merger at the Somanta special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of approval and adoption of the merger agreement and approval of the merger. A holder of shares of Somanta common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through completion of the merger, since appraisal rights will be lost if the shares are transferred prior to completion of the merger. The holder must not vote in favor of approval and adoption of the merger agreement and approval of the merger. A proxy which is signed and submitted but does not contain voting instructions will, unless revoked, be voted in favor of approval and adoption of the merger agreement and approval of the merger, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against approval and adoption of the merger agreement and approval of the merger or abstain from voting on the merger agreement and the merger. Neither voting against approval and adoption of the merger agreement and approval of the merger (in person or by proxy), nor abstaining from voting or failing to vote on the proposal to approve and adopt the merger agreement and approval of the merger will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform Somanta of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on approval and adoption of the merger agreement and approval of the merger at the Somanta special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Somanta common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Somanta common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a single demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Somanta common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Somanta Pharmaceuticals, Inc., 19200 Von Karman Avenue, Suite 400, Irvine, California 92612 Attention: Secretary. The method of delivery of the written demand for appraisal to the address above is the option and risk of the stockholder.

Withdrawal of Demand. Any holder of Somanta common and preferred stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the Somanta stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

Notice by the Surviving Corporation. Within ten days after completion of the merger, the surviving corporation must notify each holder of Somanta common and preferred stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of approval and adoption of the merger agreement and approval of the merger, that the merger has become effective.

Filing a Petition for Appraisal. Within 120 days after completion of the merger, but not thereafter, the surviving corporation or any holder of Somanta common stock who has complied with Section 262 and is entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. The surviving corporation is under no obligation to and has no present intention to file such a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of Somanta common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Somanta common stock within the time prescribed in Section 262. Within 120 days after completion of the merger, any holder of Somanta common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of approval and adoption of the merger agreement and approval of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefore has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Under the merger agreement, Somanta has agreed to provide Access notice of any demands for appraisal received by it. Access will have the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL. Somanta will not voluntarily make any payments with respect to, or settle or offer to settle, any demand for appraisal without the prior written consent of Access. If a petition for an appraisal is timely filed by a holder of shares of Somanta common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

Determination of Fair Value. After determining the holders of Somanta common and preferred stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Court of Chancery of Delaware will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the merger consideration they would receive pursuant to the merger if they did not seek appraisal of their shares. Although Somanta believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Somanta nor Access anticipate offering more than the applicable merger consideration to any Somanta stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Somanta common stock is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Somanta common stock have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of Somanta common stock under Section 262 fails to perfect, or successfully withdraws or loses, his or her right to appraisal, the stockholder’s shares of Somanta common stock will be deemed to have been converted upon completion of the merger into the right to receive the merger consideration under the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after completion of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger, in accordance with Section 262.

From and after completion of the merger, no dissenting stockholder shall have any rights of a Somanta stockholder with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of Somanta common stock, if any, payable to Somanta stockholders of record as of a time prior to completion of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after completion of the merger or subsequently with the written approval of the surviving company, or, if no petition for appraisal is filed within 120 days after completion of the merger, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration. Once a petition for appraisal is filed with the Delaware court, the appraisal proceeding may not be dismissed as to any Somanta stockholder without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Closing Condition. Under the terms of the merger agreement, Access and Somanta Acquisition Corp. shall not be obligated to complete the merger if, during any applicable period during which stockholders of Somanta have the right to exercise appraisal, dissenters’ or other similar rights under Section 262 of Delaware General Corporate Law or other applicable law, stockholders of Somanta holding in aggregate more than five percent (5%) of the outstanding shares of Somanta Common Stock or Somanta Preferred Stock shall not have exercised appraisal, dissenters’ or similar rights under Section 262 of Delaware General Corporate Law or other applicable law with respect to such shares by virtue of the Merger.

Restrictions on Sales of Shares of Access Common Stock Received in the Merger

The shares of Access common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, which is referred to as the Securities Act of 1933, and will be freely transferable, except for shares of Access common stock issued to any person who is deemed to be an “affiliate” of Somanta prior to the merger. Persons who may be deemed to be “affiliates” of Somanta prior to the merger include individuals or entities that control, are controlled by, or are under common control of Somanta prior to the merger, and may include officers and directors, as well as principal stockholders of Somanta prior to the merger.

Persons who may be deemed to be affiliates of Somanta prior to the merger may not sell any of the shares of Access common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act of 1933; or

•	any other applicable exemption under the Securities Act of 1933.

Interests of Executive Officers and Directors of Somanta in the Merger

In considering the recommendation of the Somanta board of directors that Somanta stockholders vote in favor of approval and adoption of the merger agreement and the merger contemplated by the merger agreement, Somanta stockholders should be aware that some Somanta executive officers, directors and affiliates may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Somanta.

These interests relate to or arise from, among other things:

•	the continued indemnification of, and provision of directors’ and officers’ insurance coverage to, current directors and officers of Somanta following the merger;

•	the employment of certain executive officers of Somanta by Access upon completion of the merger;

•
the potential receipt of severance payments by executive officers; and

the ownership of substantial equity interests in both Somanta and Access:

• SCO Capital Partners LLC, and its affiliates, are represented on the Somanta Board of Directors and collectively control 44.52% of Somanta’s common stock and 55.6% of the Somanta’s outstanding preferred stock or 48.82% of Somanta’s outstanding voting securities on an as-converted basis. SCO Capital Partners is represented on the Access’ Board of Directors and collectively controls convertible notes and warrants which if converted and exercised would represent 74.1% of Access’s common stock.;

•  Lake End Capital LLC, and its affiliates, are represented on the Somanta board of directors and collectively control 5.09% of Somanta’s common stock and 4.23% of Somanta’s outstanding preferred stock, or 4.76% of Somanta’s outstanding voting securities on an as-converted basis; and

• Walbrook Trustees (Jersey Ltd REK33), of which Agamemnon A Epenetos, Somanta’s President and Chief Executive Officer, is a beneficiary, is the beneficial owner of 25.03% of Somanta’s common stock.

Indemnification; Directors’ and Officers’ Insurance

Access agreed that, for a period of six years following completion of the merger, the indemnification obligations set forth in Somanta’s certificate of incorporation and bylaws and any Somanta indemnification agreements will survive.

In addition, for a period of six years from the completion of the merger, Access will cause Somanta’s existing policy of directors’ and officers’ liability insurance to be maintained, subject to certain limitations.

Employment of Somanta Executive Officers by Access after the Merger

Prior to executing the merger agreement, Access and Somanta reached an informal understanding that Agamemnon Epenetos would continue as an executive officer of the combined company following the merger, although no discussions occurred at that time regarding the terms and conditions of Dr. Epenetos’ employment. Currently, however, Access anticipates that Dr. Epenetos will serve as an executive officer of the combined company, and that Dr. Epenetos will execute an Access standard form employment agreement and at his current annual salary of $275,000.

Executive Officer Severance Payments

Somanta has from time to time entered into change of control severance agreements with each of its executive officers, Agamemnon A. Epenetos and Terrance J. Bruggeman. Each of the executive officers is subject to an agreement with substantially similar terms and conditions that provide each executive officer with certain severance payments if he is terminated without “cause,” as defined in the applicable agreement, or terminates due to an “involuntary termination,” as defined in the applicable agreement, at any time following a change of control, which includes the completion of the merger. These benefits include payment of a lump sum amount equal to:

Name	Total Severance Payments
Agamemnon A. Epenetos, MD, PhD	$275,000
Terrance J. Bruggeman	248,000

Legal Proceedings Regarding the Merger

There are no legal proceedings regarding the merger.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The Merger

The merger agreement provides for the merger of Somanta Acquisition Corporation, a newly formed, wholly owned subsidiary of Access, with Somanta. Somanta will survive the merger as a wholly owned subsidiary of Access.

Closing and Effective Time of the Merger

We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “Conditions to Obligations to Complete the Merger” beginning on page 66, are satisfied or waived, including the issuance of shares of Access common stock in the merger and approval and adoption of the merger agreement and approval of the merger contemplated by the merger agreement by the Somanta stockholders. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

We are working to complete the merger as quickly as possible. Because completion of the merger is subject to certain conditions that are beyond our control, we cannot predict the exact timing, although absent any unanticipated delay, we expect to close the merger during the third quarter of 2007 and in any event, within two business days of obtaining the required Somanta stockholder approvals.

Treatment of Securities

If the proposed merger is completed, the holders of Somanta’s common stock are expected to receive approximately 0.032343 of a share of Access common stock for each share of Somanta common stock they own immediately prior to completion of the merger, not to exceed in the aggregate 500,000 of Access common stock, and the holders of Somanta’s preferred stock, including their accrued and unpaid dividends are, expected to receive approximately 1690.24045 shares of Access common stock for each share of Somanta preferred stock they own immediately prior to completion of the merger, not to exceed in the aggregate 1,000,000 shares of Access common stock. In addition, a total of approximately 192,000 shares of Access common stock will be reserved for issuance upon the exercise of the outstanding 5,936,304 warrants to purchase Somanta common stock assumed by Access in connection with the merger. Warrants to purchase 1,166,534 shares of common stock of Somanta which are held by SCO Capital Partners LLC and SCO Financial Group LLC are expected to be exercised prior to the closing of the merger and is more fully described below under “Treatment of Somanta Warrants” beginning on page 60.

The exchange ratios in the merger will be adjusted to reflect the effect of any stock split, reverse stock split, reclassification, stock dividend, reorganization, recapitalization, consolidation, exchange or other like change with respect to Access common stock or Somanta common stock occurring or having a record date after the date of the merger agreement and prior to the effective time of the merger.

After the merger, Access stockholders will continue to own their existing shares of Access common stock. Accordingly, Access stockholders will hold the same number of shares of Access common stock that they held immediately prior to the merger. However, because Access will be issuing new shares of Access common stock to Somanta stockholders in the merger, each outstanding share of Access common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Access common stock outstanding after the merger. Based on the number of shares of Access and Somanta common stock and preferred stock outstanding on the Somanta record date, we expect that Access stockholders before the merger will hold approximately 87% of the fully diluted shares of Access common stock immediately after the merger.

In accordance with the Certificate of Designation of Somanta’s Series A preferred stock, holders of a majority of the Series A preferred stock of Somanta have acknowledged and agreed that if the stockholders of Somanta approve the Merger Agreement and the transactions contemplated thereby, then each share of preferred stock will be exchanged for common stock of Access and the rights, preferences and privileges associated with such Series A preferred stock will cease to exist as of the closing of the Merger. For a full description of a comparison of the rights of the Access common stock to the rights o the Somanta common stock and Series A preferred stock, see “Comparison of Stockholder Rights and Corporate Governance Matters” beginning on page 224.

Fractional Shares

Access will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of Somanta common stock or preferred stock who would otherwise be entitled to receive a fraction of a share of Access common stock will receive cash, without interest, in an amount equal to the fraction multiplied by the average closing price of Access common stock (determined after aggregating all of the Somanta common stock or preferred stock held by each such holder and multiplying such shares by the stock exchange ratio), as reported on the OTC Bulletin Board, for the ten (10) trading days immediately preceding the closing date of the merger.

Treatment of Somanta Warrants

When the merger is completed, Access will assume each outstanding warrant to purchase shares of Somanta common stock and convert them into warrants to purchase shares of Access common stock. As of the Somanta record date, warrants for approximately 5,936,304 shares of Somanta common stock were outstanding in the aggregate which shall become warrants to purchase approximately 192,000 shares of common stock of Access with exercise prices ranging from $18.55 to $23.19.

Treatment of Somanta Options

Access will not assume, or provide a substitute option, for any of Somanta’s outstanding stock options. As a result, pursuant to the terms of Section 11.3(d) of the Equity Incentive Plan, Somanta’s Board of Directors has resolved to: (i) allow the immediate and accelerated vesting of all of the options granted, and (ii) allow for the exercise of the outstanding options, in whole or in part, until the close of business on Thursday, May 31, 2007. A failure to validly exercise the options in accordance prior to the close of business on May 31, 2007 will mean that after such time, the unexercised option will have expired and will no longer be exercisable in whole or in part. Somanta does not expect any of the options to be exercised since the options are substantially out of the money.

Exchange Fund; Exchange of Stock Certificates

Upon completion of the merger, Access will establish an exchange fund with American Stock Transfer & Trust Company, the exchange agent for the merger, to hold the stock and cash to be issued in lieu of fractional shares of Access common stock to be paid to Somanta stockholders (other than holders demanding appraisal of their shares of Somanta common stock) in connection with the merger. The exchange fund will consist of stock certificates representing shares of Access common stock and cash to be issued in lieu of fractional shares of Access common stock, with a record date occurring after the completion of the merger.

As soon as reasonably practicable following completion of the merger, American Stock Transfer & Trust Company will mail to each record holder of Somanta common stock and preferred stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the certificate representing the shares of Access common stock issuable to each such holder pursuant to the merger. Only those holders of Somanta common stock or preferred stock who properly surrender their Somanta stock certificates in accordance with the exchange agent’s instructions will receive (1) a certificate representing the shares of Access common stock issuable to each such holder pursuant to the merger and (2) cash in lieu of any fractional share of Access common stock issuable to any such holders. The surrendered certificates representing Somanta common stock or preferred stock will be canceled. After the effective time of the merger, each certificate representing shares of Somanta common stock or preferred stock that has not been surrendered will represent only the right to receive shares of Access common stock issuable pursuant to the merger and cash in lieu of any fractional share of Access common stock to which the holder of any such certificate is entitled. Somanta stockholders who hold their shares in book entry will receive instructions for the exchange of their shares for the merger consideration included in the transmittal forms sent to them by the exchange agent. Following the completion of the merger, Somanta will not register any transfers of Somanta common stock on its stock transfer books.

Holders of Somanta common stock or preferred stock should not send in their Somanta stock certificates until they receive a letter of transmittal from American Stock Transfer & Trust Company with instructions for the surrender of Somanta stock certificates.

Distributions with Respect to Unexchanged Shares

Holders of Somanta common stock or preferred stock are not entitled to receive any dividends or other distributions on Access common stock until the merger is completed. After the merger is completed, holders of Somanta common stock or preferred stock will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Access common stock which they are entitled to receive upon exchange of their Somanta common stock or preferred stock. These holders will not be entitled to receive these dividends or distributions, however, until they surrender their Somanta common stock or preferred stock to the exchange agent in accordance with the exchange agent instructions.

Termination of Exchange Fund; No Liability

At any time following the first six (6) months of the completion of the merger, Access will be entitled to the return of all cash and shares of Access common stock held in the exchange fund. Thereafter, Somanta stockholders may look only to Access for any merger consideration and any cash payment relating to any dividends or distributions to which they may be entitled upon surrender of their certificates representing shares of Somanta common stock or preferred stock.

Neither Access, Somanta Acquisition Corporation nor Somanta will be liable to any holder of Somanta common stock or preferred stock or Access common stock, as the case may be, for any shares (or any related dividends or distributions) delivered to a public official under any applicable abandoned property, escheat or similar law following the passage of time specified therein.

Lost, Stolen and Destroyed Certificates

Access will issue only (1) Access common stock and (2) cash in lieu of a fractional share that may be applicable in a name other than the name in which a surrendered Somanta stock certificate is registered if the person requesting the exchange presents to the exchange agent all documents required to show and effect the unrecorded transfer of ownership and to show that the requesting person paid any applicable stock transfer taxes. If a Somanta stock certificate is lost, stolen or destroyed, the holder of the certificate may need to deliver an affidavit and an indemnity bond prior to receiving any merger consideration.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of Access and Somanta Acquisition Corporation on the one hand, and Somanta, Somanta Incorporated, its wholly owned Delaware subsidiary and Somanta Limited, Somanta Incorporated’s wholly owned United Kingdom subsidiary on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects, expire at the effective time of the merger and relate to the following subject matters:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	absence of any breach of each party’s certificate of incorporation and bylaws and the certificates of incorporation, bylaws and similar organizational documents of its subsidiaries;

•	capitalization;

•	corporate authorization, including board approval, to enter into and carry out the obligations contained in the merger agreement;

•	enforceability of the merger agreement;

•	the vote of Somanta stockholders required to complete the merger;

•	governmental and regulatory approvals required in connection with the merger;

•
absence of any conflict or violation of the corporate charter and bylaws and the charter, bylaws and similar organizational documents of subsidiaries, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

•
absence of any rights of first refusal or acquisition or pre-emptive rights with respect to capital stock or other assets or properties arising or resulting from entering into and carrying out the obligations contained in the merger agreement;

•	compliance with applicable laws, and possession and compliance with all permits required for the operation of business;

•	SEC filings and the financial statements contained in those filings;

•	controls and procedures for required disclosures of financial and non-financial information to the SEC;

•	absence of certain changes or events between the date of the last audited balance sheet and April 30, 2006;

•	absence of undisclosed liabilities;

•	litigation;

•	material contracts and the absence of breaches of material contracts;

•	employee benefit plans and labor relations;

•	real property matters;

•	taxes;

•	environmental matters;

•	intellectual property;

•	brokers used in connection with the merger;

•	applicability of Delaware anti-takeover statutes to the merger;

•	insurance; and

•	opinion of financial advisor, in the case of Access.

Conduct of Business before Completion of the Merger

Under the merger agreement, each of Access and Somanta has agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless the other party consents in writing, it will carry on its business in the ordinary course consistent with past practices and in material compliance with applicable law, and will use commercially reasonable efforts to:

•	preserve intact its present business organization;

•	keep available the services of its current officers, employees and consultants; and

•	preserve its relationships with customers, suppliers, distributors and others with which it has significant business relations.

Under the merger agreement, Somanta has agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Access consents in writing, it will not (and will not permit its subsidiaries to):

•	declare, set aside or pay any dividends;

•
authorize for issuance, issue, deliver, sell pledge or otherwise encumber any shares of its capital stock, or any other securities or equity equivalents, other than the issuance of Somanta common stock on the exercise of Somanta stock options, the exercise of the Somanta warrants or the conversion of Somanta preferred stock;

•	amend the Certificate of Incorporation, By-Laws or other comparable charter or organizational documents;

•	acquire or agree to acquire or merging or consolidating with any business or any corporation, partnership joint venture, association or other business organization;

•	sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any assets or properties other than in the ordinary course of business;

•	incur or guarantee any indebtedness or make any loans, advances or capital contributions to, or investments in, any other person or entity;

•	acquire or agree to acquire any assets other than inventory in the ordinary course of business;

•	pay, discharge or satisfy any claims, liabilities or obligations other than those arising in the ordinary course of business;

•	waive, release, grant or transfer any rights of material value other than as set for in the Company Disclosure Schedules to the merger agreement;

•	adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•	enter into or amend any collective bargaining agreement;

•	change any material accounting principle;

•	settle or compromise any litigation

•	engage in any transaction or enter into any agreement with any of Somanta’s affiliates;

•	transfer any rights to its intellectual property;

•	enter into or amend any agreement to which any other party is granted exclusive rights to any product or technology;

•	make any material tax election or settle or compromise any material tax liability;

•	adopt or amend any bonus, profit sharing, compensation stock option, employment or other employment benefit plan or agreement;

•	grant any new or modify any severance or termination arrangement;

•	effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN;

•
intentionally take or cause to be taken any action not otherwise consistent with the transactions contemplated by this merger, which could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	take any actions that could reasonably be expected to result in any of its representations and warranties set for in the Merger Agreement being or becoming untrue in any material respect.

Somanta Prohibited from Soliciting Other Offers

Under the terms of the merger agreement, subject to certain exceptions described below, Somanta agreed that it will not, directly or indirectly:

•
solicit, initiate, facilitate, encourage, furnish information or take any other action (other than to disclose the existence of its non-solicitation obligation under the merger agreement) that is designed to, or is reasonably likely to lead to, any acquisition proposal by a third party of the type described below;

•	participate in any discussions or negotiations with any third party regarding any acquisition proposal of the type described below; or

•
enter into any letter of intent or similar document or any contract agreement or commitment constituting or otherwise relating to any acquisition proposal of the type described below or any transaction contemplated by the acquisition proposal.

In addition, Somanta agreed that it will not authorize or permit any of its subsidiaries, directors, officers, employees, agents or representatives (including any retained investment banker, attorney or accountant), to do any of the foregoing.

For purposes of the restrictions described above, an acquisition proposal is any inquiry, proposal or offer, filing of any regulatory application or disclosure of any intention relating to any of the following:

•	the direct or indirect acquisition of a business that constitutes a substantial portion of the net revenues, net income or assets of the party or its significant subsidiaries;

•	the direct or indirect acquisition by any person or group of equity securities representing 33.3% or more of the party or any of its significant subsidiaries;

•	a tender offer or exchange offer that would result in any person owning 33.3% or more of the party’s voting power; or

•	any merger, consolidation, business combination or similar transaction involving a party or any of its subsidiaries, other than transactions specifically permitted under the merger agreement.

Under the merger agreement, Somanta also agreed, and agreed to cause their subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any retained investment banker, attorney or accountant), to:

•	cease all existing activities or negotiations with respect to any acquisition proposal; and

•	not release any third party from, or waive any provisions of, any existing confidentiality or standstill agreement with respect to any acquisition proposal.

Notwithstanding the prohibitions described above, if Somanta receives an unsolicited bona fide written acquisition proposal before the date of its stockholder meeting to approve the transactions contemplated by the merger agreement, under the terms of the merger agreement, the party receiving the acquisition proposal is permitted to engage in discussions and negotiations with, and provide nonpublic information to, the party making the acquisition proposal as long as:

•
the receiving party’s board of directors determines in good faith, after consulting with outside legal counsel, that the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable law; and

•	the receiving party has entered into a confidentiality agreement with the person making the acquisition proposal at least as restrictive as the confidentiality agreement between Access and Somanta.

Obligations of Somanta Board of Directors with Respect to its Recommendation and Holding a Meeting of Somanta Stockholders

Under the terms of the merger agreement, the Somanta board of directors agreed to call, hold and convene a meeting of its stockholders promptly after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC. The Somanta board of directors agreed to recommend the approval and adoption of the merger agreement and approval of the merger to its stockholders and to use reasonable best efforts to hold the stockholders meeting as soon as reasonably practicable after the Form S-4 shall have been declared effective.

The Somanta board of directors also agreed not to withdraw or modify, or publicly propose to withdraw or modify, its recommendations relating to the merger and the merger agreement, and not to adopt, approve or recommend to the Somanta stockholders that they accept any other acquisition proposal of the type described above or any superior proposal. For purposes of this restriction, a superior proposal is an acquisition proposal of the type described above on terms that Somanta’s board of directors has determined in good faith to be more favorable to Somanta’s stockholders than the merger (or a counterproposal from the other party to the merger), and after taking into account all the terms of conditions of the proposal and the merger agreement, including:

•	any counterproposal by the other party to the merger agreement,

•	the likelihood that the transactions contemplated by the other proposal will be completed in a timely manner, and

•	the extent to which any financing required in the acquisition proposal is committed or capable of being obtained.

Notwithstanding the obligations described above, in response to an acquisition proposal of the type described above deemed by the Somanta board of directors to be a superior proposal, the board of directors of Somanta may change its recommendation, announce an intention to change its recommendation or recommend its stockholders accept or approve a superior proposal of the type described above if the following conditions are met:

•	a superior proposal of the type described above has been made and has not been withdrawn;

•	the stockholders’ meeting of Somanta has not occurred;

•
the board of directors has determined in good faith, after consulting with outside legal counsel, that in light of the superior proposal, the failure to take such action would be reasonably likely to be a breach of its fiduciary duties under applicable law; and

•
Somanta has provided Access with two (2) business days’ prior written notice of its intention to take such action, specifying in the notice the material terms and conditions of the superior proposal, as well as the identity of the third party making the proposal.

Regardless of whether the Somanta board of directors has received an acquisition proposal or a superior proposal of the type described above, or has withheld, withdrawn, amended or modified its recommendation to its stockholders relating to the merger, or has approved or recommended that its stockholders accept a superior proposal of the type described above, Somanta is obligated to call, give notice of, convene and hold a special meeting of its stockholders to consider and vote upon its respective proposal relating to the merger and the fact that any of the foregoing has occurred will not give Somanta a right to terminate the merger agreement or affect any other obligation of the parties under the merger agreement. Somanta is permitted under the merger agreement to submit any acquisition proposal, including a superior proposal, to a vote of its stockholders at or prior to its stockholders’ meeting relating to the merger.

Regulatory Matters

The merger is not subject to antitrust laws.

Public Announcements

Neither Access nor Somanta will issue any press release or make any public statement with respect to the merger agreement or the merger without the prior written consent of the other party, which consent shall not be unreasonably withheld. However, Access and Somanta may, without the prior consent of the other, issue a press release or make a public statement relating to the merger agreement or the merger if, after consulting with outside counsel, it determines that the press release or public statement is required by applicable law or the rules and regulations of the OTC Bulletin Board, and it has consulted with the other party prior to the issue of such press release or public statement.

Indemnification and Insurance

Under the terms of the merger agreement, Access agreed to honor all obligations of Somanta contained in any indemnification agreement in effect prior to completion of the merger between Somanta or its subsidiaries and any of its current or former directors or officers. Access and its subsidiaries will cause the certificate of incorporation and bylaws of the surviving corporation in the merger to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation or bylaws or similar organizational documents of Somanta and its subsidiaries in effect prior to completion of the merger, and Access and its subsidiaries will not amend, repeal or otherwise modify the documents in any respect, except as required by law.

For six years from completion of the merger, Access also agreed to purchase and maintain a tail policy of Somanta’s directors’ and officers’ liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the merger to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of Somanta who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect prior to the signing of the merger agreement.

Access Board of Directors after the Merger

Upon completion of the merger, the Access board of directors will be remain the same. The directors of Access prior to the completion of the merger will continue to serve as the directors of Access after the merger.

Reasonable Best Efforts to Complete the Merger

Under the terms of the merger agreement, each of Access and Somanta has agreed to cooperate fully with the other and use its reasonable best efforts to take all actions, and to do all things necessary, proper or advisable to complete the merger in the most expeditious manner possible, including:

•	obtaining all consents, approvals, waivers, licenses, permits or authorizations as are required to be obtained in connection with the merger;

•	defending any lawsuit or proceeding seeking to challenge the merger agreement or the merger contemplated by the merger agreement;

•	accepting and delivering any additional instruments necessary to consummate the merger;

•	in the case of Somanta, delivering proper notice to its stockholders in accordance with Delaware Law of such stockholders’ appraisal rights; and

•	satisfying the conditions to closing set forth in the merger agreement.

Conditions to Obligations to Complete the Merger

The respective obligations of Access and Somanta Acquisition Corporation, on the one hand, and Somanta, on the other, to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions:

•
the SEC shall have declared Access’ registration statement effective, no stop order suspending its effectiveness shall have been issued and no proceedings for suspension of the registration statement’s effectiveness, or a similar proceeding in respect of this proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

•
the merger agreement shall have been approved and adopted and the merger shall have been approved by the vote of holders of the requisite number of shares of Somanta common stock and preferred stock under applicable law, as more fully described under “The Somanta Special Meeting—Quorum and Vote Required” beginning on page 40; and

•
no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the merger by a governmental entity of competent jurisdiction and has the effect of making completion of the merger illegal.

In addition, individually, the respective obligations of Access and Somanta Acquisition Corporation on the one hand, and Somanta, Somanta Incorporated and Somanta Limited on the other, to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•
the representations and warranties of the other party shall have been true and correct (without giving any effect to any qualification as to materiality or material adverse effect contained in any specific representation or warranty) on the date the merger agreement was signed (i.e., April 18, 2007) and as of the date the merger is to be completed as if made at and as of that time, except:

•	for changes contemplated or permitted by the merger agreement,

•	to the extent the representations and warranties of the other party address matters only as of a particular date, they must be true and correct only as of that date, and

•	where any failures of such representations and warranties to be true and correct have, individually or in the aggregate, a material adverse effect, as defined below;

•
the other party shall have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it before completion of the merger;

•	no material adverse effect, as defined below, with respect to the other party shall have occurred since the date the merger agreement was signed (i.e., April 18, 2007) and be continuing;

•
The applicable maturity date of all of Access’ outstanding debt (whether principal or interest) owed to SCO Partners LLC (and its affiliates) and Oracle Partners LP (and its affiliates) shall have been extended to a date on or after June 11 and 12, 2007, or such debt shall have been converted into Access common stock;

•
Access shall have received evidence, satisfactory to it, that as of the closing date of the merger the amount of Somanta’s then outstanding liabilities (including, without limitation, all amounts owed (i) to employees, officers and consultants of Somanta (and its subsidiaries) and (ii) to any stockholder with respect to any failure by Somanta to timely satisfy any obligation to register for resale under the Securities Act any Somanta’s securities held by such person) does not exceed $1,000,000 in the aggregate.

Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either Access or Somanta means any change, effect or circumstance that (i) is materially adverse to the business, operation, properties or condition (financial or otherwise) of Access and any of its subsidiaries or Somanta and any of its subsidiaries, taken as a whole, or (ii) materially adversely affects the completion of the transactions contemplated by the merger agreement. However, under the terms of the merger agreement, none of the following, either alone or in combination, will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been or will or could be, a material adverse effect:

•
any change resulting from or arising out of changes in laws or regulations, or interpretations thereof by courts or other governmental authorities, which are generally applicable to Somanta and Access;

•
any changes resulting from or arising out of general market, economic or political conditions, or conditions the industries in which Access or Somanta conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that the changes do not have a substantially disproportionate impact on Access and any of its subsidiaries or Somanta and any of its subsidiaries, as the case may be, taken as a whole;

•	any changes resulting from or arising out of actions taken by Somanta with the prior written consent of Access;

•
any changes or effects arising out of or resulting from any expenses incurred by Somanta in entering into the merger agreement, consummating the merger or terminating any of Somanta’s plans as provided for in the merger agreement; and

•	any changes or effects arising out of or resulting from any change in U.S. generally accepted accounting principles or regulatory accounting principles generally applicable to Somanta or Access.

Termination; Break-Up Fees and Expenses

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the approval and adoption of the merger agreement and approval of the merger by Somanta stockholders:

•	by mutual written consent of Access and Somanta duly authorized by their respective boards of directors;

•
by Access or Somanta, if the merger is not completed by August 31, 2007, provided that neither Access nor Somanta may terminate the merger agreement on this basis if that party has breached its obligations under the merger agreement if such breach has been a principal cause of, or resulted in, the failure of the merger to occur on or before that date, or if the terminating party has not complied with its obligations relating to payment of fees and expenses described below;

•
by Access or Somanta, if a court of competent jurisdiction or governmental, regulatory or administrative agency has issued a nonappealable final order or taken any other action having the effect of permanently prohibiting the merger;

•
by Access or Somanta, if the merger agreement and the merger fails to receive the requisite affirmative vote for adoption and approval at the Somanta stockholders’ meeting, provided that Somanta may not terminate the merger agreement on this basis if Somanta has breached, in any material respect, the provisions of the merger agreement relating to non-solicitation, board recommendations and filing this proxy statement/prospectus, or if the terminating party has not complied with its obligations relating to payment of fees and expenses described below;

•	by Access, if Somanta has breached any of the provisions of the merger agreement relating to non-solicitation and board recommendations;

•
by Access, upon a breach of, or failure to perform, any representation, warranty, covenant or agreement on the part of Somanta in the merger agreement that the condition to completion of the merger regarding Somanta’s representations and warranties or covenants would not be met; however, if the breach or inaccuracy is curable by Somanta through the exercise of reasonable efforts, then Access may not terminate the merger agreement for ten (10) days after delivery of written notice from Access to Somanta of the breach, and if the breach is cured during those ten (10) days, or if Access is otherwise in material breach of the merger agreement, Access may not exercise this termination right; or

•
by Somanta, upon a breach of, or failure to perform, any representation, warranty, covenant or agreement on the part of Access in the merger agreement so that the condition to completion of the merger regarding Access’s representations and warranties or covenants would not be met; however, if the breach or inaccuracy is curable by Access through the exercise of reasonable efforts, then Somanta may not terminate the merger agreement for ten (10) days after delivery of written notice from Somanta to Access of the breach, and if the breach is cured during those ten (10) days, or if Somanta is otherwise in material breach of the merger agreement, Somanta may not exercise this termination right.

Break-Up Fees and Expenses

Under the terms of the merger agreement, Access must pay up to $100,000 as reimbursement for Somanta’s expenses if:

•
either Access or Somanta terminates the merger agreement because the merger has not been completed on or before August 31, 2007, but only if such failure to complete the merger occurs because: (i) the representations and warranties of Access become untrue prior to or as of the closing date of the merger; or (ii) Access fails to perform its obligations as required under the merger agreement; or

•
Somanta terminates the merger agreement because of Access’ breach of any representation, warranty, covenant or agreement made in the merger agreement, or because Access’ representations and warranties become untrue, and such breach or inaccuracy in Somanta’s representations and warranties is not cured within ten (10) business days of the time such representations or warranties of Somanta become untrue or such breach by Somanta occurs.

Under the terms of the merger agreement, Somanta must pay up to $750,000 as reimbursement for Access’ expenses if:

•
either Access or Somanta terminates the merger agreement because the merger has not been completed on or before August 31, 2007, because of the failure of certain closing conditions set forth in the merger agreement including, without limitation: (i) Somanta fails to perform the obligations that it is required to perform under the terms of the merger agreement; (ii) a material adverse effect occurs with respect to Somanta; or (iii) Somanta breaches of any representation, warranty, covenant or agreement made in the merger agreement, or Somanta’s representations and warranties have become untrue, and such breach or inaccuracy in Somanta’s representations and warranties has not been cured within ten (10) business days of the time such representations or warranties of Somanta become untrue or such breach by Somanta has occurred.

Under the terms of the merger agreement, Somanta must pay Access a termination fee of $750,000 if:

•
Access terminates the merger agreement because of Somanta’s failure to obtain the requisite vote by Somanta stockholders at the Somanta stockholders’ meeting approving the merger agreement and the merger;

•
Access terminates the merger agreement because: (i) Somanta’s Board of Directors withdraws, modifies or amends its approval or recommendation for stockholder approval of the merger in a manner adverse to Access; (ii) Somanta fails to mail the stockholder statement to Somanta stockholders as promptly as reasonably practicable after this registration statement became effective; (iii) Somanta’s Board of Directors recommends an acquisition proposal from an entity other than Access; (iv) Somanta’s Board resolves to do any of the actions defined in clauses (i)-(iii); and (v) Somanta’s Board of Directors fails to recommend rejection of a tender offer or exchange offer for more than ten percent (10%) of the outstanding shares of Somanta’s common stock or preferred stock at the time of filing of the requisite Schedule 14d-9 with the SEC;

•
Access terminates the merger agreement because of Somanta’s breach of any representation, warranty, covenant or agreement made in the merger agreement, or because Somanta’s representations and warranties have become untrue, and such breach or inaccuracy in Somanta’s representations and warranties has not been cured within ten (10) business days of the time such representations or warranties of Somanta become untrue or such breach by Somanta occurs; or

•
Somanta terminates the merger agreement because Somanta’s Board concludes in good faith, based on advice from its legal counsel, that in order to satisfy its fiduciary duties to Somanta stockholders under Delaware law it must not make, or must withdraw or modify, its recommendation that the Somanta stockholders approve the merger, and makes such a withdrawal or modification of its recommendation for approval of the merger.

Expenses Generally

Except as provided above, all fees and expenses incurred in connection with the merger will be paid by the party incurring the fees or expenses, whether or not the merger is completed, other than expenses incurred in connection with filing, printing and mailing this proxy statement/prospectus, the registration statement, or any similar filing requirement of any governmental entity applicable to the merger, which will be shared equally by Access and Somanta.

INFORMATION ABOUT ACCESS

DESCRIPTION OF BUSINESS

Business

Access Pharmaceuticals, Inc. (“Access”) is a Delaware corporation. Access is an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Access’ product for the management of oral mucositis, MuGard™, received marketing clearance by the FDA as a device. Its lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has advanced drug delivery technologies including Cobalamin™-mediated oral drug delivery and targeted delivery.

Together with its subsidiaries, Access has proprietary patents or rights to one technology approved for marketing and three drug delivery technology platforms:

•      MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery,
•      Cobalamin-mediated targeted delivery.

Products

Access has used its drug delivery technologies to develop the following products and product candidates:

ACCESS DRUG PORTFOLIO
Compound	Originator	Technology	Indication	Clinical Stage (1)
Cancer
MuGard™	Access	Mucoadhesive liquid	Mucositis	Marketing clearance received
ProLindacTM (Polymer Platinate, AP5346) (2)	Access - U London	Synthetic polymer	Cancer	Phase II
Oral Insulin	Access	Cobalamin	Diabetes	Pre-Clinical
Oral Delivery System	Access	Cobalamin	Various	Pre-Clinical
Cobalamin-Targeted Therapeutics	Access	Cobalamin	Anti-tumor	Pre-Clinical

(1)   For more information, see “Government Regulation” for description of clinical stages.

(2)   Licensed from the School of Pharmacy, The University of London. Subject to a 1% royalty and milestone payments on sales.

Approved Products

MuGard™ - Mucoadhesive Liquid Technology (MLT)

Mucositis is a debilitating condition involving extensive inflammation of mouth tissue that affects annually an estimated 400,000 cancer patients in the United States undergoing chemotherapy and radiation treatment. Any treatment that would accelerate healing and/or diminish the rate of appearance of mucositis would have a significant beneficial impact on the quality of life of these patients and may allow for more aggressive chemotherapy. Access believes the potential addressable market for a mucositis product could be over $1 billion world-wide.

Access’ MuGard™ is a viscous polymer solution which provides a coating for the oral cavity. MuGard™ is dispensed in a ready to use form. A multi-site, randomized clinical study was performed in the United States testing MuGard™ and MuGard™ containing an anti-inflammatory drug to determine the effect of these products on the prevention and treatment of mucositis. The data from this trial indicated that the patients using MuGard™ displayed a lower incidence of mucositis than is typically seen in the studied population with no additional benefit from the drug.

The data were retrospectively compared with two historical patient databases to evaluate the potential advantages MuGard™ may represent in the prevention, treatment and management of mucositis. The patient evaluation was conducted using the oral mucositis assessment scale, which qualifies the disease severity on a scale of 0-5. Key highlights of the comparison with the historical patient databases are as follows:

•      the average severity of the disease was reduced by approximately 40%;
•      the maximum intensity of the mucositis was approximately 35% lower; and
•      the median peak intensity was approximately 50% lower.

These data confirmed that fact that MuGard™ could represent an important advancement in the management and prevention of mucositis. On September 20, 2006, Access announced that it had submitted a Premarket Notification 510(k) application to the United States Food and Drug Administration (FDA) announcing Access’ intent to market MuGard™. On December 13, 2006, Access announced that it had received marketing clearance for MuGard™ from FDA for the indication of the management of oral wounds including mucositis, aphthous ulcers and traumatic ulcers.

Access is currently seeking marketing partners to market MuGard™ in the United States and in other territories worldwide.

Products in Development Status

ProLindac™ (Polymer Platinate, AP5346) DACH Platinum

Chemotherapy, surgery and radiation are the major components in the clinical management of cancer patients. Chemotherapy serves as the primary therapy for some solid tumors and metastases and is increasingly used as an adjunct to radiation and surgery to improve their effectiveness. For chemotherapeutic agents to be effective in treating cancer patients, however, the agent must reach the target cells in effective quantities with minimal toxicity in normal tissues.

The current optimal strategy for chemotherapy involves exposing patients to the most intensive cytotoxic regimens they can tolerate and clinicians attempt to design a combination of chemotherapeutic drugs, a dosing schedule and a method of administration to increase the probability that cancerous cells will be destroyed while minimizing the harm to healthy cells. Notwithstanding clinicians’ efforts, most current chemotherapeutic drugs have significant shortcomings that limit the efficacy of chemotherapy. For example, certain cancers are inherently unresponsive to chemotherapeutic agents. Alternatively, other cancers may initially respond, but subgroups of cancer cells acquire resistance to the drug during the course of therapy and the resistant cells may survive and cause a relapse. Serious toxicity, including bone marrow suppression, renal toxicity, neuropathy, or irreversible cardiotoxicity, are some of the limitations of current anti-cancer drugs that can prevent their administration in curative doses.

Oxaliplatin, a formulation of DACH platinum, is a chemotherapeutic which was initially approved in France and in Europe in 1999 for the treatment of colorectal cancer. It is now also being marketed in the United States and is generating worldwide sales in excess of $2 billion annually. Carboplatin and Cisplatin, two other approved platinum chemotherapy drugs, are not indicated for the treatment of metastatic colorectal cancer. Oxaliplatin, in combination with 5-flurouracil and folinic acid (known as the FOLFOX regime) is indicated for the first-line treatment of metastatic colorectal cancer in Europe and the U.S. The colorectal cancer market is a significant opportunity as there are over 940,000 reported new cases annually worldwide, increasing at a rate of approximately three percent per year, and 500,000 deaths.

Currently, platinum compounds are one of the largest selling categories of chemotherapeutic agents, with annual sales in excess of $3.0 billion. As is the case with all chemotherapeutic drugs, the use of such compounds is associated with serious systemic side effects. The drug development goal therefore is to enhance delivery of the active drug to the tumor and minimize the amount of active drug affecting normal organs in the body.

Utilizing a biocompatible water-soluble polymer HPMA as a drug carrier, Access’ drug candidate ProLindac™, links DACH platinum to a polymer in a manner which permits the selective release of active drug to the tumor by several mechanisms, including taking advantage of the differential pH in tumor tissue compared to healthy tissue. The polymer also capitalizes on the biological differences in the permeability of blood vessels at tumor sites versus normal tissue. In this way, tumor selective delivery and platinum release is achieved. The ability of ProLindac™ to inhibit tumor growth has been evaluated in more than ten preclinical models. Compared with the marketed product oxaliplatin, ProLindac™ showed either marked superiority or superiority in most of these models. Preclinical studies of the delivery of platinum to tumors in an animal model have shown that, compared with oxaliplatin at equitoxic doses, ProLindac™ delivers in excess of 16 times more platinum to the tumor. An analysis of tumor DNA, which is the main target for anti-cancer platinum agents, has shown that ProLindac™ delivers approximately 14 times more platinum to tumor DNA than oxaliplatin. Results from preclinical efficacy studies conducted in the B16 and other tumor models have also shown that ProLindac™ is superior to oxaliplatin in inhibiting the growth of tumors. An extensive preclinical package has been developed supporting the development of ProLindac™.

In 2005 Access completed a Phase I multi-center clinical study conducted in Europe, which enrolled 26 patients. The study was reported at the AACR-NCI-EORTC conference in Philadelphia in November 2005.  The European trial was designed to identify the maximum tolerated dose, dose limiting toxicities, the pharmacokinetics of the platinum in plasma and the possible anti-tumor activity of ProLindacTM. The open-label, non-randomized, dose-escalation Phase I study was performed at two European centers. ProLindacTM was administered as an intravenous infusion over one hour, once a week on days 1, 8 and 15 of each 28-day cycle to patients with solid progressive tumors. Access obtained results in 26 patients with a broad cross-section of tumor types, with doses ranging from 80-1,280 mg Pt/m2.

Of the 26 patients, 10 were not evaluable for tumor response, principally due to withdrawal from the study prior to completing the required cycle. Of the 16 evaluable patients, 2 demonstrated a partial response, 1 experienced a partial response based on a biomarker and 4 experienced stable disease. One of the patients who attained a partial response had a melanoma with lung metastasis; a CT scan revealed a tumor decrease of greater than 50%. The other patient who responded had ovarian cancer; she had a reduction in lymph node metastasis and remission of a liver metastasis. The patient who experienced a partial response based on a biomarker was an ovarian cancer patient for whom CA-125 levels returned to normal. Also of note, a patient with cisplatin resistant cervical cancer showed a short lasting significant reduction in lung metastasis after 3 doses. However, due to toxicity, the patient could not be retreated to determine whether the partial response could be maintained.

Access has commenced a European Phase II ProLindac™ trial in ovarian cancer patients who have relapsed after first line platinum therapy. The primary aim of the study is to the determine the response rate of ProLindacTM monotherapy in this patient population. The response rates for other platinum compounds in this indication are well known, and will be used for comparison.

Access has provided ProLindacTM to the Moores Cancer Center at the University of California, San Diego to conduct a Phase II clinical study in patients with head and neck cancer under a physician-sponsored IND. The primary aim of the study is to demonstrate the ability of the tumor-targeting polymer system to deliver more platinum to tumors than can be attained with oxaliplatin, the approved DACH platinum compound.

Access has submitted an IND application to the US Food and Drug Administration, and has received clearance from the agency to proceed with a Phase I clinical study of ProLindac in combination with fluorouracil and leucovorin. The study is designed to evaluate the safety of the ProLindac in combination with two standard drugs used to treat colorectal cancer and to establish a safe dose for Phase II clinical studies of this combination in colorectal cancer. Access is currently evaluating whether clinical development of ProLindac in this indication might proceed more rapidly by utilizing an alternative clinical strategy and/or conducting studies in the US and/or elsewhere in the world.

Research Projects, Products and Products in Development

Drug Development Strategy

A part of Access’ integrated drug development strategy is to form alliances with centers of excellence in order to obtain alternative lead compounds while minimizing the overall cost of research. Access does not spend significant resources on fundamental biological research but rather focuses on its chemistry expertise and clinical development. For example, certain of Access’ polymer platinate technology has resulted in part from a research collaboration with The School of Pharmacy, University of London.

Access’ strategy is to focus on its polymer therapeutic program for the treatment of cancer while continuing to develop technologies such as MuGard™ and Cobalamin-mediated oral drug delivery which could provide it with a revenue stream in the short term through commercialization or outlicensing to fund its longer-term polymer development program. To reduce financial risk and equity financing requirements, Access is directing its resources to the preclinical and early clinical phases of development. Where the size of the necessary clinical studies and cost associated with the later clinical development phases are significant, Access plans to co-develop with or to outlicense to marketing partners its therapeutic product candidates. By forming strategic alliances with pharmaceutical and/or biotech companies, Access believes that its technology can be more rapidly developed and successfully introduced into the marketplace.

Access will continue to evaluate the most cost-effective methods to advance its programs. Access will contract certain research and development, manufacturing and manufacturing scaleup, certain preclinical testing and product production to research organizations, contract manufacturers and strategic partners. As appropriate to achieve cost savings and accelerate its development programs, Access will expand its internal core capabilities and infrastructure in the areas of chemistry, formulation, analytical methods development, clinical development, biology and project management to maximize product opportunities in a timely manner.

Process

Access began the product development effort by screening and formulating potential product candidates, selecting an optimal active component, developing a formulation, and developing the processes and analytical methods. Pilot stability, toxicity and efficacy testing are conducted prior to advancing the product candidate into formal preclinical development.  Specialized skills are required to produce these product candidates utilizing its technology. Access has a limited core internal development capability with significant experience in developing these formulations, but also depend upon the skills and expertise of its contractors.

Once the product candidate has been successfully screened in pilot testing, Access’ scientists, together with external consultants, assist in designing and performing the necessary preclinical efficacy, pharmacokinetic and toxicology studies required for IND submission. External investigators and scaleup manufacturing facilities are selected in conjunction with its consultants. The initial Phase I and Phase II studies are conducted by institutions and investigators supervised and monitored by Access’ employees and contract research organizations. Access does not plan to have an extensive clinical development organization as Access plans to have the advance phases of this process conducted by a development partner. Should Access conduct Phase III clinical studies Access expects to engage a contract research organization to perform this work.

Access contracts with third party contract research organizations to complete its large clinical trials and for data management of all of its clinical trials. Generally, Access manages the smaller Phase I and II trials ourselves. Currently, Access has one Phase II trial in process and two Phase II trials planned for this year subject to preliminary findings in other trials and Access’ ability to fund such trials.

With all of Access’ product development candidates, Access cannot assure you that the results of the in vitro or animal studies are or will be indicative of the results that will be obtained if and when these product candidates are tested in humans. Access cannot assure you that any of these projects will be successfully completed or that regulatory approval of any product will be obtained.

Access expended approximately $2,053,000, $2,783,000 and $2,335,000 on research and development during the years 2006, 2005 and 2004, respectively.

Scientific Background

The ultimate criteria for effective drug delivery is to control and optimize the localized release of the drug at the target site and rapidly clear the non-targeted fraction. Conventional drug delivery systems such as controlled release, sustained release, transdermal systems and others are designed for delivering active product into the systemic circulation over time with the objective of improving patient compliance. These systems do not address the biologically relevant issues such as site targeting, localized release and clearance of drug. The major factors that impact the achievement of this ultimate drug delivery goal are the physical characteristics of the drug and the biological characteristics of the disease target sites. The physical characteristics of the drug affect solubility in biological systems, its biodistribution throughout the body, and its interactions with the intended pharmacological target sites and undesired areas of toxicity. The biological characteristics of the diseased area impact the ability of the drug to selectively interact with the intended target site to allow the drug to express the desired pharmacological activity.

Access believes its drug delivery technologies are differentiated from conventional drug delivery systems in that they seek to apply a disease-specific approach to improve the drug delivery process with formulations to significantly enhance the therapeutic efficacy and reduce toxicity of a broad spectrum of products.

Core Drug Delivery Technology Platforms

Access’ current drug delivery technology platforms for use in cancer chemotherapy are:

•      Synthetic Polymer Targeted Drug Delivery Technology;

•      Cobalamin-Mediated Oral Delivery Technology; and

•      Cobalamin-Mediated Targeted Delivery Technology.

 Each of these platforms is discussed below:

Synthetic Polymer Targeted Drug Delivery Technology

In collaboration with The School of Pharmacy, University of London, Access developed a synthetic polymer technology, which utilizes hydroxypropylmethacrylamide with platinum, designed to exploit enhanced permeability and retention, or EPR, at tumor sites to selectively accumulate drug and control drug release. This technology is employed in Access’ lead clinical program, ProLindac™. Many solid tumors possess vasculature that is hyperpermeable, or leaky, to macromolecules. In addition to this enhanced permeability, tumors usually lack effective lymphatic and/or capillary drainage. Consequently, tumors selectively accumulate circulating macromolecules, including, for example, up to 10% of an intravenous dose in mice. This effect has been termed EPR, and is thought to constitute the mechanism of action of styrene-maleic/anhydride-neocarzinostatin, or SMANCS, which is in regular clinical use in Japan for the treatment of hepatoma. These polymers take advantage of endothelial permeability as the drug carrying polymers are trapped in tumors and then taken up by tumor cells. Linkages between the polymer and drug can be designed to be cleaved extracellularly or intracellularly. Utilizing the principles of prodrugs, the drug is essentially inert while attached to the polymer, but is released inside the tumor mass while polymer/drug not delivered to tumors is renally cleared from the body. For example, ProLindac is attached to a pH-sensitive linker which releases the platinum cytotoxic agent much faster in the low pH environments found typically outside of tumor cells and within specific compartments inside of tumor cells. Data generated in animal studies have shown that the polymer/drug complexes are far less toxic than free drug alone and that greater efficacy can be achieved. Thus, these polymer complexes have demonstrated significant improvement in the therapeutic index of anti-cancer drugs, including, for example, platinum.

Cobalamin-Mediated Oral Delivery Technology

Oral delivery is the preferred method of administration of drugs where either long-term or daily use (or both) is required. However many therapeutics, including peptide and protein drugs, are poorly absorbed when given orally. With more and more peptide and protein based biopharmaceuticals entering the market, there is an increasing need to develop an effective oral delivery system for them, as well as for long-standing injected drugs such as insulin.

The difficulty in administering proteins orally is their susceptibility to degradation by digestive enzymes, their inability to cross the intestinal wall and their rapid excretion by the body. Over the years, many different methodologies for making protein drugs available orally have been attempted. Most of the oral protein delivery technologies involve protecting the protein degradation in the intestine. More recently, strategies have been developed that involve attaching the protein or peptide to a molecule that transports the protein across the gut wall. However, the field of oral drug delivery of proteins and peptides has yet to achieve successful commercialization of a product (although positive results have been achieved in early clinical trials for some products under development).

Many pharmaceutically active compounds such as proteins, peptides and cytotoxic agents cannot be administered orally due to their instability in the gastrointestinal tract or their inability to be absorbed and transferred to the bloodstream. A technology that would allow many of these actives to be taken orally would greatly enhance their acceptance and value. Several technologies for the protection of sensitive actives in the gastro-intestinal tract and/or enhancement of gastro-intestinal absorption have been explored and many have failed.

Access’ proprietary technology for oral drug delivery utilizes the body’s natural vitamin B12 (VB12) transport system in the gut. The absorption of VB12 in the intestine occurs by way of a receptor-mediated endocytosis. Initially, VB12 binds to intrinsic factor (IF) in the small intestine, and the VB12-IF complex then binds to the IF receptor on the surface of the intestine. Receptor-mediated endocytosis then allows the transport of VB12 across the gut wall. After binding to another VB12-binding protein, transcobalamin II (TcII), VB12 is transferred to the bloodstream.

Access’ scientists discovered that Cobalamin (analogs of VB12) will still be transported by this process even when drugs, macromolecules, or nanoparticles are coupled to the Cobalamin. Thus Cobalamin serves as a carrier to transfer these materials from the intestinal lumen to the bloodstream. For drugs and macromolecules that are stable in the gastro-intestinal tract, the drug or macromolecule can be coupled directly (or via a linker) to Cobalamin. If the capacity of the Cobalamin transport system is inadequate to provide an effective blood concentration of the active, transport can be amplified by attaching many molecules of the drug to a polymer, to that Cobalamin is also attached. A further option, especially for drugs and macromolecules that are unstable in the intestine, is to formulate the drug in a nanoparticle which is then coated with Cobalamin. Once in the bloodstream, the active is released by diffusion and/or erosion of the nanoparticle. Utilization of nanoparticles also serves to ‘amplify’ delivery by transporting many molecules at one time due to the inherently large nanoparticle volume compared with the size of the drug.

Access’ proprietary position in this technology involves the conjugation of Cobalamin and/or folic acid and/or biotin (or their analogs) to a polymer to which is also attached the drug to be delivered, or attached to a nanoparticle in which the drug is incorporated. Since many molecules of the drug are attached to a single polymer strand, or are incorporated in a single nanoparticle, disease targeting is amplified compared to simpler conjugates involving one molecule of the vitamin with one drug molecule. However, in situations when such a simple conjugate might be preferred, its patents also encompass these Cobalamin-drug conjugates.

Cobalamin-Mediated Targeted Delivery Technology

Most drugs are effective only when they reach a certain minimum concentration in the region of disease, yet are well distributed throughout the body contributing to undesirable side effects. It is therefore advantageous to alter the natural biodistribution of a drug to have it more localized where it is needed. Access’ Cobalamin-mediated targeted delivery technology utilizes the fact that in many diseases where there is rapid growth and/or cell division, the demand for certain vitamins increases. By coupling the drug to a vitamin analog, the analog serves as a carrier to increase the amount of drug at the disease site relative to its normal distribution.

One application of this technology is in tumor targeting. The use of cytotoxic drugs is one of the most common methods for treating a variety of malignancies including solid and non-solid tumors. The drawbacks of chemotherapeutic treatments, which include tumor resistance, cancer relapse and toxicity from severe damage to healthy tissues, has fuelled a scientific quest for novel treatments that are specifically targeted to malignant cells thus reducing damage to collateral tissues.

The design of targeted therapies involves exploitation of the difference between the structure and function of normal cells compared with malignant cells. Differences include the increased levels of surface molecules on cancer cells, which makes them more sensitive to treatment regimes that target surface molecules and differences in blood supply within and around tumor cells compared with normal cells.

Two basic types of targeting approaches are utilized, passive tumor targeting and active tumor targeting.

•
passive tumor targeting involves transporting anti-cancer agents through the bloodstream to tumor cells using a “carrier” molecule. Many different carrier molecules, which can take a variety of forms (micelles, nanoparticles, liposomes and polymers), are being investigated as each provides advantages such as specificity and protection of the anti-cancer drug from degradation due to their structure, size (molecular weights) and particular interactions with tumor cells. Access’ polymer platinate program is a passive tumor targeting technology.

•
active tumor targeting involves attaching an additional fragment to the anticancer drug and the carrier molecule to create a new “targeted” agent that will actively seek a complementary surface molecule to which it binds (preferentially located on the exterior of the tumor cells). The theory is that the targeting of the anti-cancer agent through active means to the affected cells should allow more of the anti-cancer drug to enter the tumor cell, thus amplifying the response to the treatment and reducing the toxic effect on bystander, normal tissue.

Examples of active targeting fragments include antibodies, growth factors and vitamins. Access’ scientists have specifically focused on using Cobalamin compounds (analogs of vitamin B12), but Access has also used and has certain intellectual property protection for the use of folate and biotin which may more effectively target anti-cancer drugs to solid tumors.

It has been known for some time that vitamin B12 and folic acid are essential for tumor growth and as a result, receptors for these vitamins are up-regulated in certain tumors. Vitamin B12 receptor over-expression occurs in breast, lung, leukemic cells, lymphoma cells, bone, thyroid, colon, prostate and brain cancers and some other tumor lines, while folate receptor over-expression occurs in breast, lung, ovarian, endometrial, renal, colon, brain and cancers of myeloid hemotopoietic cells and methotrexate-sensitive tumors.

Patents

Access believes that the value of technology both to it and to its potential corporate partners is established and enhanced by its broad intellectual property positions. Consequently, Access has already been issued and seeks to obtain additional U.S. and foreign patent protection for products under development and for new discoveries. Patent applications are filed with the U.S. Patent and Trademark Office and, when appropriate, with the Paris Convention's Patent Cooperation Treaty (PCT) Countries (most major countries in Western Europe and the Far East) for its inventions and prospective products.

One U.S. patent has issued and one U.S. patent application and two European patent applications are under review for its mucoadhesive liquid technology. Access’ patent applications cover a range of products utilizing its mucoadhesive liquid technology for the management of the various phases of mucositis.

Three U.S. patents and two European patents have issued and one U.S. patent and two European patent applications are pending for polymer platinum compounds. The two patents and patent applications are the result in part of Access’ collaboration with The School of Pharmacy, University of London, from which the technology has been licensed and include a synthetic polymer, hydroxypropylmethacrylamide incorporating platinates, that can be used to exploit enhanced permeability and retention in tumors and control drug release. The patents and patent applications include a pharmaceutical composition for use in tumor treatment comprising a polymer-platinum compound through linkages that are designed to be cleaved under selected conditions to yield a platinum which is selectively released at a tumor site. The patents and patent applications also include methods for improving the pharmaceutical properties of platinum compounds.

Access has three patented Cobalamin-mediated targeted therapeutic technologies:

-	folate conjugates of polymer therapeutics, to enhance tumor delivery by targeting folate receptors, which are upregulated in certain tumor types with two U.S. and two European patent applications;
-
the use of vitamin B12 to target the transcobalamin II receptor which is upregulated in numerous diseases including cancer, rheumatoid arthritis, certain neurological and autoimmune disorders with two U.S. patents and three U.S. and four European patent applications; and

-
oral delivery of a wide variety of molecules which cannot otherwise be orally administered, utilizing the active transport mechanism which transports vitamin B12 into the systemic circulation with six U.S. patents and two European patents and one U.S. and one European patent application.

Access’ patents for the following technologies expire in the years and during the date ranges indicated below:

•	Mucoadhesive technology in 2021,
•	ProLindac™ in 2021,
•	Cobalamin mediated technology between 2007 and 2019

In addition to issued patents, Access has a number of pending patent applications. If issued, the patents underlying theses applications could extend the patent life of its technologies beyond the dates listed above.

Access has a strategy of maintaining an ongoing line of patent continuation applications for each major category of patentable carrier and delivery technology. By this approach, Access is extending the intellectual property protection of its basic targeting technology and initial agents to cover additional specific carriers and agents, some of which are anticipated to carry the priority dates of the original applications.

Government Regulation

Access is subject to extensive regulation by the federal government, principally by the FDA, and, to a lesser extent, by other federal and state agencies as well as comparable agencies in foreign countries where registration of products will be pursued. Although a number of Access’ formulations incorporate extensively tested drug substances, because the resulting formulations make claims of enhanced efficacy and/or improved side effect profiles, they are expected to be classified as new drugs by the FDA.

The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern the testing, manufacturing, safety, labeling, storage, shipping and record keeping of Access’ products. The FDA has the authority to approve or not approve new drug applications and inspect research, clinical and manufacturing records and facilities.

Among the requirements for drug approval and testing is that the prospective manufacturer's facilities and methods conform to the FDA's Code of Good Manufacturing Practices regulations, which establish the minimum requirements for methods to be used in, and the facilities or controls to be used during, the production process. Such facilities are subject to ongoing FDA inspection to insure compliance.

The steps required before a pharmaceutical product may be produced and marketed in the U.S. include preclinical tests, the filing of an IND with the FDA, which must become effective pursuant to FDA regulations before human clinical trials may commence, numerous phases of clinical testing and the FDA approval of a New Drug Application (“NDA”) prior to commercial sale.

Preclinical tests are conducted in the laboratory, usually involving animals, to evaluate the safety and efficacy of the potential product. The results of preclinical tests are submitted as part of the IND application and are fully reviewed by the FDA prior to granting the sponsor permission to commence clinical trials in humans. All trials are conducted under International Conference on Harmonization, or ICH, good clinical practice guidelines. All investigator sites and sponsor facilities are subject to FDA inspection to insure compliance. Clinical trials typically involve a three-phase process. Phase I, the initial clinical evaluations, consists of administering the drug and testing for safety and tolerated dosages and in some indications such as cancer and HIV, as preliminary evidence of efficacy in humans. Phase II involves a study to evaluate the effectiveness of the drug for a particular indication and to determine optimal dosage and dose interval and to identify possible adverse side effects and risks in a larger patient group. When a product is found safe, an initial efficacy is established in Phase II, it is then evaluated in Phase III clinical trials. Phase III trials consist of expanded multi-location testing for efficacy and safety to evaluate the overall benefit to risk index of the investigational drug in relationship to the disease treated. The results of preclinical and human clinical testing are submitted to the FDA in the form of an NDA for approval to commence commercial sales.

The process of forming the requisite testing, data collection, analysis and compilation of an IND and an NDA is labor intensive and costly and may take a protracted time period. In some cases, tests may have to be redone or new tests instituted to comply with FDA requests. Review by the FDA may also take considerable time and there is no guarantee that an NDA will be approved. Therefore, Access cannot estimate with any certainty the length of the approval cycle.

Access is also governed by other federal, state and local laws of general applicability, such as laws regulating working conditions, employment practices, as well as environmental protection.

Competition

The pharmaceutical and biotechnology industry is characterized by intense competition, rapid product development and technological change. Competition is intense among manufacturers of prescription pharmaceuticals and other product areas where Access may develop and market products in the future. Most of Access’ potential competitors are large, well established pharmaceutical, chemical or healthcare companies with considerably greater financial, marketing, sales and technical resources than are available to Access. Additionally, many of Access’ potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with Access’ product lines. Access’ potential products could be rendered obsolete or made uneconomical by the development of new products to treat the conditions to be addressed by its developments, technological advances affecting the cost of production, or marketing or pricing actions by one or more of Access’ potential competitors. Access’ business, financial condition and results of operation could be materially adversely affected by any one or more of such developments. Access cannot assure you that Access will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on Access’ business, financial condition and results of operations. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or with the assistance of major health care companies in areas where Access is developing product candidates. Access is aware of certain development projects for products to treat or prevent certain diseases targeted by it, the existence of these potential products or other products or treatments of which Access is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by Access.

Access’ principal competitors in the polymer area are Cell Therapeutics, Daiichi, Enzon, Polytherics Ltd, and Inhale which are developing alternate drugs in combination with polymers. Access believes it is the only company conducting clinical studies in the polymer drug delivery of platinum compounds. Access believes that the principal current competitors to its polymer targeting technology fall into two categories: monoclonal antibodies and liposomes. Access believes that its technology potentially represents a significant advance over these older technologies because its technology provides a system with a favorable pharmacokinetic profile.

A number of companies are developing or may in the future engage in the development of products competitive with the Access polymer delivery system. Several companies are working on targeted monoclonal antibody therapy including Bristol-Myers Squibb, Centocor (acquired by Johnson & Johnson), GlaxoSmithKline, Imclone and Xoma. Currently, liposomal formulations being developed by Gilead Sciences and Alza Corporation (acquired by Johnson & Johnson), are the major competing intravenous drug delivery formulations that deliver similar drug substances.

In the area of advanced drug delivery, which is the focus of Access’ early stage research and development activities, a number of companies are developing or evaluating enhanced drug delivery systems. Access expects that technological developments will occur at a rapid rate and that competition is likely to intensify as various alternative delivery system technologies achieve similar if not identical advantages.

Even if Access’ products are fully developed and receive required regulatory approval, of which there can be no assurance, Access believes that its products can only compete successfully if marketed by a company having expertise and a strong presence in the therapeutic area. Consequently, Access does not currently plan to establish an internal marketing organization. By forming strategic alliances with major and regional pharmaceutical companies, management believes that its development risks should be minimized and that the technology potentially could be more rapidly developed and successfully introduced into the marketplace.

Other Key Developments

On April 26, 2007, Access Pharmaceuticals, Inc. (“Access”) and SCO Capital Partners LLC and affiliates (“SCO”) agreed to extend the maturity date of an aggregate of $6,000,000 of 7.5% convertible notes to June 11, 2007 from April 27, 2007. On April 24, 2007, Access and Oracle Partners LP and affiliates agreed to extend the maturity date of an aggregate of $4,015,000 of 7.7% convertible notes to June 12, 2007 from April 28, 2007.

On April 19, 2007 Access announced it had entered into an agreement to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of merger agreement, upon consummation of the acquisition, Somanta’s preferred and common stockholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including receipt of necessary approvals including approval of the Somanta stockholders. There can be no assurance that the transaction will be consummated or if consummated, that it will be on the terms described herein.

Access has upcoming maturity dates on its convertible notes. The $6 million of Senior Convertible notes are due June 11, 2007 plus accrued interest; and the approximately $4.0 million of convertible notes which are due June 12, 2007 including interest; and capitalized interest of $880,000. Access is currently negotiating with the debt holders to convert their debt to equity or to extend the terms of their due dates.

All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.

On December 8, 2006 Access amended its 2005 Asset Sale Agreement with Uluru, Inc. Access received from Uluru an upfront payment of $4.9 million, received an additional $350,000 on April 9, 2007 and in the future could receive potential milestones of up to $4.8 million based on Uluru sales. The amendment agreement included the anniversary payment due October 12, 2006, the early payment of the two year anniversary payment, and a payment in satisfaction of certain future milestones. Access also transferred to Uluru certain patent applications that Access had previously licensed to Uluru under the 2005 License Agreement. Under a new agreement, Access has acquired a license from Uluru to utilize the nanoparticle aggregate technology contained in the transferred patent applications for subcutaneous, intramuscular, intra-peritoneal and intra-tumoral drug delivery. Additionally, one future milestone was increased by $125,000.

On December 6, 2006, Access entered into a note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, Access entered into a note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $500,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, Access entered into a note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder’s note is convertible.  Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

All the secured notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by substantially all of the assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

 In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file a registration statement timely as required by an investor rights agreement.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

On October 12, 2005, Access sold its oral/topical care business unit to Uluru, Inc, a private Delaware corporation, for up to $18.8 million to focus on Access’ technologies in oncology and oral drug delivery. The products and technologies sold to Uluru included amlexanox 5% paste (marketed under the trade names Aphthasol® and Aptheal®), OraDiscTM, Zindaclin® and Residerm® and all of Access’ assets related to these products. In addition, Access sold to Uluru its nanoparticle hydrogel aggregate technology which could be used for applications such as local drug delivery and tissue filler in dental and soft tissue applications. Access received a license from Uluru for certain applications of the technology. The CEO of Uluru is Kerry P. Gray, the former CEO of Access. In conjunction with the sale transaction, Access received a fairness opinion from a nationally recognized investment banking firm.

At the closing of the agreement Access received $8.7 million. In addition, due to the Amended Asset Sale Agreement in December 2006, Access received $4.9 million and received an additional $350,000 on April 9, 2007 for the first and second anniversary payments and settlement of certain milestones. Access recorded $550,000 less $173,000 tax expense as income from the discontinued operations in 2006.

Access was incorporated in Wyoming in 1974 as Chemex Corporation, and in 1983 Access changed its name to Chemex Pharmaceuticals, Inc. Access changed its state of incorporation from Wyoming to Delaware on June 30, 1989. In 1996 Access merged with Access Pharmaceuticals, Inc., a private Texas corporation, and changed its name to Access Pharmaceuticals, Inc. Access’ principal executive office is located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207; Access’ telephone number is (214) 905-5100.

Employees

As of April 30, 2007, Access had nine full time employees, four of whom have advanced scientific degrees. Access has never experienced employment-related work stoppages and considers that it maintains good relations with its personnel. In addition, to complement its internal expertise, Access has contracts with scientific consultants, contract research organizations and university research laboratories that specialize in various aspects of drug development including clinical development, regulatory affairs, toxicology, process scale-up and preclinical testing.

Web Availability

Access makes available free of charge through its web site, www.accesspharma.com, its annual reports on Form 10-K and other reports required under the Securities and Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission (the “SEC”). These documents are also available through the SEC’s website at www.sec.gov certain of its corporate governance policies, including the charters for the Board of Directors’ audit, compensation and nominating and corporate governance committees and its code of ethics, corporate governance guidelines and whistleblower policy. Access will provide to any person without charge, upon request, a copy of any of the foregoing materials. Any such request must be made in writing to Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, TX 75207 attn: Investor Relations.

DESCRIPTION OF PROPERTY

Access maintains one facility of approximately 9,000 square feet for administrative offices and laboratories in Dallas, Texas. Access has a lease agreement for the facility, which terminates in December 2007. Adjacent space may be available for expansion which Access believes would accommodate growth for the foreseeable future.

Access believes that its existing properties are suitable for the conduct of its business and adequate to meet its present needs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

Grant Thornton LLP ("Grant Thornton") was previously the principal accounts for the Access. On September 15, 2006, Grant Thornton resigned as its independent registered public accounting firm.

In connection with the audits of fiscal years ended December 31, 2005 and 2004 and the subsequent interim period through September 15, 2006, (i) there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement(s) in connection with its reports for such year, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K. However, as reported in Access’ Form 10-K for the year ended December 31, 2005, Grant Thornton has communicated to Access’ audit committee the existence of material weaknesses in its system of internal control over financial reporting related to the inadequacy of staffing and a lack of segregation of duties.

Grant Thornton's reports did not contain an adverse opinion or disclaimer of opinion, but the 2005 report was modified to include an explanatory paragraph related to uncertainties about Access’ ability to continue as a going concern.

Effective September 20, 2006, the Audit Committee of the Board of Directors of Access approved the engagement of Whitley Penn LLP (“Whitley Penn”) as its independent registered public accounting firm to audit the Access’ financial statements for the year ended December 31, 2006. On October 2, 2006, Whitley Penn formally advised Access that it was accepting the position as Access’ independent registered public accounting firm for the year ending December 31, 2006.

During the years ended December 31, 2005 and 2004, and the interim period through October 2, 2006, Whitley Penn was not engaged as an independent registered public accounting firm to audit either the financial statements of Access or any of its subsidiaries, nor has Access or anyone acting on its behalf consulted with Whitley Penn regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Access’ financial statements; or (ii) any matter that was the subject of a disagreement or reportable event as set forth in Item 304(a)(2)(ii) of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors of Access shall remain the Directors of Access after consummation of the merger as contemplated in the merger agreement.

The following table sets forth the Directors, Executive Officers, and Key Employees of Access along with their respective ages and positions and is as follows:

Name	Age	Title
Jeffrey B. Davis	44	Chairman of the Board
Stephen R. Seiler	51	President, Chief Executive Officer, Director
Rosemary Mazanet, M.D., Ph.D.	51	Vice Chairman
Esteban Cvitkovic , M.D.	57	Vice Chairman - Europe
Mark J. Ahn, Ph.D.	44	Director
Mark J. Alvino	39	Director
Stephen B. Howell, M.D.	62	Director
David P. Luci	40	Director
John J. Meakem, Jr.	70	Director
David P. Nowotnik, Ph.D.	58	Senior Vice President Research & Development
Phillip S. Wise	48	Vice President, Business Development & Strategy
Stephen B. Thompson	53	Vice President, Chief Financial Officer, Treasurer, Secretary

No director, officer, affiliate or promoter of Access has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The following is a brief account of the business experience during the past five years of each director and executive officer of Access, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Mr. Jeffrey B. Davis became a director in March 2006 as a designee of SCO Capital Partners LLC. Mr. Davis is Chairman of the Board and a member of the Compensation Committee of the Board. Mr. Davis currently serves as President of SCO Financial Group LLC. Prior to joining SCO Securities LLC, Mr. Davis served as Senior Vice President and Chief Financial Officer of HemaSure, Inc., a publicly traded development stage healthcare technology company. Prior to that, Mr. Davis was Vice President, Corporate Finance, at Deutsche Morgan Grenfell, both in the U.S. and Europe. Mr. Davis also served in senior marketing and product management positions at AT&T Bell Laboratories, where he was also a member of the technical staff. Prior to that, Mr. Davis was involved in marketing and product management at Philips Medical Systems North America. Mr. Davis is currently on the board of MacroChem Corporation, Uluru, Inc. and Virium Pharmaceuticals, Inc., a private biotechnology company. Mr. Davis served previously on the board of Bioenvision, Inc. Mr. Davis holds a B.S. in biomedical engineering from Boston University and an M.B.A. degree from the Wharton School, University of Pennsylvania.

Mr. Stephen R. Seiler has been Access’ President and Chief Executive Officer and a Director since January 2007. Until recently, Mr. Seiler had been Acting Chief Executive Officer of Effective Pharmaceuticals, Inc. and advising other companies in the healthcare field. From 2001 until 2004 he was Chief Executive Officer of Hybridon, Inc. (now Idera Pharmaceuticals, Inc.). Mr. Seiler was Executive Vice President, Planning, Investment & Development at Elan Corporation plc from 1995 until 2001. He also worked as an investment banker at Paribas Capital Markets in both London and New York from 1991 to 1995 where he was founder and head of Paribas’ pharmaceutical investment banking group.

Rosemary Mazanet, M.D. serves as Chief Executive Officer of Breakthrough Therapeutics, LLC, a privately held development stage biotechnology company. From May 2005 to January 2007 she served as Access’ Acting Chief Executive Officer. From June 1998 to February 2004, Dr. Mazanet served as Chief Scientific Officer and a General Partner of Oracle Partners, L.P., a healthcare investment firm. Dr. Mazanet also serves as an independent director at GTx, Inc (Nasdaq: GTXI), Aksys, Ltd. and is a trustee at the University of Pennsylvania, School of Medicine. Prior to joining Oracle, Dr. Mazanet was the Director of Clinical Research at Amgen, Inc. She has over 20 years experience in the pharmaceutical industry, and was trained as a Medical Oncologist/Hematologist in the Harvard Medical System, and holds an M.D. and Ph.D. from University of Pennsylvania.

Dr. Esteban Cvitkovic became a director in February 2007. Recently, the oncology-focused CRO, Cvitkovic & Associés Consultants (CAC), founded by Dr. Cvitkovic 11 years ago and which he developed from a small oncology consultancy to a full-service CRO, was sold to AAIPharma to become AAIOncology. Dr. Cvitkovic is currently a Senior Medical Consultant to AAIOncology. In addition, he maintains a part-time academic practice including teaching at the hospitals Beaujon and St Louis in Paris. Dr. Cvitkovic is Scientific President of the FNAB, a foundation devoted to the furthering of personalised cancer treatments. Together with a small number of collaborators he has recently co-founded Oncoethix, a biotech company focused on licensing and co-development of anti-cancer molecules. Dr. Cvitkovic has authored more than 200 peer-reviewed articles and 600 abstracts focused on therapeutic oncology development. His international career includes staff and academic appointments at Memorial Sloan Kettering Cancer Center (New York), Columbia Presbyterian (New York), Instituto Mario Negri (Milan), Institut Gustave Roussy (Villejuif), Hôpital Paul Brousse (Villejuif) and Hôpital St. Louis (Paris).

Dr. Mark J. Ahn became a director in September 2006. Dr. Ahn is President and Chief Executive Officer and a member of the board of directors of Hana Biosciences, Inc. since November 2003. Prior to joining Hana, from December 2001 to November 2003, he served as Vice President, Hematology and corporate officer at Genentech, Inc. where he was responsible for commercial and clinical development of the Hematology franchise. From February 1991 to February 1997 and from February 1997 to December 2001, Dr. Ahn was employed by Amgen and Bristol-Myers Squibb Company, respectively, holding a series of positions of increasing responsibility in strategy, general management, sales & marketing, business development, and finance. He has also served as an officer in the U.S. Army. Dr. Ahn is a Henry Crown Fellow at the Aspen Institute, founder of the Center for Non-Profit Leadership, a director of TransMolecular, Inc., a privately held biotechnology company focused on neuroncology, and a member of the Board of Trustees for the MEDUNSA (Medical University of South Africa) Trust. Dr. Ahn received a B.A. in History and an M.B.A. in Finance from Chaminade University. He was a graduate fellow in Economics at Essex University, and has a Ph.D. in Business Administration from the University of South Australia.

Mr. Mark J. Alvino became a director in March 2006 as a designee of SCO Capital Partners LLC. Mr. Alvino currently works as Managing Director for SCO Financial Group LLC. He is currently on the board of directors of MacroChem Corporation. He previously worked at Feinstein Kean Healthcare, an Ogilvy Public Relations Worldwide Company. There he was Senior Vice President, responsible for managing both investor and corporate communications programs for many private and public companies and acted as senior counsel throughout the agency's network of offices. Prior to working at FKH, Mr. Alvino served as Vice President of Investor Relations and managed the New York Office of Allen & Caron, Inc., an investor relations agency. His base of clients included medical devices, biotechnology, and e-healthcare companies. Mr. Alvino also spent several years working with Wall Street brokerages including Ladenburg, Thallman & Co. and Martin Simpson & Co.

Stephen B. Howell, M.D. has served as one of Access’ directors since 1996. Dr. Howell is a member of the Compensation Committee of the Board. Dr. Howell is a Professor of Medicine at the University of California, San Diego, and director of the Cancer Pharmacology Program of the UCSD Cancer Center. Dr. Howell is a recipient of the Milken Foundation prize for his contributions to the field of cancer chemotherapy. He has served on the National Research Council of the American Cancer Society and is on the editorial boards of multiple medical journals. Dr. Howell founded DepoTech, Inc. and served as a member of its board of directors from 1989 to 1999. Dr. Howell served on the board of directors of Matrix Pharmaceuticals from 2000 to 2002. Dr. Howell received his A.B. at the University of Chicago and his M.D. from Harvard Medical School.

Mr. David P. Luci has served as one of Access’ directors since January 2007. Mr. Luci is Executive Vice President of Bioenvision, Inc. He has also served as Bioenvision’s chief financial officer, general counsel and corporate secretary since July 2004, after serving as director of finance, general counsel and corporate secretary since July 2002. From September 1994 to July 2002, Mr. Luci served as a corporate associate at Paul, Hastings, Janofsky & Walker LLP (New York office). Prior to that, Mr. Luci served as a senior auditor at Ernst & Young LLP (New York office). Mr. Luci is a certified public accountant. He holds a Bachelor of Science in Business Administration with a concentration in accounting from Bucknell University and a J.D. (cum laude) from Albany Law School of Union University.

Mr. John J. Meakem, Jr. has been one of Access’ directors since 2001. Mr. Meakem is also a member of the Nominating and Corporate Governance Committee of the Board and a member of the Audit and Finance Committee of the Board. Mr. Meakem is a private investor with portfolio holdings in innovative companies with a particular focus on healthcare. Most recently Mr. Meakem served as Chairman of the Board, President and Chief Executive Officer of Advanced Polymer Systems, Inc. from 1991 to 2000. Prior to 1991, he was Corporate Executive Vice President of Combe, Inc. and President of Combe North America. Prior to 1970, Mr. Meakem was with Vick Chemical Company, a division of Richardson Merrell Drug Corporation, for ten years as Vice President of Marketing, New Products & Acquisitions.

David P. Nowotnik, Ph.D. has been Senior Vice President Research and Development since January 2003 and was Vice President Research and Development from 1998. From 1994 until 1998, Dr. Nowotnik had been with Guilford Pharmaceuticals, Inc. in the position of Senior Director, Product Development and was responsible for a team of scientists developing polymeric controlled-release drug delivery systems. From 1988 to 1994 he was with Bristol-Myers Squibb researching and developing technetium radiopharmaceuticals and MRI contrast agents. From 1977 to 1988 he was with Amersham International leading the project which resulted in the discovery and development of Ceretec.

Mr. Phillip S. Wise has been Access’ Vice President Business Development since June 2006. Mr. Wise was Vice President of Commercial and Business Development for Enhance Pharmaceuticals, Inc. and Ardent Pharmaceuticals, Inc. from 2000 until 2006. Prior to that time he was with Glaxo Wellcome, from 1990 to 2000 in various capacities.

Mr. Stephen B. Thompson has been Vice President since 2000 and Access’ Chief Financial Officer since 1996. From 1990 to 1996, he was Controller and Administration Manager of Access Pharmaceuticals, Inc., a private Texas corporation. Previously, from 1989 to 1990, Mr. Thompson was Controller of Robert E. Woolley, Inc., a hotel real estate company where he was responsible for accounting, finances and investor relations. From 1985 to 1989, he was Controller of OKC Limited Partnership, an oil and gas company, where he was responsible for accounting, finances and SEC reporting. Between 1975 and 1985 he held various accounting and finance positions with Santa Fe International Corporation.

Section 16(a) of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), requires the Registrant's officers and directors, and persons who own more than 10% of a registered class of the Registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission and NASDAQ. Officers, directors and greater-than 10% stockholders are required by the Securities and Exchange Commission regulation to furnish the Registrant with copies of all Section 16(a) that they file.

Code of Business Conduct and Ethics

In October 2004, Access adopted a written Code of Business Conduct and Ethics for Employees, Executive Officers and Directors, applicable to all employees, management, and directors, designed to deter wrongdoing and promote honest and ethical conduct, full, fair and accurate disclosure, compliance with laws, prompt internal reporting and accountability to adherence to the Code of Business Conduct and Ethics.

EXECUTIVE COMPENSATION

The following executive compensation disclosure reflects compensation awarded to, earned by or paid to Access’ Chief Executive Officer and each of Access’ other executive officers listed below whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2006. Access refers to Access’ Chief Executive Officer and these other executive officers as Access’ "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

Name and Principal Position (7)	Year	Salary ($) (1)	Bonus ($)	Stock Awards($) (2)		Option Award($) (3)	All Other Compensation (4)	Total ($)
Rosemary Mazanet(5)(8) Acting CEO	2006 2005	$357,385 217,500	$100,000 30,000	$	- -	$81,464 168,468	$2,594 1,297	$541,443 248,797

Kerry P. Gray(6) Former President and CEO	2005	$133,332	$-		$-	$-	$3,505	$136,837

David P. Nowotnik, Ph.D. Senior Vice President Research and Development	2006 2005	$253,620 250,710	$20,000 25,408	$	- 24,154	$40,732 67,619	$7,152 7,094	$321,504 374,985

Phillip S. Wise(7) Vice President, Business Development	2006	$116,667	$25,000		$-	$40,732	$358	$182,757

Stephen B. Thompson Vice President, Chief Financial Officer	2006 2005	$154,080 152,310	$20,000 15,435	$	- 14,704	$40,732 42,262	$4,508 4,455	$219,320 229,166
____________________

(1)	Includes amounts deferred under Access’ 401(k) Plan.
(2)	There were no stock awards granted in 2006 and no restricted stock outstanding at December 31, 2006.
(3)
The value listed in the above table represents the fair value of the options granted in prior years that were recognized in 2006 under FAS 123R. Fair value is calculated as of the grant date using a Black-Sholes option-pricing model. The determination of the fair value of share-based payment awards made on the date of grant is affected by Access’ stock price as well as assumptions regarding a number of complex and subjective variables. Access’ assumptions in determining fair value are described in note 10 to Access’ audited financial statements for the year ended December 31, 2006, included in Access’ Annual Report on Form 10-KSB.

(4)
Amounts reported for fiscal years 2006 and 2005 consist of: (i) amounts Access contributed to its 401(k) Plan with respect to each named individual, (ii) amounts Access paid for group term life insurance for each named individual, and (iii) for Mr. Gray, premiums paid by Access each year for life insurance for Mr. Gray.

(5)	Amounts listed in 2006 and 2005 for Dr. Mazanet indicate compensation paid to her in connection with her services as Access’ Acting CEO commencing on May 11, 2005.
(6)
Amounts listed in 2005 for Mr. Gray indicate compensation paid to him in connection with his services as Access’ President and CEO through May 10, 2005. In addition to such amounts listed in the table above, Mr. Gray also received a total of $333,333 and $488,335 per the terms of his Separation Agreement in 2006 and 2005, respectively.

(7)	Phillip S. Wise became Access’ Vice President Business Development June 1, 2006.
(8)	Stephen R. Seiler became Access’ President and Chief Executive Officer effective January 1, 2007 and is not included in this table.

Employment Agreements

President and Chief Executive Officer

Access is a party to an employment arrangement with Stephen R. Seiler, who was named by the Board as Access’ President and Chief Executive Officer and director, effective as of January 4, 2007 (the "Effective Date"). Mr. Seiler is paid an annual salary of $350,000 and was granted stock options to purchase 500,000 shares of Common Stock with an exercise price equal to the closing price of Common Stock on the day preceding the Effective Date. Mr. Seiler's options vest 25% on January 4, 2008 and monthly thereafter over a 36 month period. The stock options are granted under Access’ 2005 Equity Incentive Plan and the 2007 Special Stock Option Plan. Mr. Seiler is entitled to similar employee benefits as Access’ other executive officers. Under certain circumstances relating to a change of control of Access, Mr. Seiler may be entitled to receive a payment equal to his annual salary, acceleration of options and extension of health care benefits.

Access is a party to an employment arrangement with Rosemary Mazanet, Access’ former Acting Chief Executive Officer. Dr. Mazanet reported directly to, and was subject to the direction of, the Board. Dr. Mazanet salary was set at $25,000 monthly. Dr. Mazanet was granted a non-qualified stock option of 6,000 shares of Common Stock, vesting over a six month period. In November 2005, Dr. Mazanet was also granted 50,000 options under Access’ 2005 Equity Incentive Plan. 14,000 options vested on grant, the rest vest upon attainment of preset milestones. Dr. Mazanet also received similar employee benefits as Access’ other executive officers, D&O insurance coverage and received a signing bonus of $30,000. The Board granted Dr. Mazanet an additional 200,000 options in 2006. Additionally, Dr. Mazanet was awarded a bonus of $100,000 in April 2007.

Senior Vice President

Access is a party to an employment agreement with David P. Nowotnik, Ph.D., Access’ Senior Vice President, Research and Development, which renews automatically for successive one-year periods, with the current term extending until November 16, 2007. Under this agreement, Dr. Nowotnik is currently entitled to receive an annual base salary of $253,620, subject to adjustment by the Board. Dr. Nowotnik is eligible to participate in all of Access’ employee benefit programs available to executives. Dr. Nowotnik is also eligible to receive:
•	a bonus payable in cash and Common Stock related to the attainment of reasonable performance goals specified by the Board;
•	stock options at the discretion of the Board;
•	long-term disability insurance to provide compensation equal to at least $60,000 annually; and
•	term life insurance coverage of $254,000.

Dr. Nowotnik is entitled to certain severance benefits in the event that Access terminates his employment without cause or if Dr. Nowotnik terminates his employment following a change of control. In the event that Access terminates the employment agreement for any reason, other than for cause, Dr. Nowotnik will receive his salary for six months. Access will also continue benefits for such period. In the event that Dr. Nowotnik's employment is terminated within six months following a change in control or by Dr. Nowotnik upon the occurrence of certain events following a change in control, Dr. Nowotnik will receive twelve months salary and his stock options will become immediately exercisable. Access will also continue payment of benefits for such period.

Vice President - Chief Financial Officer

Access is party to an employment agreement with Stephen B. Thompson, Access’ Vice President and Chief Financial Officer, which renews automatically for successive one-year periods. Mr. Thompson is entitled to an annual base salary of $154,080, subject to adjustment by the Board. The employment agreement also grants Mr. Thompson similar employee benefits as Access’ other executive officers. Mr. Thompson is also eligible to receive:
•	a bonus payable in cash and Common Stock related to the attainment of reasonable performance goals specified by the Board;
•	stock options at the discretion of the Board;
•	long-term disability insurance to provide compensation equal to at least $90,000 annually; and
•	term life insurance coverage of $155,000.

Mr. Thompson is entitled to certain severance benefits in the event that Access terminates his employment without cause or if Mr. Thompson terminates his employment following a change of control. In the event that Access terminates the employment agreement for any reason, other than cause, Mr. Thompson will receive salary for six months. Access will also continue benefits for such period. In the event that Mr. Thompson's employment is terminated within six months following a change of control or by Mr. Thompson upon the occurrence of certain events following a change in control, Mr. Thompson will receive twelve months salary and his stock options will become immediately exercisable. Access will also continue payment of benefits for such period.

2006 Equity Incentive Plan

Access’ board of directors adopted and Access’ stockholders approved Access’ 2005 Equity Incentive Plan in May 2005. As of December 31, 2006, options to purchase 802,672 shares of common stock were outstanding at a weighted average exercise price of $1.04 per share and 197,328 shares remained available for future grant.

Purpose. The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and directors of and advisers and consultants to the Company. The purpose of the proposed amendment is to provide the Company with additional capacity to award stock options to existing personnel and to attract qualified new employees, directors, advisers and consultants through grants of stock options.

Administration. The Plan is administered by the Compensation Committee. During 2006, the Compensation Committee was composed of four directors, Jeffrey B. Davis, Herbert H. McDade, Jr., J. Michael Flinn and Max Link. The Compensation Committee presently is composed of Jeffrey B. Davis, David P. Luci and Stephen B. Howell, MD. Subject to the provisions of the Plan, the Compensation Committee has discretion to determine when awards are made, which employees are granted awards, the number of shares subject to each award and all other relevant terms of the awards. The Compensation Committee also has broad discretion to construe and interpret the Plan and adopt rules and regulations thereunder. The Compensation Committee approved the 2007 Special Stock Option Plan and the grant of 450,000 options to Access’ new President and Chief Executive Officer in January 2007.

Eligibility. Awards may be granted to persons who are employees of Access whether or not officers or members of the Board and directors of or advisers or consultants to Access or of any of Access’ subsidiaries. No election by any such person is required to participate in the Plan.

Shares Subject to the Plan. The shares issued or to be issued under the Plan are shares of Common Stock, which may be newly issued shares or shares held in the treasury or acquired in the open market. Previously, no more than 1,000,000 shares could be issued under the Plan. The foregoing limit is subject to adjustment for stock dividends, stock splits or other changes in the Company’s capitalization.

Stock Options. The Compensation Committee in its discretion may issue stock options which qualify as incentive stock options under the Internal Revenue Code or non-qualified stock options. The Compensation Committee will determine the time or times when each stock option becomes exercisable, the period within which it remains exercisable and the price per share at which it is exercisable, provided that no incentive stock option shall be exercised more than 10 years after it is granted and no other options shall be exercised more than 10 years and one day after it is granted, and further provided that the exercise price of any incentive stock option shall not be less than the fair market value of the Common Stock on the date of grant. The closing price of the Common Stock on the OTC Bulletin Board on March 30, 2007 was $6.45 per share.

Payment for shares purchased upon exercise of an option must be made in full in cash or check, by payment through a broker in accordance with Regulation T of the Federal Reserve Board or by such other mode of payment as the Committee may approve, including payment in whole or in part in shares of the Common Stock, when the option is exercised. No option is transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, as defined by the Code or in Title I of the Employee Retirement Income Security Act of 1974, as amended.

Notwithstanding any other provision of the Plan, each non-employee director is also entitled to receive options to purchase 2,500 shares of Common Stock on the date of each annual meeting of stockholders and options to purchase 25,000 shares of Common Stock when he or she is first appointed as a director.

Tax Considerations. The following is a brief and general discussion of the federal income tax rules applicable to awards under the Plan. With respect to an incentive stock option, an employee will generally not be taxed at the time of grant or exercise, although exercise of an incentive option will give rise to an item of tax preference that may result in an alternative minimum tax. If the employee holds the shares acquired upon exercise of an incentive stock option until at least one year after issuance and two years after the option grant, he or she will have long-term capital gain (or loss) based on the difference between the amount realized on the sale or disposition and his or her option price. If these holding periods are not satisfied, then upon disposition of the shares the employee will recognize ordinary income equal, in general, to the excess of the fair market value of the shares at time of exercise over the option price, plus capital gain in respect of any additional appreciation. With respect to a non-qualified option, an employee will not be taxed at the time of grant; upon exercise, he or she will generally realize compensation income to the extent the then fair market value of the stock exceeds the option price. Access will generally have a tax deduction to the extent that, and at the time that, an employee realizes compensation income with respect to an award.

Any tax deductions Access may be entitled to in connection with awards under the Plan may be limited by the $1 million limitation under Section 162(m) of the Code on compensation paid to any of Access’ chief executive officer or other named officers. This limitation is further discussed in the Compensation Committee Discussion on Executive Compensation.

For purposes of this summary, Access has assumed that no award will be considered “deferred compensation” as that term is defined for purposes of the federal tax rules governing nonqualified deferred compensation arrangements, Section 409A of the Code, or, if any award were considered to any extent to constitute deferred compensation, its terms would comply with the requirements of that legislation (in general, by limiting any flexibility in the time of payment). For example, the award of a non-qualified stock option with an exercise price which is less than the market value of the stock covered by the option would constitute deferred compensation. If an award includes deferred compensation, and its terms do not comply with the requirements of these tax rules, then any deferred compensation component of the award will be taxable when it is earned and vested (even if not then payable) and the recipient will be subject to a 20% additional tax.

In all cases, recipients of awards should consult their tax advisors regarding the tax treatment of any awards received by them.

401(k) Plan

Access maintains a defined contribution employee retirement plan, or 401(k) plan, for Access’ employees. Access’ executive officers are also eligible to participate in the 401(k) plan on the same basis as Access’ other employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to the statutory limit, which is $15,500 for calendar year 2007. Participants who are 50 years or older can also make "catch-up" contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the plan, each participant is fully vested in his or her deferred salary contributions, including any matching contributions by us, when contributed. Participant contributions are held and invested by the participants in the plan's investment options. The plan also permits Access to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2006, Access matched 100% of participant contributions up to the first two percent of eligible compensation. Access matches participant contributions at the first four percent of eligible compensation in 2007.

Outstanding Equity Awards at December 31, 2006

The following table sets forth certain information regarding outstanding equity awards held by Access’ named executive officers at December 31, 2006.

Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date
Rosemary Mazanet(2)	50,000 39,796 6,000	150,000 10,204	-	0.63 5.45 12.50	08/17/06 11/02/05 05/11/05
Kerry P. Gray(3)	20,000 28,000 32,000 32,000 20,000 100,000 32,000 32,000	-	-	29.25 11.50 18.65 34.38 27.50 12.50 10.00 15.00	01/23/04 05/19/03 03/22/02 11/20/00 10/12/00 03/01/00 07/20/99 06/18/98
David P. Nowotnik, Ph.D.	25,000 3,167 3,646 6,854 10,000 10,000 10,000 10,000	75,000 4,833 1,354 146	-	0.63 11.60 29.25 10.10 18.65 12.50 10.00 15.00	08/17/06 05/23/05 01/23/04 01/30/03 03/22/02 03/01/00 07/20/99 11/16/98
Phillip S. Wise	25,000	75,000	-	0.63	08/17/06
Stephen B. Thompson	25,000 1,979 2,187 3,917 6,000 9,000 4,000 4,000	75,000 3,021 813 83	-	0.63 11.60 29.25 10.10 18.65 12.50 10.00 15.00	08/17/06 05/23/05 01/23/04 01/30/03 03/22/02 03/01/00 07/20/99 06/18/98

____________________

(1)	On December 31, 2006, the closing price of Access’ Common Stock as quoted on the OTC Bulletin Board was $2.80.

(2)	Options listed for Dr. Mazanet include options paid to her in connection with her services as Access’ Acting CEO commencing on May 11, 2005.

(3)	Options listed for Mr. Gray include options paid to him in connection with his services as Access’ President and CEO through May 10, 2005.

Board Committees

The Board established an Audit and Finance Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees of the Board acts pursuant to a separate written charter adopted by the Board. On February 8, 2007, the Board also established an Executive Committee consisting of Mr. Davis, Mr. Seiler and Dr. Ahn.

The Audit and Finance Committee is currently comprised of David P. Luci (chairman) and John J. Meakem, Jr. During 2006, the Audit and Finance Committee was composed of four directors, Max Link, Ph.D., Stuart M. Duty, John J. Meakem, Jr., and Jeffrey B. Davis. All of the current members of the Audit and Finance Committee are independent under applicable SEC and AMEX rules and regulations. During 2006 Dr. Link, Mr. Duty and Mr. Meakem were independent under applicable SEC and AMEX rules and regulations. The Board has determined that Mr. Luci, the chairman of the Audit and Finance Committee, is an “audit committee financial expert,” under applicable SEC rules and regulations. The Audit and Finance Committee’s responsibilities and duties are among other things to engage the independent auditors, review the audit fees, supervise matters relating to audit functions and review and set internal policies and procedure regarding audits, accounting and other financial controls.

The Compensation Committee is currently comprised of Jeffrey B. Davis (chairman), Mr. David P. Luci and Dr. Stephen B. Howell. Mr. Luci is independent under applicable AMEX rules and regulations and is a non-employee director under applicable SEC rules and “outside” under Internal Revenue Code Section 162(m). Mr. Davis and Mr. Howell are not independent applicable AMEX rules and regulations. During 2006, the Compensation Committee was composed of Herbert H. McDade, Jr., Jeffrey B. Davis, J. Michael Flinn and Stephen B. Howell, MD.

The Nominating and Corporate Governance Committee is currently comprised of John J. Meakem, Jr. (chairman), Mark Ahn, PhD and Mark J. Alvino. During 2006 Stuart M. Duty was also a member of the committee. Mr. Meakem and Mr. Ahn  are independent under applicable AMEX rules and regulations. Mr. Alvino is not independent under applicable AMEX rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential Board members, making recommendations to the full Board as to nominees for election to the Board, assessing the effectiveness of the Board and implementing Access’ corporate governance guidelines.

Compensation of Directors

Each director who is not also an Access employee receives a quarterly fee of $3,000 and $1,000 per quarter per committee (aggregate for all committees) in which he/she is a member. The Chairman of the Board is paid an additional $1,000 per quarter and the Chairman of each of the Audit and Finance and Compensation Committee is paid an additional $500 per quarter. Mr. Flinn was paid $183,000 in 2006 for serving as Chairman of the Board for 2005 and 2006. Each director will have $2,000 deducted from his or her fee if the director misses more than one Board meeting, and $1,000 deducted per committee meeting not attended. In addition, Access reimbursed each director, whether an employee or not, the expenses of attending Board and committee meetings. Each non-employee director is also entitled to receive options to purchase 2,500 shares of Common Stock on the date of each annual meeting of stockholders and options to purchase 25,000 shares of Common Stock when he/she is first appointed as a director.

Director Compensation Table - 2006

The table below represents the compensation paid to Access’ outside directors during the year ended December 31, 2006:

Name	Fees earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Mark J. Ahn, PhD (2)	4,000	7,592	-	11,592
Mark J. Alvino (3)	13,000	5,581	-	18,581
Esteban Cvitkovic, MD (8)	-	-	-	-
Jeffrey B. Davis (3)	16,650	5,581	-	22,231
Stuart M. Duty (4)	16,000	8,379	-	24,379
J. Michael Flinn (5)	17,525	15,411	183,333	216,269
Stephen B. Howell, MD (6)	12,000	6,137	-	18,137
David P. Luci (8)	-	-	-	-
Rosemary Mazanet, MD, PhD (9)	-	-	-	-
Max Link, PhD (7)	12,000	556	-	12,557
Herbert H. McDade, Jr. (6)	17,200	6,137	-	23,338
John J. Meakem, Jr. (4)	16,000	8,379	-	24,380

(1)
The value listed in the above table represents the fair value of the options recognized as expense under FAS 123R during 2006, including unvested options granted before 2006 and those granted in2006. Fair value is calculated as of the grant date using a Black-Sholes (“Black-Sholes”) option-pricing model. The determination of the fair value of share-based payment awards made on the date of grant is affected by Access’ stock price as well as assumptions regarding a number of complex and subjective variables. Access’ assumptions in determining fair value are described in note 10 to Access’ audited financial statements for the year ended December 31, 2006, included in Access’ Annual Report on Form 10-KSB.

(2)	Represents expense recognized in 2006 in respect of 25,000 options to purchase share based on a grant date fair value of $7,592.
(3)	Represents expense recognized in 2006 in respect of 25,000 options to purchase shares based on grant date fair value of $5,581.

(4)
Represents expense recognized in 2006 in respect of 25,000 options to purchase shares based on a grant date fair value of $5,581; 1,200 options to purchase shares based on a grant date fair value of $556; and 4,836 options to purchase shares based on a grant date fair value of $2,242.

(5)
Represents expense recognized in 2006 in respect of 25,000 options to purchase shares based on a grant date fair value of $5,581; 1,200 options to purchase shares based on a grant date fair value of $556; and 20,000 options to purchase shares based on a grant date fair value of $9,274.

(6)
Represents expense recognized in 2006 in respect of 25,000 options to purchase shares based on a grant date fair value of $5,581 and 1,200 options to purchase shares based on a grant date fair value of $556.

(7)	Represents expense recognized in 2006 in respect of 1,200 options to purchase shares based on grant date fair value of $556.
(8)	Dr. Cvitkovic and Mr. Luci became directors in 2007.
(9)	Dr. Mazanet was an inside director during 2006 and was not paid directors fees. She became an outside director in January 2007.

The following table summarizes the aggregate number of option awards held by each director at December 31, 2006. There were no outstanding stock awards held by any director at December 31, 2006:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Mark J. Ahn, PhD	-	25,000	-	0.85	09/01/16
Mark J. Alvino	-	25,000	-	0.63	08/17/16
Jeffrey B. Davis	-	25,000	-	0.63	08/17/16
Esteban Cvitkovic, MD (1)	-	-	-	-	-
Stuart M. Duty	2,500 4,836 1,200	25,000	-	0.63 12.40 3.15 3.15	08/17/16 5/12/15 2/05/16 2/05/16
J. Michael Flinn	2,000 2,000 1,000 2,000 2,000 2,500 2,500 2,500 1,200 20,000	25,000	-	0.63 15.00 10.00 17.81 23.05 14.05 11.50 28.50 12.40 3.15 3.15	08/17/16 06/18/08 07/20/09 06/26/10 05/21/11 05/20/12 05/19/13 05/19/14 05/12/15 02/05/16 02/05/16
Stephen B. Howell, MD (3)	417 1,000 2,000 2,000 2,500 2,500 2,500 1,200	25,000	-	0.63 15.00 17.81 23.05 14.05 11.50 28.50 12.40 3.15	08/17/16 06/18/08 06/26/10 05/21/11 05/20/12 05/19/13 05/19/14 05/12/15 02/05/16
David P. Luci (1)	-	-	-	-	-
Rosemary Mazanet, MD, PhD (2)			-
Max Link, PhD	1,200		-	0.63	08/17/16
Herbert H. McDade, Jr.	2,500 1,000 2,000 2,000 2,500 2,500 1,200	25,000	-	0.63 15.00 17.81 23.05 14.05 28.50 12.40 3.15	08/17/16 06/18/08 06/26/10 05/21/11 05/20/12 05/19/14 05/12/15 02/05/16

John J. Meakem, Jr.	4,000 2,000 2,500 2,500 2,500 4,836 1,200	25,000	-	0.63 20.25 14.05 11.50 28.50 12.40 3.15 3.15	08/17/16 02/16/11 05/20/12 05/19/13 05/19/14 05/12/15 02/05/16 02/05/16
____________________

(1)	Dr. Cvitkovic and Mr. Luci became directors in 2007.
(2)	Since Dr. Mazanet became an outside director in January 2007, her options are reported in the executive compensation tables.
(3)
Dr. Howell also has a warrant to purchase 3,000 shares of Access Common Stock at an exercise price of $15.00 per share, and a warrant to purchase 2,000 shares of Access Common Stock at an exercise price of $24.80 per share.

LEGAL PROCEEDINGS

Access is not currently subject to any material pending legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based solely upon information made available to Access, the following table sets forth certain information with respect to the beneficial ownership of Access’ Common Stock as of April 30, 2007 by (i) each person who is known by Access to beneficially own more than five percent of Access’ Common Stock; (ii) each of Access’ directors; (iii) each of Access’ named executive officers; and (iv) all Access’ executive officers and directors as a group. Beneficial ownership as reported in the following table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The address of each holder listed below, except as otherwise indicated, is c/o Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares(1)	% of Class
Jeffery B. Davis (2)	30,820	*
Rosemary Mazanet (3)	147,256	4.0%
Mark Ahn (4)	25,000	*
Mark J. Alvino (5)	80,525	2.2%
Stephen B. Howell, M.D. (6)	53,839	1.5%
John J. Meakem, Jr. (7)	53,536	1.5%
David P. Nowotnik, Ph.D. (8)	122,682	3.4%
Phillip S. Wise (9)	50,000	1.4%
Stephen B. Thompson (10)	91,521	2.5%
Larry N. Feinberg (11)	1,142,964	26.4%
Kerry P. Gray (12)	355,136	9.3%
SCO Capital Partners LLC (13)	4,682,040	57.0%
All Directors and Executive Officers as a group (consisting of 10 persons) (14)	655,180	14.8%

* - Less than 1%

(1)	Includes Access’ outstanding shares of Common Stock held plus all shares of Common Stock issuable upon exercise of options, warrants and other rights exercisable within 60 days of April 30, 2007.
(2)
Mr. Davis is President of SCO Securities LLC. His address is c/o SCO Capital Partners LLC, 1285 Avenue of the Americas, 35th Floor, New York, NY 10019. SCO Securities LLC and affiliates (SCO Capital Partners LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fischer, Mr. Davis and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 4,682,040 of Access’ Common Stock and 5,454,544 shares of Common Stock issuable to them upon conversion of notes. Mr. Davis disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any such shares other than 5,280 shares underlying warrants held directly by Mr. Davis. Includes presently exercisable options for the purchase of 25,000 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan.

(3)
Includes presently exercisable options for the purchase of 141,256 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan and 6,000 shares of Access’ Common Stock pursuant to the 1995 Stock Option Plan.

(4)	Includes presently exercisable options for the purchase of 25,000 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan.

(5)
Includes 55,525 shares of Common Stock underlying warrants held by Mr. Alvino. Mr. Alvino is Managing Director of SCO Securities LLC. His address is c/o SCO Capital Partners LLC, 1285 Avenue of the Americas, 35th Floor, New York, NY 10019. SCO Securities LLC and affiliates (SCO Capital Partners LLC, Beach Capital LLC, Lake End Capital LLC, Howard Fischer, Jeffrey B. Davis and Mr. Alvino) are known to beneficially own warrants to purchase an aggregate of 4,682,040 of Access’ Common Stock and 5,454,544 shares of Common Stock issuable to them upon conversion of notes. Mr. Alvino disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Does not include any such shares other than 55,525 shares underlying warrants held directly by Mr. Alvino. Includes presently exercisable options for the purchase of 25,000 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan.

(6)
Includes presently exercisable options for the purchase of 26,200 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan, 12,917 shares of Access’ Common Stock pursuant to the 1995 Stock Option Plan, a warrant to purchase 3,000 shares of Access’ Common Stock at an exercise price of $15.00 per share, and a warrant to purchase 2,000 shares of Access’ Common Stock at an exercise price of $24.80 per share.

(7)
Includes presently exercisable options for the purchase of 31,036 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan and 13,500 shares of Access’ Common Stock pursuant to the 1995 Stock Option Plan.

(8)
Includes presently exercisable options for the purchase of 50,000 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan and 55,167 shares of Access’ Common Stock pursuant to the 1995 Stock Option Plan.

(9)	Includes presently exercisable options for the purchase of 50,000 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan.
(10)
Includes presently exercisable options for the purchase of 50,000 shares of Access’ Common Stock pursuant to the 2005 Equity Incentive Plan and 32,000 shares of Access’ Common Stock pursuant to the 1995 Stock Option Plan.

(11)
Larry N. Feinberg is a partner in Oracle Partners, L.P. His address is c/o Oracle Partners, L.P., 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830. Oracle Partners, L.P. and affiliates (Oracle Institutional Partners, L.P., Oracle Investment Management, Inc., Sam Oracle Fund, Inc. and Mr. Feinberg) are known to beneficially own an aggregate of 339,964 shares of Access’ Common Stock and convertible notes which may convert into an aggregate of 803,000 shares of Access’ Common Stock.

(12)
Mr. Gray's address is 4939 Stony Ford Dr., Dallas, Texas 75287. Includes presently exercisable options for the purchase of 296,000 shares of Access’ Common Stock pursuant to the 1995 Stock Option Plan and the 2000 Special Stock Option Plan.

(13)
SCO Capital Partners LLC's address is 1285 Avenue of the Americas, 35th Floor, New York, NY 10019. SCO Capital Partners LLC and affiliates (Beach Capital LLC, Lake End Capital LLC, Howard Fisher, Jeffrey B. Davis and Mark J. Alvino) are known to beneficially own warrants to purchase an aggregate of 4,682,040 shares of Access’ Common Stock and 5,454,544 shares of Common Stock issuable to them upon conversion of notes. Each of Mr. Davis and Mr. Alvino, Access’ directors and executives with SCO Capital Partners LLC, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(14)	Does not include shares held by SCO Securities LLC and affiliates (other than shares underlying warrants held directly by Messrs. Davis and Alvino).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Access adopted its 2005 Equity Incentive Plan in May 2005, as amended, authorizing 1,675,000 shares under the plan. Access issued 977,672 options or rights under this plan as of June 6, 2007. The balance of the options outstanding as of June 6, 2007 is 697,328. Access adopted its 2001 Restricted Stock Plan in May 2001, authorizing 80,000 shares of its authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. Access issued 27,182 shares and 52,818 shares available for grant.

The following table sets forth information as of December 31, 2006 about shares of Common Stock outstanding and available for issuance under Access’ equity compensation plans existing as of such date.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders
2005 Equity Incentive Plan 1995 Stock Awards Plan 2001 Restricted Stock Plan	802,672 360,917 -	$ 1.04 $18.03 -	197,328 - 52,818

Equity compensation plans not approved by security holders
2000 Special Stock Option Plan	100,000	$12.50	-
Total	1,263,589	$ 6.80	250,146

The 2000 Special Stock Option Plan

The 2000 Special Stock Option Plan (the "Special Plan") was adopted by the Board in October 2000. The Special Plan is a non-stockholder approved plan (as permitted under NASD rules and regulations applicable at the time of adoption by the Board). The Special Plan is intended to be a broadly based plan within the meaning of NASD rules and regulations applicable at the time of adoption by the Board. The Special Plan is not intended to be an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The Special Plan allows for the issuance of up to 100,000 options to acquire Access’ stock all of which have been issued. The purpose of the Special Plan is to encourage ownership of Common Stock by employees, consultants, advisors and directors of Access and its affiliates and to provide additional incentive for them to promote the success of Access’ business. The Special Plan provides for the grant of non-qualified stock options to employees (including officers, directors, advisors and consultants). The Special Plan will expire in October 2010, unless earlier terminated by the Board. The options that have been granted expire June 30, 2007.

The 2007 Special Stock Option Plan

The 2007 Special Stock Option Plan (the "Plan") was adopted by the Board in January 2007. The Plan is not intended to be an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan allows for the issuance of up to 450,000 options to acquire Access’ stock all of which have been issued. The purpose of the Plan is to encourage ownership of Common Stock by employees, consultants, advisors and directors of Access and its affiliates and to provide additional incentive for them to promote the success of Access’ business. The Plan provides for the grant of non-qualified stock options to employees (including officers, directors, advisors and consultants). The Plan will expire in January 2017, unless earlier terminated by the Board. All of the options have been granted in the Plan in January 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the event SCO Capital Partners LLC (“SCO”) and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. During 2006 SCO and affiliates were paid $415,000 in fees relating to the issuance of convertible notes and were paid $131,000 in investor relations fees.

Dr. Howell, one of Access’ directors, also serves as a scientific consultant to Access pursuant to a consulting agreement that provides for a minimum of two days consulting during 2007 at a rate of $5,880 per month plus expenses. Dr. Howell received warrants to purchase 2,000 shares Access’ Common Stock at $24.80 per share that can be exercised until January 1, 2009; and warrants to purchase 3,000 shares of Access’ Common Stock at $15.00 per share that can be exercised until January 1, 2008. During 2006, Dr. Howell was paid $69,000 in consulting fees; during 2005, Dr. Howell was paid $79,000 in consulting fees; and during 2004 Dr. Howell was paid $58,000 in consulting fees. Dr. Howell’s agreement with Access expires March 1, 2008.

On January 20, 2006, the Board approved the payment of a fee of $140,000 to J. Michael Flinn, Access’ former Chairman of the Board, for services as Chairman of the Board for fiscal 2005. The $140,000 fee was paid on the completion of a financing. The Board also approved the grant of options to purchase 20,000 shares of Common Stock at an exercise price of $3.15 per share to J. Michael Flinn for services as Chairman of the Board. In May 2006, the Board also approved the payment of a fee of $43,333 to Mr. Flinn for services as Chairman of the Board for 2006. The Board also approved the grant of options to purchase 4,836 shares of Common Stock at an exercise price of $3.15 per share to Messrs. Duty and Meakem, members of the then existing Merger and Acquisitions Committee of the Board, for services in connection therewith. The Board also approved the grant of options to purchase 1,200 shares of Common Stock at an exercise price of $3.15 per share to each member of the Board, for services as members of the Board.

In August 2006, the Board approved the grant of options to purchase 25,000 shares of Common Stock at an exercise price of $0.63 per share to each member of the Board.

On October 12, 2000, the Board authorized a restricted stock purchase program. Under the program, Access’ executive officers were given the opportunity to purchase shares of Common Stock in an individually designated amount per participant determined by Access’ Compensation Committee. A total of 36,000 shares were purchased by such officers at $27.50 per share, the fair market value of the Common Stock on October 12, 2000, for an aggregate consideration of $990,000. The purchase price was paid through the participant’s delivery of a 50%-recourse promissory note payable to Access. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge to Access of the purchased shares. Access recorded the notes receivable of $990,000 from participants in this program as a reduction of equity in the Consolidated Balance Sheet. As of December 31, 2006, principal and interest on the notes was: Mr. Gray - $809,000; Dr. Nowotnik - $404,000; and Mr. Thompson - $243,000. In accordance with the Sarbanes-Oxley Act of 2002, Access no longer makes loans to its executive officers.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Access’ common stock has traded on the OTC Bulletin Board, or OTCBB, under the trading symbol ACCP since June 5, 2006. From February 1, 2006 until June 5, 2006 Access traded on the “Pink Sheets” under the trading symbol AKCA. From March 30, 2000 until January 31, 2006 Access traded on the American Stock Exchange, or AMEX, under the trading symbol AKC.

The following table sets forth, for the periods indicated, the high and low closing prices as reported by OTCBB, the Pink Sheets and AMEX for Access’ common stock for fiscal years 2006 and 2005, and for the first quarter of fiscal year 2007. The OTCBB and Pink Sheet quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

All per share information reflect a one for five reverse stock split effected June 5, 2006.

	Common Stock
	High	Low
Period Ended
First quarter March 31, 2007	$10.66	$2.50
To June 6, 2007	6.75	4.30

Fiscal Year Ended December 31, 2006
First quarter	$2.65	$0.80
Second quarter	1.50	0.10
Third quarter	1.30	0.45
Fourth quarter	3.00	1.05

Fiscal Year Ended December 31, 2005
First quarter	$18.30	$11.00
Second quarter	15.05	8.80
Third quarter	9.95	2.80
Fourth quarter	8.65	2.60

Holders

The number of record holders of Access common stock at June 6, 2007 was approximately 3,000. On June 6, 2007, the closing price for the common stock as quoted on the OTCBB was $5.20. There were 3,541,394 shares of common stock outstanding at June 6, 2007.

Options and Warrants

There are 4,826,517 outstanding warrants and 1,888,704 outstanding options to purchase Access’ common equity as of June 6, 2007.

Shares Eligible for Future Sales

Access issued 3,541,394 shares of its common stock as of June 6, 2007. Of these shares, all shares are unrestricted and held by non-affiliates, and are freely tradable without restriction under the Securities Act. These shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner or affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the number of shares of common stock then outstanding or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Access at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Dividends

Access never declared or paid any cash dividends on its preferred stock or common stock and Access does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of Access’ Board of Directors and will depend on its earnings, capital requirements and financial condition and other relevant facts. Access currently intends to retain all future earnings, if any, to finance the development and growth of its business.

DESCRIPTION OF SECURITIES

Access’ certificate of incorporation authorizes the issuance of 100,000,000 shares of its common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share, which may be issued in one or more series. As of June 6, 2007 there were 3,541,394 shares of Access’ common stock outstanding and held of record by approximately 5,900 stockholders, and there were no shares of its preferred stock outstanding.

Common Stock

Holders of Access’ common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have the right to vote cumulatively for the election of directors. This means that in the voting at Access’ annual meeting, each stockholder or his proxy, may multiply the number of his shares by the number of directors to be elected then cast the resulting total number of votes for a single nominee, or distribute such votes on the ballot among the nominees as desired. Holders of Access’ common stock are entitled to receive ratably such dividends, if any, as may be declared by Access’ Board of Directors out of funds legally available therefor, subject to any preferential dividend rights for Access’ outstanding preferred stock. Upon Access’ liquidation, dissolution or winding up, the holders of Access’ common stock are entitled to receive ratably Access’ net assets available after the payment of all debts and other liabilities and subject to the prior rights of any of Access’ outstanding preferred stock. Holders of Access’ common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Access’ common stock are, and the shares offered by the selling stockholders in this offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Access’ common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Access’ preferred stock which Access may designate and issue in the future.

Preferred Stock

Access’ Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights and terms of redemption of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control. The fact that Access’ board of directors has the right to issue preferred stock without stockholder approval could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by Access’ board of directors. Access has no present plans to issue any shares of preferred stock.

SCO Capital Partners LLC - Notes and Warrants

On December 6, 2006, Access entered into a secured note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $500,000 of 7.5% convertible notes now due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, Access entered into a secure note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $500,000 of 7.5% convertible notes now due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, Access entered into a secured note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $5,000,000 of 7.5% convertible notes now due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million after offering costs of approximately $500,000, which are being amortized to interest expense over the term of the debt. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

All the secured notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by the assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 74.1% of the voting securities of Access. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file and keep effective a registration statement timely as required by investor rights agreements.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs, Davis and Alvino were appointed to the Board of Directors.

Other Convertible Notes

One holder of $4 million worth of 7.7% convertible notes (Oracle Partners LP and related funds) has amended their notes to a new maturity date, initially to April 28 (and subsequently to June 12, 2007), with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, Access may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of Access. This modification resulted in Access recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date. At March 31, 2007, there is $100,000 of debt discount remaining.

Another noteholder, holding $5.5 million worth of 7.7% convertible notes has amended their note to a new maturity date, September 13, 2010 and elected to have the 2005 and 2006 interest of $880,000 to be paid on September 13, 2007 or earlier if Access receives $5.0 million of new funds. The delayed interest will earn interest at a rate of 10.0%.

Since Access’ inception, Access has devoted its resources primarily to fund its research and development programs. Access has been unprofitable since inception and to date has received limited revenues from the sale of products. Access cannot assure you that Access will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. Access expects to incur losses for the next several years as Access continues to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of March 31, 2007, Access’ accumulated deficit was $81,799,000.

Transfer Agent and Registrar

The transfer agent and registrar of Access’ common stock is American Stock Transfer & Trust Company, New York, New York.

Delaware Law and Certain Charter and By-Law Provisions

Certain anti-takeover provisions.

Access is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits certain publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which the person became an “interested stockholder”, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person or entity who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of Access’ voting stock. The statute contains provisions enabling Access to avoid the statute’s restrictions if the stockholders holding a majority of the Access’ voting stock approve its Certificate of Incorporation which provides that Access’ directors shall be divided into three classes, with the terms of each class to expire on different years.

In addition, Access’ Certificate of Incorporation, in order to combat “greenmail,” provides in general that any direct or indirect purchase by Access of any of Access’ voting stock or rights to acquire voting stock known to be beneficially owned by any person or group which holds more than five percent of a class of Access’ voting stock and which has owned the securities being purchased for less than two years must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of voting stock, subject to certain exceptions. The prohibition of “greenmail” may tend to discourage or foreclose certain acquisitions of Access’ securities which might temporarily increase the price of Access’ securities. Discouraging the acquisition of a large block of Access’ securities by an outside party may also have a potential negative effect on takeovers. Parties seeking control of Access through large acquisitions of its securities will not be able to resort to “greenmail” should their bid fail, thus making such a bid less attractive to persons seeking to initiate a takeover effort.

Elimination of Monetary Liability for Officers and Directors

Access’ Certificate of Incorporation incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a Director for violations of certain laws, including certain federal securities laws. Access’ Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. Access believes that these provisions will assist Access in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Access’ Certificate of Incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the General Corporation Law of Delaware. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. Access believes that these provisions will assist Access in attracting or retaining qualified individuals to serve as Access’ directors.

EXPERTS

The consolidated financial statements incorporated in this proxy statement/prospectus by reference to the Access Annual Report on Form 10-KSB for the year ended December 31, 2006 have been so incorporated in reliance on the report of Whitley Penn LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 included in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

None of the independent public registered accounting firms named above have any interest in the merger.

LEGAL MATTERS

Bingham McCutchen LLP has passed upon the validity of the shares of common stock offered hereby.

HOW TO GET MORE INFORMATION

Access filed with the Securities and Exchange Commission in Washington, DC, a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares Access is offering. Prior to the effective date of the registration statement, Access was subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Reference is hereby made to the registration statement and exhibits thereto for further information with respect to Access and the shares to which this prospectus relates. Copies of the registration statement and other information filed by with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, DC at 450 Fifth Street, NW, Washington, DC 20549. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as Access which filed electronically with the SEC at the following Internet address: (http:www.sec.gov).

Access files periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of Access’ periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

Investors Relations
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207
(214) 905-5100

Information contained on Access’ website is not a prospectus and does not constitute a part of this Prospectus.

You should rely only on the information contained in or incorporated by reference or provided in this Prospectus. Access has not authorized anyone else to provide you with different information. Access is not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with Access’ consolidated financial statements and related notes included in this Form S-4.

Overview

Access Pharmaceuticals, Inc. (“Access”) is a Delaware corporation. Access is an emerging biopharmaceutical company developing products for use in the treatment of cancer, the supportive care of cancer, and other disease states. Access’ product for the management of oral mucositis, MuGard™, received marketing clearance by the FDA as a device. Its lead clinical development program for the drug candidate ProLindac™ (formerly known as AP5346) is in Phase II clinical testing. Access also has advanced drug delivery technologies including Cobalamin™-mediated oral drug delivery and targeted delivery.

Together with its subsidiaries, Access has proprietary patents or rights to one technology approved for marketing and three drug delivery technology platforms:

•      MuGard™ (mucoadhesive liquid technology),
•      synthetic polymer targeted delivery,
•      Cobalamin-mediated oral delivery,
•      Cobalamin-mediated targeted delivery.

Products

Access has used its drug delivery technologies to develop the following products and product candidates:

ACCESS DRUG PORTFOLIO
Compound	Originator	Technology	Indication	Clinical Stage (1)
Cancer
MuGard™	Access	Mucoadhesive liquid	Mucositis	Marketing clearance received
ProLindacTM (Polymer Platinate, AP5346) (2)	Access - U London	Synthetic polymer	Cancer	Phase II
Oral Insulin	Access	Cobalamin	Diabetes	Pre-Clinical
Oral Delivery System	Access	Cobalamin	Various	Pre-Clinical
Cobalamin-Targeted Therapeutics	Access	Cobalamin	Anti-tumor	Pre-Clinical

(1)   For more information, see “Government Regulation” for description of clinical stages.

(2)   Licensed from the School of Pharmacy, The University of London. Subject to a 1% royalty and milestone payments on sales.

Approved Products

MuGard™ - Mucoadhesive Liquid Technology (MLT)

Mucositis is a debilitating condition involving extensive inflammation of mouth tissue that affects annually an estimated 400,000 cancer patients in the United States undergoing chemotherapy and radiation treatment. Any treatment that would accelerate healing and/or diminish the rate of appearance of mucositis would have a significant beneficial impact on the quality of life of these patients and may allow for more aggressive chemotherapy. Access believes the potential addressable market for a mucositis product could be over $1 billion world-wide.

Access’ MuGard™ is a viscous polymer solution which provides a coating for the oral cavity. MuGard™ is dispensed in a ready to use form. A multi-site, randomized clinical study was performed in the United States testing MuGard™ and MuGard™ containing an anti-inflammatory drug to determine the effect of these products on the prevention and treatment of mucositis. The data from this trial indicated that the patients using MuGard™ displayed a lower incidence of mucositis than is typically seen in the studied population with no additional benefit from the drug.

The data were retrospectively compared with two historical patient databases to evaluate the potential advantages MuGard™ may represent in the prevention, treatment and management of mucositis. The patient evaluation was conducted using the oral mucositis assessment scale, which qualifies the disease severity on a scale of 0-5. Key highlights of the comparison with the historical patient databases are as follows:

•      the average severity of the disease was reduced by approximately 40%;
•      the maximum intensity of the mucositis was approximately 35% lower; and
•      the median peak intensity was approximately 50% lower.

These data confirmed that fact that MuGard™ could represent an important advancement in the management and prevention of mucositis. On September 20, 2006, Access announced that it had submitted a Premarket Notification 510(k) application to the United States Food and Drug Administration (FDA) announcing Access’ intent to market MuGard™. On December 13, 2006, Access announced that it had received marketing clearance for MuGard™ from FDA for the indication of the management of oral wounds including mucositis, aphthous ulcers and traumatic ulcers.

Access is currently seeking marketing partners to market MuGard™ in the United States and in other territories worldwide.

Products in Development Status

ProLindac™ (Polymer Platinate, AP5346) DACH Platinum

Chemotherapy, surgery and radiation are the major components in the clinical management of cancer patients. Chemotherapy serves as the primary therapy for some solid tumors and metastases and is increasingly used as an adjunct to radiation and surgery to improve their effectiveness. For chemotherapeutic agents to be effective in treating cancer patients, however, the agent must reach the target cells in effective quantities with minimal toxicity in normal tissues.

The current optimal strategy for chemotherapy involves exposing patients to the most intensive cytotoxic regimens they can tolerate and clinicians attempt to design a combination of chemotherapeutic drugs, a dosing schedule and a method of administration to increase the probability that cancerous cells will be destroyed while minimizing the harm to healthy cells. Notwithstanding clinicians’ efforts, most current chemotherapeutic drugs have significant shortcomings that limit the efficacy of chemotherapy. For example, certain cancers are inherently unresponsive to chemotherapeutic agents. Alternatively, other cancers may initially respond, but subgroups of cancer cells acquire resistance to the drug during the course of therapy and the resistant cells may survive and cause a relapse. Serious toxicity, including bone marrow suppression, renal toxicity, neuropathy, or irreversible cardiotoxicity, are some of the limitations of current anti-cancer drugs that can prevent their administration in curative doses.

Oxaliplatin, a formulation of DACH platinum, is a chemotherapeutic which was initially approved in France and in Europe in 1999 for the treatment of colorectal cancer. It is now also being marketed in the United States and is generating worldwide sales in excess of $2 billion annually. Carboplatin and Cisplatin, two other approved platinum chemotherapy drugs, are not indicated for the treatment of metastatic colorectal cancer. Oxaliplatin, in combination with 5-flurouracil and folinic acid (known as the FOLFOX regime) is indicated for the first-line treatment of metastatic colorectal cancer in Europe and the U.S. The colorectal cancer market is a significant opportunity as there are over 940,000 reported new cases annually worldwide, increasing at a rate of approximately three percent per year, and 500,000 deaths.

Currently, platinum compounds are one of the largest selling categories of chemotherapeutic agents, with annual sales in excess of $3.0 billion. As is the case with all chemotherapeutic drugs, the use of such compounds is associated with serious systemic side effects. The drug development goal therefore is to enhance delivery of the active drug to the tumor and minimize the amount of active drug affecting normal organs in the body.

Utilizing a biocompatible water-soluble polymer HPMA as a drug carrier, Access’ drug candidate ProLindac™, links DACH platinum to a polymer in a manner which permits the selective release of active drug to the tumor by several mechanisms, including taking advantage of the differential pH in tumor tissue compared to healthy tissue. The polymer also capitalizes on the biological differences in the permeability of blood vessels at tumor sites versus normal tissue. In this way, tumor selective delivery and platinum release is achieved. The ability of ProLindac™ to inhibit tumor growth has been evaluated in more than ten preclinical models. Compared with the marketed product oxaliplatin, ProLindac™ showed either marked superiority or superiority in most of these models. Preclinical studies of the delivery of platinum to tumors in an animal model have shown that, compared with oxaliplatin at equitoxic doses, ProLindac™ delivers in excess of 16 times more platinum to the tumor. An analysis of tumor DNA, which is the main target for anti-cancer platinum agents, has shown that ProLindac™ delivers approximately 14 times more platinum to tumor DNA than oxaliplatin. Results from preclinical efficacy studies conducted in the B16 and other tumor models have also shown that ProLindac™ is superior to oxaliplatin in inhibiting the growth of tumors. An extensive preclinical package has been developed supporting the development of ProLindac™.

In 2005 Access completed a Phase I multi-center clinical study conducted in Europe, which enrolled 26 patients. The study was reported at the AACR-NCI-EORTC conference in Philadelphia in November 2005.  The European trial was designed to identify the maximum tolerated dose, dose limiting toxicities, the pharmacokinetics of the platinum in plasma and the possible anti-tumor activity of ProLindacTM. The open-label, non-randomized, dose-escalation Phase I study was performed at two European centers. ProLindacTM was administered as an intravenous infusion over one hour, once a week on days 1, 8 and 15 of each 28-day cycle to patients with solid progressive tumors. Access obtained results in 26 patients with a broad cross-section of tumor types, with doses ranging from 80-1,280 mg Pt/m2.

Of the 26 patients, 10 were not evaluable for tumor response, principally due to withdrawal from the study prior to completing the required cycle. Of the 16 evaluable patients, 2 demonstrated a partial response, 1 experienced a partial response based on a biomarker and 4 experienced stable disease. One of the patients who attained a partial response had a melanoma with lung metastasis; a CT scan revealed a tumor decrease of greater than 50%. The other patient who responded had ovarian cancer; she had a reduction in lymph node metastasis and remission of a liver metastasis. The patient who experienced a partial response based on a biomarker was an ovarian cancer patient for whom CA-125 levels returned to normal. Also of note, a patient with cisplatin resistant cervical cancer showed a short lasting significant reduction in lung metastasis after 3 doses. However, due to toxicity, the patient could not be retreated to determine whether the partial response could be maintained.

Access has commenced a European Phase II ProLindac™ trial in ovarian cancer patients who have relapsed after first line platinum therapy. The primary aim of the study is to the determine the response rate of ProLindacTM monotherapy in this patient population. The response rates for other platinum compounds in this indication are well known, and will be used for comparison.

Access has provided ProLindacTM to the Moores Cancer Center at the University of California, San Diego to conduct a Phase II clinical study in patients with head and neck cancer under a physician-sponsored IND. The primary aim of the study is to demonstrate the ability of the tumor-targeting polymer system to deliver more platinum to tumors than can be attained with oxaliplatin, the approved DACH platinum compound.

Access has submitted an IND application to the US Food and Drug Administration, and has received clearance from the agency to proceed with a Phase I clinical study of ProLindac in combination with fluorouracil and leucovorin. The study is designed to evaluate the safety of the ProLindac in combination with two standard drugs used to treat colorectal cancer and to establish a safe dose for Phase II clinical studies of this combination in colorectal cancer. Acess is currently evaluating whether clinical development of ProLindac in this indication might proceed more rapidly by utilizing an alternative clinical strategy and/or conducting studies in the US and/or elsewhere in the world.

Results of Operations

First Quarter 2007 Compared to First Quarter 2006

Total research spending for the first quarter of 2007 was $413,000, as compared to $756,000 for the same period in 2006, a decrease of $343,000. The decrease in expenses was primarily due to the following:
•
lower costs for product manufacturing for ProLindac™ ($247,000). Product manufacturing was completed early in 2006 which Access believes is adequate to supply drug product for all of Access’ current ovarian cancer trial;

•	lower costs of clinical trials for ProLindac™ ($137,000). Access incurred start-up costs for the clinical trial in early 2006; and
•	Other net decreases ($8,000).

The decrease in research spending is partially offset by higher salary and related cost due to the hiring of additional scientific staff ($49,000).

Total general and administrative expenses were $1,139,000 for the first quarter of 2007, an increase of $473,000 as compared to the same period in 2006. The increase in spending was due primarily to the following:

•	higher salary related expenses due to stock option expenses ($203,000);
•	higher investor relations expenses ($133,000) due to Access’ increased investor relations efforts;
•	increased salary and related expenses due to the hiring of a business development officer ($47,000);
•	higher franchise taxes ($34,000);
•	higher patent costs ($28,000); and
•	by other net increases ($28,000).

Depreciation and amortization was $75,000 for the first quarter of 2007 as compared to $77,000 for the same period in 2006 reflecting a decrease of $2,000. The decrease in depreciation and amortization was due to assets becoming fully depreciated.

Total operating expenses in the first quarter of 2007 were $1,627,000 as compared to total operating expenses of $1,499,000 for the same period in 2006 an increase of $128,000.

Interest and miscellaneous income was $35,000 for the first quarter of 2007 as compared to $92,000 for the same period in 2006, a decrease of $57,000. The decrease in interest income was due to accretion of the receivable due from Uluru that was recorded in 2006.

Interest and other expense was $2,535,000 for the first quarter of 2007 as compared to $1,299,000 the same period in 2006, an increase of $1,236,000. The increase in interest and other expense was due to amortization of the discount on the Oracle convertible notes and the amortization of the SCO notes.

In 2006 there was an unrealized loss on fair value of warrants of $2,150,000 due to the warrants issued to SCO and affiliates. Access changed its accounting for the warrants in the fourth quarter of 2006 and there are no unrealized losses or gains in 2007.

Net loss in the first quarter of 2007 was $4,127,000, or a $1.17 basic and diluted loss per common share, compared with a loss of $4,856,000, or a $1.38 basic and diluted loss per common share for the same period in 2006.

Comparison of Years Ended December 31, 2006 and 2005

Access’ total research spending for continuing operations for the year ended December 31, 2006 was $2,053,000, as compared to $2,783,000 in 2005, a decrease of $730,000. The decrease in expenses was the result of Phase II clinical trial start-up costs, including manufacturing costs for ProLindac™ in 2005 whereas 2006 costs were primarily clinical trial costs.

Access total general and administrative expenses were $2,813,000 for 2006, a decrease of $1,825,000 over 2005 expenses of $4,638,000, due to lower:

•	Salary expenses due to the separation agreement in 2005 with its former CEO ($909,000);

•	Professional fees for investment strategies and fairness opinions in 2005 ($397,000);

•	Legal fees ($313,000);

•	Patent and license fees ($194,000);

•	Rent ($113,000);

•	Compensation paid to Chairman in 2005 ($140,000) and

•	Other net decreases ($41,000).

The decrease in general and administrative expenses is offset partially by higher:

•	Salary related costs due to the expensing of stock options ($180,000); and

•	Investor/public relations fees ($102,000).

Depreciation and amortization was $309,000 in 2006 as compared to $333,000 in 2005, a decrease of $24,000 due to the lower depreciation expense.

In 2005 Access wrote off its goodwill of $1,868,000 following an impairment analysis.

Access’ loss from operations in 2006 was $5,175,000 as compared to a loss of $9,622,000 in 2005.

Interest and miscellaneous income was $294,000 for 2006 as compared to $100,000 for 2005, an increase of $194,000, relating to interest recognized on the Uluru receivable and higher cash balances in 2006 as compared with 2005.

Interest and other expense was $7,436,000 for 2006 as compared to $2,100,000 for the same period in 2005, an increase of $5,336,000. The increase was due to amortization of the discount of the Secured Convertible Notes and to amortization of the discount on the extension of a convertible note.

Access had $550,000 less $173,000 tax expense in 2006 in milestone revenues from its oral care assets that Access sold to Uluru, Inc. due to the amended 2005 Asset Sale Agreement. Access had no milestone revenues in 2005.

The Secured Convertible Notes include warrants and a conversion feature. Until September 30, 2006 Access accounted for the warrants and conversion feature as liabilities and recorded at fair value. From the date of issuance to September 30, 2006, the fair value of these instruments increased resulting in a net unrealized loss of $1.1 million. On October 1, 2006, Access adopted the provisions of Financial Accounting Standards Board Staff Position EITF No. 00-19-2, “Accounting for Registration Payment Arrangements” (EITF 00-19-2), which requires that contingent obligations to make future payments under a registration payment arrangement be recognized and measured separately in accordance with SFAS No. 5, “Accounting for Contingencies.” Under previous guidance, the fair value of the warrant was recorded as a current liability in Access’ balance sheet, due to a potential cash payment feature in the warrant. The current liability was marked-to-market at each quarter end, using the Black-Scholes option-pricing model, with the change being recorded to general and administrative expenses. Under the new guidance in EITF 00-19-2, as Access believes the likelihood of such a cash payment to not be probable, Access has not recognized a liability for such obligations. Accordingly, a cumulative-effect adjustment of $1.4 million was made as of October 1, 2006 to accumulated deficit, representing the difference between the initial value of this warrant and its fair value as of this date and recorded to equity.

Net loss for 2006 was $12,874,000, or $3.65 basic and diluted loss per common share compared with a loss of $1,700,000, or a $0.53 basic and diluted loss per common share, for 2005.

Comparison of Years Ended December 31, 2005 and 2004

Access’ total research spending for continuing operations for the year ended December 31, 2005 was $2,783,000, as compared to $2,335,000 in 2004, an increase of $448,000. The increase in expenses was the result of Phase II start-up costs including manufacturing and clinical costs for ProLindac™ clinical trials ($674,000) and other net costs ($20,000) offset by lower salary costs due to cutbacks in scientific staff ($246,000).

Access’ total general and administrative expenses were $4,638,000 for 2005, an increase of $1,439,000 over 2004 expenses of $3,199,000, due to:

•	Expenses due to the separation agreement with Access’ former CEO ($909,000);

•	Professional fees for investment banking and financing decisions ($397,000);

•	Higher legal fees due to changes in Access’ convertible debt and legal fees associated with merger candidates ($161,000); and

•	Royalty license fee ($150,000).

The increases in general and administrative expenses is offset by:

•	Lower investor relations costs ($90,000);

•	Lower patent expenses ($61,000); and

•	Lower net other increases ($27,000).

Depreciation and amortization was $333,000 in 2005 as compared to $469,000 in 2004, a decrease of $136,000 due to the impairment of a license which is no longer effective ($109,000) plus lower depreciation.

In addition Access wrote off its goodwill in 2005 of $1,868,000 following an impairment analysis.

Access’ loss from operations in 2005 was $9,622,000 as compared to a loss of $6,003,000 in 2004.

Interest and miscellaneous income was $100,000 for 2005 as compared to $226,000 for 2004, a decrease of $126,000, relating to interest income due to lower cash balances in 2005 as compared with 2004.

Interest and miscellaneous expense was $2,100,000 for 2005 as compared to $1,385,000 for the same period in 2004, an increase of $715,000. The increase was due to repayment of the secured convertible notes and contractually accelerated interest and penalty and due to amortization of the discount on the extension on of the convertible note.

Net loss for 2005 was $1,700,000, or a $0.53 basic and diluted loss per common share compared with a loss of $10,238,000, or a $3.38 basic and diluted loss per common share, for 2004.

Discontinued Operations

In October 2005 Access sold its oral/topical care business to Uluru, Inc. for a gain of $12,891,000 less $4,067,000 tax expense and Access closed down its Australian operations. The loss from its discontinued operations of its oral/topical care business and its Australian operation was $2,969,000.

Liquidity and Capital Resources

Access funded its operations primarily through private sales of common stock and convertible notes and its principal source of liquidity is cash and cash equivalents. Contract research payments, licensing fees and milestone payments from corporate alliances and mergers have also provided funding for operations. As of March 31, 2007 Access’ cash and cash equivalents and short-term investments were $3,083,000 and its net cash burn rate for the three months ending March 31, 2007 was approximately $435,000 per month. Access’ working capital deficit was $9,302,000. Access’ working capital at March 31, 2006 represented a decrease of $3,520,000 as compared to its working capital deficit as of December 31, 2006 of $5,782,000. Access’ working capital is negative reflecting approximately $10.9 million of debt that becomes due prior to March 31, 2008 and $899,000 of accrued interest payments accrued at March 31, 2007.

As of March 31, 2007, Access did not have enough capital to achieve its long-term goals.

Access does not have sufficient funds to repay its convertible notes at their maturity. Access may not be able to restructure the convertible notes or obtain additional financing to repay them on terms acceptable to Access, if at all. If Access raises additional funds by selling equity securities, the relative equity ownership of Access’ existing investors would be diluted and the new investors could obtain terms more favorable than previous investors. A failure to restructure its convertible notes or obtain additional funding to repay the convertible notes and support its working capital and operating requirements, could cause Access to be in default of its convertible notes and prevent Access from making expenditures that are needed to allow Access to maintain its operations. A failure to restructure its existing convertible notes or obtain necessary additional capital in the future could jeopardize its operations.

Access has generally incurred negative cash flows from operations since inception, and has expended, and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. Since inception, its expenses have significantly exceeded revenues, resulting in an accumulated deficit as of March 31, 2007 of $81,799,000. Access expects that its capital resources will be adequate to fund its current level of operations for just over six months, excluding any obligation to repay the convertible notes and the debt service on the convertible notes, which at this time Access does not have the ability to pay. Access cannot assure you that it will ever be able to generate significant product revenue or achieve or sustain profitability. Access currently does not have the cash resources to repay its debt obligations due in June and September 2007. Access plans to satisfy its obligations under the notes either through conversion of the notes into equity or through the sale of equity.

All shares and per share information reflect a one for five reverse stock split effected June 5, 2006.

SCO Capital Partners LLC - Notes and Warrants

On December 6, 2006, Access entered into a secured note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $500,000 of 7.5% convertible notes now due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to December 6, 2012.

On October 24, 2006, Access entered into a secure note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $500,000 of 7.5% convertible notes now due June 11, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to October 24, 2012.

On February 16, 2006, Access entered into a secured note and warrant purchase agreement pursuant to which Access sold and issued an aggregate of $5,000,000 of 7.5% convertible notes now due June 11, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million after offering costs of approximately $500,000, which are being amortized to interest expense over the term of the debt. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and its affiliates. Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012.

All the secured notes mature on June 11, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by the assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, it would own approximately 74.1% of the voting securities of Access. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file and keep effective a registration statement timely as required by investor rights agreements.

In connection with the sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants. SCO designated Jeffrey B. Davis and Mark J. Alvino to the Board of Directors, and on March 13, 2006 Messrs. Davis and Alvino were appointed to the Board of Directors.

Uluru, Inc. - Sale of Oral/Topical Care Assets

On December 8, 2006 Access amended its 2005 Asset Sale Agreement with Uluru, Inc. Access received from Uluru an upfront payment of $4.9 million at the time of the amendment, received an additional $350,000 on April 9, 2007 and in the future could receive potential milestones of up to $4.8 million based on Uluru sales. The amendment agreement included the anniversary payment due October 12, 2006, the early payment of the two year anniversary payment, and a payment in satisfaction of certain future milestones. Access also transferred to Uluru certain patent applications that Access had previously licensed to Uluru under the 2005 License Agreement. Under a new agreement, Access has acquired a license from Uluru to utilize the nanoparticle aggregate technology contained in the transferred patent applications for subcutaneous, intramuscular, intra-peritoneal and intra-tumoral drug delivery. Additionally, one future milestone was increased by $125,000.

Other Convertible Notes

One holder of $4 million worth of 7.7% convertible notes (Oracle Partners LP and related funds) has amended their notes to a new maturity date, initially to April 28 (and subsequently to June 12, 2007), with the conversion price being reduced from $27.50 per share to $5.00 per share. In addition, Access may cause a mandatory conversion of the notes into common stock if the common stock trades at a price of at least 1.5 times the conversion price for a minimum number of trading days. There is also a provision to allow for a minimum price for conversion in the event of a change of control of Access. This modification resulted in Access recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date. At March 31, 2007, there is $100,000 of debt discount remaining.

Another noteholder, holding $5.5 million worth of 7.7% convertible notes has amended their note to a new maturity date, September 13, 2010 and elected to have the 2005 and 2006 interest of $880,000 to be paid on September 13, 2007 or earlier if Access receives $5.0 million of new funds. The delayed interest will earn interest at a rate of 10.0%.

Since Access’ inception, Access has devoted its resources primarily to fund its research and development programs. Access has been unprofitable since inception and to date has received limited revenues from the sale of products. Access cannot assure you that Access will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. Access expects to incur losses for the next several years as Access continues to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. As of March 31, 2007, Access’ accumulated deficit was $81,799,000.

Cornell Capital Partners Standby Equity Distribution Agreement and Securities Purchase Agreement

On March 30, 2005 Access executed a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners. Under the SEDA, Access could issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which was defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by Access that it desires to access the SEDA. Further, Access agreed to pay Cornell Capital Partners 3.5% of the proceeds that Access receives under the Equity Line of Credit. The amount of each draw down was subject to a maximum amount of $1,000,000. The terms of the SEDA did not allow Access to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of Access’ outstanding shares of common stock. Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 146,500 shares of Access’ common stock. On the same date, Access entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction Access paid a one-time placement agent fee of 3,500 shares of common stock. The shares issued were valued at $500,000 and recorded as Debt issuance costs and such costs are amortized as the SEDA is accessed. As of December 31, 2006 Access accessed $600,000 of the SEDA and $20,000 of the debt issuance costs were charged to additional paid-in capital and $384,000 of the issuance costs have been charged to interest expense. The SEDA expired March 30, 2007.

In addition, on March 30, 2005, Access executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Debentures from Access (net proceeds to Access of $2,360,000). The Secured Convertible Debentures accrue interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible Debenture had not been converted to common stock. The Secured Convertible Debenture was convertible into Access’ common stock at the holder's option any time up to maturity at a conversion price equal to $20.00. The Secured Convertible Debentures were secured by all of the assets of Access. Access had the right to redeem the Secured Convertible Debentures upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, Access issued to the holders an aggregate of 50,000 shares of common stock of Access. The Secured Convertible Notes were paid in full on October 12, 2005 in conjunction with the sale of its oral care assets.

Access has generally incurred negative cash flows from operations since inception, and has expended, and expect to continue to expend in the future, substantial funds to complete its planned product development efforts. Since inception, Access’ expenses have significantly exceeded revenues, resulting in an accumulated deficit as of December 31, 2006 of $77,672,000. Access expects that its capital resources as of March 31, 2007, together with receivables will be adequate to fund its current level of operations for seven months, excluding any obligation to repay the convertible notes and the debt service on the convertible notes, which at this time Access does not have the ability to pay. Access cannot assure you that Access will ever be able to generate significant product revenue or achieve or sustain profitability. Access currently does not have the cash resources to repay its debt obligations due in March, April and September 2007. Either through conversion of its debt to equity or its financing plan through the sales of equity are expected to provide the resources to repay such notes.

Access plans to expend substantial funds to conduct research and development programs, preclinical studies and clinical trials of potential products, including research and development with respect to its acquired and developed technology. Access’ future capital requirements and adequacy of available funds will depend on many factors, including:

•	the successful development and commercialization of ProLindac™, MuGard™ and Access’ other product candidates;

•	the ability to convert, repay or restructure Access’ outstanding convertible notes and debentures;

•	the ability to merge with Somanta Pharmaceuticals, Inc. and integrate their assets and programs with Access’;

•	the ability to establish and maintain collaborative arrangements with corporate partners for the research, development and commercialization of products;

•	continued scientific progress in Access’ research and development programs;

•	the magnitude, scope and results of preclinical testing and clinical trials;

•	the costs involved in filing, prosecuting and enforcing patent claims;

•	the costs involved in conducting clinical trials;

•	competing technological developments;

•	the cost of manufacturing and scale-up;

•	the ability to establish and maintain effective commercialization arrangements and activities; and

•	successful regulatory filings.

Access has devoted substantially all of its efforts and resources to research and development conducted on its own behalf. The following table summarizes research and development spending by project category (in thousands), which spending includes, but is not limited to, payroll and personnel expense, lab supplies, preclinical expense, development cost, clinical trial expense, outside manufacturing expense and consulting expense:

(in thousands)	Twelve month ended		Inception to
	December 31		Date (1)
Project	2006	2005
Polymer Platinate (ProLindac™)	$2,043	$2,653	$19,654
Mucoadhesive Liquid Technology (MLT)	10	-	1,490
Others (2)	-	130	5,044
Total	$2,053	$2,783	$26,188

(1)	Cumulative spending from inception of Access or project through December 31, 2006.
(2)	The following projects are among the ones included in this line item: Vitamin Mediated Targeted Delivery, carbohydrate targeting, amlexanox cream and gel and other related projects.

Due to uncertainties and certain of the risk factors described above, including those relating to Access’ ability to successfully commercialize its drug candidates, its ability to obtain necessary additional capital to fund operations in the future, its ability to successfully manufacture its products and its product candidates in clinical quantities or for commercial purposes, government regulation to which Access is subject, the uncertainty associated with preclinical and clinical testing, intense competition that Access faces, market acceptance of its products and protection of its intellectual property, it is not possible to reliably predict future spending or time to completion by project or product category or the period in which material net cash inflows from significant projects are expected to commence. If Access is unable to timely complete a particular project, its research and development efforts could be delayed or reduced, Access’ business could suffer depending on the significance of the project and Access might need to raise additional capital to fund operations, as discussed in the risk factors above, including without limitation those relating to the uncertainty of the success of Access’ research and development activities and its ability to obtain necessary additional capital to fund operations in the future. As discussed in such risk factors, delays in Access’ research and development efforts and any inability to raise additional funds could cause Access to eliminate one or more of its research and development programs.

Access plans to continue its policy of investing any available funds in certificates of deposit, money market funds, government securities and investment-grade interest-bearing securities. Access does not invest in derivative financial instruments.

Critical Accounting Policies and Estimates

The preparation of Access’ consolidated financial statements in conformity with accounting principles generally accepted in the United State of America requires Access to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. In applying its accounting principles, Access must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As you might expect, the actual results or outcomes are often different than the estimated or assumed amounts. These differences are usually minor and are included in Access’consolidated financial statements as soon as they are known. Access’ estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Asset Impairment

On January 1, 2002, Access adopted SFAS 142, “Goodwill and Other Intangible Assets.” Upon adoption, Access performed a transitional impairment test on its recorded intangible assets that consisted primarily of acquisition related goodwill and license intangibles. Access also performed an annual impairment test in the fourth quarter of 2005. The analysis compared Access’ market capitalization with net asset value resulting in an impairment charge in 2005 of $1,868,000.

Access’ intangible assets at December 31, 2006 consist primarily of patents acquired in acquisitions and licenses which were recorded at fair value on the acquisition date. Access performs an impairment test on at least an annual basis or when indications of impairment exist. At December 31, 2006, Management believes no impairment of Access’ intangible assets exists.

Based on an assessment of Access’ accounting policies and underlying judgments and uncertainties affecting the application of those policies, Access believe that its consolidated financial statements provide a meaningful and fair perspective of Access. Access does not suggest that other general factors, such as those discussed elsewhere in this report, could not adversely impact its consolidated financial position, results of operations or cash flows. The impairment test involves judgment on the part of management as to the value of goodwill, licenses and intangibles.

Stock Based Compensation Expense

On January 1, 2006, Access adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), which requires the measurement and recognition of all share-based payment awards made to employees and directors including stock options based on estimated fair values. SFAS 123(R) supersedes Access’ previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange

Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). Access applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Access adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of Access’ 2006 fiscal year. Access’ consolidated financial statements for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, Access’ consolidated financial statements for prior periods have not been restated to include the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was approximately $248,000. Stock-based compensation expense which would have been recognized under the fair value based method would have been approximately $750,000 during the year ended December 31, 2005.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the company’s Statement of Operations. Prior to the adoption of SFAS 123(R), Access accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense for stock option grants was recognized because the exercise price of Access’ stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In 2005, Access did recognize stock compensation expense for restricted stock awards based on the fair value of the underlying stock on date of grant and this expense was amortized over the requisite service period. There were no restricted stock awards granted in 2006 and therefore no stock compensation expense is recognized in 2006 for these awards.

Stock-based compensation expense recognized in Access’ Statement of Operations for the first year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the Company’s Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures, which currently is nil. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In Access’ pro forma information required under SFAS 123 for periods prior to fiscal year 2006, forfeitures have been accounted for as they occurred.

Access uses the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under SFAS 123(R) in fiscal year 2006 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for Access’ pro forma information required under SFAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by Access’ stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Access is evaluating the potential impact of the implementation of SFAS 157 on its financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for Access as of January 1, 2007. Any differences between the amounts recognized in the balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Access is evaluating the potential impact of the implementation of FIN 48 on its financial position and results of operations.

Off-Balance Sheet Transactions

None

Contractual Obligations

Access’ contractual obligations as of December 31, 2006 are set forth below.

	Payment Due by Period
	Total	Less Than 1 Year	1-4 Years
Long-Term Debt Obligations	$16,395,000	$10,895,000	$5,500,000
Interest	2,422,000	1,151,000	1,271,000
Lease Obligations	135,000	92,000	43,000
Total	$18,952,000	$12,138,000	$6,814,000

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Access invests any excess cash in certificates of deposit, corporate securities with high quality ratings, and U.S. government securities. These investments are not held for trading or other speculative purposes. These financial investment securities all mature in 2007 and their estimated fair value approximates cost. Changes in interest rates affect the investment income Access earns on its investments and, therefore, impact Access’ cash flows and results of operations. A hypothetical 50 basis point decrease in interest rates would result in a decrease in annual interest income and a corresponding increase in net loss of approximately $2,000. The estimated effect assumes no changes in Access’ short-term investments from December 31, 2006. Access does not believe that Access is exposed to any market risks, as defined. Access is not exposed to risks for changes in commodity prices, or any other market risks.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Grant Thornton LLP ("Grant Thornton") was previously the principal accounts for Access. On September 15, 2006, Grant Thornton resigned as Access’ independent registered public accounting firm.

In connection with the audits of fiscal years ended December 31, 2005 and 2004 and the subsequent interim period through September 15, 2006, (i) there have been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement(s) in connection with its reports for such year, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K. However, as reported in Access’ Form 10-K for the year ended December 31, 2005, Grant Thornton has communicated to Access’ audit committee the existence of material weaknesses in Access’ system of internal control over financial reporting related to the inadequacy of staffing and a lack of segregation of duties.

Grant Thornton's reports did not contain an adverse opinion or disclaimer of opinion, but the 2005 report was modified to include an explanatory paragraph related to uncertainties about Access’ ability to continue as a going concern.

Effective September 20, 2006, the Audit Committee of the Board of Directors of Access Pharmaceuticals, Inc. (the “Company”) approved the engagement of Whitley Penn LLP (“Whitley Penn”) as its independent registered public accounting firm to audit Access’ financial statements for the year ended December 31, 2006. On October 2, 2006, Whitley Penn formally advised Access that it was accepting the position as Access’ independent registered public accounting firm for the year ending December 31, 2006.

During the years ended December 31, 2005 and 2004, and the interim period through October 2, 2006, Whitley Penn has not been engaged as an independent registered public accounting firm to audit either the financial statements of Access or any of its subsidiaries, nor has Access or anyone acting on its behalf consulted with Whitley Penn regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Access’ financial statements; or (ii) any matter that was the subject of a disagreement or reportable event as set forth in Item 304(a)(2)(ii) of Regulation S-K.

INDEX TO ACCESS FINANCIAL STATEMENTS

ACCESS PHARMACEUTICALS, INC. AND SUBSIDIARIES

December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Access Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Access Pharmaceuticals, Inc. and Subsidiaries, as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Pharmaceuticals, Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has had recurring losses from operations and a net working capital deficiency and accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, effective January 1, 2006. As discussed in Note 7 to the consolidated financial statements the Company adopted Financial Accounting Standards Board Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements”, effective October 1, 2006.

/s/ WHITLEY PENN LLP
Dallas, Texas
March 30, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and
Stockholders of Access Pharmaceuticals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Access Pharmaceuticals, Inc. (the “Company”), as of December 31, 2005, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Pharmaceuticals, Inc., as of December 31, 2005, and the results of their consolidated operations and their consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses in each of the two years in the period ended December 31, 2005 in the amounts of $1.7 million and $10.2 million, respectively; the Company’s total liabilities exceeded its assets by $4.2 million at December 31, 2005; and its operating cash flows were negative $7.3 million and negative $9.1 million for the years ended December 31, 2005 and 2004, respectively. These matters, and others described in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP
Dallas, Texas
April 25, 2006

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2006	December 31, 2005
Current assets
Cash and cash equivalents	$1,194,000	$349,000
Short term investments, at cost	3,195,000	125,000
Receivables	359,000	4,488,000
Prepaid expenses and other current assets	283,000	197,000
Total current assets	5,031,000	5,159,000

Property and equipment, net	212,000	300,000
Debt issuance costs, net	158,000	-
Patents, net	878,000	1,046,000
Licenses, net	25,000	75,000
Restricted cash and other assets	122,000	633,000
Total assets	$6,426,000	$7,213,000
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,226,000	$2,883,000
Accrued interest payable	581,000	652,000
Deferred revenues	173,000	173,000
Current portion long-term debt, net of discount $2,062,000 in 2006	8,833,000	106,000
Total current liabilities	10,813,000	3,814,000
Long-term debt, net of discount $1,879,000 in 2005	5,500,000	7,636,000
Total liabilities	16,313,000	11,450,000
Commitments and contingencies
Stockholders' deficit
Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding	-	-
Common stock - $.01 par value; authorized 100,000,000 shares; issued, 3,535,108 at December 31, 2006 and authorized 50,000,000 shares; issued 3,528,108 at December 31, 2005	35,000	35,000
Additional paid-in capital	68,799,000	62,942,000
Notes receivable from stockholders	(1,045,000)	(1,045,000)
Treasury stock, at cost - 163 shares	(4,000)	(4,000)
Accumulated deficit	(77,672,000)	(66,165,000)
Total stockholders' deficit	(9,887,000)	(4,237,000)
Total liabilities and stockholders' deficit	$6,426,000	$7,213,000

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
	2006	2005	2004
Expenses
Research and development	$2,053,000	$2,783,000	$2,335,000
General and administrative	2,813,000	4,638,000	3,199,000
Depreciation and amortization	309,000	333,000	469,000
Write off of goodwill	-	1,868,000	-
Total expenses	5,175,000	9,622,000	6,003,000

Loss from operations	(5,175,000)	(9,622,000)	(6,003,000)

Interest and miscellaneous income	294,000	100,000	226,000
Interest and other expense	(7,436,000)	(2,100,000)	(1,385,000)
Unrealized loss on fair value of warrants and beneficial conversion feature	(1,107,000)	-	-
	(8,249,000)	(2,000,000)	(1,159,000
Loss before discontinued operations and before tax benefit	(13,424,000)	(11,622,000)	(7,162,000)
Income tax benefit	173,000	4,067,000	-
Loss from continuing operations	(13,251,000)	(7,555,000)	(7,162,000)

DDiscontinued operations, net of taxes of $173,000 in 2006 and $4,067,000 in 2005	377,000	5,855,000	(3,076,000)
Net loss	$(12,874,000)	$(1,700,000)	$(10,238,000)

Basic and diluted loss per common share
Loss from continuing operations allocable to common stockholders	$(3.75)	$(2.34)	$(2.36)
Discontinued operations	0.11	1.81	(1.02)
Net loss allocable to common stockholders	$(3.65)	$(0.53)	$(3.38)

Weighted average basic and diluted common shares outstanding	3,531,934	3,237,488	3,032,451

Net loss	$(12,874,000)	$	(1,700,000)	$(10,238,000)
Other comprehensive loss Foreign currency translation adjustment	-		3,000	(17,000)
Comprehensive loss	$(12,874,000)		$(1,697,000)	$(10,255,000)

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
	Shares	Amount	Additional paid in capital	Notes receivable from stockholders	Unamortized value of restricted stock grants	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit
Balance, December 31, 2003	2,679,000	$ 27,000	$49,704,000	(1,045,000)	$(294,000)	$(4,000)	$14,000	$(54,227,000)
Common stock issued for cash, net of offering costs	359,000	4,000	9,012,000	-	-	-	-	-
Common stock issued for cash exercise of warrants and options	23,000	-	283,000	-	-	-	-	-
Common stock issued for cashless exercise of warrants	42,000	-	-	-	-	-	-	-
Issuance of restricted stock grants	2,000	-	135,000	-	(135,000)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(17,000)	-
Amortization of restricted stock grants	-	-	-	-	120,000	-	-	-
Net loss	-	-	-	-	-	-	-	(10,238,000)
Balance, December 31, 2004	3,105,000	31,000	59,134 000	(1,045,000)	(309,000)	(4,000)	(3,000)	(64,465,000)

Common stock issued, net of offering costs	237,000	2,000	1,119,000	-	-	-	-	-
Common stock issued for payment of interest	190,000	2,000	616,000	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	3,000	-
Discount on convertible note extension	-	-	2,109,000	-	-	-	-	-
Amortization and forfeiture of restricted stock grants	(4,000)	-	(36,000)	-	309,000	-	-	-
Net loss	-	-	-	-	-	-	-	(1,700,000)

Balance, December 31, 2005	3,528,000	35,000	62,942,000	(1,045,000)	-	(4,000)	-	(66,165,000)

Common stock issued for compensation	7,000	-	77,000	-	-	-	-	-
Warrants issued	-	-	100,000	-	-	-	-	-
Stock option compensation expense	-	-	248,000	-	-	-	-	-
Issuance of convertible debt with warrants	-	-	5,432,000	-	-	-	-	-
Cumulative effect of change in accounting principle	-	-	-	-	-	-	-	1,367,000
Net loss	-	-	-	-	-	-	-	(12,874,000)
Balance, December 31, 2006	3,535,000	$ 35,000	$ 68,799,000	(1,045,000)	$ -	$ (4,000)	$ -	$(77,672,000)

The accompanying notes are an integral part of these consolidated statements.

Access Pharmaceuticals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net loss	$(12,874,000)	$(1,700,000)	$(10,238,000)
Adjustments to reconcile net loss to net cash used
in operating activities:
Unrealized Loss	1,107,000	-	-
Loss on sale Australia assets	-	208,000	-
Impairment of investment	-	-	112,000
Write off of goodwill	-	1,868,000	-
Amortization of restricted stock grants	-	309,000	120,000
Stock option expense	248,000	-	-
Stock issued for compensation	77,000	42,000	-
Stock issued for interest	-	618,000	-
Depreciation and amortization	309,000	570,000	773,000
Amortization of debt costs and discounts	6,749, 000	695,000	183,000
Gain on sale of assets	(550,000)	(12,891,000)	-
Change in operating assets and liabilities:
Receivables	4,129,000	622,000	358,000
Inventory	-	104,000	60,000
Prepaid expenses and other current assets	14,000	817,000	(195,000)
Restricted cash and other assets	127,000	-	-
Accounts payable and accrued expenses	(1,657,000)	490,000	401,000
Accrued interest payable	363,000	341,000	-
Deferred revenues	-	606,000	15,000
Net cash used in operating activities	(1,958,000)	(7,301,000)	(8,411,000)

Cash flows from investing activities:
Capital expenditures	(3,000)	(28,000)	(221,000)
Proceeds from sale of equipment	-	355,000	-
Proceeds from sale of patents	-	974,000	-
Proceeds from sale of oral/topical care assets	550,000	7,391,000	-
Restricted cash and other assets		684,000	(666,000)
Redemptions of short-term investments
and certificates of deposit, net	(3,070,000)	361,000	1,374,000
Net cash provided by (used in) investing activities	(2,523,000)	9,717,000	487,000

Cash flows from financing activities:
Payments of notes payable	(106,000)	(407,000)	(310,000)
Payment of secured notes payable and convertible notes	-	(6,648,000)	-
Proceeds from secured notes payable	5,432,000	2,633,000	-
Proceeds from stock issuances, net of costs	-	577,000	9,299,000
Net cash provided by (used in) financing activities	5,326,000	(3,845,000)	8,989,000

Net increase (decrease) in cash and cash equivalents	845,000	(1,429,000)	1,065,000
Effect of exchange rate changes on cash and cash equivalents	-	3,000	(17,000)
Cash and cash equivalents at beginning of year	349,000	1,775,000	727,000
Cash and cash equivalents at end of year	$1,194,000	$349,000	$1,775,000

Cash paid for interest	$315,000	$445,000	$1,073,000

Supplemental disclosure of noncash transactions
Value of restricted stock grants	-	-	135,000
Assets acquired under capital leases	-	-	59,000
Common stock issued for SEDA and
Secured Convertible Notes	-	502,000	-
Discount on convertible note extension	-	2,109,000	-
Debt issuance costs	568,000
Accrued interest capitalized	433,000
Warrants issued per professional agreement of consulting services	100,000
Cumulative change of accounting principle	1,367,000
Issuance of convertible debt with warrants	5,432,000

The accompanying notes are an integral part of these consolidated statements.

 Access Pharmaceuticals, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three years ended December 31, 2006

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Pharmaceuticals, Inc. is an emerging pharmaceutical company engaged in the development of novel therapeutics for the treatment of cancer and supportive care of cancer patients. This development work is based primarily on the adaptation of existing therapeutic agents using the Company’s proprietary drug delivery technology. Our efforts have been principally devoted to research and development, resulting in significant losses since inception on February 24, 1988.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the financial statements of Access Pharmaceuticals, Inc. and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We tested intangible assets for impairment based on estimates of fair value. It is at least reasonably possible that the estimates used by us will be materially different from actual amounts. These differences could result in the impairment of all or a portion of our intangible assets, which could have a materially adverse effect on our results of operations.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. Cash and cash equivalents consist primarily of cash in banks, money market funds and short-term corporate securities. We invest any excess cash in government and corporate securities. All other investments are reported as short-term investments.

Short-term Investments

Short-term investments consist of certificates of deposit. All short term investments are classified as held to maturity. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to seven years. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are recognized in the accompanying consolidated statements of operations of the respective period.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Research and Development Expenses

Pursuant to SFAS No. 2, “Accounting for Research and Development Costs,” our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, preclinical, development cost, clinical trial expense, outside manufacturing and consulting. The cost of materials and equipment or facilities that are acquired for research and development activities and that have alternative future uses are capitalized when acquired.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, short-term investments and accounts payable approximates fair value due to the short maturity of these items. It is not practical to estimate the fair value of the Company’s long-term debt because quoted market prices do not exist and there were no available securities with similar terms to use as a basis to value our debt.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent their realization is in doubt.

Loss Per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all dilutive potential common shares outstanding during the year. Potential common shares result from stock options, vesting of restricted stock grants, convertible notes and warrants. However, for all years presented, all outstanding stock options, restricted stock grants, convertible notes and warrants are anti-dilutive due to the losses for the periods. Anti-dilutive common stock equivalents of 12,548,342; 1,730,135; and 1,114,122 were excluded from the loss per share computation for 2006, 2005 and 2004, respectively.

Restricted Cash

Restricted cash is cash that is or may be committed for a particular purpose. We had restricted cash in 2005 as collateral for a note payable of $103,000. The note was paid in full in 2006 and there is no restricted cash in 2006.

Intangible Assets

We expense internal patent and application costs as incurred because, even though we believe the patents and underlying processes have continuing value, the amount of future benefits to be derived therefrom are uncertain. Purchased patents are capitalized and amortized over the life of the patent. We recognize the purchase cost of licenses and amortize them over their estimated useful lives.

The Company operates in a single segment. In 2005, the Company wrote off its goodwill as determined by comparing the Company’s market capitalization with its net asset value resulting in an impairment charge of $1,868,000. In 2005, the Company sold one of its patents for $974,000 and the Company believes the fair value of the remaining patents based on discounted cash flow analysis exceeds the carry value.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Intangible assets consist of the following (in thousands):

	December 31, 2006		December 31, 2005		December 31, 2004
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Amortizable intangible assets
Patents	$1,680	$802	$1,680	$634	$3,179	$864
Licenses	500	475	500	425	500	375
Total	$2,180	$1,277	$2,180	$1,059	$3,679	$1,239

Amortization expense related to intangible assets totaled $218,000, $345,000 and $421,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The aggregate estimated amortization expense for intangible assets remaining as of December 31, 2006 is as follows (in thousands):

2007	$193
2008	168
2009	168
2010	168
2011	168
Thereafter	38

Total	$903

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), which requires the measurement and recognition of all share-based payment awards made to employees and directors including stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We applied the provisions of SAB 107 in its adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. Our consolidated financial statements for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to include the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was approximately $248,000. Stock-based compensation expense which would have been recognized under the fair value based method would have been approximately $750,000 during the year ended December 31, 2005.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the company’s Statement of Operations. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense for stock option grants was recognized because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In 2005, we did recognize stock compensation expense for restricted stock awards based on the fair value of the underlying stock on date of grant and this expense was amortized over the requisite service period. There were no restricted stock awards granted in 2006 and therefore no stock compensation expense is recognized in 2006.

Stock-based compensation expense recognized in our Statement of Operations for the first year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Stock-based compensation expense recognized in the Company’s Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest and has been reduced for estimated forfeitures, which currently is nil. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for periods prior to fiscal year 2006, forfeitures have been accounted for as they occurred.

We use the Black-Scholes option-pricing model (“Black-Scholes”) as its method of valuation under SFAS 123(R) in fiscal year 2006 and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Black-Scholes was also previously used for our pro forma information required under SFAS 123 for periods prior to fiscal year 2006. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes model is affected by our stock price as well as other assumptions. These assumptions include, but are not limited to the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

During 2006, 753,872 stock options were granted and 50,000 stock options were granted during 2005 under the 2005 Equity Incentive Plan. In addition, 49,700 stock options were granted during 2005 under the 1995 Stock Award Program. Assumptions for 2006 are:

•	127% - the expected volatility assumption was based upon a combination of historical stock price volatility measured on a twice a month basis and is a reasonable indicator of expected volatility.

•	4.85% (average) - the risk-free interest rate assumption is based upon U.S. Treasury bond interest rates appropriate for the term of the Company’s employee stock options.

•	None - the dividend yield assumption is based on our history and expectation of dividend payments.

•	1.6 years - the estimated expected term (average of 1.6 years) is based on employee exercise behavior.

At December 31, 2006, the balance of unearned stock-based compensation to be expensed in future periods related to unvested share-based awards, as adjusted for expected forfeitures, is approximately $360,000. The period over which the unearned stock-based compensation is expected to be recognized is approximately three years. We anticipate that we will grant additional share-based awards to employees in the future, which will increase our stock-based compensation expense by the additional unearned compensation resulting from these grants. The fair value of these grants is not included in the amount above, because the impact of these grants cannot be predicted at this time due to the dependence on the number of share-based payments granted. In addition, if factors change and different assumptions are used in the application of SFAS 123(R) in future periods, stock-based compensation expense recorded under SFAS 123(R) may differ significantly from what has been recorded in the current period.

Our Employee Stock Option Plans have been deemed compensatory in accordance with SFAS 123(R). Stock-based compensation relating to this plan was computed using the Black-Scholes model option-pricing formula with interest rates, volatility and dividend assumptions as of the respective grant dates of the purchase rights provided to employees under the plan. The weighted-average fair value of options existing under all plans during 2006 was $5.00.

The following table summarizes stock-based compensation in accordance with SFAS 123(R) for the year ended December 31, 2006, which was allocated as follows (in thousands):

Year ended December 31, 2006
Research and development	$68
General and administrative	180

Stock-based compensation expense included in operating expenses	248

Total stock-based compensation expense	248
Tax benefit	—

Stock-based compensation expense, net of tax	$248

The following table reflects net income and diluted earnings per share for the year ended December 31, 2006, compared with proforma information for the year ended December 31, 2005, had compensation cost been determined in accordance with the fair value-based method prescribed by SFAS 123(R).

(in thousands)	Year ended December 31,
		2006	2005
Net loss, as reported under APB 25 for the prior period (1)	$	N/A	$(1,700)
Add back stock based employee compensation expense in reported net loss, net of related tax effects		-	-
Subtract total stock-based compensation expense determined under fair value-based method for all awards, net of related tax effects(2)		(248)	(750)
Net loss including the effect of stock-based compensation expense(3)		$(12,874)	$(2,450)
Loss per share:
Basic and diluted, as reported for the prior period(1)		$(3.65)	$(0.53)
Basic and diluted, including the effect of stock-based compensation expense(3)		$(3.65)	$(0.76)

(1)	Net loss and loss per share for periods prior to year 2006 does not include stock-based compensation expense under SFAS 123 because the Company did not adopt the recognition provisions of SFAS 123.

(2)	Stock-based compensation expense for periods prior to year 2006 was calculated based on the pro forma application of SFAS 123.

(3)	Net loss and loss per share for periods prior to year 2006 represent pro forma information based on SFAS 123.

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS 123 and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Recent Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are evaluating the potential impact of the implementation of SFAS 157 on our financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for Access as of January 1, 2007. Any differences between the amounts recognized in the balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are evaluating the potential impact of the implementation of FIN 48 on our financial position and results of operations.

NOTE 2 - LIQUIDITY

The Company incurred significant losses from continuing operations of $13.4 million for the year ended December 31, 2006 and $7.6 million for the year ended December 31, 2005. Additionally, at December 31, 2006, we had negative working capital of $5.8 million. As of December 31, 2006, we did not have sufficient funds to repay our convertible notes at their maturity and support our working capital and operating requirements.

We do not have funds to pay our debt obligations which are due in March, April and September 2007 and will have to raise more funds or attempt to restructure the convertible notes.

SCO Capital Partners LLC Note and Warrant Purchase Agreement
On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO Capital Partners LLC (“SCO”) and affiliates.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates.

On February 16, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $5,000,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase an aggregate of 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million. The notes and warrants were sold in a private placement to a group of accredited investors led by SCO and affiliates.

All of the notes mature on March 31, 2007, are convertible into Access common stock at a fixed conversion rate of $1.10 per share, bear interest of 7.5% per annum and are secured by certain assets of Access. Each note may be converted at the option of the noteholder or Access under certain circumstances as set forth in the notes.

Each noteholder received a warrant to purchase a number of shares of common stock of Access equal to 75% of the total number shares of Access common stock into which such holder's note is convertible. Each warrant has an exercise price of $1.32 per share and is exercisable at any time prior to February 16, 2012, October 24, 2012 and December 6, 2012. In the event SCO and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access.

In connection with its sale and issuance of notes and warrants, Access entered into an investors rights agreement whereby it granted SCO the right to designate two individuals to serve on the Board of Directors of Access while the notes are outstanding, and also granted registration rights with respect to the shares of common stock of Access underlying the notes and warrants.

The Company believes that based on the funds available the Company will have the ability to pay its projected net cash burn rate of $750,000 per month for seven months. We will have to raise more funds to cover future months net cash burn rate and to pay our debt service or attempt to restructure the convertible notes.

NOTE 3 - RELATED PARTY TRANSACTIONS

Stephen B. Howell, M.D., a Director, receives payments for consulting services and reimbursement of direct expenses and has also received warrants for his consulting services. Dr. Howell’s payments for consulting services, expense reimbursements and warrants are as follows:

Year	Consulting Fees	Expense Reimbursement
2006	$69,000	$5,000
2005	79,000	5,000
2004	58,000	9,000

In the event SCO Capital Partners LLC (“SCO”) and its affiliates were to convert all of their notes and exercise all of their warrants, they would own approximately 74.1% of the voting securities of Access. During 2006 SCO and affiliates were paid $415,000 in fees for the convertible notes that Access issued and were paid $131,000 in investor relations fees.

See Note 9 for a discussion of our Restricted Stock Purchase Program.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:	December 31,
	2006	2005
Laboratory equipment	$1,090,000	$1,090,000
Laboratory and building improvements	167,000	167,000
Furniture and equipment	134,000	138,000
	1,391,000	1,395,000
Less accumulated depreciation and amortization	1,179,000	1,095,000
Net property and equipment	$212,000	$300,000

Depreciation and amortization on property and equipment was $91,000, $225,000, and $244,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5 - 401(k) PLAN

We have a tax-qualified employee savings and retirement plan (the “401(k) Plan”) covering all our employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,000 in 2006; $14,000 in 2005; and $13,000 in 2004) and to have the amount of such reduction contributed to the 401(k) Plan. We have a 401(k) matching program whereby we contribute for each dollar a participant contributes a like amount, with a maximum contribution of 2% of a participant’s earnings. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. At the direction of each participant, we invest the assets of the 401(k) Plan in any of 23 investment options. Company contributions under the 401(k) Plan were approximately $11,000 in 2006; $31,000 in 2005; and $46,000 in 2004.

NOTE 6 - DISCONTINUED OPERATIONS

In October 2005 we sold our oral/topical care business to Uluru, Inc. for up to $18.6 million. At the closing of this agreement we received $8.7 million. In addition, due to the Amended Asset Sale Agreement in December 2006, we received $4.9 million and an obligation to receive from Uluru $350,000 on April 8, 2007 for the first and second anniversary payments and settlement of certain milestones. We recorded $550,000 as revenue for the discontinued operations in 2006. Any contingent liabilities arise in the future relating to our former business could reduce future receipts. Additional payments of up to $4.8 million, as amended by the Amended Asset Sale Agreement may be made upon the achievement of certain additional sales milestones.

In September 2005 we closed our Australian laboratory and office, keeping the vitamin B12 technology.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” operating results for assets sold or held for sale are presented as discontinued operations for current and all prior years presented. In accordance with SFAS No. 144 the operating results of these assets, along with the gain on sale, have been presented in discontinued operations for all periods presented.

	2006	2005	2004
Revenues	$550,000	$781,000	$549,000

Expenses
Cost of product sales		(1,012,000)	(239,000)
Research and development		(2,501,000)	(3,082,000)
Depreciation		(237,000)	(304,000)
Total expenses	-	(3,750,000)	(3,625,000)

Income/loss from discontinued operations	550,000	(2,969,000)	(3,076,000)

Gain on sale of assets	-	12,891,000	-
Tax expense	(173,000)	(4,067,000)	-
Discontinued operations	$377,000	$5,855,000	$(3,076,000)

We previously had licenses for the oral/topical assets. These licenses were sold to Uluru, Inc. in October 2005. In the Asset Sale Agreement between us and Uluru certain refunds and receipts were incurred before the date of sale and were assigned to either us or to Uluru. We have $173,000 recorded as a deferred gain on the sale until such time as approvals are received.

NOTE 7 - DEBT

On September 20, 2000, we completed a $13.5 million convertible note offering. The offering was placed with three investors. One investor was repaid in 2005, $4,015,000. Our other convertible notes are due in two parts. The notes bear interest at 7.7% per annum with $733,000 of interest due annually on September 13th.

$4,015,000 due on April 28, 2007. This investor’s notes have a fixed conversion price of $5.00 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. Upon a change of control, this investor is not required to automatically convert the note unless the amount payable to the investor upon change of control, issuable upon conversion of the note equals or exceeds $7.50. If the notes are not converted we will have to repay the notes on the due dates. The investor’s notes were amended November 3, 2005 extending the term and adjusting the conversion price from $27.50 to $5.00 per common share. The amendment and modification resulted in us recording additional debt discount of $2.1 million, which will be accreted to interest expense to the revised maturity date. The interest due at December 31, 2006 was $92,000.

$5,500,000 due on September 13, 2010. This investor delayed his interest payment which was due in 2005 and 2006 until September 13, 2007 or earlier if the Company raises more than $5.0 million in funds. The capitalized interest was $880,000 and interest on the capitalized interest was $26,000 at December 31, 2006. The interest due on the convertible note was $126,000 at December 31, 2006. This note has a fixed conversion price of $27.50 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates.

$6,000,000 due on March 31, 2007. The notes were sold in February 2006 in a private placement to a group of accredited investors led by SCO Capital Partners LLC and affiliates. We entered into a note and purchase agreement to which we sold and issued an aggregate of $5 million of 7.5% convertible notes due March 31, 2007 and warrants to purchase 3,863,634 shares of common stock of Access. Net proceeds to Access were $4.5 million.

On October 24, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. On December 6, 2006, we entered into a note and warrant purchase agreement pursuant to which we sold and issued an aggregate of $500,000 of 7.5% convertible notes due March 31, 2007 and warrants to purchase 386,364 shares of common stock of Access. Net proceeds to Access were $450,000. Interest due at December 31, 2006 on all notes with SCO and affiliates was $336,000.

All these notes with SCO and affiliates have a fixed conversion price of $1.10 per share of common stock and may be converted by the note holder or us under certain circumstances as defined in the note. If the notes are not converted we will have to repay the notes on the due dates.

The Secured Convertible Notes include warrants and a conversion feature. Until September 30, 2006 we accounted for the warrants and conversion feature as liabilities and recorded at fair value. From the date of issuance to September 30, 2006, the fair value of these instruments increased resulting in a net unrealized loss of $1.1 million. On October 1, 2006, we adopted the provisions of EITF 00-19-2, “Accounting for Registration Payment Arrangements” (EITF 00-19-2), which requires that contingent obligations to make future payments under a registration payment arrangement be recognized and measured separately in accordance with SFAS No. 5, “Accounting for Contingencies.” Under previous guidance, the fair value of the warrant was recorded as a current liability in our balance sheet, due to a potential cash payment feature in the warrant. Access may be required to pay in cash, up to 2% per month, as defined, as liquidated damages for failure to file a registration statement timely as required by an investor rights agreement. The current liability was marked-to-market at each quarter end, using the Black-Scholes option-pricing model, with the change being recorded to general and administrative expenses. Under the new guidance in EITF 00-19-2, as we believe the likelihood of such a cash payment to not be probable, have not recognized a liability for such obligations. Accordingly, a cumulative-effect adjustment of $1.4 million was made as of October 1, 2006 to accumulated deficit, representing the difference between the initial value of this warrant and its fair value as of this date and recorded to equity.

Subsequent to the adoption of EITF 00-19-2 on October 1, 2006, the Company has accounted for the $6,000,000 notes under EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Instruments. The value of the warrants was valued using a Black-Scholes option-pricing model with the following assumptions with a weighted average volatility of 120%, expected life of 6 years, expected yield of 0% and risk free rate of 5.0%. At December 31, 2006, approximately $1.6M of debt discount related to the warrants and embedded conversion feature had not been amortized to interest expense. This will be amortized over the remaining life of the debt through March 31, 2007.

On September 20, 2001, we completed a $600,000 installment loan with a bank. The note was paid in full in 2006.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Future maturities of the note payable and other obligations are as follows:

Future Maturities	Debt
2007	10,895,000
2010	5,500,000

The debt of $4,015,000 is discounted and at December 31, 2006 is on the balance sheet as $3,559,000.
The debt of $6,000,000 is discounted and at December 31, 2006 is on the balance sheet as $4,394,000.

Operating Leases
At December 31, 2006, we have commitments under noncancelable operating leases for office and research and development facilities until December 31, 2007 totaling $75,000. Rent expense for the years ended December 31, 2006, 2005 and 2004 was $94,000, $168,000 and $166,000, respectively. We also have two other noncancelable operating leases - one lease for a fire alarm system totaling $12,000 ending in 2008 (expensing $7,000 in 2007 and $5,000 in 2008) and one lease for a copier totaling $48,000 ending in 2011 (with $9,600 expensed each year).

Legal
The Company is not currently subject to any material pending legal proceedings.

NOTE 9 - STOCKHOLDERS' EQUITY

Restricted Stock Purchase Program

On October 12, 2000, the Board of Directors authorized a Restricted Stock Purchase Program. Under the Program, the Company’s executive officers and corporate secretary were given the opportunity to purchase shares of common stock in an individually designated amount per participant determined by the Compensation Committee of the Board of Directors. A total of 38,000 shares were purchased under the Program by four eligible participants at $27.50 per share, the fair market value of the common stock on October 12, 2000, for an aggregate consideration of $1,045,000. The purchase price was paid through the participants’ delivery of a 50%-recourse promissory note payable to the Company for three executive officer participants and a full-recourse promissory note payable to the Company for one participant. Each note bears interest at 5.87% compounded semi-annually and has a maximum term of ten years. The notes are secured by a pledge of the purchased shares to the Company. The Company recorded the notes receivable from participants in this Program of $1,045,000 as a reduction of equity in the Consolidated Balance Sheet. Interest on the notes is neither being collected nor accrued. The stock granted under the Program is fully vested at December 31, 2006.

Warrants

There were warrants to purchase a total of 4,826,517 shares of common stock outstanding at December 31, 2006. All warrants were exercisable at December 31, 2006. The warrants had various prices and terms as follows:

Summary of Warrants	Outstanding	Exercise Price	Expiration Date
2006 convertible note (a)	3,863,634	$1.32	2/16/12
2006 convertible note (a)	386,364	1.32	10/24/12
2006 convertible note (a)	386,364	1.32	12/06/12
2006 investor relations advisor (b)	50,000	2.70	12/27/11
2004 offering (c)	89,461	35.50	2/24/09
2004 offering (c)	31,295	27.00	2/24/09
2003 financial advisor (d)	14,399	19.50	10/30/08
2002 scientific consultant (e)	2,000	24.80	2/01/09
2001 scientific consultant (f)	3,000	15.00	1/1/08
Total	4,826,517

a)
In connection with the convertible note offerings in 2006, warrants to purchase a total of 4,636,362 shares of common stock were issued. All of the warrants are exercisable immediately and expire six years from date of issue.

b)
During 2006, an investor relations advisor received warrants to purchase 50,000 shares of common stock at an exercise price of $2.70 per share at any time from December 27, 2006 until December 27, 2011, for investor relations consulting services to be rendered in 2007. All of the warrants were exercisable at December 31, 2006. The fair value of the warrants was $2.00 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 4.58%, expected volatility 138% and a term of 2.5 years.

c)
In connection with offering of common stock in 2004, warrants to purchase a total of 120,756 shares of common stock were issued. All of the warrants are exercisable and expire five years from date of issuance.

d)
During 2003, financial advisors received warrants to purchase 14,399 shares of common stock at any time until October 30, 2008, for financial consulting services rendered in 2003 and 2004. All the warrants are exercisable. The fair value of the warrants was $14.10 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 2.9%, expected volatility 92% and a term of 5 years.

e)
During 2002, a director who is also a scientific advisor received warrants to purchase 2,000 shares of common stock at an exercise price of $24.55 per share at any time until February 1, 2009, for scientific consulting services rendered in 2002. The fair value of the warrants was $18.50 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 3.90%, expected volatility 81% and a term of 7 years.

f)
During 2001, a director who is also a scientific advisor received warrants to purchase 3,000 shares of common stock at an exercise price of $15.00 per share at any time until January 1, 2008, for scientific consulting services rendered in 2001. The fair value of the warrants was $13.70 per share on the date of the grant using the Black-Scholes pricing model with the following assumptions: expected dividend yield 0.0%, risk-free interest rate 5.03%, expected volatility 118% and a term of 7 years.

2001 Restricted Stock Plan

We have a restricted stock plan, the 2001 Restricted Stock Plan, as amended, under which 80,000 shares of our authorized but unissued common stock were reserved for issuance to certain employees, directors, consultants and advisors. The restricted stock granted under the plan generally vests, 25% two years after the grant date with additional 25% vesting every anniversary date. All stock is vested after five years. At December 31, 2006 there were 27,182 shares issued and 52,818 shares available for grant under the 2001 Restricted Stock Plan.

NOTE 10 - STOCK OPTION PLANS

We have various stock-based employee compensation plans described below:

2005 Equity Incentive Plan

We have a stock awards plan, (the “2005 Equity Incentive Plan”), under which 1,000,000 shares of our authorized but unissued common stock were reserved for issuance to employees of, or consultants to, one or more of the Company and its affiliates, or to non-employee members of the Board or of any board of directors (or similar governing authority) of any affiliate of the Company. The 2005 Equity Incentive Plan replaced the previously approved stock option plan (the 1995 Stock Awards Plan").

For the 2005 Equity Incentive Plan, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2006: dividend yield of 0%; volatility of 127%; risk-free interest rate of 4.85%; and expected lives of 1.6 years. The weighted average fair value of options granted was $0.36 per share during 2006. The assumptions for grants in fiscal 2005 were: dividend yield of 0%; volatility of 113%; risk-free interest rate of 4.71%; and expected lives of four years. The weighted average fair value of options granted was $8.50 per share during 2005.

Summarized information for the 2005 Equity Incentive Plan is as follows:

		Weighted-
		average
		exercise
	Options	price
Outstanding options at January 1, 2005	-	$ -
Granted, fair value of $8.50 per share	50,000	5.45
Outstanding options at December 31, 2005	50,000	5.45

Granted, fair value of $ 0.36 per share	753,872	1.32
Forfeited	(1,200)	3.15
Outstanding options at December 31, 2006	802,672	1.04
Exercisable at December 31, 2005	14,000	5.45
Exercisable at December 31, 2006	204,718	2.00

The intrinsic value of options under this plan related to the outstanding and exercisable options were $1,554,000 and $281,000, respectively, at December 31, 2006.

Further information regarding options outstanding under the 2005 Equity Incentive Plan at December 31, 2006 is summarized below:

	Number of	Weighted average		Number of	Weighted aververage
	options	Remaining	Exercise	options	Remaining	Exercise
Range of excercise prices	outstanding	life in years	price	exerciseable	life in years	price

$0.63 - 0.85	717,000	9.6	$0.63	129,250	9.6	$0.63
$3.15 - 5.45	85,672	8.9	4.49	75,468	8.9	4.36
	802,672			204,718

2000 Special Stock Option Plan

On February 11, 2000 we adopted the 2000 Special Stock Option Plan and Agreement (the “Plan”). The Plan provides for the award of options to purchase 100,000 shares of the authorized but unissued shares of common stock of the Company. At December 31, 2006, there were no additional shares available for grant under the Plan.

Under the 2000 Special Stock Option Plan, 100,000 options were issued in 2000 and are outstanding at December 31, 2006. All of the options in the 2000 Special Stock Option Plan were exercisable at December 31, 2006, 2005 and 2004. All of the options expire on June 30, 2007 and have an exercise price of $12.50 per share.

1995 Stock Awards Plan

Under the 1995 Stock Awards Plan, as amended, 500,000 shares of our authorized but unissued common stock were reserved for issuance to optionees including officers, employees, and other individuals performing services for us. At December 31, 2006, there were no additional shares available for grant under the 1995 Stock Awards Plan. A total of 360,917 options were outstanding under this plan at December 31, 2006.

Options granted under all the plans generally vest ratably over a four to five year period and are generally exercisable over a ten-year period from the date of grant. Stock options were generally granted with an exercise price equal to the market value at the date of grant.

Under the 1995 Stock Awards Plan, the fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2005 and 2004, respectively: dividend yield of 0% for both periods; volatility of 104% and 41%; risk-free interest rates of 4.15% and 3.61%, respectively, and expected lives of four years for all periods. The weighted average fair values of options granted were $6.45 and $10.90 per share during 2005 and 2004, respectively.

Summarized information for the 1995 Stock Awards Plan is as follows:

		Weighted-
		average
		exercise
	Options	price

Outstanding options at January 1, 2004	410,725	$ 17.25
Granted, fair value of $10.90 per share	62,840	28.75
Exercised	(21,939)	11.90
Forfeited	(15,196)	21.05
Outstanding options at December 31, 2004	436,430	18.80

Granted, fair value of $6.45 per share	49,700	12.05
Forfeited	(55,859)	17.30
Outstanding options at December 31, 2005	430,271	18.20

Forfeited	(69,354)	19.12
Outstanding options at December 31, 2006	360,917	18.03

Exercisable at December 31, 2004	334,232	18.20
Exercisable at December 31, 2005	406,760	18.40
Exercisable at December 31, 2006	349,990	18.12

There was no intrinsic value related to outstanding or exercisable options under this plan at December 31, 2006.

Further information regarding options outstanding under the 1995 Stock Awards Plan at December 31, 2006 is summarized below:

Range of	Number of	Weighted average		Number of	Weighted average
exercise	shares	Remaining	Exercise	shares	Remaining	Exercise
prices	outstanding	life in years	price	exercisable	life in years	Price

$10.00 - 12.50	147,640	3.6	$11.15	139,032	3.3	$11.12
$14.05 - 18.65	112,717	1.9	16.61	112,717	1.9	16.61
$20.25 - 34.38	100,560	2.1	29.73	98,241	2.0	29.74

	360,917			349,990

NOTE 11 - INCOME TAXES

Income tax expense differs from the statutory amounts as follows:

	2006	2005	2004

Income taxes at U.S. statutory rate	$(4,378,000)	$(438,000)	$(3,442,000)
Change in valuation allowance	3,972,000	(2,051,000)	895,000
Change in miscellaneous items	(130,000)	397,000	598,000
Benefit of foreign losses not recognized	58,000	304,000	-
Expenses not deductible	240,000	738,000	7,000
Expiration of net operating loss and general
business credit carryforwards, net of revisions	238,000	1,050,000	1,942,000

Total tax expense	$-	$-	$-

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of our assets and liabilities. The temporary differences that give rise to deferred tax assets were as follows:

	December 31,
	2006	2005	2004
Deferred tax assets (liabilities)
Net operating loss carryforwards	$ 22,634,000	$ 20,261,000	$ 20,808,000
General business credit carryforwards	2,402,000	2,261,000	2,094,000
Deferred gain on sale of oral/topical care assets	-	(1,490,000)	-
Property, equipment and goodwill	46,000	78,000	259,000

Gross deferred tax assets	25,082,000	21,110,000	23,161,000
Valuation allowance	(25,082,000)	(21,110,000)	(23,161,000)

Net deferred taxes	$-	$-	$-

At December 31, 2006, we had approximately $66,569,000 of net operating loss carryforwards and approximately $2,402,000 of general business credit carryforwards. These carryforwards expire as follows:

	Net operating loss carryforwards	General business credit carryforwards
2007	$994,000	$26,000
2008	4,004,000	138,000
2009	1,661,000	185,000
2010	2,171,000	140,000
2011	4,488,000	13,000
Thereafter	53,251,000	1,900,000
	$66,569,000	$2,402,000

As a result of a merger on January 25, 1996, a change in control occurred for federal income tax purposes which limits the utilization of pre-merger net operating loss carryforwards of approximately $3,100,000 to approximately $530,000 per year.

NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Our results of operations by quarter for the years ended December 31, 2006 and 2005 were as follows (in thousands, except per share amounts):

	2006 Quarter Ended
	March 31	June 30	September 30	December 31
Loss from operations	$(4,856)	$(3,331)	$(2,015)	$(3,222)
Discontinued operations	-	-	-	550
Net loss	$(4,856)	$(3,331)	$(2,015)	$(2,672)
Basic and diluted income/loss per common share	$(1.38)	$(0.94)	$(0.57)	$(0.76)

	2005 Quarter Ended
	March 31	June 30	September30	December31
Loss from operations	$(1,616)	$(2,988)	$(1,612)	$(1,339)
Discontinued operations	(806)	(798)	(451)	7,910
Net loss/income	$(2,422)	$(3,786)	$(2,063)	$6,571
Basic and diluted loss per common share	$(0.78)	$(1.21)	$(0.65)	$2.11

NOTE 13 - SUBSEQUENT EVENTS (UNAUDITED)

On March 30, 2007, Access Pharmaceuticals, Inc. ("Access") and SCO Capital Partners LLC and affiliates ("SCO") agreed to extend the maturity date of an aggregate of $6,000,000 of 7.5% convertible notes to April 27, 2007 from March 31, 2007.

On February 21, 2007 we announced we had entered into a non-binding letter of intent to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of the non-binding letter of intent, upon consummation of the acquisition, Somanta’s preferred and common stockholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including the execution of a definitive Merger Agreement, receipt of necessary approvals as well as completion of our due diligence investigation. There can be no assurance that the transaction will be consummated or if consummated, that it will be on the terms described herein.

INDEX TO ACCESS UNAUDITED QUARTERLY FINANCIAL STATEMENTS

ACCESS PHARMACEUTICALS, INC. AND SUBSIDIARIES

March 30, 2007

Access Pharmaceuticals, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	March 31, 2007		December 31,2006
ASSETS	(unaudited)		(audited)
Current assets Cash and cash equivalents Short term investments, at cost Receivables Prepaid expenses and other current assets	$359,000 2,724,000 356,000 357,000		$1,194,000 3,195,000 359,000 283,000
Total current assets	3,796,000		5,031,000
Property and equipment, net	207,000		212,000
Debt issuance costs, net	-		158,000
Patents, net	836,000		878,000
Licenses, net	12,000		25,000
Other assets	25,000		122,000
Total assets	$4,876,000		$6,426,000
LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable and accrued expenses
Accrued interest payable
Deferred revenues
Current portion of long-term debt, net of discount $101,000 at
March 31, 2007 and $2,062,000 at December 31, 2006
	$1,232,000 899,000 173,000 10,794,000		$1,226,000 581,000 173,000 8,833,000
Total current liabilities	13,098,000		10,813,000
Long-term debt	5,500,000		5,500,000
Total liabilities	18,598,000		16,313,000
Commitments and contingencies	-		-
Stockholders' deficit Preferred stock - $.01 par value; authorized 2,000,000 shares; none issued or outstanding Common stock - $.01 par value; authorized 100,000,000 shares; issued, 3,535,358 at March 31, 2007 and 3,535,108 at December 31, 2006 Additional paid-in capital Notes receivable from stockholders Treasury stock, at cost - 163 shares Accumulated deficit	- 35,000 69,091,000 (1,045,000 (4,000 (81,799,000	) ) )	- 35,000 68,799,000 (1,045,000 (4,000 (77,672,000	) ) ) )
Total stockholders' deficit	(13,722,000)		(9,887,000)
Total liabilities and stockholders' deficit	$4,876,000		$6,426,000

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations
(unaudited)

	Three Months ended March 31,
	2007	2006
Expenses
Research and development	$413,000	$756,000
General and administrative	1,139,000	666,000
Depreciation and amortization	75,000	77,000
Total expenses	1,627,000	1,499,000

Loss from operations	(1,627,000)	(1,499,000)

Interest and miscellaneous income	35,000	92,000
Interest and other expense	(2,535,000)	(1,299,000)
Unrealized loss on fair value of warrants	- (2,500,000)	(2,150,000 (3,357,000	) )
Net loss	$(4,127,000)	$(4,856,000)

Basic and diluted loss per common share Net loss allocable to common stockholders	$(1.17)	$(1.38)

Weighted average basic and diluted common shares outstanding	3,535,197	3,528,831

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(unaudited)
	Three Months ended March 31,
	2007	2006
Cash flows from operating activities:
Net loss	$(4,127,000)	$(4,856,000)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	75,000	77,000
Stock option expense	292,000	95,000
Stock expense	-	23,000
Amortization of debt costs and discounts	2,215,000	986,000
Unrealized loss on fair value of warrants	-	2,150,000
Change in operating assets and liabilities:		-
Receivables	3,000	-
Prepaid expenses and other current assets	(74,000)	58,000
Other assets	1,000	35,000
Accounts payable and accrued expenses	6,000	(150,000)
Accrued interest payable	318,000	235,000
Net cash used in operating activities	(1,291,000)	(1,347,000)

Cash flows from investing activities:
Capital expenditures	(15,000)	-
Redemptions of short term investments and certificates of deposit	471,000	(34,000)
Net cash provided by (used in) investing activities	456,000	(34,000)

Cash flows from financing activities:
Payments of notes payable	-	(37,000)
Proceeds from secured convertible notes payable	-	4,532,000
Net cash provided by financing activities	-	4,495,000

Net (decrease) increase in cash and cash equivalents	(835,000)	3,114,000
Cash and cash equivalents at beginning of period	1,194,000	349,000
Cash and cash equivalents at end of period	$359,000	$3,463,000

Supplemental cash flow information:
Cash paid for interest	$2,000	$2,000

The accompanying notes are an integral part of these statements.

Access Pharmaceuticals, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
Three Months Ended March 31, 2007 and 2006
(unaudited)

(1) Interim Financial Statements

The consolidated balance sheet as of March 31, 2007 and the consolidated statements of operations and cash flows for the three months ended March 31, 2007 and 2006 were prepared by management without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, except as otherwise disclosed, necessary for the fair presentation of the financial position, results of operations, and changes in financial position for such periods, have been made. All share and per share information reflect a one for five reverse stock split effected on June 5, 2006.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these interim financial statements be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-KSB for the year ended December 31, 2006. The results of operations for the period ended March 31, 2007 are not necessarily indicative of the operating results which may be expected for a full year. The consolidated balance sheet as of December 31, 2006 contains financial information taken from the audited financial statements as of that date.

The report of our independent registered public accounting firm for the fiscal year ended December 31, 2006 contained a fourth explanatory paragraph to reflect its significant doubt about our ability to continue a going concern as a result of our history of losses and our liquidity position, as discussed herein and in this Form 10-QSB. If we are unable to obtain adequate capital funding in the future, we may not be able to continue as a going concern, which would have an adverse effect on our business and operations, and investors’ investment in us may decline.

(2) Intangible Assets

Intangible assets consist of the following (in thousands):

	March 31, 2007				December 31, 2006
	Gross carrying value		Accumulated amortization		Gross carrying value		Accumulated amortization
Amortizable intangible assets Patents Licenses Total	$ $	1,680 500 2,180	$ $	844 488 1,332	$ $	1,680 500 2,180	$ $	802 475 1,277

Amortization expense related to intangible assets totaled $55,000 for each of the three months ended March 31, 2007 and 2006. The aggregate estimated amortization expense for intangible assets remaining as of March 31 is as follows (in thousands):

2007	$138
2008	168
2009	168
2010	168
2011	168
Thereafter	38

Total	$848

(3) Liquidity

The Company incurred significant losses from continuing operations of $4.1 million for the quarter ended March 31, 2007, $13.3 million for the year ended December 31, 2006 and $7.6 million for the year ended December 31, 2005. Additionally, at March 31, 2007, our working capital deficit is $9,302,000. As of March 31, 2007, we did not have sufficient funds to repay our convertible notes at their maturity and support our working capital and operating requirements. Our current funds will allow us to support our working capital and operating requirements for six months. We do not have funds to pay the obligations which are due in June 2007 or September 2007 and will have to raise more funds and/or attempt to restructure the convertible notes.

(4)  Stock Based Compensation

For the first quarter, we recognized stock-based compensation expense of $292,000 in 2007 and $95,000 in 2006. For the first quarter, we granted 205,000 stock options at weighted average grant prices of $3.30, under the terms of our 2005 Equity Incentive Plan and 450,000 stock options at weighted average grant prices of $2.90, under the terms of our 2007 Special Stock Option Plan.

Our weighted average Black-Scholes fair value assumptions are as follows:

	3/31/07	3/31/06
Expected life	4.3 yrs.	2 yrs.
Risk free interest rate	4.66%	4.72%
Expected volatility(a)	137%	113%
Expected dividend yield	0.0%	0.0%

(a)	Reflects movements in our stock price over the most recent historical period equivalent to the expected life.

(5)  Income Taxes

In 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We adopted the provisions of FIN 48 as of the beginning of our 2007 fiscal year. There was no effect as a result of our adoption of FIN 48.

As of the beginning of our 2007 fiscal year, due to our cumulative net losses we do not have any reserves for income taxes because no taxes are due.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most probable outcome. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash. The resolution of a matter would be recognized as an adjustment to our provision for income taxes and our effective tax rate in the period of resolution.

(7) Debt
	March 31, 2007	December 31, 2006
Convertible note - Oracle and affiliates	$4,015,000	$4,015,000
Convertible note	5,500,000	5,500,000
Convertible note	880,000	880,000
	10,395,000	10,395,000
Discount	(101,000)	(456,000)
	10,294,000	9,939,000

Convertible note - SCO and affiliates	6,000,000	6,000,000
Discount	-	(1,606,000)
	6,000,000	4,394,000

Total	$16,294,000	$14,333,000

Short term	$10,794,000	$8,833,000
Long term	5,500,000	5,500,000
Total	$16,294,000	$14,333,000
(8) Subsequent Events

On April 26, 2007, Access and SCO Capital Partners LLC and affiliates (“SCO”) agreed to extend the maturity date of an aggregate principal amount of $6,000,000 of 7.5% convertible notes to June 11, 2007 from April 27, 2007. On April 30, 2007, Access and SCO and affiliates agreed to amend an Investor Rights Agreement to extend the required filing date of a registration statement to the earlier of the filing of a future registration statement in connection with a qualified financing or August 31, 2007.

On April 24, 2007, Access and Oracle Partners LP and affiliates (“Oracle”) agreed to extend the maturity date of an aggregate principal amount of $4,015,000 of 7.7% convertible notes to June 12, 2007 from April 28, 2007.

On April 19, 2007 we announced we had entered into an agreement to acquire Somanta Pharmaceuticals, Inc. Pursuant to the terms of the merger agreement, upon consummation of the acquisition, Somanta’s preferred and common shareholders would receive an aggregate of 1.5 million shares of Access’ common shares which would represent approximately 13% of the combined company assuming the conversion of Access’ existing convertible debt under existing terms of conversion. The closing of the transaction is subject to numerous conditions including receipt of necessary approvals including approval of Somanta shareholders. There can be no assurance that the transaction will be consummated or if consummated that it will be on the terms described herein.

INFORMATION ABOUT SOMANTA

DESCRIPTION OF BUSINESS

Overview

Somanta is a biopharmaceutical company engaged in the development of drugs primarily for the treatment of cancer. Somanta in-licenses substances designed for anti-cancer therapy in order to advance them along the regulatory and clinical pathway toward commercial approval. Somanta’s licenses are generally worldwide in scope and territory, with the exception of its license for Sodium Phenylbutyrate which is worldwide, excluding the U.S. and Canada. Somanta uses its expertise to manage and perform what Somanta believes are the most critical aspects of the drug development process which includes the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. Somanta concentrates on drug development and engages in a very limited way in drug discovery, avoiding the significant investment of time and financial resources that is generally required before a compound is identified and brought into clinical trials. Somanta intends to out-source clinical trials, pre-clinical testing and the manufacture of clinical materials to experienced and qualified third parties.

Somanta was originally incorporated in New Jersey in 1991 under the name PRS I, Inc. Somanta subsequently changed its name to Service Lube, Inc., then to Fianza Commercial Corp. and then to Hibshman Optical Corp. Neither PRS I, Inc., nor Service Lube, Inc., nor Fianza Commercial Corp., nor Hibshman Optical Corp., ever engaged in any active business.

On January 31, 2006, Somanta reincorporated into the State of Delaware under the name Somanta Pharmaceuticals, Inc. and acquired Somanta Incorporated through the merger of a wholly-owned subsidiary with and into Somanta Incorporated. Somanta Incorporated was formerly known as Bridge Oncology Products, Inc., which was formed on February 10, 2005. On August 22, 2005, Bridge Oncology Products, Inc., entered into a Share Exchange Agreement with Somanta Limited, a company organized under the laws of England pursuant to which Somanta Limited became a wholly-owned subsidiary of Bridge Oncology Products, Inc., and Bridge Oncology Products, Inc., changed its name to Somanta Incorporated. Somanta Limited was formed on April 19, 2001.

Prior to the date of the share exchange between Bridge Oncology Products, Inc., and Somanta Limited, each of Bridge Oncology Products, Inc., and Somanta Limited were engaged in a limited amount of business. Bridge Oncology Products, Inc., was formed in February 2005, and in February 2005, it entered into the Sodium Phenylbutyrate Co-development and Sub-license Agreement with Virium Pharmaceuticals, Inc., to develop Sodium Phenylbutyrate outside of  the U.S. and Canada for the treatment of cancer, autoimmune diseases and other clinical indications. It engaged in no other business during that period of time.

Although Somanta Limited was formed in April of 2001, its primary business prior to the date of the share exchange with Bridge Oncology Products, Inc., was to secure intellectual property rights to the various chemical entities that Somanta now desires to develop as product candidates. To that end, in November 2001, Somanta Limited entered into an Exclusive License Agreement with De Montfort University related to Somanta’s drug development candidate, Alchemix. In January 2002, Somanta Limited entered into an Exclusive Patent and Know-how License and Option Agreement with Immunodex, Inc. covering Somanta’s drug product candidates know as Phoenix and Angiolix. In October 2003, Somanta Limited entered into an agreement with the Cancer Research Institute of Contra Costa for the support of an academic human clinical trial for Phoenix. In March 2004, Somanta Limited entered into an Exclusive Patent and Know-how Assignment and License Agreement with the School of Pharmacy, University of London related to Somanta’s drug development candidate known as Prodrax. In March 2004, Somanta Limited entered into a Research and Development Agreement with The School of Pharmacy, University of London for the purpose of further developing Prodrax. In addition to securing the various intellectual property rights related to the agreements described above, in August of 2004, Somanta Limited also entered into a Research Collaboration and License Agreement with Advanced Cardiovascular Devices, LLC, pursuant to which Somanta Limited licensed Advanced Cardiovascular Devices, LLC, rights to Somanta’s drug development candidate, Alchemix, solely for use on drug eluting stents. In 2001 Somanta Limited entered into a shareholder and intellectual property rights agreement with Cypomics, Ltd. pursuant to which Somanta Limited was to fund a research and development program of Cypomics, Ltd. in exchange for a certain amount of capital stock of Cypomics, Ltd. However, neither party performed any of its obligations under the agreement and neither party is liable to the other party for any such failure to perform. In July 2005, this agreement was formally terminated.

Somanta’s current portfolio of product candidates in academic-investigator-sponsored clinical development includes a anti-cancer agents (a small molecule) targeting four different tumors and/or stages of cancer. Somanta has three additional product development candidates (two small molecules and a monoclonal antibody) in pre-clinical development targeting eleven different tumor types.

The following table sets forth the eleven types of cancer targeted by each of Somanta’s current product development candidates:

Sodium Phenylbutyrate	• Central nervous system cancers, particularly glioblastoma multiforme
• Myelodysplastic syndrome
• Acute leukemia
• Colon

Alchemix	• Central nervous system cancers
• Colon
• Non-small cell lung
• Ovarian
• Renal

Prodrax	• Lung
• Breast
• Ovarian
• Colon
• Pancreatic
• Esophageal

Angiolix	• Breast
• Colorectal

Somanta intends to license the rights to manufacture and market its product candidates to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuit of its business strategy. Somanta does not currently intend to manufacture or market products, although Somanta may if the opportunity is available on terms that are considered attractive, or Somanta may retain co-development rights to specific drugs.

Strategy

Somanta is principally focused on the development of drug candidates for the treatment of cancer. Somanta seeks to use its product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand.

The main elements of Somanta’s business strategy are described below:

Identification of Product Candidates. Somanta directly performs the scientific evaluation and market assessment of biopharmaceutical product candidates and research developments in scientific/academic institutions and other biopharmaceutical companies. As a part of this process, Somanta evaluates the related scientific research and pre-clinical and clinical research, if any, and the intellectual property rights in such products, with a view to determining the therapeutic and commercial potential of the product candidate.

In-Licensing. Upon identifying a promising product candidate, Somanta seeks to negotiate a license to the rights to such product from the holder of those rights, the developer or researcher. The terms of the licenses vary, but generally Somanta’s goal is to secure licenses that permit Somanta to engage in further development, clinical trials, intellectual property protection and further licensing of manufacturing and marketing rights to any resulting approved drug product. This process of securing license rights to drug products is commonly known as “in-licensing.”

Further Development. Upon in-licensing a product candidate, Somanta’s strategy is to apply its skills and expertise to progress the product candidate toward regulatory approval and commercial production and sale in major markets. These activities include implementing intellectual property protection and registration strategies, performing or having performed, pre-clinical research and testing, the formulating or reformulating of product candidates, making regulatory submissions, identifying appropriate third parties to conduct clinical trials, and undertaking the collection, collation and interpretation of clinical data and the submission of data to the relevant drug regulatory authorities in compliance with applicable protocols and standards.

Out-licensing. Somanta generally plans to further license manufacturing and marketing rights to its licensed product candidates to other pharmaceuticals companies. This is commonly known as “out-licensing.” Under Somanta’s business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product candidate. Somanta expects that out-licensing would result in licensing fees in addition to royalties on any sale of the resulting licensed product. Somanta believes this model is consistent with current biotechnology and pharmaceutical licensing practices. In addition, although out-licensing is Somanta’s primary strategy, Somanta may retain co-development or marketing rights to particular product candidates or territories. To date, Somanta has exclusively out-licensed one of its product candidates, Alchemix, for application in vascular diseases.

Somanta actively searches for new product opportunities using the relationships of its management and scientific advisory board, and Somanta continuously monitors the academic and biotechnology environment for cancer treatment developments.

In the last two fiscal years, Somanta has spent $1,021,923 on research and development activities. From May 1, 2005 to April 30, 2006, Somanta has spent $647,888 on research and development activities.

Cancer and Cancer Therapeutic Market

According to the International Agency for Research on Cancer of the World Health Organization, based on available data as of 2005, there were 10.9 million new cases of cancer worldwide, 6.7 million deaths, and 24.6 million persons who have been diagnosed with cancer in the previous five years. China has 20% of the world’s total of new cancer cases (2.2 million) and lung cancer is the most common cancer worldwide with 1.35 million new cases (12.4% of the total) and 1.18 million deaths (17.6% of the total).

In the U.S., the American Cancer Society estimates that for 2006 a total of 1.4 million new cases of cancer will occur and 565,000 deaths will occur from cancer. The most prevalent new cancers, which account for approximately 55% of all cancers, are:

Disease Site	Estimated New Cases
Prostate....................................................................................................................	235,000
Breast.......................................................................................................................	215,000
Lung and bronchus....................................................................................................	186,000
Colorectal.................................................................................................................	150,000
Total for All Sites:....................................................................................................	1,399,000

Bladder, ovarian, brain and oral cancers, as well as lymphoma, leukemia and melanoma account for a majority of the balance of cancer deaths.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer. In addition, although the reason is not clearly understood, current chemotherapeutic drugs are effective in only subpopulations of individuals with the same disease. Revenues in the global oncology market were reported by IMS Health to be approximately $35 billion in 2006 and are expected to grow to approximately $65 billion by 2010.

Numerous new approaches to cancer are in clinical trials. As targets become validated and technologies improve, research is beginning to yield therapeutic approaches that appear to be more effective than existing ones. Monoclonal antibodies were first described in 1978 and are now beginning to yield commercially viable therapeutic products. At the current time there are ten monoclonal antibodies approved in the U.S. for the treatment of cancer including, Avastin ®, Rituxan ®, Campath ®, Herceptin ®, Erbitux ®, Myelotarg ®, Bexxar ®, Zevalin ®, Vectibix ® and Lucentis ® and five in late stage cancer trials. A second approach to cancer treatment, therapeutic cancer vaccines, has been under development for many years. Finally, advances in chemotherapeutic drugs have increased their ability to overcome chemo resistance.

Regulatory Approval Process

Somanta’s ability to market and sell products that may result from the development of Somanta’s product candidates is dependent upon Somanta’s ability to obtain governmental approval of such products in the U.S. and elsewhere. The regulatory approval process is administered by the FDA in the U.S., by the European Medicines Evaluation Agency, or EMEA, in the European Union and by similar agencies in other countries. None of Somanta’s current product candidates have been approved for sale in the U.S. or any foreign market. The process of obtaining regulatory clearances or approvals is costly and time-consuming, and Somanta cannot predict how long the necessary clearances or approvals will take or whether Somanta will be successful in obtaining them.

Generally, all potential pharmaceutical products must successfully complete two major stages of development (pre-clinical and clinical testing) prior to receiving marketing approval by the applicable governing regulatory agency. In pre-clinical testing, potential compounds are tested both in vitro and in animal studies to gain important safety information prior to administration in humans. Knowledge is obtained regarding the effects of the compound on bodily functions as well as its absorption, distribution, metabolism and elimination.

Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which frequently begins with the initial introduction of the drug into healthy human subjects prior to introduction into patients, the compound is tested for safety and dosage tolerance. Phase II typically involves studies in a larger patient population to identify possible adverse effects and safety risks, to begin gathering preliminary efficacy data, and to investigate potential dose sizes and schedules. Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population that will represent the intended clinical indication that is being pursued. Each trial is conducted in accordance with current good clinical practice standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the Investigational New Drug, or IND, application. Further, an independent Institutional Review Board, or IRB, or ethics committee at each clinical center at which the study will be conducted must evaluate and approve each clinical study. The review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

Somanta cannot be certain that Somanta will successfully complete Phase I, Phase II, or Phase III testing of its product candidates within any specific time period, if at all. Furthermore, the FDA, the IRB, or Somanta may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Following completion of these studies, a New Drug Application, or NDA, must be submitted to and approved by the FDA in order to market the product in the U.S. The FDA conducts an initial review of each NDA submitted to assess whether it is acceptable for filing. The FDA may refuse to file the NDA and may request additional information. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the FDA accepts the NDA for filing, the agency begins an in-depth review of the NDA. The FDA has substantial discretion in the approval process and may disagree with Somanta’s interpretation of the data submitted in the NDA. The review process may be significantly extended by the FDA requests for additional information or clarification regarding information already provided. Also, as part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA’s response to the NDA will be in the form of an approval letter, or a non-approvable letter. Any response from the FDA that is not approval of the NDA may require Somanta to submit additional information, which may include additional clinical data. Even if the FDA approves the NDA, the agency may decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. The FDA may require post-approval studies, also known as Phase IV studies, to develop additional information regarding the product. In addition, the FDA requires post-approval adverse event reporting, and the agency has the power to require changes in labeling or to prevent further marketing of a product. The agency may also decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. If and when approval is obtained to market a product, the FDA’s regulations (or the applicable foreign agency’s) will then govern manufacturing and commercialization activities.

Satisfaction of the above FDA requirements or requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon Somanta’s activities. Somanta cannot be certain that the FDA or any other regulatory agency will grant approval for any of Somanta’s product candidates on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on Somanta’s business.

In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval. Somanta may incur significant costs to comply with these laws and regulations now or in the future.

For example, in order to gain marketing approval in the E.U., Somanta must submit a dossier to the relevant authority for review, which is known in the E.U. as a Marketing Authorization Application (“MAA”) and is submitted to the European Medicines Evaluation Agency in Europe. The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the non-clinical and clinical data.

Approval can take several months to several years, or can be denied. The approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. The regulatory authorities may conduct an inspection of relevant facilities and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects, or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for any additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect the marketability of a product.

Failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. Renewals in Europe may require additional data, which may result in a license being withdrawn. In the E.U., regulators have the authority to revoke, suspend or withdraw approvals of previously approved products, to prevent companies and individuals from participating in the drug approval process, to request recalls, to seize violative products and to obtain injunctions to close manufacturing plants not operating in conformity with regulatory requirements and to stop shipments of violative products.

The MAA review and approval process typically takes one to several years for approval, rejection, or approval subject to completion of additional requirements imposed on the corporation by the regulatory agencies at the time of review completion.

Products in Academic Investigator-Sponsored Clinical Development

Sodium Phenylbutyrate
Overview. Sodium Phenylbutyrate, or PB, is a small molecule that was previously approved by the FDA for sale as a treatment for a rare genetic disorder in infants known as hyperuremia. PB has a number of additional mechanisms of action, including the inhibition of histone deacetylase. Histone deacetylase is a class of enzymes that remove acetyl groups from the amino acids in DNA. The inhibition of histone deacetylase allows the body’s cancer suppressing genes to work as intended. In addition, PB is not toxic to cells. These characteristics make PB a good candidate to become a chemopotentiator. A chemopotentiator is a substance that enhances the activity of a chemotherapeutic agent. As a result, PB is designed to be administered in conjunction with radiation and chemotherapy.

In-License for PB. In February 2005, Somanta entered into a Phenylbutyrate Co-development and Sublicense Agreement with Virium Pharmaceuticals, Inc., pursuant to which Virium granted Somanta an exclusive, worldwide sublicense to PB, excluding the U.S. and Canada, for the treatment of cancer, autoimmune diseases and other clinical indications. Somanta paid Virium a license fee of $50,000. Virium has retained all rights with respect to PB inside the U.S. and Canada. Note that Somanta’s single largest stockholder, SCO Capital Partners, LLC, is also the single largest stockholder of Virium Pharmaceuticals, Inc.

Virium is also a party to a sublicense agreement with VectraMed, Inc. for the rights to develop and commercialize PB worldwide for the treatment of cancer, autoimmune diseases and other clinical indications. VectraMed obtained its rights to the product under an Exclusive Patent License Agreement dated May 25, 1995 with the U.S. Public Health Service, representing the National Institutes of Health. VectraMed subsequently assigned all its rights to PB to Virium pursuant to a novation agreement dated May 10, 2005.

Pursuant to Somanta’s agreement with Virium, Somanta is responsible for the conduct of clinical trials and patent prosecution related to PB outside of the U.S. and Canada. The Virium agreement also requires Somanta to pay Virium a royalty on the sales of PB products until such time as the patents covering such products expire. These patents expire at various times between 2011 and 2016. Somanta’s agreement with Virium expires upon the expiration of the last to expire of these patents in 2016.

 Somanta’s agreement with Virium does not fully comply with the sublicensing requirements set forth in Virium’s agreement with the National Institutes of Health because it does not expressly incorporate by reference all of the relevant sections of Virium’s license with NIH. Somanta is currently seeking to amend its agreement with Virium to bring it into full compliance with such sublicensing requirements and to permit Somanta to become a direct licensee of the NIH, should Virium default on its license with the NIH.

On October 20, 2006, NIH conditionally consented to the sublicense to Somanta. However, the NIH conditions include an amendment to the Virium license to reflect an updated Virium development plan and milestones, the payment of $216,971 in past due patent expenses and the payment of a $5,000 sublicense royalty. Based on the information provided by NIH, it appears that about $200,000 relates to foreign patent expenses for calendar 2005 which would be Somanta ‘s responsibility under its license agreement with Virium. Of that amount, approximately $12,000 relates to foreign patent maintenance fees and $197,000 largely relates to foreign patent legal expenses. Somanta accrued approximately $38,700 as patent annuity and legal expense for the year ended April 30, 2007. Virium advised Somanta that they satisfied two of the three conditions to obtaining final NIH approval for Somanta’s sublicense. Virium is in the process of negotiating an installment payment plan with respect to the past due patent expenses.

On December 6, 2006, Somanta signed a letter of intent (LOI) pertaining to a license and collaboration agreement with Virium covering all formulations or drug combinations where Phenylbutyrate is an active ingredient. Pursuant to the LOI, in addition to current worldwide rights, excluding North America, involving the current formulation of Phenylbutyrate, Somanta would obtain a participation in any revenue or royalties derived from sales in the U.S. and Canada. In return, Somanta would grant Virium a reciprocal participation in Europe. In the rest of the world, Somanta and Virium would share revenues and royalties equally. The LOI’s terms provide that both companies will, among other things, share data and jointly undertake the necessary pre-clinical and clinical studies, seek regulatory approvals and file for patent protection in all territories. It also provides for the formation of a joint development committee to oversee all aspects of the development and commercialization of Phenylbutyrate. Completion of the transaction contemplated by the LOI remains subject to the negotiation and execution of a definitive agreement.

Clinical Status To date, Somanta has not been involved in any capacity in the conduct of any clinical trial related to PB.

Rationale. Somanta believes that PB may be a candidate to become a biological-response modifier that acts as a dose-dependent inhibitor of cancer cell proliferation, migration, and invasiveness, possibly by inhibition of urokinase and c-myc pathways, which means that it inhibits the protease activity that irreversibly induces programmed cell death. In addition, Somanta believes that PB shows potential for the treatment of malignant gliomas, which are cancers of the brain.

Competitive Position. Somanta is aware of numerous products in development for brain cancers. Somanta is aware of several products being developed by academic and commercial organizations targeting glioblastoma. Medicis Pharmaceuticals currently sells Sodium Phenylbutyrate (Buphenyl ® ) for the treatment of a urea cycle disorder, hyperuremia.

There are thirteen key use patents related to PB which have been issued as follows:

•
A patent covering a method of inhibiting rapid tumor growth issued in the U.S. that expires on March 14, 2014 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, New Zealand and South Africa;

•
A patent covering a method of treating brain cancer, leukemia, prostate cancer, breast cancer, skin cancer and non-small cell lung cancer issued in the U.S. that expires on June 3, 2014 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of treating brain cancer, skin cancer, benign enlarged prostate and a cervical infection issued in the U.S. that expires on February 25, 2014 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of inducing the production of TGF alpha (which slows the growth of cancer cells) issued in the U.S. that expires on January 13, 2015 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a pharmaceutical composition for treating or preventing a cancerous condition issued in the U.S. that expires on January 20, 2015 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of inducing the differentiation of a cell issued in the U.S. that expires on June 3, 2014 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of treating brain cancer, non-small cell lung cancer, prostate cancer, skin cancer, brain tumors, cancers of the blood, lung cancer and breast cancer issued in the U.S. that expires on August 26, 2014 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of inhibiting the growth of rapidly growing nonmalignant or malignant tumor cells issued in the U.S. that expires on March 2, 2016 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of sensitizing a subject to radiation therapy or chemotherapy and a method of treating brain cancer, leukemia, non-small cell lung cancer, skin cancer, cancers of the blood, lung cancer, or renal cancer issued in the U.S. that expires on December 1, 2015 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of treating brain cancer, non-small cell lung cancer, prostate cancer, skin cancer, cancers of the blood, breast cancer, benign prostate enlargement, cervical infection, bladder cancer, kidney cancer, colon cancer, or nose cancer issued in the U.S. that expires on March 16, 2016 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of inducing the production of hemoglobin (blood) and a method of treating a pathology associated with abnormal hemoglobin (blood) activity issued in the U.S. that expires on January 27, 2015 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa;

•
A patent covering a method of preventing prostate cancer, brain cancer, skin cancer, cancers of the blood, breast cancer, non-small cell lung cancer, or renal cancer issued in the U.S. that expires on August 5, 2014 with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa; and

•
A patent covering a method of inhibiting the production of cancer in a cell issued in the U.S. that expires on March 14, 2011, June 3, 2013 or March 7, 2014, depending on the subject matter disclosed in the priority applications with foreign counterparts in Austria, Australia, Canada, Germany, European Union, Spain, Israel, Japan, New Zealand, Portugal and South Africa.

Development Plan. Somanta’s co-development partner, Virium advised Somanta that it intends to initiate a Phase I/II clinical trial using PB to treat glioblastoma in the near future. Somanta intends to wait for the results of this Phase I/II clinical trial and the re-formulation of the PB compound to a sustained release version before initiating Somanta’s own clinical trial related to PB in Europe. At this time, Somanta does not know when Virium will initiate such clinical trial or when it will be completed, nor does Somanta know when Virium will have completed the re-formulation of the PB compound to a sustained release version.

Somanta also believes that further studies should be considered to identify a subset of patients that have tumors sensitive to PB, either as a single agent or in combination with radiation therapy or other chemotherapeutic agents, and that Somanta should focus on this subset of patients in Somanta’s future clinical trials related to PB.

Products in Pre-Clinical Development

Alchemix

Overview. Alchemix, or chloroethylaminoanthraquinone, is a small molecule that is toxic to cancer cells. Alchemix is intended to interrupt all phases of the cancer cell growth cycle by selectively binding to DNA and inhibiting many DNA processing enzymes to overcome drug resistant tumors. Somanta believes that Alchemix is toxic to cancer cells due to its selective inhibition of many DNA processing enzymes and that it is as well tolerated in animals as a number of classes of approved chemotherapeutic drugs such as epirubicin and cisplatin, meaning that it resulted in no more adverse side effects than such approved chemotherapeutics.

Agreement Related to Alchemix. In November 2001, Somanta entered into a Patent and Know-how Assignment and License Agreement with De Montfort University pursuant to which De Montfort University agreed to assign to Somanta the key patent related to Alchemix and to exclusively license to Somanta certain know-how related to Alchemix for use in field of the treatment of cancer. In March 2003, Somanta amended and restated that agreement to extend the time period in which the assignment and license to Somanta would be triggered. In October 2005, De Montfort University formally assigned the patent that covers Alchemix to Somanta. Pursuant to Somanta’s agreement with De Montfort University, Somanta paid De Montfort an initial assignment fee of $42,815 and issued to De Montfort 219,010 shares of Somanta’s common stock valued at $4,677. Although Somanta is not obligated to make any royalty payments to De Montfort based on the sale of any product that is based on Alchemix, Somanta is obligated to pay De Montfort certain milestone payments based on the achievement of agreed upon clinical milestones. If Somanta successfully achieve each of these milestones, Somanta would be obligated to pay De Montfort a total aggregate amount of milestone payments of GBP 250,000, or approximately $500,000. Somanta is obligated to use its commercial best efforts to achieve these agreed upon clinical milestones. In addition, Somanta has the right to terminate its agreement with the De Montfort on ninety (90) days advance notice, and either party has the right to terminate the agreement for breach by the other party upon ninety (90) days (sixty (60) days for payment failures) advance notice if such breach is not cured within the notice period. Somanta’s agreement with De Montfort expires upon the expiration of the last to expire of these patents in 2015.

Rationale. Somanta believes that Alchemix selectively inhibits specific DNA processing enzymes that are required for cancer cells to divide and grow, which appears to be unique among anthraquinones, the class of small molecules to which Alchemix belongs. This leads Somanta to believe that Alchemix may also react with certain other DNA processing enzymes required for the cell to progress through the cell life cycle, although the direct evidence only demonstrates its interaction with certain specific DNA processing enzymes.

Competitive Position. Somanta is not aware of any other organization developing a drug similar to Alchemix. Several groups are developing agents against p-glycoprotein, which is only one of the identified mechanisms of drug resistance within cells, and other groups are developing agents that have the potential to become chemosensitisers, which means they will make cancer cells more sensitive to the effects of chemotherapy.

The key patent relating to Alchemix has been issued in the U.S, the European Union and in Australia. In general, it covers composition of matter. The U S patent will expire in 2015.

Development Plan. In 2005 and 2006, Somanta prepared a detailed pre-clinical and clinical development plan related to Alchemix. Somanta intends to manufacture, undertake pre-clinical studies and, based on the results of these studies, to initiate a Phase I/II clinical trial with respect to Alchemix within the next twelve months. To date, Somanta has contacted a contract manufacturing organization to undertake the process development for the manufacture of Alchemix and have evaluated a number of qualified contract manufacturing organizations with respect to the production of sufficient quantities of Alchemix for Somanta’s pre-clinical studies, formulation studies and for Somanta’s proposed human clinical trial. In March 2006, Somanta entered into a two year agreement with the University of Bradford to continue these pre-clinical studies.

Out-License of Alchemix. In August 2004, Somanta entered into a Research Collaboration and License Agreement with Advanced Cardiovascular Devices, LLC. Under this agreement, Somanta granted Advanced Cardiovascular Devices an exclusive, worldwide license to Alchemix solely for use in the treatment of vascular disorders or proliferations using stents and other medical devices. The term of this agreement expires when the underlying patent expires in 2015. Pursuant to this agreement, Advanced Cardiovascular Devices paid Somanta an upfront fee of $10,000. In addition, Advanced Cardiovascular Devices is obligated to develop a product based on Alchemix pursuant to an agreed upon timetable. If Advanced Cardiovascular Devices fails to achieve any of the agreed upon milestones, Somanta would then have the right to terminate the agreement; provided, however, that Advanced Cardiovascular Devices could prevent Somanta from so terminating the agreement with respect to the applicable failure by paying Somanta a fee not to exceed $500,000 to reinstate its rights under the agreement. In addition, Advanced Cardiovascular Devices is also obligated to pay Somanta a royalty based on net sales, if any, of products based on Alchemix. Either party may terminate this agreement on thirty (30) days advance notice for breach by the other party if the breach is not cured within such thirty (30) day period. In addition, Advance Cardiovascular Devices may terminate the agreement upon written notice to Somanta and without any further obligation to Somanta if the licensed technology does not perform to the reasonable satisfaction of Advanced Cardiovascular Devices or cannot be commercialized because of safety or efficacy reasons or because Advanced Cardiovascular Devices is unable to raise the funds necessary to develop a product based on the licensed technology.

Prodrax

Overview. Prodrax (di-N-oxides of chloroethylaminoanthraquinone) is a small molecule that is non-toxic in normally oxygenated healthy tissue but that becomes highly toxic in low oxygen tumors where it binds to the DNA in tumor cells and becomes irreversibly converted to its toxic form. It is in this state that tumor cells are killed by the Prodrax they are carried out through potent DNA damage.

Prodrax is both a specific chemical entity and a platform technology to make other drugs that are intended to induce cancer cell death more effective.

In-License for Prodrax. In March 2004, Somanta entered into a Patent and Know-how Assignment and License Option Agreement with The School of Pharmacy, University of London pursuant to which The School of Pharmacy granted Somanta an option to acquire the rights to the key patent application related to Prodrax and an exclusive worldwide license to the know-how related to Prodrax to develop and commercialize Prodrax in the field of the treatment of cancer. Pursuant to this agreement, Somanta paid The School of Pharmacy an initial option fee of $44,575 and issued to The School of Pharmacy 131,505 shares of Somanta’s common stock valued at $2,630. In September 2005, The School of Pharmacy formally assigned the rights to the key patent application to Somanta and licensed to Somanta the relevant know-how in the field of the treatment of cancer. Somanta is currently pursuing the prosecution of this patent application. Somanta is obligated to pay The School of Pharmacy certain milestone payments based on the achievement of agreed upon clinical milestones with respect to Prodrax. If Somanta successfully achieves each of these milestones, Somanta would be obligated to pay The School of Pharmacy a total aggregate amount of milestone payments of GBP 275,000, or approximately $500,000. Somanta is obligated to use its commercial best efforts to achieve these agreed upon clinical milestones. If Somanta fails to: (i) commence Phase I clinical trials prior to September 21, 2009, (ii) commence Phase II clinical trials prior to September 21, 2011, (iii) commence Phase III clinical trials prior to September 21, 2013, (iv) complete its report with respect to such Phase III clinical trials prior to September 21, 2015, (v) receive regulatory approval by the U.S. FDA, the EMEA in the European Union, or the applicable regulatory body in Japan, in each case, enabling Somanta to market and sell Prodrax in the applicable jurisdiction prior to September 21, 2017, or (vi) make a first commercial sale of Prodrax prior to September 21, 2018, then, in each case, The School of Pharmacy would have the right to terminate Somanta’s know-how license under the agreement. In addition, Somanta is obligated to pay The School of Pharmacy a royalty on net sales, if any, of products based on Prodrax. In addition, Somanta has the right to terminate its agreement with The School of Pharmacy on ninety (90) days advance notice, and either party has the right to terminate the agreement for breach by the other party upon ninety (90) days (sixty (60) days for payment failures) advance notice if such breach is not cured within the notice period. Somanta’s agreement with The School of Pharmacy expires upon the expiration of the last to expire of the patents, if any, that issue from the patent application that is the subject of Somanta’s agreement with The School of Pharmacy.

Rationale. Prodrax is inert in normally oxygenated cells and becomes toxic in low oxygen areas, enabling it to kill tumor cells. Many solid tumors have a low oxygen area that is resistant to radiation and conventional chemotherapy. These cells repopulate the tumor with additional radiation- and conventional chemotherapy-resistant cells. These cells are often referred to as quiescent.

Prodrax becomes irreversibly converted to its toxic form in low oxygen tumor cells where it remains localized. When the surrounding oxygenated cells are killed by radiotherapy or chemotherapy, these Prodrax-containing quiescent cells move closer to the oxygen source and attempt to resume more active replication. It is in this state that they are killed by Prodrax, through potent DNA damage.

When given in conjunction with radiotherapy or chemotherapy Somanta expects Prodrax to result in significant improvement of tumor clearance and to reduce the likelihood of tumor repopulation, improving disease free survival. It is estimated that over 50% of all solid tumors exhibit clinically significant hypoxia, or low oxygenation, and that over two million people in the U.S. and Europe suffer from solid tumor cancers. If successful, Prodrax could improve the prognosis for a significant number of cancer sufferers in a wide range of tumor types.

Competitive Position. Somanta is aware that Novocea, Inc., has exclusively licensed from KuDOS Pharmaceuticals, a subsidiary of Astra Zeneca, a small molecule prodrug that is selectively activated by low oxygen tumors that is similar to Somanta’s Prodrax, and that Novocea is developing this small molecule prodrug in a similar fashion to Prodrax.

The key composition of matter patent application relating to Prodrax was filed in December 2003 in the European Union, Taiwan, Australia, Canada, China, India, Japan, South Africa and the U.S.

Development Plan. In 2004, Somanta entered into a research and development agreement with The School of Pharmacy, University of London to further evaluate Prodrax in pre-clinical studies and funded research there in 2004 and 2005. In 2005, the applicable investigators left the School of Pharmacy and joined the University of Bradford. As a result, Somanta terminated its agreement with The School of Pharmacy. In March 2006, Somanta entered into a two year agreement with the University of Bradford to continue these pre-clinical studies.

The Prodrax technology allows for the modification of various drugs to make them inert until they are activated by a low oxygen environment. Varieties of analogues have been developed and are being tested by researchers at the University of Bradford for the purpose of enabling Somanta to select the lead compound to take forward into clinical development. Somanta expects to select a lead compound in 2007.

Angiolix
Background. Angiolix (huMc-3 mAB) is a humanized monoclonal antibody targeting a protein known as Lactadherin. Lactadherin promotes the growth of new blood vessels to support tumor growth. Angiolix, by blocking Lactadherin, has the potential to induce programmed cell death, or apoptosis, in blood vessels supporting tumors.

In-License for Angiolix. In August 2005, Somanta entered into a Patent and Know-how Exclusive Sublicense Agreement with Immunodex, Inc. pursuant to which Immunodex granted Somanta the exclusive worldwide rights to two monoclonal antibodies including Somanta’s product development candidate, Angiolix, for the development and commercialization of products in the field of the treatment of cancer. Pursuant to this agreement, Somanta paid Immunodex an initial license fee of $300,000.

Previously on January 25, 2002, Somanta entered into a predecessor Patent Know-how and License Option Agreement with Immunodex which had essentially the same terms and conditions as Somanta’s existing agreement with Immunodex but which was superseded by its existing agreement with Immunodex. Pursuant to the 2002 agreement, Somanta paid Immunodex an initial license fee of $10,000 and sold Immunodex 292,012 shares of Somanta’s common stock at a value of $5,638. Pursuant to the August 2005 agreement Somanta is obligated to pay Immunodex an annual license maintenance fee. The license maintenance fee is $250,000 per year until such time as one of the product candidates receives regulatory approval to be marketed and sold at which time the license maintenance fee is reduced to $100,000 per year. Somanta’s obligation to pay this annual license maintenance fee terminates in its entirety at such time as Somanta is selling products based on both the monoclonal antibodies. This obligation also terminates if Somanta terminates the agreement with respect to both product candidates, subject to Somanta’s obligation to pay the termination fee described below. As noted below, on November 3,2006 Somanta terminated its license with respect to one of the monoclonal antibodies (huBrE-3 mAb), and continue to develop on Angiolix.

Assuming that Somanta begins to sell products based on Angiolix fifteen (15) years after the date of the August 2005 agreement, or August 2020, which is Somanta’s anticipated development timetable, Somanta would have to pay to Immunodex an additional $2,600,000 in maintenance fees during that time period. In addition, Somanta is obligated to pay Immunodex a royalty based on the net sales, if any, of products based on Angiolix. Further, Somanta is obligated to develop Angiolix on an agreed upon timetable. If Somanta fails to achieve any of the agreed upon clinical development and regulatory milestones, Immunodex would then have the right to terminate the August 2005 agreement, and if such a termination occurs, Somanta would be obligated to pay Immunodex a termination fee of up to $500,000. Somanta is also entitled to terminate the agreement with respect to Angiolix upon ninety (90) days advance notice to Immunodex. If Somanta does so without cause, Somanta would also be required to pay a termination fee of up to $500,000. Notwithstanding the foregoing, Somanta does not have to pay a termination fee with respect to Angiolix if the agreement is terminated due to: (i) negative results of toxicity testing for the applicable drug candidate that the FDA indicates would preclude further testing of such drug candidate, (ii) a third party being granted orphan drug status by the FDA for a drug that would preclude Somanta from receiving orphan drug status with respect to the applicable drug candidate, or (iii) Somanta’s inability to achieve commercially viable yields with respect to the manufacture of the applicable drug candidate.

If Somanta sublicenses its rights with respect to Angiolix, Somanta would be obligated to pay to Immunodex a sublicensing fee not to exceed $1,000,000 for each such sublicense granted based on payments received from each such sublicensee.

The term of the August 2005 agreement expires on the later to occur of: (i) the expiration of the last to expire licensed patent, or (ii) fifteen (15) years after the first commercial sale of a product covered by the licensed patents. The August 2005 agreement superseded prior agreements with Immunodex dated January 25, 2002, March 1, 2002 and September 17, 2002, in each case related to the same subject matter.

In February 2006, Somanta made a deposit of $150,000 into an escrow account pursuant to the agreement. This amount was released on November 7, 2006.

Effective November 3, 2006, Somanta entered into a Side Amendment to Patent and Know-how Exclusive Sublicense Agreement with Immunodex and the Cancer Research Institute of Contra Costa (“CRICC”) (the “Side Amendment”). Pursuant to the Side Amendment, Somanta has agreed with Immunodex and CRICC to reduce the amount of the annual maintenance fee under the License Agreement from $250,000 to $200,000 and to defer the annual maintenance fee that was due in August, 2006 until the earlier of (i) the closing of a fundraising resulting in gross proceeds to Somanta of at least $5,000,000, or (ii) January 31, 2007 (the “2006 Annual Maintenance Fee”). If Somanta is unable to timely pay the 2006 Annual Maintenance Fee, the annual maintenance fee due under the License Agreement would revert to $250,000.

Somanta retained its rights with respect to huMc-3 mAb and its product candidate Angiolix; however, Somanta agreed to suspend the development of Angiolix until such time as Somanta pays the 2006 Annual Maintenance Fee. In addition, each of the product development milestones with respect to Angiolix set forth in the License Agreement has been reset to begin at such time as Somanta makes the 2006 Annual Maintenance Fee payment.

In addition, Somanta agreed to reimburse Immunodex for certain out of pocket expenses in the aggregate amount of approximately $21,000, which amount was payable upon the execution of the Side Amendment.

On January 18, 2007 Somanta entered into an Amendment to the Side Amendment which defers the amounts due on January 31, 2007, including the 2006 Annual Maintenance Fee, until July 31, 2007. In consideration for the deferral, Somanta will pay $12,000 for each month of the deferral. In addition, Somanta paid $2,050 of patent annuity payments.

Additional Licenses Needed to Commercialize Angiolix. Angiolix is humanized, a process by which genetic material from a mouse cell is made tolerable to humans, using a patented technology developed by the National Institutes of Health. The NIH previously granted to the Cancer Research Institute of Contra Costa a license to the applicable humanization technology. Pursuant to the Immunodex agreement, Immunodex and the Cancer Research Institute of Contra Costa are seeking to obtain for Somanta the NIH’s consent to a sublicense to Somanta of the Cancer Research Institute of Contra Costa right to use the NIH humanization technology.

On August 8, 2005, Somanta made a direct application to NIH to obtain a non-exclusive commercial license to such humanization technology, and Somanta is currently in discussions with NIH on the terms of such a license. The terms proposed by NIH would not be acceptable to Somanta since they are materially more costly than those that are contained in the Cancer Research Institute of Contra Costa sublicense. On November 8, 2006, Somanta made application to the National Institutes of Health for a non-exclusive license to certain patents held by NIH related to the humanization of Angiolix (huMc-3 mAb). On December 5, 2006 NIH provided Somanta with proposed terms for a non-exclusive license. Somanta is in discussion with NIH on those proposed terms and conditions. On May 15, 2007, the NIH terminated Somanta’s non-exclusive license application since Somanta had not accepted the terms and had not executed the proposed license agreement.

Rationale. Lactadherin is expressed in and around blood vessels of tumors and has a critical role in providing new blood vessels to support tumor growth. Somanta believes that Angiolix binds to Lactadherin and induces the death of new blood vessels, thereby blocking the supply of blood to the tumor and causing the tumor to die.

A similar antibody on the market, Avastin ® , is used in the treatment of colorectal and other cancer types.

Development Plan. Somanta intends to enter into a research agreement with an academic investigator to undertake further animal studies on Angiolix within the next six months.

Competitive Position. Somanta is targeting a propriety gene product which is expressed by cancerous tumors. Somanta is not aware of any other organization developing similar products targeting this type of protein. The key patent relating to Angiolix has been issued in the U.S. and Australia. In general, it covers the composition of matter and various aspects of the binding to applicable antigens as well as the manufacture of Angiolix. Somanta also has foreign counterparts to this patent pending in the European Union and Canada. This patent will expire in 2015.

Intellectual Property

Somanta’s success will depend in large part on its ability to obtain and maintain patent protection for its product candidates, products and technologies, preserve trade secrets and operate without infringing the intellectual property rights of others. Somanta intends to prosecute and defend its intellectual property rights aggressively. Somanta’s policy is to seek patent protection for the inventions that Somanta considers important to the development of its business. Currently Somanta owns one patent that relates to Alchemix together with its foreign counterpart in the European Union, and Somanta filed a patent application in the United States and the European Union related on Prodrax. Somanta’s intellectual property related to Angiolix consists of an exclusive sub-license from Immunodex, Inc. to practice the patents that relate to Angiolix in the field of the treatment of cancer. Somanta has responsibility for the filing, prosecution and maintenance of patent rights associated with this license. Somanta’s intellectual property related to PB consists of an exclusive sub-license from Virium Pharmaceuticals, Inc. to practice the patents that relate to PB in the field of the treatment of cancer outside of North America. Virium is responsible for the filing, prosecution and maintenance of these patents; provided, however, that Somanta has agreed to pay all costs and expenses associated with the filing, prosecution and maintenance of patents outside of the U.S. or Canada.

Although Somanta believes its patents, and its patent applications, if they issue as patents, will provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. Somanta may not be able to develop patentable products or processes, and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect Somanta’s technology. In addition, any patents or patent rights Somanta obtains may be circumvented, challenged or invalidated by Somanta’s competitors.

While Somanta’s product candidates are in clinical trials, and prior to commercialization, Somanta believes its current activities in the United States fall within the scope of the exemptions against patent infringement provided by 35 U.S.C. Section 271(e) which covers activities related to developing information for submission to the FDA. As Somanta’s product candidates progress toward commercialization, the possibility of an infringement claim against Somanta increases. While Somanta attempts to ensure that its product candidates and the methods Somanta employs to manufacture them do not infringe other parties’ patents and proprietary rights, competitors or other parties may assert that Somanta infringes on their patents or proprietary rights. Competitors or third parties may be issued patents that may cover subject matter that Somanta uses in developing, producing, or administering its products. Additionally, because patent prosecution can proceed in secret prior to issuance of a patent, third parties may obtain other patents with claims of unknown scope prior to the issuance of patents relating to Somanta’s product candidates which they could attempt to assert against Somanta. Further, as Somanta develops its products, Somanta may infringe the current patents of third parties or patents that may issue in the future.

Although Somanta believes that its product candidates, production methods and other activities do not currently infringe the intellectual property rights of these and other third parties, Somanta cannot be certain that a third party will not challenge its position in the future. If a third party alleges that Somanta is infringing its intellectual property rights, Somanta may need to obtain a license from that third party, but there can be no assurance that any such license will be available on acceptable terms or at all. Any infringement claim that results in litigation could result in substantial cost to Somanta and the diversion of management’s attention away from Somanta’s core business and could also prevent Somanta from marketing its products. To enforce patents issued to Somanta or to determine the scope and validity of other parties’ proprietary rights, Somanta may also become involved in litigation or in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to Somanta or an adverse decision as to the priority of its inventions. Somanta may be involved in interference and/or opposition proceedings in the future. Somanta believes there will continue to be significant litigation in the industry regarding patent and other intellectual property rights.

Somanta also relies on trade secrets to protect its technology, particularly when Somanta does not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. Somanta attempts to protect its trade secrets by requiring each of its employees, consultants and advisors to execute a non-disclosure and assignment of invention agreement before beginning his or her employment, consulting or advisory relationship with Somanta. Somanta cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that Somanta will have an adequate remedy for any such breach, or that Somanta’s trade secrets will not otherwise become known or independently developed by a third party.

Government Regulation

In addition to FDA regulatory approval process discussed above, Somanta is subject to regulation by various governmental agencies including, without limitation, the Drug Enforcement Administration, the U.S. Department of Agriculture, the Environmental Protection Agency, the Occupational Safety and Health Administration, and the California State Department of Health Services, Food and Drug Branch. Such regulation by governmental authorities in the U.S. and other countries may impede or limit Somanta’s ability to develop and market Somanta’s products.

Any products Somanta manufactures or distributes pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with the FDA promotion and advertising requirements. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. However, in certain circumstances, and subject to very stringent requirements, the FDA will permit the dissemination of peer-reviewed scientific reprints related to unapproved uses. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current good manufacturing practices, which impose procedural and documentation requirements upon Somanta and its third-party manufacturers. Failure to comply with these regulations could result, among other things, in warning letters, suspension of regulatory approval, refusal to approval pending applications or supplements to approved applications, recalls, suspension or closure of production or injunctions, seizures, or civil or criminal sanctions Somanta cannot be certain that Somanta or its present or future subcontractors will be able to comply with those regulations and other FDA regulatory requirements.

The FDA’s policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of its potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on Somanta’s business. Somanta cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Raw Materials

Somanta needs sufficient supplies of raw materials to develop and market its products successfully. The raw materials in products that are approved by the FDA cannot be changed without equivalency testing of the new material by Somanta and approval by the FDA. Some of the raw materials for Somanta’s products are expected to be qualified from only one supplier. At times, one or more of these qualified materials may not be available or may be available only in limited quantities. If Somanta is unable to obtain the necessary raw materials from its existing sources, Somanta could incur significant delays in marketing and selling its products until an alternate vendor can be qualified and approved for use. At this time, Somanta has not entered into any agreement with a third party manufacturer or supplier for the purpose of supplying Somanta with the raw materials necessary to conduct its clinical trials or to commercialize any of its product candidates; however, Somanta believes that raw materials relevant to the manufacture of both its monoclonal antibody product candidates and small molecule product candidates are available from a variety of sources.

Employees

As of April 30, 2007, Somanta employed three full time employees. Somanta’s three current employees are located in two separate facilities. Somanta’s headquarters, where its Executive Chairman operates, is located in Irvine, California.  Somanta currently has an office in a medical office building in London, England which houses its President and Chief Executive Officer as well as his assistant.

For the foreseeable future, Somanta intends to outsource all of its research, pre-clinical, manufacturing, clinical and regulatory activities to well-qualified contract research organizations, contract manufacturing organizations, clinical research organizations and independent contractors. These organizations and individuals will perform their activities under detailed project plans developed by Somanta’s management and in accordance with its global development strategy.

DESCRIPTION OF PROPERTY
In addition, Somanta rents approximately 500 square feet in London, England for approximately $2,000 per month which lease terminated on May 16, 2007.

LEGAL PROCEEDINGS

On February 8, 2007, Somanta’s United Kingdom subsidiary, Somanta Limited, had a creditor, Cornel Associates Limited, institute a collection action against it in the Northampton County Court in the United Kingdom in the amount of GBP 6,201. Somanta’s subsidiary has disputed a portion of the claim. On February 23, 2007, the creditor threatened to initiate liquidation proceedings against Somanta’s United Kingdom subsidiary in the High Court of justice, Chancery Division, Companies Court in the United Kingdom. No hearing has been scheduled in this matter.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Until October 24, 2005, Somanta’s common stock was quoted on the OTCBB under the symbol “HBSM.OB.” On October 24, 2005, the OTCBB removed Somanta’s symbol from its file as an inactive security.

On September 12, 2006, the OTCBB approved for quotation Somanta’s common stock under the symbol “SMPM.” As of June 6, 2007, the last reported sales price of Somanta’s common stock was $0.29.

The following table sets forth, for the periods indicated, the high and low closing prices as reported by the OTCBB, of Somanta’s common stock for the two most recent fiscal quarters following the approval on September 12, 2006 for quotation of Somanta’s common stock on the OTCBB. Prior to September 12, 2006, Somanta’s common stock was not quoted on the OTCBB or any other trading market. The OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Common Stock
	High	Low
Fiscal Year Ended April 30, 2007
Third quarter January 31, 2007	$1.75	$1.05
Fourth quarter April 30, 207	1.25	0.75

As of May 30, 2007, there were approximately seven hundred fourteen (714) stockholders of record of Somanta’s common stock and eight (8) stockholders of record of Somanta’s Series A Convertible Preferred Stock.

Dividend Policy

Somanta has never declared or paid a dividend on its common stock, nor does Somanta have any plans to do so in the future. Dividends on Somanta’s Series A Convertible Preferred Stock accrue at a rate of 8% per annum and are payable by Somanta in cash or shares of its common stock. Additionally, Somanta may not declare or pay a dividend, other than that set forth for shares of Series A Convertible Preferred Stock above, without the prior approval of the holders of a majority of Somanta’s Series A Convertible Preferred Stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of April 30, 2007 related to Somanta’s equity compensation plans in effect as of that date.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans approved by security holders	3,483,163	$.95	4,516,837
Equity Compensation Plans not approved by security holder	--	--	--
Tota	3,483,163	$.95	4,516,837

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS FOR SOMANTA PHARMACEUTICALS, INC.

As of June 6, 2007, Somanta had 15,459,137 shares of common stock issued and outstanding after the exercise of certain warrants held by SCO Capital and SCO Financial Group. The following table sets forth as of April 30, 2007, the number of shares of common stock owned of record and beneficially by Somanta’s current executive officers, directors, persons who hold 5% or more of the outstanding common stock of Somanta and by current officers and directors as a group.  On April 13, 2007, Somanta’s Board of Directors approved a merger agreement with Access Pharmaceuticals, Inc., more fully described in Note__. Under the terms of the merger agreement, Access will not assume, or provide a substitute option, for any of Somanta’s stock options. Rather, all of the outstanding options to purchase Somanta’s common stock issued pursuant to Somanta’s 2005 Equity Incentive Plan will be cancelled prior to the closing of the transaction in accordance with Section 11.3(d) of the Equity Incentive Plan. As a result, pursuant to the terms of Section 11.3(d) of the Equity Incentive Plan, Somanta’s Board of Directors has resolved to: (i) allow the immediate and accelerated vesting of all of the options granted, and (ii) allowed the exercise of the option in whole or in part until May 31, 2007. As of May 31, 2007, no options had been exercised and that are excluded from the following table.

Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within sixty (60) days, such as warrants or options to purchase shares of Somanta’s common stock.

Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class Beneficially Owned
Executive Officers and Directors:
Common	Agamemnon A. Epenetos 80 Harley Street, London, England	- (1)	-

Common	Terrance J. Bruggeman 19200 Von Karman Ave, Suite 400, Irvine, CA	-	-

Common	Jeffrey B. Davis	1,609,052 (2)	10.14%
Preferred	33 Tall Oak Drive, Summit, NJ	25	4.23%

Common	John R. Gibson 19200 Von Karman Ave, Suite 400, Irvine, CA	98,554 (3)	.64%

Common	Kathleen H. Van Sleen 19200 Von Karman Ave, Suite 400, Irvine, CA	-	-

Common	All Officers & Directors as a Group (5 persons)	1,707,606	11.62%
5% Stockholders:
Common	Walbrook Trustees (Jersey Ltd. REK33) PO Box 248, Lord Coutanche House, 66-68 Esplanade St. Helier, Jersey JE4 5PS, Channel Islands	3,869,152(4)	25.03%

Common	SCO Capital Partners LLC	15,691,785(5)	54.77%
Preferred	1285 Avenue of the Americans, 35th Floor, New York, NY	328.6318	55.55%

Common	Alpha Capital AG	1,000,000(6)	6.40%
Preferred	Pradafant 7 Furestentums 9490, Vaduz, Liechtenstein	40	6.76%

Common	Whalehaven Capital Fund Limited	1,875,000(7)	12.46%
Preferred	14 Par-La-Ville Road, 3rd Floor, Hamilton HM08 Bermuda	74	12.51%

Common	XMark Opportunity Fund Ltd.	2,500,000(8)	16.53%
Preferred	301 Tresser Blvd., Suite 1320, Stamford, CT	100(9)	16.90%

Common	XMark Opportunity Fund, L.P.	2,500,000(8)	16.53%
Preferred	301 Tresser Blvd., Suite 1320, Stamford, CT	100(9)	16.90%

Common	XMark JV Investment Partners, LLC	2,500,000(8)	16.53%
Preferred	301 Tresser Blvd., Suite 1320, Stamford, CT	100(9)	16.90%
* less than 1%

___________________
(1)
Dr. Epenetos is a beneficiary of Walbrook Trustees (Jersey Ltd. REK33) (“Walbrook Trustees”), PO Box 248, Lord Coutanche House, 66-68 Esplanade St. Helier, Jersey JE4 5PS, Channel Islands.  Walbrook Trustees holds 3,869,152 shares of Somanta’s common stock; however, Dr. Epenetos has no voting or dispositive power with respect to such shares.

(2)
Consists of (i) 786,500 shares of Somanta common stock held by Lake End Capital, LLC (“Lake End”); (ii)  25 shares of Series A Convertible Preferred Stock, with such shares of Series A Convertible Preferred Stock being initially convertible into 416,667 shares of Somanta common stock, held by Lake End; (iii)  an immediately exercisable Series A Warrant to purchase 208,333 shares of Somanta common stock at $0.75 per share, held by Lake End; and (iv) a PA Warrant to purchase 197,544 shares of Somanta common stock at $0.60 per share assigned to Lake End by SCO Securities, LLC. Pursuant to the terms of the Certificate of Designations for the Series A Convertible Preferred Stock, the number of shares of Somanta common stock that may be acquired on less than 61 days notice by Lake End upon any conversion of Series A Convertible Preferred Stock or the number of shares of Somanta common stock that shall be entitled to voting rights upon any conversion of Series A Convertible Preferred Stock is limited, to the extent necessary, to ensure that following such conversion, the number of shares of Somanta common stock then beneficially owned by Lake End and any other persons or entities whose beneficial ownership of common stock would be aggregated with Lake End’s for purposes of the Exchange Act does not exceed 9.99% of the total number of shares of Somanta common stock then outstanding.  In addition, all of the warrants held by Lake End also provide that the number of shares of Somanta common stock that may be acquired on less than 61 days notice by Lake End upon exercise of such warrants is limited, to the extent necessary, to ensure that following such exercise, the number of shares of Somanta common stock then beneficially owned by Lake End and any other persons or entities whose beneficial ownership of common stock would be aggregated with Lake End’s for purposes of the Exchange Act does not exceed 9.99% of the total number of shares of Somanta common stock then outstanding.  Accordingly, in light of the beneficial ownership cap, Lake End is entitled to acquire 1,508,198 shares of Somanta common stock on less than 61 days notice.  Lake End is the record owner of the securities listed in the table.  Mr. Jeffrey Davis, as managing member of Lake End, has sole dispositive and voting power with respect to all shares held of record by Lake End. Mr. Davis disclaims beneficial ownership of these shares.

(3)	Consists of 98,554 shares of Somanta common stock held by Dr. Gibson.

(4)
Consists of 3,869,152 held in the name of Walbrook Trustees of which Dr. Epenetos is a beneficiary.  Dr. Epenetos has no voting or dispositive power with respect to such shares. Katarina Le Vesconte is the Managing Director of Walbrook and as such has the power to direct the vote and disposition of these shares. Ms. Le Vesconte disclaims beneficial ownership of these shares.

(5)
Consists of (i) 6,016,725 shares of Somanta’s common stock held by SCO Capital Partners LLC; (ii) 328.6318 shares of Series A Convertible Preferred Stock, with such shares of Series A Convertible Preferred Stock being initially convertible into 5,477,196 shares of Somanta common stock, held by SCO Capital Partners LLC; (iii) an immediately exercisable Series A Warrant to purchase 2,738,598 shares of Somanta common stock at $0.75 per share held by SCO Capital Partners LLC; (iv) a seven year warrant to purchase 866,534 shares of common shares at $0.01 per share held by SCO Capital Partners LLC; and (v) a PA Warrant to purchase 592,732 shares of Somanta common stock at $0.60 per share assigned to SCO Capital Partners LLC by SCO Securities, LLC, an affiliate of SCO Capital Partners LLC.  Mr. Rouhandeh, in his capacity as Chairman and sole member of SCO Capital Partners LLC has sole investment and voting power with respect to these shares.  SCO Capital Partners LLC has opted out of the beneficial ownership cap applicable to holders of shares of Somanta Series A Convertible Preferred Stock, Series A Warrants and PA Warrants.

(6)
Consists of 40 shares of Series A Convertible Preferred Stock acquired by Alpha Capital AG (“Alpha”) on January 31, 2006, with such shares being initially convertible into 666,667 shares of Somanta common stock.  Alpha also acquired an immediately exercisable Series A Warrant to purchase 333,333 shares of Somanta common stock at $0.75 per share in connection with the acquisition of the Series A Convertible Preferred Stock. Konrad Ackermann is the Director of Alpha and as such has the power to direct the vote and disposition of these shares. Mr. Ackermann disclaims beneficial ownership of these shares.

(7)
Consists of 74 shares of Series A Convertible Preferred Stock acquired by Whalehaven Capital Fund Limited (“Whalehaven”) on January 31, 2006, with such shares being initially convertible into 1,250,000 shares of Somanta common stock.  Whalehaven also acquired an immediately exercisable Series A Warrant to purchase 625,000 shares of Somanta common stock at $0.75 per share in connection with the acquisition of the Series A Convertible Preferred Stock.  Pursuant to the terms of the Certificate of Designations for the Series A Convertible Preferred Stock, the number of shares of Somanta common stock that may be acquired on less than 61 days notice by Whalehaven upon any conversion of Series A Convertible Preferred Stock or the number of shares of Somanta common stock that shall be entitled to voting rights upon any conversion of Series A Convertible Preferred Stock is limited, to the extent necessary, to ensure that following such conversion, the number of shares of Somanta common stock then beneficially owned by Whalehaven and any other persons or entities whose beneficial ownership of common stock would be aggregated with Whalehaven’s for purposes of the Exchange Act does not exceed 9.99% of the total number of shares of Somanta common stock then outstanding.  In addition, all of the warrants held by Whalehaven also provide that the number of shares of Somanta common stock that may be acquired on less than 61 days notice by Whalehaven upon exercise of such warrants is limited, to the extent necessary, to ensure that following such exercise, the number of shares of Somanta common stock then beneficially owned by Whalehaven and any other persons or entities whose beneficial ownership of common stock would be aggregated with Whalehaven’s for purposes of the Exchange Act of 1934 does not exceed 9.99% of the total number of shares of Somanta common stock then outstanding.  Accordingly, in light of the beneficial ownership cap, Whalehaven is entitled to acquire 1,490,269 shares of Somanta common stock on less than 61 days notice. Arthur Jones, Jennifer Kelly and Derek Wood are the directors of Whalehaven and as such have shared power to direct the vote and disposition of these shares. Mr Jones, Ms. Kelly and Mr. Wood disclaim beneficial ownership of these shares.

(8)
Consists of (i) 41.25 shares of Series A Convertible Preferred Stock acquired by XMark Opportunity Fund Ltd. (“XMark Ltd.”), an affiliate of XMark L.P. and XMark JV, on January 31, 2006, with such shares being initially convertible into 687,500 shares of Somanta common stock; (ii) an immediately exercisable Series A Warrant to purchase 343,750 shares of Somanta common stock at $0.75 per held by XMark Ltd.; (iii) 33.75 shares of Series A Convertible Preferred Stock acquired by XMark Opportunity Fund, L.P. (“XMark L.P.”), an affiliate of XMark Ltd. and XMark JV, on January 31, 2006, with such shares being initially convertible into 562,500 shares of Somanta common stock; (iv) an immediately exercisable Series A Warrant to purchase 281,250 shares of Somanta common stock at $0.75 per share held by XMark L.P.; (v) 25 shares of Series A Convertible Preferred Stock acquired by XMark JV Investment Partners, LLC (“XMark JV”), an affiliate of XMark Ltd. and XMark L.P., on January 31, 2006, with such shares being initially convertible into 416,667 shares of Somanta common stock; and (vi) an immediately exercisable Series A Warrant to purchase 208,333 shares of Somanta common stock at $0.75 per share held by XMark JV.  Mitchell Kaye is the Chief Investment Officer of each of XMark Ltd., XMark L.P. and XMark JV.  Pursuant to the terms of the Certificate of Designations for the Series A Convertible Preferred Stock, the number of shares of Somanta common stock that may be acquired on less than 61 days notice by any of the XMark entities upon any conversion of Series A Convertible Preferred Stock or the number of shares of Somanta common stock that shall be entitled to voting rights upon any conversion of Series A Convertible Preferred Stock is limited, to the extent necessary, to ensure that following such conversion, the number of shares of Somanta common stock then beneficially owned by any of the XMark entities and any other persons or entities whose beneficial ownership of common stock would be aggregated with any of the XMark entities’ for purposes of the Exchange Act does not exceed 9.99% of the total number of shares of Somanta’s common stock then outstanding.  In addition, all of the warrants held by the XMark entities also provide that the number of shares of Somanta common stock that may be acquired on less than 61 days notice by any of the XMark entities upon exercise of such warrants is limited, to the extent necessary, to ensure that following such exercise, the number of shares of Somanta common stock then beneficially owned by any of the XMark entities and any other persons or entities whose beneficial ownership of common stock would be aggregated with any of the XMark entities’ for purposes of the Exchange Act does not exceed 9.99% of the total number of shares of Somanta common stock then outstanding.  Accordingly, in light of the beneficial ownership cap, the XMark entities are entitled to acquire 1,511,081 shares of Somanta common stock on less than 61 days notice. Mitchell D. Kaye is the Chief Investment Officer of each of the XMark entities and as such has the power to direct the vote and disposition of these shares. Mr. Kaye disclaims beneficial ownership of these shares.

(9)
Consists of (i) 41.25 shares of Series A Convertible Preferred Stock acquired by XMark Ltd.; (ii) 33.75 shares of Series A Convertible Preferred Stock acquired by XMark L.P.; and (iii) 25 shares of Series A Convertible Preferred Stock acquired by XMark JV.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this report. Information in the following discussion for a yearly period means for the year ended April 30 of the indicated year.

Overview

Background

Somanta is a biopharmaceutical company engaged in the development of drugs primarily for the treatment of cancer. Somanta in-licenses product development candidates designed for anti-cancer therapy in order to advance them along the regulatory and clinical pathway toward commercial approval. Somanta's licenses are generally worldwide in scope and territory, with the exception of it's license for Sodium Phenylbutyrate where its rights exclude the U.S. and Canada. Somanta uses its expertise to manage and perform what Somanta believes are the most critical aspects of the product development process which includes the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. Somanta concentrates on product development and engages in a very limited way in product discovery, avoiding the significant investment of time and financial resources that is generally required before a compound is identified and brought into clinical trials. In addition, Somanta intends to out-source clinical trials, pre-clinical testing and the manufacture of clinical materials to third parties. Somanta currently  engages two third parties to undertake pre-clinical testing with respect to its product candidates Phoenix, Angiolix, Alchemix and Prodrax. Somanta was formerly known as Bridge Oncology Products, Inc., a Delaware corporation which was formed on February 10, 2005. On August 22, 2005 Somanta entered into a Share Exchange Agreement with Somanta Limited, a company organized under the laws of England, pursuant to which Somanta Limited became a wholly-owned subsidiary of Bridge Oncology Products, Inc., and Bridge Oncology Products, Inc., changed its name to Somanta Incorporated. Somanta Limited was formed on April 19, 2001.

Somanta's current portfolio of development candidates in clinical development includes two anti-cancer agents (a small molecule and a monoclonal antibody) targeting four different tumors and/or stage of cancer. Somanta has three additional development candidates (two small molecules and a monoclonal antibody) in pre-clinical development targeting eleven different tumor types.

Somanta intends to license the rights to manufacture and market its product candidates to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursue of its business strategy. Somanta does not currently intend to manufacture or market products although Somanta may, if the opportunity is available on terms that are considered attractive, or retain co-development rights to specific products.

Somanta  has incurred substantial operating losses since its inception due in large part to expenditures for its research and development activities. At January 31, 2007 and April 30, 2006,  Somanta had an accumulated deficit of $13,954,180 (unaudited) and $8,300,508, respectively. Somanta expects its operating losses to increase for at least the next several years as Somanta pursues the clinical development of its lead product candidates and expand its discovery and development pipeline.

Revenues

Somanta has not generated any significant revenues from sales to date, and Somanta does not expect to generate revenues from product sales for at least the next several years, if at all. Somanta expects its revenues for the next several years to consist of payments under certain of its current agreements and any additional collaborations, including upfront payments upon execution of new agreements, research funding and related fees throughout the research term of the agreements and milestone payments contingent upon achievement of agreed-upon objectives. To date, Somanta has received $10,000 in payments under such agreements.

Critical Accounting Policies and Estimates

Somanta's discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements. Somanta has identified the accounting policies that Somanta believes require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Somanta's actual results may differ substantially from these estimates under different assumptions or conditions. Somanta's significant accounting policies are described in more detail in the notes to consolidated financial statements included elsewhere in this report. Somanta believes that the following accounting policies require the application of significant judgments and estimates.

Intangible Assets—Patents and Licenses

All patent and license costs are charged to expense when incurred.

Stock Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). On April 14, 2005, the Securities and Exchange Commission announced the adoption of a rule that defers the required effective date of SFAS 123R. The SEC rule provides that SFAS 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005.

Effective May 1, 2006, Somanta adopted SFAS 123R and accordingly has adopted the modified prospective application method. Under this method, SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards that are outstanding as of the date of adoption for which the requisite service has not been rendered (such as unvested options) is recognized over a period of the period of time as the remaining requisite services are rendered.

Prior to May 1, 2006, Somanta accounted for its employee stock option plan in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation, " and SFAS No. 148, "Accounting  for Stock-Based Compensation- Transition and Disclosure."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, Somanta evaluates its estimates, including those related to accruals, valuation of stock options and warrants, and income taxes (including the valuation allowance for deferred taxes). Somanta bases its estimates on historical experience and on various other assumptions that Somanta believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. Material differences may occur in its results of operations for any period if Somanta made different judgments or utilized different estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, “Disclosures about fair value of financial instruments,” requires that Somanta discloses estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value of such financial instruments.

Research and Development

All research and development costs consist of expenditures for royalty payments, licensing fees, contract research conducted by third parties, and fees and expenses to consultants to manage such contract research.

Results of Operations

Fluctuations in Operating Results

Somanta's results of operations are likely to fluctuate from period to period. Somanta anticipates that its quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing and amount of payments received pursuant to its current and future collaborations, and the progress and timing of expenditures related to its discovery and development efforts. Due to these fluctuations, Somanta believes that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Three Months Ended January 31, 2007 Compared With Three Months Ended January 31, 2006

For the three months ended January 31, 2007 and 2006, Somanta recognized revenue in the amount of $357 (unaudited) and $357 (unaudited), respectively, related to an upfront license fee paid by Advanced Cardiovascular Devices, LLC, for an exclusive license to Alchemix for use in stents and devices in the field of vascular disorders.

Somanta’s net loss applicable to common stockholders was $3,438,102 (unaudited) for the three months ended January 31, 2007 versus $3,503,433 (unaudited) for the three months ended January 31, 2006, a decrease of $65,331, the causes of which are discussed below.

Operating Expenses were $664,247 (unaudited) for the three months ended January 31, 2007, versus $980,021 (unaudited) for the three months ended January 31, 2006, a decrease of $315,774. This decrease is primarily due to Somanta’s reduced spending necessitated by its liquidity issues and need to conserve cash until Somanta raises additional funds.

Somanta incurred no interest expense for the three months ended January 31, 2007 because Somanta had no debt outstanding during the period. Interest expense was $1,001,354 for the three months ended January 31, 2006, and included the following items related to its secured convertible note issued to SCO:

•	$514,981, representing the non-cash expense required by Statement of Financial Accounting Standards 123 for the fair value of the warrants issued in connection with the note.
•	$364,721, representing the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the note.
•	$100,000, reflecting the fee paid to SCO for issuing the note.
•	$21,652, reflecting the interest due as of January 31, 2006 on the note, which interest was converted into Series A Preferred in connection with Somanta’s private placement of the stock.

The change in fair value of warrant liabilities of $2,775,348 for the three months ended January 31, 2007 is recorded as an expense. There was no such transaction during the three months ended January 31, 2006.

The deemed dividend of $1,522,317 on Series A preferred stock issued on January 31, 2006 (see Note 3, Private Placement, above), and was recorded during the three months then ended. The dividend reflects the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the Series A preferred stock.

Nine Months Ended January 31, 2007 Compared With Nine Months Ended January 31, 2006

For the nine months ended January 31, 2007 and 2006, Somanta recognized revenue in the amount of $1,072 (unaudited) and $1,071 (unaudited), respectively, related to an upfront license fee paid by Advanced Cardiovascular Devices, LLC, for an exclusive license to Alchemix for use in stents and devices in the field of vascular disorders.

Somanta’s net loss applicable to common stockholders was $5,653,672 (unaudited) for the nine months ended January 31, 2007 versus $5,183,636 (unaudited) for the nine months ended January 31, 2006, an increase of $470,036, the causes of which are discussed below.

Operating expenses were $3,265,958 for the nine months ended January 31, 2007, versus $2,621,972 for the nine months ended January 31, 2006, an increase of $643,986. This increase is due to an increase in both G&A expenses and R&D expenses.

G&A expenses were $2,150,479 for the nine months ended January 31, 2007, versus $1,706,345 for the nine months ended January 31, 2006, an increase of $444,134. This increase reflects primarily:

•	an increase in patent legal expense principally related to the sublicense with Virium of $282,764;

•	an increase in listing fees and public reporting expenses of $87,068 related to our registration statement and related to the requirements of doing business as a US publicly-listed entity;

•	an increase in payroll related expenses of $209,662 for the compensation of newly-hired officers who were not on Somanta’s payroll for the entirety of the period ended January 31, 2006;

•	an increase in insurance expenses of $123,647 related to the establishment of a comprehensive insurance program;

•	a decrease in corporate legal expenses of $319,230 and in audit and accounting expense of $46,549, principally related to the timing of costs of filing registration statements in the prior period;

•	an increase of $31,813 in Somanta’s fees to the members of our board of directors;

•	an increase of $44,598 in Somanta’s outside consulting fees related primarily to the SCO monthly consulting fee being in effect more months in the current period; and

•	an increase of $42,862 related to the establishment of an investor relation program.

R&D expenses were $1,115,479 for the nine month period ended January 31, 2007, versus $915,627 for the nine month period ended January 31, 2006, an increase of $199,852. This net increase reflects primarily:

•	an increase in pre-clinical costs of $181,633, related to the costs the pre-clinical efforts related to Alchemix, Prodrax and Angiolix;

•
an increase in consulting expense of $64,727, related to the costs of monthly retainers as two principal consultants were contracted on annual terms to oversee all of our pre-clinical and clinical development;

•	a $31,944 expense for an investigator fee, related to the investigator clinical trial of Phoenix; and

•	a decrease in licensing fees of $31,538.

Somanta incurred no interest expense for the nine months ended January 31, 2007 because Somanta had no debt outstanding during the period. Interest expense was $1,016,021 for the nine months ended January 31, 2006 and included the following items related to Somanta’s convertible note issued to SCO.

•	$514,981, representing the non-cash expense required by Statement of Financial Accounting Standards 123 for the fair value of the warrants issued in connection with the note.
•	$364,721, representing the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the note.
•	$100,000, reflecting the agent fee paid to SCO for issuing the note.
•
$36,319, reflecting the interest due as of January 31, 2006 on the note, which interest was converted into Series A Preferred in connection with the Company’s private placement of the stock (see Note 5, Private Placement in the attached Consolidated Financial Statements).

The change in fair value of warrant liabilities of $2,381,024 for the nine months ended January 31, 2007 is recorded as an expense in other income. There was no such transaction during the nine months ended January 31, 2006.

The deemed dividend on Series A preferred stock issued on January 31, 2006 (see Note 3, Private Placement, in the attached Consolidated Financial Statements), and recorded during the nine months then ended, was $1,522,317. The dividend reflects the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the Series A preferred stock.

Year Ended April 30, 2006 Compared With Year Ended April 30, 2005

For the year ended April 30, 2006, Somanta recognized revenue in the amount of $1,428 related to an upfront license fee paid by Advanced Cardiovascular Devices, LLC, for an exclusive license to di-N-oxides of chloroethylaminoanthraquinone as a bioreductive prodrug for use in stents and devices in the field of vascular disorders. No revenue was recognized for the year ended April 30, 2005.

Somanta's net loss applicable to common shareholders was $6,524,408 for the year ended April 30, 2006 versus $1,135,009 for the year ended April 30, 2005, an increase of $5,389,399. This increase is primarily due to increases in Operating Expenses, Interest Expense, and the Deemed Dividend on Series A Preferred issued on April 30, 2006 (see Note 12, Private Placement, in the attached Consolidated Financial Statements).

Operating Expenses were $4,109,859 for the year ended April 30, 2006, versus $1,129,290 for the year ended April 30, 2005, an increase of $2,980,569. This increase is due to an increase in both G&A expenses and R&D.

G&A expenses were $3,461,971 for the year ended April 30, 2006, versus $755,255 for the year ended April 30, 2005, an increase of $2,706,716. This increase reflects primarily:

•
an increase in legal expenses of $602,735, in audit expenses of $291,820, in accounting expenses of $137,380, in investor relations expenses of $91,194 and in exchange listing fees and public reporting expenses of $97,187, all related to Somanta's merger and private placement described in Notes 10 and 12 in the attached Consolidated Financial Statements and related to the requirements of doing business as a US publicly-listed entity.

•
an increase in licensing fees of $595,358, due to required payments of $550,000 in accordance with Somanta's agreement with Immunodex and to a required payment of $45,358 in accordance with the Company’s agreement with the School of Pharmacy, University of London (see Note 14, Significant Contracts and Licenses, to the attached Consolidated Financial Statements). As of the fiscal year beginning May 1, 2005, Somanta re-classified its licensing fees to G&A expenses from R&D expenses because they are a part of the business development function, which was assigned to the G&A function at that time.

•	an increase in payroll related expenses of $292,980 for the compensation of newly-hired officers who were not on its payroll in the year ended April 30, 2005.

•
an increase in non-cash expenses of $225,867 to record the non-cash value of stock options issued primarily to new directors and officers, as required by Statement of Financial Accounting Standards 123.

•	an increase in insurance expenses of $115,663 related to the establishment of a comprehensive insurance program.

•	an increase in travel expenses of $93,909 related to the overall increase in the level of its business activity.

R&D expenses were $647,888 for the year ended April 30, 2006, versus $374,035 for the year ended April 30, 2005, an increase of $273,853. This increase reflects primarily:

•
an increase in consulting expenses of $258,233, related to the costs of monthly retainers as two principal consultants were contracted on annual terms to oversee all of Somant's pre-clinical and clinical development.

•
a decrease in non-cash expenses of $30,457 for the value of stock options issued to non-employees and directors, required by Statement of Financial Accounting Standards 123, as the amortization period ended for some options.

Interest expenses were $1,016,020 for the year ended April 30, 2006. There were no interest expenses for the year ended April 30, 2005. The interest expense for the 2006 period includes the following items related to Somanta's secured convertible note issued to SCO (see Note 11, Convertible Note in the attached Consolidated Financial Statements):

•	$514,981, representing the non-cash expense required by Statement of Financial Accounting Standards 123 for the fair value of the warrants issued in connection with the note.

•	$364,721, representing the non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the note.

•	$100,000, reflecting the agent fee paid to SCO for issuing the note.

•
$36,318, reflecting the interest due as of January 31, 2006 on the note, which interest was converted into Series A Preferred in connection with the Company’s private placement of the stock (see Note 12, Private Placement in the attached Consolidated Financial Statements).

Change in fair value of warrant liabilities recorded in other income was $137,543 for the year ended April 30, 2006. There was no warrant liability for the year ended April 20, 2005.

The Deemed Dividend on Series A Preferred issued on January 31, 2006 (see Note 12, Private Placement, in the attached Consolidated Financial Statements) was $1,522,317. There was no similar expense in the year ended April 30, 2005. The Dividend for the 2006 period reflects:

•	$1,522,317 of non-cash expense required by EITF No. 00-27 for the non-cash value of the beneficial conversion feature associated with the Series A Preferred.

Change in Functional Currency

From inception through the fiscal year ended April 30, 2005, Somanta was located in the United Kingdom, and all business transactions took place there. During that period, Somanta's functional currency was the United Kingdom pound.

On August 22, 2005, Somanta, then known as Somanta Limited, took part in a share exchange with Bridge Oncology Products, Inc., a Delaware company, and became a subsidiary of Bridge Oncology Products, Inc., as described in the audited financial statements (see note 10, Subsequent Events, Share Exchange Agreement and Plan of Merger Agreement, in the Somanta, Inc. financial statements included elsewhere in this report). As a result of this transaction, Somanta Limited became a wholly owned subsidiary of a U.S. entity and accordingly changed its functional currency to the U.S. dollar as of the fiscal year beginning May 1, 2005.

Related Party Transactions

Somanta recorded advisory service fees totaling $37,500 and $142,500 to SCO Financial Group, LLC for the three and nine months ended January 31, 2007, respectively. Somanta recorded board of director fees of $12,000 and $56,000 for the three and nine months ended January 31, 2007. Due to related parties at January 31, 2007 consists of $75,000 payable to SCO, and the remainder is payable to members of the board of directors for their fees and reimbursement of expenses.

See also Note 6, in the attached Consolidated Year End Financial Statements for a discussion of related party transactions

Liquidity and Capital Resources

Since inception, Somanta has funded its operations primarily through sales of its equity and debt securities. As of April 30, 2006, Somanta received $5,199,757 in net proceeds from sales of its equity securities and approximately $1,329,402 in debt financing. A portion of the debt financing was repaid in prior fiscal years. The balance was repaid at the beginning of February 2006.

As of January 31, 2007, Somanta had $129,104 (unaudited) in cash compared to $1,587,751 at April 30, 2006, the end of its most recent fiscal year.

Net cash used in operating activities for the nine months ended January 31, 2007, totaled $1,460,647 (unaudited) and was used to fund its net losses in the period which were partly offset by increases in liabilities and non-cash expenses. In liabilities, its accounts payable and accrued liabilities increased $1,223,600 (unaudited) and due to related parties increased $144,003 (unaudited). Its non-cash expense includes $2,381,024 (unaudited) related to the change in fair value of its warrant liabilities and $178,046 (unaudited) for compensation related to stock options.

For the nine months ended January 31, 2007, its investing activities consisted of the receipt of $2,000 (unaudited) for the sale of computer equipment. For the nine months ended January 31, 2006, its investing activities consisted of the purchase of equipment of $5,601 (unaudited).

For the nine months ended January 31, 2007, Somanta had no financing activities. For the nine months ended January 31, 2006, Somanta completed a private placement of 592.6318 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) at a price of $10,000 per share. The Series A Preferred shares consisted of 464 shares purchased by investors which are convertible into 7,733,333 shares of common stock and 128.6318 shares that gave effect to the conversion amount of $1,286,318, representing the value of the converted note of $1,250,000 and the associated accrued interest of $36,318. The total 592.6318 preferred shares are convertible into 9,877,197 common shares. Gross proceeds to the Company were $4,640,000, including $3,671,209 in cash, payments to various vendors amounting $968,791, which included cash payment of $624,105 to SCO Securities, LLC, its placement agent.

Somanta invested a substantial portion of its available cash in investment securities consisting of high quality, marketable debt instruments of corporations and financial institutions. Somanta adopted an investment policy and established guidelines relating to diversification and maturities of its investments to preserve principal and maintain liquidity.

Somanta consumed substantial amounts of capital since its inception. Somanta does not believe its existing cash resources, including the net proceeds from its private placement in January 2006 will be sufficient to fund its anticipated cash requirements beyond the fourth quarter of the fiscal year beginning May 1, 2006. Somanta will require significant additional financing in the future to fund its operations. Its future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

• progress in, and the costs of, its pre-clinical studies and clinical trials and other research and development programs;

• the scope, prioritization and number of research and development programs;

•	the ability of Somanta’s collaborators and us to reach the milestones, and other events or developments, under our future collaboration agreements;

• the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

• the costs of securing manufacturing arrangements for clinical or commercial production of product candidates; and

•	the costs of establishing, or contracting for, sales and marketing capabilities if we obtain regulatory clearances to market Somanta’s product candidates.

As of April 30, 2006, Somanta had $1,587,751 in cash compared to $102,885 at April 30, 2005, the end of its prior fiscal year.

On August 23, 2005, Somanta received $1,000,000 in net proceeds from a debt financing (see Note 11 in the attached Consolidated Financial Statements). Somanta issued a $1,000,000 secured convertible note to SCO Capital Partners LLC. The note was secured by its assets, carried an annual interest rate of 7.5%, and was due at the earlier of (i) Somanta’s completion of an equity financing of at least $10,000,000 or (ii) August 23, 2006. SCO Capital Partners LLC had the option to be repaid in cash or to purchase shares of the financing at the lowest price paid by institutional investors.

On November 7, 2005, Somanta and SCO Capital Partners LLC agreed to expand this facility up to $1,250,000. Under the terms of the revised arrangement, the security and interest rate remained unchanged. The terms were amended and restated to require repayment at the earlier of (i) Somanta’s completion of an equity financing of at least $5,000,000 or (ii) February 28, 2006. In addition, for each $50,000 borrowed on the additional $250,000 line of credit, Somanta agreed to issue a six-year warrant to purchase shares of common stock at $0.01 per share in the amount of 1% of Somanta’s fully diluted common shares outstanding. Somanta drew an additional $250,000 under this arrangement, for a total amount outstanding of $1,250,000 and has issued warrants to purchase 866,534 shares for $0.01 per share.

On January 31, 2006, this note and accrued interest was converted in its entirety to Series A Convertible Preferred Stock and the security interest in Somanta’s assets was released. On January 31, 2006, Somanta received $3,671,209 in net proceeds from the sale of Series A Convertible Preferred Stock and warrants to purchase common stock (see Note 12 in the attached Consolidated Financial Statements) . Somanta invested a substantial portion of its available cash in investment securities consisting of high quality, marketable debt instruments of corporations and financial institutions. Somanta has adopted an investment policy and established guidelines relating to diversification and maturities of its investments to preserve principal and maintain liquidity.

Net cash used in operating activities for the year ended April 30, 2006, totaled $3,859,408 and was used to fund Somanta’s net losses in the period which were partly offset by increases in liabilities and non-cash expenses. In liabilities, Somanta’s accounts payable increased $199,086 and its accrued liabilities increased $137,846, reflecting the overall increase in its level of business activity in the most current fiscal year. Somanta’s non-cash expenses included interest expense of $514,981 for the value of warrants related to its secured convertible note and offset by change in fair value of warrant liabilities of $137,543, interest expense of $364,721 for the value of beneficial conversion feature of secured convertible note (see Note 11, Convertible Note, in the attached Consolidated Financial Statements), options expense of $300,616 to record the value of options issued to officers and directors, and warrants expense of $92,689 to record the value of warrants issued to non-employees.

Net cash used in operating activities for the year ended April 30, 2005, totaled $631,690 and was used to fund Somanta’s net losses in the period, which were partly offset by increases in accrued liabilities of $117,996 and in accounts payable of $64,887 due to an increased level of business activity and in options expense of $257,515 to record the value of options issued to officers and directors.

For the year ended April 30, 2006 Somanta used $21,391 in investing activities, consisting of the acquisition of computer equipment. For the year ended April 30, 2005, used $3,433 in investing activities, consisting of the acquisition of computer equipment.

For the year ended April 30, 2006, Somanta generated $5,365,665 of cash from financing activities, primarily the net proceeds from its sale of a secured convertible note and its sale of Series A Convertible Preferred Stock (see Notes 11 and 12 in the attached Consolidate Financial Statements).

For the year ended April 30, 2005, Somanta generated $578,726 of cash from financing activities through the sale of equity to private investors.

Somanta consumed substantial amounts of capital since its inception. Somanta does not believe its existing cash resources, including the net proceeds from its private placement in January 2006 will be sufficient to fund its anticipated cash requirements beyond the third quarter of the fiscal year beginning May 1, 2006. Somanta will require significant additional financing in the future to fund its operations. Somanta’s future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•	progress in, and the costs of, Somanta’s pre-clinical studies and clinical trials and other research and development programs;

• the scope, prioritization and number of research and development programs;

•	the ability of Somanta’s collaborators and us to reach the milestones, and other events or developments, under Somanta’s future collaboration agreements;

• the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

• the costs of securing manufacturing arrangements for clinical or commercial production of product candidates; and

•	the costs of establishing, or contracting for, sales and marketing capabilities if Somanta obtains regulatory clearances to market Somanta’s product candidates.

Until Somanta can generate significant continuing revenues, Somanta expects to satisfy its future cash needs through strategic collaborations, private or public sales of its securities, debt financings or by licensing all or a portion of its product candidates or technology to third parties. Somanta cannot be certain that additional funding will be available to it on acceptable terms, or at all. If funds are not available, Somanta may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or its commercialization efforts.

To date, Somanta has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes

Recent Accounting Pronouncements

In May 2005, the FASB issued FASB Statement No. 154,“Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Management believes that changes resulting from adoption of the FASB will not have a material effect on the financial statements taken as a whole.

In June 2005, the EITF reached a consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements,” which requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after June 29, 2005. Earlier application is permitted in periods for which financial statements have not been issued. The adoption of this Issue did not have an impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and in February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

• Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

•
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

• Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. Management believes that changes resulting from adoption of the SFAS 155 will not have a material effect on the financial statements.

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effective beginning the first fiscal year that begins after September 15, 2006. Somanta does not expect the adoption of FAS 156 will have a material impact on our financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” that provides guidance on the accounting for uncertainty in income taxes recognized in financial statements. The interpretation will be adopted by us on May 1, 2007. Somanta is currently evaluating the impact of adopting FIN 48; however, Somanta does not expect the adoption of this provision to have a material effect on our financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” that provides guidance on how a change or a potential change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for the lease. This staff position will be adopted by us on May 1, 2007. Somanta is currently evaluating the impact of adopting this FSP; however, Somanta does not expect the adoption of this provision to have a material effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Somanta does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This Statement is effective as of the end of the fiscal year ending after December 15, 2006. Somanta does not have any defined benefit plans, or other post-retirement plans, and, therefore, this Statement does not apply to us. Somanta does not expect SFAS No. 158 to have any impact on our consolidated financial statements.

Competition

The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to Somanta’s, including research and development of products for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer also focus on mAb-based cancer therapeutics, small molecule discovery and development. A 2005 survey by the Pharmaceutical Research and Manufacturers of America listed nearly 400 new treatments for cancer that are currently being tested by researchers.

To Somanta’s knowledge, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to Somanta’s efforts include Abgenix/Amgen, Antisoma, Genmab, ImClone/Bristol-Myers Squibb, ImmunoGen, Schering AG, Biogen Idec, Roche, Genentech and Merck.

In addition, a number of other companies are involved in the development of chemotherapeutic products directly related to Somanta’s efforts including Bristol-Myers Squibb, Pfizer, GlaxoSmithKline, Novartis, Eli Lilly, Wyeth and Roche.

Somanta expects to encounter significant competition for the pharmaceutical products Somanta is developing and plan to develop in the future. Many of Somanta’s competitors have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than Somanta does.

In addition, some such companies have considerable experience in pre-clinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which Somanta is working and they may also market commercial products, either on their own or through collaborative efforts. If any of these competitors were to complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before Somanta does they may achieve a significant competitive advantage

Historical Expenditures

Prior to May 1, 2006, Somanta has historically accounted for costs by company rather that by product.

Patent and license expenditures are expenditures that Somanta has not allocated to particular products. General and administrative expenses include salaries of the Chief Executive Officer, finance and administrative staff, rent and occupancy, telephone and office, corporate legal and audit, and investor relations. These expenses are not separated by product but are set forth on Somanta’s Consolidated Statements of Operations and Deficit under “Expenses—general and administrative”.

Total licensing and product development expenses for the last two years are set forth on Somanta’s Consolidated Statements of Operations and Deficit under “Expenses—licensing and product development.” This line item includes third-party development, patent and license expenditures, but not allocated by product.

Expenditures to Completion

Somanta’s business strategy is to in-license rights to promising product candidates, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally to out-license rights to manufacture and/or market resulting product candidates to other pharmaceutical firms in exchange for royalties and license fees. The path to commercialization is varied and uncertain such that Somanta cannot anticipate the path to be taken for any particular product. It is not possible for us to predict or even estimate the nature, timing, or future costs, project completion dates, or when material net cash flows might be realized on any particular project. However, Somanta does expect that its costs will increase as Somanta continues to develop each of the licensed products and move each licensed product closer to commercialization. Somanta’s expectations could change quickly in the event that Somanta is able to out-license any product.

Somanta’s business strategy is to use its product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand. Out-license opportunities could occur at any time. Licensees would be expected, to the extent necessary, to: participate in the remaining clinical development required to obtain final regulatory approval for the product; relieve it of some or all of the costs to finalize development; and/or pay it upfront and milestone payments. To date, Somanta has out-licensed Alchemix to Advanced Cardiovascular Devices, LLC, for the development and commercialization of products for use in vascular disease applications worldwide.

Trend Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

For example, Somanta intends to enter into agreements with other biopharmaceutical companies for the continued clinical development and marketing of its product development candidates. Generally, Somanta intends to enter into these agreements when Somanta successfully completes the Phase II clinical trials and when human clinical data shows the safety and efficacy of its product development candidates.

Consistent with the industry, business, and intellectual property risks disclosed above in this report, Somanta’s revenue trend in the foreseeable future is highly uncertain. Even if Somanta is able to obtain sufficient funding to conduct all current the programs of its business, Somanta would not expect to achieve additional revenues in the next fiscal year according to the schedules of revenues in its current agreements with other companies for pre-clinical and clinical development.

To achieve these goals Somanta will need to expand its pre-clinical testing, its manufacturing that is compliant with current good manufacturing practices and the initiation of human clinical trials. This will mean that the level of expenditures will accelerate from those reported historically and will require that Somanta funds these expenditures principally from the sale of its equity securities. Specifically, Somanta is currently obligated to pay license fees of $200,000, milestone payments of $46,000 and research fees of $372,000, for a total of $618,000 all in the next fiscal year.

Other than as discussed above, Somanta is not aware of any material trends related to its business of product development, patents and licensing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 31, 2006, Rotenberg Meril Solomon Bertiger & Guttilla, PC, certified public accountants (“Rotenberg Meril”) resigned as the Somanta’s independent registered public accounting firm.

The audit committee of Somanta, on January 31, 2006, appointed Stonefield Josephson, Inc. (“Stonefield”) as Somanta’s new independent registered public accounting firm. The appointment was effective immediately. Stonefield Josephson, Inc. has served as independent registered public accounting firm for Somanta Incorporated since August 2, 2005.
The report of Rotenberg Meril on Somanta’s financial statements for the year ended December 31, 2004 did not contain any adverse opinion, or disclaimer of opinion, nor were they qualified or modified as to audit scope or accounting principles.
In connection with its audit of Somanta’s predecessor financial statements for the year ended December 31, 2004, and through any subsequent interim periods through the change in accountants, there were no disagreements with Rotenberg Meril on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Rotenberg Meril, would have caused it to make reference thereto in its reports. There were no “reportable events” as set forth in Item 304(a)(1)(iv) of Regulation S-B.

During Somanta’s two most recent fiscal years and the period from the end of the most recent fiscal year to the date of appointment of Stonefield, neither Somanta nor anyone acting on its behalf consulted with Stonefield with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Somanta’s financial statements, or any other matters or events set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B.

INDEX TO SOMANTA FINANCIAL STATEMENTS

SOMANTA PHARMACEUTICALS, INC. AND SUBSIDIARIES

April 30, 2006

Report of Independent Registered Public Accounting Firm	173

Consolidated Balance Sheet as of April 30, 2006	174

Consolidated Statements of Operations and Comprehensive Loss for the years ended April 30, 2006 and 2005 and for the period from inception of operations (April 19, 2001) to April 30, 2006	175

Consolidated Statements of Stockholders’ Deficit for the period from inception of operations (April 19, 2001) to April 30, 2006	176

Consolidated Statements of Cash Flows for the years ended April 30, 2006 and 2005 and for the period from inception of operations (April 19, 2001) to April 30, 2006	179

Notes to Consolidated Financial Statements as of April 30, 2006	180

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Somanta Pharmaceuticals, Inc.
Irvine, California

We have audited the accompanying consolidated balance sheet of Somanta Pharmaceuticals, Inc., formerly Hibshman Optical Corp. (a development stage company) as of April 30, 2006, and the related consolidated statements of operations and consolidated stockholders’ deficit and consolidated cash flows for the years ended April 30, 2006 and 2005, and for the period from inception of operations (April 19, 2001) to April 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Somanta Pharmaceuticals, Inc. as of April 30, 2006, and the results of its operations and its cash flows for the years ended April 30, 2006 and 2005, and for the period from inception of operations (April 19, 2001) to April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s operating losses, negative working capital and stockholders’ deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/  STONEFIELD JOSEPHSON, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Irvine, California
June 16, 2006

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)
Consolidated Balance Sheet
April 30, 2006

Assets
Current assets:
Cash	1,587,751
VAT receivable	1,628
Prepaid expenses	91,075
Total current assets	1,680,454

Office equipment, net of accumulated depreciation of $1,532	23,400

Other assets:
Restricted funds	152,048
Deposits	2,700
Total other assets	154,748
Total assets	1,858,602

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	265,800
Accrued expenses	157,584
Accrued research and development expenses	155,694
Deferred revenue	8,572
Warrant liabilities	2,855,726

Total current liabilities	3,443,376

Stockholders’ deficit:
Preferred stock - $0.001 par value, 20,000,000 shares authorized Series A Convertible Preferred Stock, $0.001 par value, 2,000 shares designated, 592.6318 shares issued and outstanding	1
Common Stock, $0.001 par value, 100,000,000 shares authorized, 14,274,534 shares issued and outstanding	14,275
Additional paid-in capital	6,701,458
Deficit accumulated during the development stage	(8,300,508)
Total stockholders’ deficit	(1,584,774)

Total liabilities and stockholders’ deficit	1,858,602

The accompanying notes are an integral part of these financial statements.

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Consolidated Statements of Operations and Comprehensive Loss
Years ended April 30, 2006 and 2005 and for the Period from Inception of Operations
(April 19, 2001) to April 30, 2006

	Year ended April 30,		From Inception of Operations (April 19, 2001) to April 30, 2006
	2006	2005
Revenue	$1,428	$—	$1,428
Operating expenses:
General and aministrative	(3,461,971)	(755,255)	(4,687,045)
Research and development	(647,888)	(374,035)	(1,198,914)
Loss from operations	(4,108,431)	(1,129,290)	(5,884,531)

Other income (expense):
Interest income	12,348	—	12,348
Interest expense	(1,016,020)	—	(1,016,020)
Change in fair value of warrant liabilities	137,543		137,543
Gain on settlement of debt	5,049	—	5,049
Currency translation loss	(30,241)	—	(30,241)
Loss before income taxes	(4,999,752)	(1,129,290)	(6,775,852)

Income taxes	(2,339)	—	(2,339)

Net loss	(5,002,091)	(1,129,290)	(6,778,191)

Deemed dividends on convertible preferred stock	(1,522,317)	—	(1,522,317)

Net loss applicable to common shareholders	(6,524,408)	(1,129,290)	(8,300,508)
Comprehensive loss-foreign currency translation adjustment	—	(5,719)	—
Comprehensive loss	$(6,524,408)	$(1,135,009)	$(8,300,508)
Net loss per share—basic and diluted	$(0.47)	$(0.20)	$(0.65)
Weighted average number of shares outstanding—basic and diluted	14,274,365	5,576,845	13,044,120

The accompanying notes are an integral part of these financial statements.

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Consolidated Statement of Stockholders’ Deficit
For the Period from Inception of Operations (April 19, 2001) to April 30, 2006

	Preferred Stock		Common Stock		Additional paid-in	Shares to be	Subscription	Deferred Equity- Based	Accumulated Other Comprehesive Loss-Foreign Currency Translation	Deficit Accumulated During Development	Total Stockholders' Equity/
	Shares	Amount	Shares	Amount	Capital	Issued	Receivable	Expense	Adjustment	Stage	(deficit)
Balance at April 19, 2001 (Inception)	—	$—	—	$—	$—	$—	$—	$—	$—	$—	$—
Shares issued for cash at $.0326			4,299,860	4,300	135,680		(97,245)				42,735
Shares issued for services at $.0139			514,674	515	11,801			(11,177)			1,139
Amortization of deferred expense								521			521
Comprehensive loss—foreign currency translation adjustment									29,905		29,905
Net loss for the period from inception to April 30, 2002										(95,901)	(95,901)

Balance at April 30, 2002	—	—	4,814,534	4,815	147,481	—	(97,245)	(10,656)	29,905	(95,901)	(21,601)

Shares issued for cash at $1.0677			14,601	15	15,575						15,590
Shares issued for services at $.0214			219,010	219	4,472			(3,127)			1,564
Amortization of deferred expense								3,808			3,808
Receipt of cash for subscription receivable							91,517				91,517
Comprehensive loss—foreign currency translation adjustment									1,534		1,534
Net loss for the year ended April 30, 2003										(111,456)	(111,456)

Balance at April 30, 2003	—	—	5,048,145	5,049	167,528	—	(5,728)	(9,975)	31,439	(207,357)	(19,044)
Shares issued for cash at $1.2479			350,164	350	436,637		(81,464)				355,523
Shares issued for services at $1.2587			22,233	22	27,962			(25,216)			2,768
Amortization of deferred expense								7,691			7,691
Exchange for loan payment and compensation					181,371		2,909				184,280
Comprehensive loss—foreign currency translation adjustment									(51,651)		(51,651)
Net loss for the year ended April 30, 2004										(439,453)	(439,453)

	Shares	Amount	Shares	Amount	Additional Paid-in	Shares to be issued	Subscription Receivable	Deferred Equity-Based Expense	Accumulated Other Comprehensive Loss-Foreign Currency Translation Adjustment	Deficit Accumulated During Development Stage	Total Stockholders' Equity /Deficit

Balance at April 30, 2004	—	—	5,420,541	5,421	813,498	—	(84,283)	(27,500)	(20,212)	(646,810)	40,114
Shares issued for cash at $1.3218			374,073	374	494,069						494,443
Shares issued for services at $1.2308			21,901	22	26,933						26,955
3,650 shares to be issued for service at $1.4973						5,465					5,465
Amortization of deferred expense								26,939			26,939
Receipt of cash for subscription receivable							84,283				84,283
Options issued for services					257,515						257,515
Comprehensive loss—foreign currency translation adjustment									(5,719)		(5,719)
Net loss for the year ended April 30, 2005										(1,129,290)	(1,129,290)

Balance at April 30, 2005	—	—	5,816,515	5,817	1,592,015	5,465	—	(561)	(25,931)	(1,776,100)	(199,295)

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Consolidated Statement of Stockholders’ Deficit—(Continued)
For the Period from Inception of Operations (April 19, 2001) to April 30, 2006

	Preferred Stock		Common Stock		Additional paid-in	shares to be	Subscription	Deferred Equity - based	Accumulated other comprehensive Loss-Foreign Currency Translation	Deficit Accumulated During Development	Total Stockholders' Equity/
	Shares	Amount	Shares	Amount	Capital	Issued	Receivable	Expense	Adjustment	Stage	(Deficit)
Write off foreign currency translation adjustment									25,931		25,931
Shares issued for cash at $1.5656			12,669	13	19,821						19,834
Shares issued for prior service			3,650	3	5,462	(5,465)					—
Amortization of deferred expense								561			561
Options issued for services					300,616						300,616
Recapitalization with Bridge Oncology			7,865,000	7,865	(92,335)						(84,470)
Beneficial conversion feature associated with convertible debt financing					364,721						364,721
Convertible Series A Preferred Stock issued for cash at $10,000 (net of issuance costs of $544,169)	464.0000	0.464			4,095,830						4,095,830
Convertible Series A Stock issued on conversion of notes payable	128.6318	0.1286			1,286,318						1,286,318
Deemed dividend on account of beneficial conversion feature associated with issuance of Convertible Series A Preferred Stock					1,522,317					(1,522,317)	—
Issuance costs on warrants issued to placement agent in connection with the Convertible Series A Preferred Stock					(429,757)						(429,757)
Discount on warrant issued with Convertible Series A Preferred Stock					(2,048,531)						(2,048,531)
Recapitalization with Hibshman Optical Corp.			576,700	577	(7,708)						(7,131)
Warrant expense					92,689						92,689
Net loss for the year ended April 30, 2006										(5,002,091)	(5,002,091)
Balance at April 30, 2006	592.6318	$0.5926	14,274,534	$14,275	$6,701,458	$—	$—	$—	$—	$(8,300,508)	$(1,584,774)

The accompanying notes are an integral part of these financial statements.

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Consolidated Statements of Cash Flows
Years ended April 30, 2006 and 2005 and for the Period from Inception of Operations
(April 19, 2001) to April 30, 2006

	Year ended April 30,		From Inception of Operations (April 19, 2001) to April 30, 2006
	2006	2005
Cash flows provided by (used for) operating activities:
Net loss	$(5,002,091)	$(1,129,290)	$(6,778,191)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation	1,496	36	1,532
Amortization of stock based expense	562	26,939	39,520
Write off foreign currency translation adjustment	25,931	—	25,931
Change in fair value of warrant liabilities	(137,543)		(137,543)
Shares issued for services and compensation	—	26,955	219,262
Shares to be issued for services	—	5,465	—
Gain on settlement of debts	(5,049)	—	(5,049)
Options expense	300,616	257,515	558,131
Warrant expense	92,689		92,689
Interest expense related to beneficial conversion feature on convertible note	364,721	—	364,721
Interest expense related to warrants issued on convertible note	514,981	—	514,981
Changes in assets and liabilities:
(Increase) decrease in assets—
VAT receivable	61,952	(41,924)	1,816
Restricted funds	(152,048)	—	(152,048)
Prepaid expenses	(82,166)	(8,638	(90,804)
Deposits	(2,700)		(2,700)
Increase (decrease) in liabilities:
Accounts payable	199,086	64,887	260,501
Accrued liabilities	137,846	117,996	301,418
Deferred revenue	8,572	—	8,572
Due to officer and related party	(186,263)	48,369	(137,894)
Net cash used for operating activities	(3,859,408)	(631,690)	(4,915,155)
Cash flows used for investing activities:
Purchase of equipment	(21,391)	(3,433)	(24,824)
	(21,391)	(3,433)	(24,824)
Net cash used for investing activities
Cash flows provided by financing activities:
Loan payable—related party	—	—	79,402
Loan payment—related party	—	—	(7,367
Proceeds from convertible note-related party	1,250,000	—	1,250,000
Proceeds from issuance of common stock	19,834	494,443	928,125
Proceeds from issuance of preferred stock	4,095,831		4,095,831
Cash received for subscription receivable	—	84,283	175,801
Net cash provided by financing activities	5,365,665	578,726	6,521,792
Effect of exchange rate changes on cash	—	8,463	5,938
Increase (decrease) in cash	1,484,866	(47,933)	1,587,751
Cash, beginning of period	102,885	150,818	—
Cash, end of period	$1,587,751	$102,885	$1,587,751
Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$—
Income tax paid	$—	$—	$—
Supplemental disclosure of non-cash operating and financing activities:
Loan reduction with shares	$—	$—	$2,909
Issuance of warrants in conjunction with convertible preferred stock	$2,341,785	$—	$2,341,785
Deemed dividends related to convertible preferred stock	$1,522,317	$—	$1,522,317
Conversion of note and accrued interest	$1,286,318	$—	$1,286,318

The accompanying notes are an integral part of these financial statements.

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Notes to Consolidated Financial Statements

1. ORGANIZATION, BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Organization

Somanta Pharmaceuticals, Inc. is a Delaware corporation that was formed for the purpose of effecting the reincorporation of Hibshman Optical Corp., a New Jersey corporation, into the State of Delaware and for the purpose of consummating a business combination via a reverse merger of Somanta Incorporated and Hibshman Optical Corp. Pursuant to this reverse merger, Somanta Incorporated became the wholly-owned subsidiary of Somanta Pharmaceuticals, Inc. and the sole operating subsidiary of Somanta Pharmaceuticals, Inc. For financial reporting purposes, this transaction has been reflected in the accompanying financial statements as a recapitalization of Somanta Incorporated and the financial statements of Somanta Pharmaceuticals, Inc. reflect the historical financial information of Somanta Incorporated. References herein to the “Company” or “Somanta” are intended to refer to each of Somanta Pharmaceuticals, Inc. and its wholly owned subsidiary Somanta Incorporated, as well as Somanta Incorporated’s wholly-owned subsidiary Somanta Limited.

Hibshman Optical Corp. was originally incorporated in the State of New Jersey in 1991 under the name PRS Sub I, Inc. The name was subsequently changed to Service Lube, Inc., then to Fianza Commercial Corp. and then to Hibshman Optical Corp. The business plan since that time had been to seek to enter into a business combination with an entity that had ongoing operations through a reverse merger or other similar type of transaction.

Somanta Incorporated was incorporated as Somantis Limited under the laws of England and Wales on April 19, 2001. Somantis Limited changed its name to Somanta Limited on March 14, 2005, and performed business as a United Kingdom entity through the fiscal year ending April 30, 2005. On August 22, 2005, Somanta Limited became a wholly owned subsidiary of Bridge Oncology Products, Inc. (“BOPI”), a privately held Delaware corporation, pursuant to a share exchange with BOPI.; however, Somanta Limited was deemed the accounting acquirer in this share exchange transaction. On August 24, 2005, the name of BOPI was changed to Somanta Incorporated.

Somanta Pharmaceuticals, Inc. is a development stage biopharmaceutical company engaged in the development of products for the treatment of cancer. The Company has in-licensed five product development candidates from academic and research institutions in the United States and Europe designed for use in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval. The Company intends to obtain approval from the United States Food and Drug Administration (“FDA”) and from the European Medicines Evaluation Agency (“EMEA”) for the products.

Somanta is a development stage enterprise since the Company has not generated revenue from the sale of its products, and its efforts have been principally devoted to identification, licensing and clinical development of its products as well as raising capital through April 30, 2006. Accordingly, the financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

In connection with the merger with Somanta Incorporated, Somanta Pharmaceuticals, Inc., has changed its fiscal year end from December 31 to April 30 which is the fiscal year end of Somanta Incorporated.

Basis of Presentation

The accompanying financial statements include the accounts of Somanta Pharmaceuticals, Inc. ,formerly Hibshman Optical Corp. (legal acquirer) and its 100 % owned subsidiary, Somanta Incorporated. All significant inter-company accounts and transactions have been eliminated in consolidation. The financial statements for the period from inception through April 30, 2005 are those of Somanta Limited. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) considered necessary for a fair presentation have been included.

Going Concern

The Company reported a net loss of $5,002,091 and net loss applicable to common shareholders of $6,524,408 for the year ended April 30, 2006. The net loss from date of inception, April 19, 2001 to April 30, 2006, totaled $6,778,191 (net loss applicable to common shareholders of $8,300,508). The Company’s operating activities have used cash since its inception. These losses raise substantial doubt about the Company’s ability to continue as a going concern.

Continued operations will depend on whether the Company is able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds may not become available on acceptable terms, and there can be no assurance that any additional funding that the Company obtains will be sufficient to meet its needs in the long term. Through April 30, 2006, a significant portion of the Company’s financing has been through private sales of capital stock. The Company will continue to fund operations from cash on hand and through the sources of capital previously described. The Company can give no assurance that any additional capital that it is able to obtain will be sufficient to meet future needs.

The Company does not expect to have sufficient cash to fund operations through the third quarter of the fiscal year beginning May 1, 2006, given the current and desired pace of clinical development of its product candidates. If cash reserves are not sufficient to sustain operations during that period, management plans to raise additional capital by selling shares of capital stock or other securities. There can be no assurance that such capital will be available on favorable terms or at all. The Company will need additional financing thereafter until it can achieve profitability, if ever.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Reclassifications

For comparative purposes, prior periods’ consolidated financial statements have been reclassified to conform with report classifications of the current period.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. At April 30, 2006, there were no cash equivalents.

Office Equipment

Office equipment is recorded at cost, net of accumulated depreciation. Depreciation on equipment is calculated using the straight-line method over the estimated useful lives of the assets, five years. The Company recorded depreciation expense for the years ended April 30, 2006 and 2005 of $1,496 and $36, respectively.

Intangible Assets—Patents and Licenses

All patent and license costs are charged to expense when incurred.

Revenue Recognition

The Company recognizes revenue from licensing its proprietary technology in accordance with SEC staff Accounting Bulletin No. 104 (“SAB 104”). SAB 104 requires revenue to be recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determined, and collection is reasonably assured. Licensing fees, including upfront payments upon execution of a new agreement, are recognized ratably over the license term of such agreement.

Research and Development

All research and development costs consist of expenditures for royalty payments, licensing fees, and contracted research by third parties.

Stock Based Compensation

The Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation”, prospectively for all employee options granted, modified, or settled after May 1, 2003. In accordance with FASB Statement No. 123, the Company has expensed the fair value of the vested options during its fiscal year beginning May 1, 2005. The fair value was estimated using the Black-Scholes valuation method, assuming a dividend yield of zero, volatility factors ranging from zero to 101.8%, risk-free interest rates prevailing at the option grant dates which ranged from 4.1% to 4.8%, and expected option lives ranging from 6 to 7 years. The amounts recorded as expense in years ended April 30, 2006 and 2005, were $300,615 and $257,515, respectively. As of April 30, 2006, there were 3,825,249 options outstanding.

Translation of Foreign Currency in Financial Statements

From inception through the fiscal year ended April 30, 2005, the functional currency of the Company was the United Kingdom pound and its reporting currency was United States dollar.

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related revenue and expense amounts are translated at the weighted average rates of exchange during the fiscal year. Translation adjustments arising from differences in exchange rates from these transactions are reported as accumulated other comprehensive loss—foreign currency translation adjustment in the statement of stockholders’ deficit. The currency exchange rate as of April 30, 2005 was 1.9122

On August 22, 2005, the Company, then known as Somanta Limited, took part in a share exchange with Bridge Oncology Products, Inc., a Delaware company, and became a subsidiary of Bridge Oncology Products, Inc. (Note 10). As a result of this transaction, Somanta Limited became a wholly owned subsidiary of a U.S. entity and accordingly changed its functional currency to the U.S. dollar as of the fiscal year beginning May 1, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes are provided for on a liability method for temporary differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Income taxes are calculated in accordance with the tax laws of the United States for the year ended April 30, 2006, and in accordance with the tax laws of England and Wales for the year ended April 30, 2005 where the Company was located. Since the Company had net losses for the years ended April 30, 2006 and 2005, provisions for income taxes in the financial statements include only state minimum taxes for the year ended April 30, 2006.

Segment Reporting

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Since the Company operates in one business segment dedicated to development of therapeutic candidates for the treatment of cancers, segment disclosure has not been presented. Through fiscal 2005, all of the Company’s assets and operations were located in UK. In fiscal 2006, a majority of the Company’s assets and the headquarters of the corporation have been moved to the United States.

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the company disclose estimated fair values of financial instruments. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Basic and diluted net loss per share

Net loss per share is calculated in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all potential dilutive convertible shares and stock options or warrants were converted or exercised. The calculation of diluted net loss per share excludes potential common stock equivalents if the effect is anti-dilutive. The Company’s weighted common shares outstanding for basic and dilutive were the same since the effect of common stock equivalents was anti-dilutive.

The Company has the following dilutive convertible shares, stock options and warrants as of April 30, 2006 and 2005 which were excluded from the calculation since the effect is anti-dilutive.

	2006	2005
Convertible preferred stock	9,877,194	—
Stock options	3,825,249	2,204,701
Warrants	6,952,838	—
Total	20,655,281	2,204,701

The Company’s undeclared dividend on Preferred Stock amounting $115,604 was included in the computation of net loss per share in accordance with SFAS No. 129 (note 12).

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). On April 14, 2005, the Securities and Exchange Commission (“SEC”) announced the adoption of a rule that defers the required effective date of SFAS 123R. The SEC rule provides that SFAS 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005. SFAS 123R will be effective for our fiscal year beginning May 1, 2006, and allows for the use of the Modified Prospective Application Method. Under this method, SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption is recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods will be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123. Management does not believe SFAS 123R will have a material impact on the financial statements.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123R, to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Management does not believe SFAS 123R will have a material impact on the financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Management believes that changes resulting from adoption of the FASB will not have a material effect on the financial statements taken as a whole.

In June 2005, the EITF reached a consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements,” which requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after June 29, 2005. Earlier application is permitted in periods for which financial statements have not been issued. The adoption of this Issue did not have an impact on the Company’s financial statements.

In February 2006, the FASB decided to move forward with the issuance of a final FSP FAS 123R-4 Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event. The guidance in this FSP FAS 123R-4 amends paragraphs 32 and A229 of FASB Statement No. 123R to incorporate the concept articulated in footnote 16 of FAS 123R. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. Originally under FAS 123R, a provision in a share-based payment plan that required an entity to settle outstanding options in cash upon the occurrence of any contingent event required classification and accounting for the share based payment as a liability. This caused an issue under certain awards that require or permit, at the holder’s election, cash settlement of the option or similar instrument upon (a) a change in control or other liquidity event of the entity or (b) death or disability of the holder. With this new FSP, these types of cash settlement features will not require liability accounting so long as the feature can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) until it becomes probable that event will occur. The guidance in this FSP shall be applied upon initial adoption of Statement 123®. An entity that adopted Statement 123® prior to the issuance of the FSP shall apply the guidance in the FSP in the first reporting period beginning after February 2006. Early application of FSP FAS 123R-4 is permitted in periods for which financial statements have not yet been issued. The Company does not anticipate that this new FSP will have any material impact upon its financial condition or results of operations.

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement:

a. Permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4 of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company is currently evaluating the impact of SFAS 155.

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effect beginning the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 156 will have a material impact on our financial position or results of operations.

3. RESTRICTED FUNDS

Under certain provisions of the patent know-how and exclusive sublicense agreement with Immunodex, the Company made a deposit of $150,000 into an escrow account (Note 14). This amount will be released from escrow to Immunodex based on the successful completion of the huBrE-3mAb testing.

4. ACCRUED EXPENSES

Accrued expenses consist of the following at April 30, 2006:

Payroll & vacation	$44,527
Accounting & Legal	110,322
Consultant	687
Interest	2,048
$157,584

5. WARRANT LIABILITIES

The Company issued 6,792,852 warrants in conjunction with convertible note (Note 11) and private placement (Note 12). These warrants have registration rights for the underlying shares. EITF 00-19 provides that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the Company. The warrant agreements require net cash settlement, at the option of the holders, in the event the Company fails to issue and deliver common stock on exercise of the warrants within three business days of receipt of a written exercise notice by a holder. Pursuant to EITF 00-19, the fair value of the warrants revalued at April 30, 2006 was recorded as a warrant liability amounting $2,855,726. The change in fair value of warrant liabilities from the issuance date to the balance sheet date in the amount of $137,543 was recorded as other income in the consolidated statements of operations.

6. RELATED PARTY TRANSACTIONS

Fees Paid to Related Party

Pursuant to a financial advisory agreement dated March 2005 between Bridge Oncology and SCO Financial Group LLC (SCO), which the Company has assumed, the Company compensates SCO with a monthly fee of $12,500 and an annual grant of warrants to purchase 150,000 shares of Company common stock at an exercise price of $.001 for the term of the agreement for financial advisory services. In connection with the issuance of the $1,250,000 convertible secured note (Note 11) and the convertible preferred stock (Note 12), the Company had accrued a fee of $474,105 payable to SCO, which is a major shareholder of the Company. This fee and accrued fees of $141,870 for advisory services and other expenses were paid in full in February 2006.

Loan Payable, Officer

In February 2006, the Company repaid the $81,000 loan to its president and Chief Executive Officer. This loan was interest free and payable on the completion of a significant financing.

Agreement with Related Party

Advance Cardiovascular Devices, LLC

In August 2004, the Company entered into a research collaboration and license agreement with a related party, Advanced Cardiovascular Devices, LLC (ACD). These two entities shared a common board member at that time. In August 2005, ACD paid the Company a non-refundable licensing fee of $10,000 (Note 14).

Virium Pharmaceuticals, Inc.

The Company entered into an exclusive co-development and sublicense agreement in February 2005 with a related entity, Virium Pharmaceuticals, Inc. These two entities share a common director and their largest single shareholder, SCO Capital Partners LLC. On May 19, 2005, the Company paid $50,000 to this related party to in-license phenylbutyrate and expensed this amount.

7. LEASES

The lease on the Company’s London office space of approximately 500 sq. ft. for its UK operations is an operating lease expiring on May 16, 2007. Lease expense for the years ended April 30, 2006 and 2005 were $26,724 and $10,709, respectively.

On October 1, 2005, the Company entered into an operating lease agreement for its San Diego, CA office space of approximately 250 sq.ft. expiring September 30, 2006. Lease expense for the year ended April 30, 2006 was $17,500.

Future commitments under operating leases are as follows:

Year Ended April 30,
2007	$36,186
2008	987
Total minimum lease payment	$37,173

8. INCOME TAXES

The significant components of the Company’s income tax provision (benefit) at April 30, 2006 and April 30, 2005 are as follows:

	April 30, 2006	April 30, 2005
Current Taxes:
Federal	—	—
State	2,339	—
Foreign	—	—
Total	2,339	—
Deferred Taxes:
Federal	—	—
State	—	—
Foreign	—	—
Total	—	—

The principal components of the Company’s deferred tax assets at April 30, 2006 and April 30, 2005 are as follows:

	April 30, 2006	April 30, 2005
US Net Operating Loss Carryforwards at statutory rate	1,107,000	—
UK Net Operating Loss Carryforwards at statutory rate	703,000	462,000
Total	1,810,000	462,000
Less Valuation Allowance	(1,810,000)	(462,000
Net Deferred Tax assets	—	—

A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory income tax rate to the loss before income taxes is as follows:

	April 30, 2006	April 30, 2005
Income tax (benefit) expense at statutory rate	(1,701,000)	(450,000)
Non Deductible Expenses at statutory rate	335,000	(12,000)
Other	18,000
Change in valuation allowance at statutory rate	1,348,000	462,000
	—	—

The Company has established a valuation allowance against its deferred tax asset, due to the uncertainty of the realization of the asset. Management periodically evaluates the recoverability of the deferred tax asset. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

At April 30, 2006 and 2005, the Company had US net operating loss carryforwards of approximately $3,256,000 and $0 respectively, which may be available to offset future taxable income for tax purposes. These net operating loss carryforwards expire in 2026. At April 30, 2006 and 2005, the Company also had UK net operating loss carryforwards of approximately $2,696,000 and $1,776,000 respectively.

The Internal Revenue Code limits the availability of net operating losses that arose prior to certain cumulative changes in a corporation’s ownership resulting in a change of control of the Company. The Company’s use of $167,000 of its prior net operating loss carryforwards will be significantly limited, because the Company underwent “ownership changes” during the fiscal year ended April 30, 2006. Further, the use of UK net operating loss carryforwards may be limited.

9. STOCKHOLDERS’ TRANSACTIONS

Common Stock

From inception through April 30, 2003, the Company financed its operations through the sale of 4,314,461 shares of common stock to individual investors at prices in United Kingdom Pounds translated into US Dollars ranging from approximately $0.03, to $1.10, for a total of $155,570. Of this total, $5,728 remained unpaid at the end April 30, 2003 and was recorded as subscription receivable. In addition, 733,684 shares were issued at $0.03 for the services of consultants, for a total of $17,007. Of this total, $9,975 was recorded to deferred equity-based expense, because some services were performed in the subsequent years. The services were accounted for at the fair value of the common stock issued, measured at the dates the commitments for service were reached with the contractors. The fair value of these shares was determined as equal to the value at which shares were being sold to unaffiliated investors at the times of the commitments for service.

For the year ending April 30, 2004, the Company completed additional sales of 350,164 shares of common stock at approximately $1.23 for a total of $436,987. At the end of April 30, 2004, the amount remaining unpaid for all prior equity sales was $84,283 and was recorded as subscription receivable. The Company issued 22,233 shares of common stock at approximately $1.23 for the services of a consultant, for a total of $27,985. Of this total, $25,216 was recorded as deferred equity-based expense. During the year ended April 30, 2004, 146,007 issued shares were purchased by the President and Chief Executive Officer of the Company from an individual who had not paid for the shares. The fair value of these shares, was determined as equal to the value at which shares were being sold to all other unaffiliated investors at the time of this share purchase. The Company recorded the difference between the purchase price and the fair value of the shares as compensation expense amounting to $181,371.

For the year ending April 30, 2005, the Company sold 374,074 shares to individual investors at approximately $1.33, for a total of $494,443. In this period, 21,901 shares of common stock were issued at approximately $1.23 per share for the services of a consultant, for a total of $26,955.

During the year ended April 30, 2006, the Company sold 12,669 shares to an individual investor at approximately $1.57, for a total of $19,834. In this period, 3,650 shares of common stock were issued at approximately $1.50 in satisfaction of the shares to be issued at April 30, 2005 for a balance of $5,465.

Stock Options

The Board of Directors adopted and the stockholders approved the 2005 Equity Incentive Plan in June 2005. The plan was adopted to recognize the contributions made by the Company’s employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to its future success, and to improve the Company’s ability to attract, retain and motivate individuals upon whom the Company’s growth and financial success depends. Under the plan, stock options may be granted as approved by the Board of Directors or the Compensation Committee. There are 8,000,000 shares reserved for grants of options under the plan, of which 2,204,701 have been issued as substitutions with exact same terms for the 2,204,701 previously issued options outstanding as of April 30, 2005. Stock options vest pursuant to individual stock option agreements. No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Board of Directors or the Compensation Committee) from the date of the grant. The plan will continue in effect until terminated or amended by the Board of Directors or until expiration of the plan on August 31, 2015. As of April 30, 2006, 4,174,751 shares were available for future grants.

For the year ended April 30, 2005, options to purchase 2,204,701 shares were granted with an exercise price of $1.23, equal to the fair market value of the stock in that period. In accordance with FASB Statement No. 123, the Company has expensed $257,515, the fair value of the vested options that year. The fair value was estimated using the Black-Scholes valuation method, assuming a dividend yield of zero, a volatility factor of zero, risk-free interest rates prevailing at the option grant dates which ranged from 4.1% to 4.7%, and expected option lives ranging from 3.5 to 5.7 years.

For the year ended April 30, 2006, options to purchase 1,781,170 shares were granted with an exercise price of $0.60, equal to the fair market value of the stock in that period. In accordance with FASB Statement No. 123, the Company has expensed $300,615, the fair value of the vested options that year. The fair value was estimated using the Black-Scholes valuation method, assuming a dividend yield of zero, volatility factors ranging from zero to 101.8%, risk-free interest rates prevailing at the option grant dates which ranged from 4.1% to 4.8%, and expected option lives ranging from 6 to 7 years. The fair market value of the stock used in the Black-Scholes valuation model was equal to the most recent value at which shares were being sold to unaffiliated investors.

The following table summarizes activity for stock options issued to employees and directors for the years ended April 30, 2006 and 2005:
	Shares	Wtd. Avg Exercise Price
Outstanding April 30, 2004	—
Granted	2,204,701	$1.23
Exercised	—
Forfeited	—
Expired	—
Outstanding April 30, 2005	2,204,701	$1.23
Granted	1,781,170	$.60
Exercised	—
Forfeited	(160,622)	$1.23
Expired	—
Outstanding April 30, 2006	3,825,249	$.94

The following table summarizes information about Company stock options outstanding as of April 30, 2006:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Wtd. Avg Remaining Contr. Life	Wtd. Avg Exercise Price	Number Exercisable	Wtd. Avg Exercise Price
$.60-$1.23	3,825,249	7.9 years	$.94	1,976,121	$1.22

Stock Warrants

Through the year ended April 30, 2005, the Company issued no warrants. During the year ended April 30, 2006, the Company issued warrants to non-employees to purchase up to 6,952,838 common shares over periods ranging from 5 to 7 years at prices ranging from $0.01 to $2.25. Included in the warrants issued were warrants to a non-employee to purchase up to 9,987 common shares over a five year period at a price of $2.25. In accordance with EITF 96-18, the Company determined that the fair value of the equity instrument issued was more reliably measured because it was difficult to determine the value of the services performed. In accordance with FASB Statement No. 123, the Company has expensed the fair value of all the warrants issued during the year. The fair value was estimated using the Black-Scholes valuation method. The assumptions utilized in the valuation model were a dividend yield of zero, volatility factors ranging from 76.5 to 97.2%, the risk-free interest rates prevailing at the warrant issuance dates, which ranged from 4.1 to 4.9%, and expected warrant lives ranging from 2.5 to 3.5 years. The fair market value of the warrants used in the Black-Scholes valuation model was equal to the most recent value at which shares were being sold to unaffiliated investors.

The following table summarizes the activity for warrants issued during the year ended April 30, 2006. The Company issued no warrants during the years ended April 30, 2005 and 2004.
	Shares	Wtd. Avg. Exercise Price
Outstanding April 30, 2005	—
Granted	6,952,838	$.62
Exercised	—
Forfeited	—
Expired	—
Outstanding April 30, 2006	6,952,838	$.62

The following table summarizes information about warrants outstanding as of April 30, 2006:

Warrants Outstanding				Warrants Exercisable
ExercisePrices	Number Outstanding	Wtd. Avg Remaining Contr. Life	Wtd. Avg Exercise Price	Number Exercisable	Wtd. Avg Exercise Price
$0.01	1,016,534	6.6 years	$0.01	1,016,534	$0.01
$0.60	987,720	5.8 years	$0.60	987,720	$0.60
$0.75	4,938,597	5.8 years	$0.75	4,938,597	$0.75
$2.25	9,987	4.1 years	$2.25	9,987	$2.2

10. SHARE EXCHANGE AGREEMENT AND PLAN OF MERGER AGREEMENT

On August 22, 2005, Somanta Limited, a company organized under the laws of England and Wales, became a wholly-owned subsidiary of Bridge Oncology Products, Inc. (“BOPI”), a privately held Delaware corporation pursuant to a share exchange with BOPI. BOPI was formed in February 2005, and its only operation was to in-license a product development candidate for development outside the United States and Canada.

Under the terms of a Share Exchange Agreement by and among BOPI, Somanta Limited, and the shareholders and option holders of Somanta Limited, BOPI (i) issued 5,832,834 shares of BOPI to the twenty-five holders of 79,898,686 ordinary shares of Somanta Limited and (ii) issued substitute options to purchase 2,032,166 shares of BOPI to the eleven holders of Somanta Limited options covering 27,836,800 ordinary shares of Somanta Limited. The exchange ratio in the share exchange was 1 share of BOPI for each 13.698 shares of Somanta Limited. As a result of this share exchange, the shareholders of Somanta Limited owned 50% of the fully diluted ownership of BOPI, and the holders of BOPI owned the remaining 50%.

Somanta Limited options were all priced at 5 pence pursuant to Somanta Limited’s Board resolution dated May 18, 2005. These option grant prices were converted into US dollars at the exchange rate on June 13, 2005, to $0.09 per share. After the exchange ratio from the share exchange was applied, these options now have an exercise price of $1.232828 per share for each BOPI option issued in the share exchange.

The acquisition was accounted for as a recapitalization, as described in FASB 141, 17-3. This transaction is treated as a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to Somanta Limited issuing stock for the net monetary assets of BOPI, accompanied by a recapitalization. The assets of BOPI were recorded at the historical value. The intangible asset on BOPI’s books was written off to the income statement on the date of the acquisition (August 22, 2005). Accordingly, the historical financial statements of Somanta Limited became the historical financial statements of BOPI after this transaction. In accounting for this transaction, since Somanta Limited is deemed to be the purchaser and surviving company, its net assets have been included in the consolidated balance sheets at their historical book values.

On August 24, 2005, the name of BOPI was changed to Somanta Incorporated (“SI”).

On September 7, 2005, SI entered into a letter of intent to effect a merger with Hibshman Optical Corp (“Hibshman”), a New Jersey corporation, and a public reporting company that did not have a market for its common stock. Hibshman was formed in 1991 under the name PRS Sub I, Inc., as a subsidiary of People Ridesharing Systems, Inc. (“PRS”), a public corporation that had filed for Bankruptcy in 1989. In March 1992 the name of PRS Sub I was changed to Service Lube, Inc., in anticipation of becoming an operating business. In April 1992 the name was changed to Fianza Commercial Corp. Again in April 1992 the name was changed to Hibshman. Hibshman never had an operating business, its stock never traded publicly, and its shareholders never received stock certificates.

On September 27, 2005, Hibshman, pursuant to an action taken by the written consent of its board and shareholders, adopted an Agreement and Plan of Merger to effect the reincorporation of Hibshman into Delaware prior to the merger with SI. Hibshman formed a new Delaware corporation which was a wholly owned subsidiary of Hibshman (“Delaware NewCo”). At the closing of the reincorporation, Hibshman merged into Delaware NewCo and each outstanding Hibshman share was exchanged for .01305340 of Delaware NewCo shares with each registered holder of a fractional share being issued 50 Delaware NewCo shares in lieu of such fractional share. Delaware NewCo was the surviving entity and the successor issuer under the Exchange Act and had 576,700 outstanding shares. Delaware NewCo was named “Somanta Pharmaceuticals, Inc.”

On January 31, 2006, pursuant to an Agreement and Plan of Merger by and among Delaware NewCo, SI, and Somanta Merger Sub (“Merger Sub”), a wholly-owned subsidiary of Delaware NewCo, SI merged with Merger Sub and became a wholly-owned subsidiary of Delaware NewCo. In connection with this merger transaction, Delaware NewCo issued to the holders of SI capital stock an aggregate of 13,697,834 shares of Delaware NewCo common stock and assumed the SI 2005 Equity Incentive Plan and all options outstanding thereunder which options became options to purchase 3,831,864 shares of Delaware NewCo common stock. As a result, (i) the shareholders and optionholders of SI owned approximately 97% of the total outstanding common stock of Delaware NewCo on a fully diluted basis, (ii) Delaware NewCo assumed the SI 2005 Equity Incentive Plan and reserved 8,000,000 common shares for issuance under the Plan, and (iii) Delaware NewCo changed its name to Somanta Pharmaceuticals, Inc.

To summarize, Hibshman has merged into Delaware NewCo, which changed its name to Somanta Pharmaceuticals, Inc. Somanta Pharmaceuticals created a subsidiary known as Merger Sub. Merger Sub merged into Somanta Incorporated and Somanta Incorporated became the wholly-owned subsidiary of Somanta Pharmaceuticals, Inc.

The acquisition was accounted for as a recapitalization, as described in FASB 141, 17-3. This transaction is treated as a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to Somanta Incorporated issuing stock for the net monetary assets of Hibshman Optical Corp., accompanied by a recapitalization. Accordingly, the historical financial statements of Somanta Incorporated became the historical financial statements of Hibshman Optical Corp. after this transaction. In accounting for this transaction, since Somanta Incorporated is deemed to be the purchaser and surviving company, its net assets have been included in the consolidated balance sheets at their historical book values. Somanta Pharmaceuticals, Inc., elected to change the fiscal year end from December 31 to April 30 of Somanta Incorporated.

11. CONVERTIBLE NOTE

On August 23, 2005, Bridge Oncology Products, Inc. (“BOPI”) issued a $1,000,000 secured convertible note to SCO Capital Partners LLC (“SCO”). The note was secured by BOPI’s assets, carries an annual interest rate of 7.5%, and was due at the earlier of (i) BOPI’s completion of a qualified equity financing of at least $10,000,000 or (ii) August 23, 2006. SCO had the option to be repaid in cash or to convert the debt into the shares of a qualified equity financing at the lowest price paid by institutional investors.

On November 7, 2005, SCO agreed to expand its secured convertible note to SI from $1,000,000 up to $1,250,000. Under the terms of the revised arrangement with SI, the security and interest rate remained unchanged. The terms were amended to require repayment at the earlier of (i) SI’s completion of an equity financing of at least $5,000,000 or (ii) February 28, 2006. Consistent with the secured convertible note above, SCO had the option to be repaid in cash or to convert the debt into the shares of a qualified equity financing at the lowest price paid by institutional investors.

In addition, for each $50,000 borrowed on the additional $250,000 line of credit, the Company agreed to issue a six-year warrant to purchase 173,307 shares of common stock in the amount of 1% of the Company’s fully diluted common shares outstanding at an exercise price of $0.01 per share. SI has drawn an additional $250,000 under this arrangement, for a total amount outstanding of $1,250,000 and has issued warrants to purchase a total of 866,534 shares of common stock to SCO. These warrants are immediately exercisable upon issuance and expire on November 8, 2012. The fair market value of these warrants, as discussed further below, was estimated to be $0.59 per share at the issuance date and re-measured at $0.59 as of April 30, 2006. The assumptions used in the Black-Scholes model were risk-free interest rate of 4.5% at the time of issuance and 4.95% at April 30, 2006, volatility factors of 97.24% at the issuance and 76.63% at April 30, 2006, calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. The fair value of the common stock as used in this calculation was $.60 per share, as negotiated between the Company and the Series A Convertible Preferred Stock investors. None of these warrants have been exercised as of April 30, 2006.

These warrants have registration rights for the underlying shares. The investor rights agreement for the warrant requires the Company pay a penalty in cash as liquidated damages if the underlying shares are not registered in a Registration Statement and such Registration Statement is not declared effective on or prior to the 90th day following the initial closing date. The Company will be required to pay, in cash, liquidated damages for such failure, equal to 1% of the holder’s subscription amount. Pursuant to Emerging Issues Task Force (EITF) No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the fair value of the warrants at the issuance was recorded as a warrant liability, as 1) the shares are required to be registered and 2) net cash settlement could occur. EITF 00-19 provides that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the Company. The warrant agreements require net cash settlement, at the option of the holders, in the event the Company fails to issue and deliver common stock on exercise of the warrants within three business days of receipt of a written exercise notice by a holder and the holder purchases shares of common stock to deliver in satisfaction of a sale of the shares of warrants stock which the holder anticipated to receive upon exercise.

In accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (“FASB 133”), the Company determined that the conversion feature of the notes did not meet the criteria for bifurcation of the conversion option, as the debt met the definition of “conventional convertible debt”, as defined under EITF 00-19, and therefore the conversion feature of the debt did not need to be bifurcated and accounted for as a derivative.

In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which provides guidance on the calculation of a beneficial conversion feature on a convertible instrument, the Company has determined that the convertible note payable had a non-cash beneficial conversion feature of $364,721, which was determined once the qualified equity financing was finalized. The beneficial conversion feature was calculated on the note commitment date but recognized when the contingency of conversion was resolved and was determined based on the difference between the calculated conversion value after the allocation of the full fair value of the warrants of $514,981 to the debt as debt discount and the fair value of the Company’s common stock of $0.60 per share. The value of the Company’s common stock of $0.60 per share was based on the value of common stock obtained through negotiation for independent sales of common stock to unaffiliated investors. After the allocation of proceeds between the debt and warrants are made, conversion price of $0.425 was calculated based on the allocated amount to debts divided by 2,083,333, the total number of shares into which the note is convertible. The calculated amount of $0.175, the difference of the fair value of the common stock of $0.60 and the effective conversion price of $0.425, represents the beneficial value per share. This beneficial value was applied to the total shares into which the note is convertible, to calculate the beneficial conversion feature. The proceeds of $1,250,000 on the note were recorded net of the discount of $364,721 on account of the beneficial conversion feature and discount of $514,981 on account of the full fair value of the warrants. In conjunction with the private placement (Note 12), the debt and accrued interest was converted into 128.6318 shares of Series A Convertible Preferred Stock. The discounts on account of the beneficial conversion feature and fair value of the warrants have been recognized as additional interest expense on conversion.

12. PRIVATE PLACEMENT

On January 31, 2006, Somanta Pharmaceuticals, Inc. completed a private placement of 592.6318 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) at a price of $10,000 per share, including six-year warrants to purchase an additional 4,938,598 shares of its common stock. The Series A Preferred shares consisted of 464 shares purchased by investors which are convertible into 7,733,333 shares of common stock and 128.6318 shares that gave effect to the conversion amount of $1,286,318, representing the value of the converted note of $1,250,000 (Note 11) and the associated accrued interest of $36,318. The total 592.6318 preferred shares are convertible into 9,877,197 common shares. Gross proceeds to Somanta were $4,640,000, including $3,671,209 in cash, payments to various vendors amounting $968,791, which included cash payment of $624,105 to SCO Securities, LLC, its placement agent.

The Series A Preferred is initially convertible into 9,877,197 shares of the Company’s common stock at a conversion price of $0.60 per share. The conversion value is subject to adjustment. The exercise price for the warrants is $0.75 per share and they are immediately exercisable upon issuance. The fair market value of these warrants, as discussed further below, was estimated to be $0.41 per share at the issuance date . The warrants expire on January 31, 2012. None of the warrants have been exercised as of April 30, 2006.

Holders of the Series A Preferred stock are entitled to receive dividends at 8% per annum. Dividends will accrue and will be cumulative from the date of issuance, whether or not earned or declared by the Board of Directors. Dividends can be paid at the Company’s option either in cash or shares of the Company’s common stock on April 30 and October 31 of each year. The holders of the Series A Preferred stock have full voting rights and powers, subject to the Beneficial Ownership Cap, equal to the voting rights and powers of the Common stock holders.

The Series A Preferred stockholders have a liquidation preference, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, senior to the holders of common stock in an amount equal to $10,000 per share of preferred stock plus any accumulated and unpaid dividends on the preferred stock. In the alternative, the holders of the Series A Preferred may elect to receive the amount per share that would be distributed among the holders of the preferred stock and common stock pro rata based on the number of shares of the common stock held by each holder assuming conversion of all preferred stock, if such amount is greater than the amount such holder would receive pursuant to the liquidation preference. A change of Control of the Corporation will not be deemed a liquidation.

The Series A Preferred Stock is not redeemable for cash. The holder of any share or shares of Series A Preferred can, at the holder’s option, at any time convert all or any lesser portion of such holder’s shares of Series A Preferred stock into such number of shares of common stock as is determined by dividing the aggregate liquidation preference of the shares of preferred stock to be converted plus accrued and unpaid dividends thereon by the conversion value then in effect for such Preferred Stock (“Conversion Value”). The Company can, on the occurrence of a conversion triggering event, elect to convert all of the outstanding preferred stock into common stock. A conversion triggering event is (i) a time when the registration statement covering the shares of common stock into which the Series A Preferred is convertible is effective and sales may be made pursuant thereto or all of the shares of common stock into which the Series A Preferred is convertible may be sold without restriction pursuant to Rule 144(k) promulgated by the SEC and the daily market price of the common stock, after adjusting for stock splits, reverse splits, stock dividends and the like is $5 or more for a period of 30 of the immediately preceding 60 consecutive trading days and the volume of common stock traded on the applicable stock exchange on each such trading day is not less than 100,000 shares, or (ii) a time when the Company consummates a sale of common stock in a firm commitment underwritten public offering in which the offering price before deduction of expenses of the common stock is greater than 200% of the Conversion Value and the aggregate gross proceeds of the offering to the Company are greater than $25 million.

All the outstanding preferred stock will be automatically converted to common stock upon an occurrence of a qualified change of control provided that upon consummation of a qualified change of control the holders of the shares issuable on automatic conversion shall be entitled to receive the same per share consideration as the qualified change of control transaction consideration. The holders of the Series A Preferred may require the Company to redeem the shares upon the Company’s failure or refusal to convert any shares of Preferred Stock in accordance with the terms of issue, or by providing a written notice to that effect.

The Series A Preferred has been classified as equity, as the Series A Preferred stock is not redeemable. In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company has determined that the Series A Preferred had a beneficial conversion feature of $1,522,317 as of the date of issuance. As such, the Company recorded a non-cash deemed dividend of $1,522,317 resulting from the difference between the conversion price determined after allocation of the full fair value of the warrants of $0.41 at the issuance date ,revalued at $0.39 as of April 30, 2006 , and the fair value of common stock of $0.60. The carrying value of the Series A Preferred of $5,926,318 was recorded net of the deemed dividend of $1,522,317 and a discount of $2,048,531 at the issuance date. The change in fair value of the warrants was recorded as other income in the consolidated statement of operations for the year ended April 30, 2006.

The holders of the Series A Preferred and warrants have registration rights which obligate the Company to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the common stock issuable upon conversion of the Series A Preferred and the common stock issuable upon exercise of the warrants (as well as certain other securities of the Company) within 30 days after the closing of the private placement. In the event the registration statement is not filed within such thirty day period or if the registration statement is not effective within 120 days after the date it is filed, or a registration statement, once declared effective ceases to remain effective during the period that the securities covered by the agreement are not sold, the Company will be required to pay, in cash, liquidated damages for such failure, equal to 1% of the holders of the Series A Preferred investment amount for each thirty day period in which the registration statement is not filed or effective, or maintained effective, as the case may be. The Company has filed the registration statement with the SEC but it has not yet been declared effective. This penalty obligation expires on January 31, 2007.

In accordance with EITF Issue 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, the Company believes that the effect of the liquidated damages should be treated under the first view (View A), which states that a registration rights agreement should be treated as a combined unit together with the underlying financial instruments, warrants and derivative debenture and evaluated as a single instrument under EITF Issue 00-19 and FAS 133. The Company concluded that this view is the most appropriate for the transaction. The Registration Rights Agreement and the financial instruments to which it pertains (the warrants and the preferred stock) were considered a combined instrument and accounted for accordingly. In accordance with SFAS 5, the Company did not accrue any liquidated damages as of April 30, 2006, since the incurrence of damages was neither probable nor estimable.

The Company also issued six year warrants to its placement agent to purchase 987,720 common shares at $0.60 per share to SCO Securities LLC, as part of the success fees of 10% of the aggregate value of the transaction at sales price of common stock. These warrants are immediately exercisable upon issuance. The fair value of these warrants at the date of issuance was estimated to be $0.44 per share and revalued at $0.41 as of April 30, 2006 and has been recorded as issuance costs and offset against the proceeds of the Series A Preferred.

The fair value of warrants issued in connection with the issue of convertible debt and convertible preferred stock, including the agent warrants, was estimated at the date of grant and revalued at April 30, 2006 using a Black Scholes option pricing model with the following assumptions: a risk free interest rate of approximately 4.50% at the issuance date and 4.95% at April 30, 2006, no dividend yield, volatility factors of 81.89% and 97.24% at the issuance date and 76.48% to 76.63% at April 30, 2006, contractual terms of 6 and 7 years and expected terms based upon the formula prescribed in SEC Staff Accounting Bulletin 107 of 3 years and 3.5 years. These assumptions use the interest rate prevailing at the time of issuance, volatility factors calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. The fair value of the common stock as used in this calculation was $.60 per share, as negotiated between the Company and unaffiliated third party Series A investors.

The fair value of the above warrants has been classified as a liability pursuant to EITF 00-19 as described in Note 5.

The fair value of the warrants was reassessed at the end of the fiscal year 2006 with changes in fair value recorded in earnings and disclosed in the financial statements.

The holders of the Series A Preferred Stock are entitled to receive, when, if and as declared by the Board, dividends at 8% per annum cumulative from the date of issuance of the shares of Preferred Stock. The board did not declare the dividends as of April 30 2006. Therefore, a dividend of $115,604 on the Preferred Stock has not been recorded in the consolidated financial statements, but in accordance with SFAS No. 129, the dividend amount has been included in the calculation of net loss per share.

13. COMMITMENTS—EMPLOYMENT AND CONSULTING AGREEMENTS

The Company entered into a service agreement with its Executive Chairman on January 10, 2005. The Company agreed to pay a monthly cash retainer of $10,000 for any director’s or other fees receivable by the executive chairman. The agreement was terminated with the closing of the share exchange with Bridge Oncology (see Note 10) and was replaced by an Executive Employment agreement in January 2006. In January 2006, the Company entered into employment agreements with the Company’s President and Chief Executive Officer (“CEO”), and with the Company’s Executive Chairman, for one year terms. Under these agreements, the President and Executive Chairman are to be paid annual base salaries of $275,000 and $248,000, respectively. Both officers are eligible to receive annual bonuses and additional stock option grants at the discretion of the Company’s board of directors.

In January 2006, the Company entered into an employment agreement with the Company’s Chief Financial Officer (“CFO”). Under the agreement, the CFO is to be paid an annual base salary of $215,000 and also entitled to receive an annual bonus and additional stock option grants at the discretion of the Company’s board of directors.

In November 2005, the Company entered into two monthly consulting agreements: (i) a Service Provision Agreement with Pharma Consultancy Limited (PCL), a UK company controlled by one of the Company’s stockholders pursuant to which the Company will pay PCL approximately $278,000 per year, for services rendered by to the Company as an independent consultant in connection with the management of the Company’s clinical activities, that will terminate on December 31, 2006 unless extended by a mutual written agreement of the parties and may be terminated, with or without cause, by giving the other party thirty (30) days’ prior written notice; and (ii) a Service Provision Agreement with an independent consultant pursuant to which the Company will pay approximately $156,000 per year for services rendered by the consultant to the Company as an independent consultant in connection with the pre-clinical activities related to the manufacturing of the Company’s product candidates, that will terminate on December 31, 2006 unless extended by a mutual written agreement of the parties and that may be terminated, with or without cause, by giving the other party thirty (30) days’ prior written notice. This agreement was amended in April 2006 to include GTE Consultancy Limited (GTE), a company organized under the laws of United Kingdom and owned by the consultant, as the service provider pursuant to the agreement. With the approval of the Company’s board of directors, both PCL and GTE may also be granted cash bonuses and stock options in the future.

One of the Company’s former directors and current President and CEO of Advanced Cardiovascular Devices LLC (Notes 6 and 10) resigned in August 2005, in connection with the closing of the share exchange agreement with Bridge Oncology. Concurrently he entered into a consulting arrangement with the Company under which he was paid $5,000 per month. On February 27, 2006, the Company terminated this consulting arrangement.

The Company’s former CFO resigned in August 2005, in connection with the closing of the share exchange agreement with Bridge Oncology. In January 2006, he entered into a monthly consulting arrangement with the Company under which he is paid $5,000 per month retroactive to June 2005.

Pursuant to a financial advisory agreement dated March 2005 between Bridge Oncology and SCO Financial Group LLC (SCO), which the Company has assumed, the Company compensates SCO with a monthly fee of $12,500 and an annual grant of warrants to purchase 150,000 shares of Company common stock at an exercise price of $0.01 for the term of the agreement for financial advisory services (Note 6). The agreement extends 24 months beyond the last financial transaction for which the Company compensates SCO pursuant to the agreement.

14. SIGNIFICANT CONTRACTS AND LICENSES

IN-LICENSING AGREEMENTS

Cypomics, Ltd.

On November 1, 2001, the Company and Cypomics entered into a shareholder and intellectual property rights agreement for the Company to fund a research and development program conducted by Cypomics. On July 20, 2005, this agreement was terminated.

De Montfort University

In November 2001, the Company entered into a Patent and Know-how Assignment and License Agreement with De Montfort University of Leicester, England, pursuant to which De Montfort University agreed to assign to the Company the key patent related to chloroethylaminoanthraquinone, a cytotoxic small molecule and to exclusively license to the Company certain know-how related to this molecule for use in field of the treatment of cancer. In March 2003, the Company amended and restated that agreement to extend the time period in which the assignment and license would be triggered. In October 2005, De Montfort University formally assigned the patent that covers the molecule to the Company. Pursuant to the agreement with De Montfort University, the Company paid De Montfort an initial assignment fee of $42,815 in March 2004 and issued 219,010 shares of common stock to De Montfort valued at $4,677 in December 2001. The Company is not obligated to make any royalty payments to De Montfort based on the sale of any product that is based on this small molecule, but it is obligated to pay De Montfort certain milestone payments based on the achievement of agreed upon clinical milestones. If the Company successfully achieves each of these milestones, it would be obligated to pay De Montfort a total aggregate amount of milestone payments of GBP 250,000, or approximately $445,832. The Company is obligated to use its commercial best efforts to achieve these agreed upon clinical milestones. The Company has the right to terminate its agreement with De Montfort on 90 days advance notice, and either party has the right to terminate the agreement for breach by the other party upon 90 days advance notice (60 days for payment failures), if such breach is not cured within the notice period.

Immunodex, Inc.

On January 25, 2002, the Company entered into a Patent Know-How and License Option Agreement with Immunorex, Inc. (later renamed Immunodex, Inc.) giving it a worldwide, exclusive sublicense, with the right to further sublicense, to all human radioimmunotherapy applications of certain patents on BrE3 and Mc3 monoclonal antibodies for use in breast cancer and other types of cancer. Pursuant to this agreement, the Company paid Immunodex an initial license fee of $10,000 and sold 292,012 shares of common stock to Immunodex for $5,638.

In August 2005, the Company entered into a Patent and Know-how Exclusive Sublicense Agreement with Immunodex, Inc. which had essentially the same terms and conditions as the 2002 agreement and which superseded that agreement. It also superseded prior agreements dated March 1, 2002 and September 17, 2002 related to the same subject matter. Pursuant to this August 2005 agreement, the Company paid Immunodex an initial license fee of $300,000. In addition, the Company is obligated to pay Immunodex $150,000 upon the delivery by Immunodex of each cell line that is necessary to manufacture each of the BrE3 and Mc3 monoclonal antibodies. The Company is further obligated to pay Immunodex annual license maintenance fees and all costs and expenses associated with the prosecution and maintenance of each of the patents licensed to the Company under the agreement. The Company’s obligation to pay this fee is reduced at such time as it begins to sell a product based on either of the antibodies, and terminates in its entirety at such time as the Company is selling products based on both antibodies.

Assuming the Company begins to sell products based on both antibodies 15 years after the date of the August 2005 agreement, or August 2020, which is the anticipated development timetable, the Company would have to pay to Immunodex an additional $4,050,000 in maintenance fees and cell line transfer fees during that time period. In addition, the Company is obligated to pay Immunodex a royalty based on the net sales, if any, of products based on the antibodies. Further, the Company is obligated to develop both antibodies on an agreed-upon timetable. If the Company fails to achieve any of the agreed-upon clinical development and regulatory milestones, Immunodex would then have the right to terminate the August 2005 agreement with respect to the product candidate for which the failure occurred, and if such a termination occurs, the Company would be obligated to pay Immunodex a termination fee of up to $500,000 for each product candidate so terminated. The Company are also entitled to terminate the agreement with respect to either antibody, or both, upon 90 days advance notice to Immunodex. Notwithstanding the foregoing, the Company does not have to pay a termination fee with respect to either antibody if the agreement is terminated due to: (i) negative results of toxicity testing for the applicable drug candidate that the FDA indicates would preclude further testing of such drug candidate, (ii) a third party being granted orphan drug status by the FDA for a drug that would preclude the Company from receiving orphan drug status with respect to the applicable drug candidate, or (iii) the Company’s inability to achieve commercially viable yields with respect to the manufacture of the applicable drug candidate.

If the Company sublicenses its rights with respect to either antibody, the Company would be obligated to pay to Immunodex a sublicensing fee not to exceed $1,000,000 for each such sublicense granted based on payments received from each such sub-licensee.

The term of the August 2005 agreement expires on the later to occur of: (i) the expiration of the last to expire licensed patent, or (ii) fifteen (15) years after the first commercial sale of a product covered by the licensed patents.

In August 2005, the Company made a deposit of $150,000 into an escrow account pursuant to this agreement. In December 2005, this $150,000 was released from escrow and paid to Immunodex and recorded as R&D expense, based on the successful completion of the huBrE-3 mAb testing. In February, 2006, the Company made a deposit of $150,000 into an escrow account pursuant to this agreement and presented as restricted funds in the consolidated balance sheet. The release of these funds is contingent upon successful completion of the huMc3 mAb testing.

The School of Pharmacy, University of London (SOP)

In March 2004, the Company entered into a Patent and Know-how Assignment and License Option Agreement with The School of Pharmacy, University of London. The Agreement granted to the Company an option to acquire the rights to the key patent application related to di-N-oxides of chloroethylaminoanthraquinone as a bioreductive prodrug and an exclusive worldwide license to the related know-how for development and commercialization in the field of the treatment of cancer. Pursuant to this agreement, the Company paid an initial option fee of $44,575 and issued 131,505 shares of common stock valued at $2,630 to The School of Pharmacy. In September 2005, The School of Pharmacy formally assigned to the Company the rights to the key patent application and the relevant know-how in the field of the treatment of cancer. The Agreement obligate the Company to pay The School of Pharmacy certain milestone payments based on the achievement of agreed upon clinical milestones with respect to the prodrug. If the Company successfully achieve each of these milestones, it would be obligated to pay The School of Pharmacy a total aggregate amount of milestone payments of GBP 275,000, or approximately $490,415. The Company is obligated to use its commercial best efforts to achieve these agreed upon clinical milestones. If the Company fails to achieve any of these agreed upon clinical milestones, The School of Pharmacy would have the right to terminate the know-how license under the agreement. In addition, the Company is obligated to pay The School of Pharmacy a royalty on net sales, if any, of products based on the prodrug. The Company has the right to terminate the agreement with the The School of Pharmacy on 90 days advance notice, and either party has the right to terminate the agreement for breach by the other party upon 90 days advance notice (60 days for payment failures), if such breach is not cured within the notice period. In February, 2006, SOP waived the condition in the agreement that the Company assign the patent back to SOP if the Company was unable to complete a substantial funding by December 31, 2005.

Virium Pharmaceuticals, Inc. (Virium)

In February 2005, Bridge Oncology Products, Inc. (BOPI), entered into a Phenylbutyrate Co-development and Sublicense Agreement with Virium Pharmaceuticals, Inc. covering the worldwide rights, excluding the United States and Canada, for the treatment of cancer, autoimmune diseases and other clinical indications. BOPI paid an upfront license fee of $50,000. As a result of the exchange agreement with BOPI, the Company has succeeded to the rights and obligations under this Agreement. The Company’s single largest stockholder, SCO Capital Partners, LLC, is also the single largest stockholder of Virium Pharmaceuticals, Inc., and the companies share a common director (Note 6).

Virium is also a party to a sublicense agreement with VectraMed, Inc. for the rights to develop and commercialize PB worldwide for the treatment of cancer, autoimmune diseases and other clinical indications. In turn, VectraMed has obtained its rights to the product under an Exclusive Patent License Agreement dated May 25, 1995 with the U.S. Public Health Service (“PHS”) representing the National Institutes of Health. VectraMed subsequently assigned all its rights to PB to Virium pursuant to a novation agreement dated May 10, 2005. Virium is in the process of obtaining PHS approval for this agreement.

The Company is responsible for the conduct of clinical trials and patent prosecution outside the United States and Canada and payment of royalties to Virium on net product sales until such time as the patents covering such products expire. These patents expire at various times between 2011 and 2016.

The Company’s agreement with Virium does not fully comply with the sublicensing requirements set forth in Virium’s agreement with the National Institutes of Health because it does not expressly incorporate by reference all of the relevant sections of Virium’s license with NIH. The Company is currently seeking to amend its agreement with Virium to bring it into full compliance with such sublicensing requirements and to permit the Company to become a direct licensee of the NIH, should Virium default on its license with the NIH.

COLLABORATIONS

Cancer Research Institute of Contra Costa (CRICC)

In August 2005, the Company entered into an Agreement Regarding Academic Clinical Study with the Cancer Research Institute of Contra Costa to provide financial support for an on-going Phase I-II clinical trial of patients with recurrent, metastatic breast cancer using the humanized monoclonal antibody BrE-3, labeled with Yttrium-90. In this trial, the antibody is being administered to patients in combination with the chemotherapeutic drug, Xeloda®. This agreement superseded a similar agreement signed in October 2003, which related to the same subject matter. Pursuant to this agreement, the Company is obligated to reimburse the Cancer Research Institute of Contra Costa over the twenty-four moths after the date of the agreement for the costs associated with the treatment of at least 10 patients with recurrent, metastatic breast cancer that are enrolled in the current Phase I/II clinical trial of Phoenix, which is being conducted at New York University/Bellevue Hospital. The Company does not expect these reimbursement payments to exceed $300,000 in the aggregate.

The School of Pharmacy, University of London (SOP)

On March 10, 2004, the Company and SOP entered into an agreement for the Company to fund a research and development project staffed by SOP scientists to develop di-N-oxides of chloroethylaminoanthraquinone as a bioreductive prodrug, and to evaluate them as candidates for clinical trials. The initiation of this project was a condition of the perfection of a license option granted to the Company by SOP (see In-Licensing Agreements) on March 16, 2004. On September 21, 2005, the Company and SOP mutually terminated this agreement.

University of Bradford (UoB)

On March 1, 2006, the Company entered into an agreement with University of Bradford, England for the Company to fund a two-year research and development project staffed by UoB scientists to evaluate di-N-oxides of chloroethylaminoanthraquinone as a bioreductive prodrug and to evaluate and provide data on chloroethylaminoanthraquinone to support the requirements to initiate clinical trials. The Company accrued $55,000 for project costs based on this agreement as of April 30, 2006.

OUT-LICENSING AGREEMENT

Advanced Cardiovascular Devices LLC (ACD)

On August 31, 2004, the Company entered into a research collaboration and license agreement with ACD. Under the agreement Somanta granted to ACD an exclusive license to use Somanta’s intellectual property, including the licensed patent and know-how related to chloroethlylaminoanthraquinone (see De Montfort University), a cytotoxic small molecule, in the field of vascular disorders using stents and devices in that field. The term of this agreement expires when the underlying patent expires in 2015. ACD agreed to pay Somanta a licensing fee at such time as ACD had received funding, plus milestones, and royalties on future product sales. In August, 2005, ACD paid the Company a non-refundable licensing fee of $10,000. In addition, ACD is obligated to develop a product based on the small molecule pursuant to an agreed-upon timetable. If ACD fails to achieve any of the agreed upon milestones, the Company would have the right to terminate the agreement; provided, however, that ACD could prevent the Company from so terminating the agreement with respect to the applicable failure by paying the Company a fee not to exceed $500,000 to reinstate its rights under the agreement. In addition, ACD is also obligated to pay the Company a royalty based on net sales, if any, of products based on the small molecule. Either party may terminate this agreement on 30 days advance notice for breach by the other party if the breach is not cured within such 30 day period. In addition, ACD may terminate the agreement upon written notice to the Company and without any further obligation if the licensed technology does not perform to the reasonable satisfaction of ACD or cannot be commercialized because of safety or efficacy reasons or because ACD is unable to raise the funds necessary to develop a product based on the licensed technology.

15. SUBSEQUENT EVENTS

LEASES

The lease on the Company’s London office space was renewed on May 16, 2006, to expire on May 16, 2007.

CHANGES IN EMPLOYMENT AND CONSULTING AGREEMENTS

As of June 30, 2006, the Company terminated its employment agreement with its current Chief Financial Officer. As of that date, the Company vested 25% of this employee’s options to purchase the Company’s common stock and will permit the employee to exercise his option to purchase common stock at any time within the subsequent twelve months.

Effective June 1, 2006, the Company changed the consulting arrangement made in January 2006 with the Company’s former CFO, under which he was paid $5,000 per month, to $100 per hour worked and granted options to acquire 25,000 shares of the Company’s common stock at $0.60 per share.

INDEX TO SOMANTA UNAUDITED QUARTERLY FINANCIAL STATEMENTS

SOMANTA PHARMACEUTICALS, INC. AND SUBSIDIARIES

January 31, 2007
FINANCIAL INFORMATION	Page

Consolidated Balance Sheets at January 31, 2007 and April 30, 2006	198
Consolidated Statements of Operations for the three and nine months ended January 31, 2007, January 31, 2006, and for the Period from Inception of Operations (April 19, 2001) to January 31, 2007	199
Condensed Consolidated Statement of Stockholders’ Deficit for the Period from Inception of Operations (April 19, 2001) to January 31, 2007	200
Consolidated Statements of Cash Flows for the nine months ended January 31, 2007, January 31, 2006, and for the Period from Inception of Operations (April 19, 2001) to January 31, 2007	204
Notes to Consolidated Unaudited Quarterly Financial Statements	206

The condensed consolidated unaudited financial statements of Somanta for the three months and nine months ended January 31, 2007, follow:

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Condensed Consolidated Balance Sheets

	(Unaudited) January 31, 2007	(Audited) April, 30 2006
Assets
Current assets:
Cash.............................................................................................................................................	$ 129,104	$ 1,587,751
VAT receivable..........................................................................................................................	—	1,628
Other receivable.........................................................................................................................	537	—
Prepaid expenses.......................................................................................................................	13,157	91,075

Total current assets........................................................................................................	142,798	1,680,454
Office equipment, net of accumulated depreciation of $5,405 and $1,532 for the period ended January 31, 2007 and April 30, 2006, respectively......................................................................	17,906	23,400
Other assets:
Restricted funds.........................................................................................................................	5,027	152,048
Deposits......................................................................................................................................	—	2,700

Total other assets...........................................................................................................	5,027	154,748

Total assets................................................................................................	$ 165,731	$ 1,858,602

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable.....................................................................................................................	$ 668,819	$ 265,800
Due to related parties................................................................................................................	181,552	—
Accrued expenses.....................................................................................................................	563,489	157,584
Accrued research and development expenses......................................................................	532,821	155,694
Liquidated damages related to Series A preferred stock and warrants.............................	35,200	—
Deferred revenue.......................................................................................................................	7,500	8,572
Warrant liabilities.......................................................................................................................	5,236,750	2,855,726

Total current liabilities....................................................................................................	7,226,131	3,443,376
Stockholders’ deficit:
Preferred stock - $0.001 par value, 20,000,000 shares authorized Series A Convertible Preferred Stock, $.001 par value, 2,000 shares designated, 592.6318 issued and outstanding as of January 31, 2007 and April 30, 2006	1	1
Common stock, $.001 par value, 100,000,000 shares authorized, 14,274,534 shares issued and outstanding as of January 31, 2007 and April 30, 2006..............................	14,275	14,275
Additional paid-in capital.........................................................................................................	6,879,504	6,701,458
Deficit accumulated during development stage....................................................................	(13,954,180)	(8,300,508)

Total stockholders’ deficit.............................................................................................	(7,060,400)	(1,584,774)

Total liabilities and stockholders’ deficit.............................................	$ 165,731	$ 1,858,602

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Condensed Consolidated Statements of Operations
Three Months and Nine Months Ended January 31, 2007 and 2006 and for the Period
from Inception of Operations
(April 19, 2001) to January 31, 2007
(Unaudited)

	Three Months Ended January 31,		Nine Month s Ended October 31,		From Inception of Operations (April 19, 2001) to
	2007	2006	2007	2006	January 31, 2007
Revenue...................................................................	$ 357	$ 357	$ 1,072	$ 1,071	$ 2,500
Operating expenses:
General and administrative.........................	(450,120)	(652,387)	(2,150,479)	(1,706,345)	(6,174,937)
Research and development........................	(214,127)	(327,634)	(1,115,479)	(915,627)	(2,976,980)

Loss from operations.............................................	(663,890)	(979,664)	(3,264,886)	(2,620,901)	(9,149,417)
Other income (expense):
Interest income.............................................	2,305	—	30,859	—	43,207
Interest expense...........................................	—	(1,001,354)	—	(1,016,021)	(1,016,020)
Liquidated damages.....................................	—	—	(35,200)	—	(35,200)
Change in fair value of warrant liabilities.	(2,775,348)	—	(2,381,024)	—	(2,243,481)
Gain on settlement of debt..........................	—	—	—	5,049	5,049
Currency translation loss............................	(1,169)	(98)	(3,171)	(29,196)	(33,412)

Loss before income taxes......................................	(3,438,102)	(1,981,116)	(5,653,422)	(3,661,069)	(12,429,274)
Income taxes............................................................	—	—	(250)	(250)	(2,589)

Net loss....................................................................	(3,438,102)	(1,981,116)	(5,653,672)	(3,661,319)	(12,431,863)
Deemed dividends on convertible preferred stock....................................................................	—	(1,522,317)	—	(1,522,317)	(1,522,317)

Net loss applicable to common shareholders.....	$ (3,438,102)	$ (3,503,433)	$ (5,653,672)	$ (5,183,636)	$ (13,954,180)

Net loss per share-basic and diluted...................	$ (0.25)	$ (0.25)	$ (0.42)	$ (0.36)	$ (1.09)

Weighted average number of shares outstanding—basic and diluted.....................	14,274,534	14,274,534	14,274,534	14,274,252	13,202,903

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Condensed Consolidated Statement of Stockholders’ Deficit
For the Period from Inception of Operations (April 19, 2001) to January 31, 2007 (Unaudited)

	Preferred Stock		Common Stock		Additional Paid- in Capital	Shares to be Issued
	Shares	Amount	Shares	Amount
Balance at April 19, 2001 (Inception)	—	$—	—	$—	$—	$—
Shares issued for cash at $.0326			4,299,860	4,300	135,680	—
Shares issued for services at $.0139			514,674	515	11,801
Amortization of deferred expense
Comprehensive loss—foreign currency translation adjustment
Net loss for the period from inception to April 30, 2002

Balance at April 30, 2002	—	—	4,814,534	4,815	147,481	—
Shares issued for cash at $1.0677			14,601	15	15,575
Shares issued for services at $.0214			219,010	219	4,472
Amortization of deferred expense
Receipt of cash for subscription receivable
Comprehensive loss—foreign currency translation adjustment
Net loss for the year ended April 30, 2003

Balance at April 30, 2003	—	—	5,048,145	5,049	167,528	—
Shares issued for cash at $1.2479			350,164	350	436,637
Shares issued for services at $1.2587			22,233	22	27,962
Amortization of deferred expense
Exchange for loan payment and compensation					181,371
Comprehensive loss—foreign currency translation adjustment
Net loss for the year ended April 30, 2004

Balance at April 30, 2004	—	—	5,420,541	5,421	813,498	—

Shares issued for cash at $1.3218			374,073	374	494,069
Shares issued for services at $1.2308			21,901	22	26,933
3,650 shares to be issued for service at $1.4973						5,465
Amortization of deferred expense
Receipt of cash for subscription receivable
Options issued for services					257,515
Comprehensive loss—foreign currency translation adjustment
Net loss for the year ended April 30, 2005

Balance at April 30, 2005	—	—	5,816,515	5,817	1,592,015	5,465
Write off foreign currency translation adjustment
Shares issued for cash at $1.5656			12,669	13	19,821
Shares issued for prior service			3650	3	5,462	(5,465)
Amortization of deferred expense
Options issued for services					300,616
Recapitalization with Bridge Oncology			7,865,000	7,865	(92,335)
Beneficial conversion feature associated with convertible debt financing					364,721
Convertible Series A Preferred shares issued for cash at $10,000 (net of issuance costs of $544,169)	464	0.464			4,095,830
Convertible Series A Shares issued on conversion of notes payable	128.6318	0.1286			1,286,318
Deemed dividend on account of beneficial conversion feature associated with issuance of Convertible Series A Preferred Shares					1,522,317
Issuance costs on warrants issued to placement agent in connection with the Convertible Series A Preferred stock					(429,757)
Discount on warrant issued with Convertible Series A Preferred stock					(2,048,531)
Recapitalization with Hibshman Optical Corp.			576,700	577	(7,708)
Warrant expense					92,689
Net loss for the year ended April 30, 2006

Balance at April 30 , 2006	592.6318	.5926	14,274,534	14,275	6,701,458	—
Options issued for services					178,046
Net loss for the nine months ended January 31, 2007

Balance at January 31, 2007 (unaudited)	592.6318	$.5926	14,274,534	$14,275	$6,879,504	$—

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Condensed Consolidated Statement of Stockholders’ Deficit
For the Period from Inception of Operations (April 19, 2001) to January 31, 2007 (Unaudited)

	Subscription Receivable	Deferred Equity- Based Expense	Accumulated Other Comprehensive Loss- Foreign Currency Translation Adjustment	Deficit Accumulated During Development Stage	Total Stockholders’ Equity/(Deficit)
Balance at April 19, 2001 (Inception)	$—	$—	$—	$—	$—
Shares issued for cash at $.0326	(97,245)	—	—	—	42,735
Shares issued for services at $.0139		(11,177)			1,139
Amortization of deferred expense		521			521
Comprehensive loss—foreign currency translation adjustment			29,905		29,905
Net loss for the period from inception to April 30, 2002				(95,901)	(95,901)

Balance at April 30, 2002	(97,245)	(10,656)	29,905	(95,901)	(21,601)
Shares issued for cash at $1.0677					15,590
Shares issued for services at $.0214		(3,127)			1,564
Amortization of deferred expense		3,808			3,808
Receipt of cash for subscription receivable	91,517				91,517
Comprehensive loss—foreign currency translation adjustment			1,534		1,534
Net loss for the year ended April 30, 2003				(111,456)	(111,456)

Balance at April 30, 2003	(5,728)	(9,975)	31,439	(207,357)	(19,044)
Shares issued for cash at $1.2479	(81,464)				355,523
Shares issued for services at $1.2587		(25,216)			2,768
Amortization of deferred expense		7,691			7,691
Exchange for loan payment and compensation	2,909				184,280
Comprehensive loss—foreign currency translation adjustment			(51,651)		(51,651)
Net loss for the year ended April 30, 2004				(439,453)	(439,453)

Balance at April 30, 2004	(84,283)	(27,500)	(20,212)	(646,810)	40,114
Shares issued for cash at $1.3218					494,443
Shares issued for services at $1.2308					26,955
3,650 shares to be issued for service at $1.4973					5,465
Amortization of deferred expense		26,939			26,939
Receipt of cash for subscription receivable	84,283				84,283
Options issued for services					257,515
Comprehensive loss—foreign currency translation adjustment			(5,719)		(5,719)
Net loss for the year ended April 30, 2005				(1,129,290)	(1,129,290)

Balance at April 30, 2005	—	(561)	(25,931)	(1,776,100)	(199,295)

Write off foreign currency translation adjustment			25,931		25,931
Shares issued for cash at $1.5656					19,834
Shares issued for prior service					—
Amortization of deferred expense		561			561
Options issued for services					300,616
Recapitalization with Bridge Oncology					(84,470)
Beneficial conversion feature associated with convertible debt financing					364,721
Convertible Series A Preferred shares issued for cash at $10,000 (net of issuance costs of $544,169)					4,095,830
Convertible Series A Shares issued on conversion of notes payable					1,286,318
Deemed dividend on account of beneficial conversion feature associated with issuance of Convertible Series A Preferred Shares				(1,522,317)	—
Issuance costs on warrants issued to placement agent in connection with the Convertible Series A Preferred stock					(429,757)
Discount on warrant issued with Convertible Series A Preferred stock					(2,048,531)
Recapitalization with Hibshman Optical Corp.					(7,131)
Warrant expense					92,689
Net loss for the year ended April 30, 2006				(5,002,091)	(5,002,091)

Balance at April 30, 2006	—	—	—	(8,300,508)	(1,584,774)
Options issued for services					178,046
Net loss for the nine months ended January 31, 2007				(5,653,672)	(5,653,672)

Balance at January 31, 2007 (unaudited)	$—	$—	$—	$(13,954,180)	$(7,060,400)

Somanta Pharmaceuticals, Inc.
(Formerly Hibshman Optical Corp.)
(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows
Nine Months Ended January 31, 2007 and 2006 and for the Period from Inception of Operations
(April 19, 2001) to January 31, 2007
(Unaudited)

	Nine Months Ended January 31,		From Inception of Operations (April 19, 2001) to January 31, 2007
	2007	2006
Cash flows provided by (used for) operating activities:
Net loss	$(5,653,672)	$(3,661,319)	$(12,431,863)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation	4,116	775	5,648
Gain on sale of equipment	(622)	—	(622)
Amortization of stock based expense	—	562	39,520
Write off foreign currency translation adjustment	—	25,931	25,931
Change in fair value of warrant liabilities	2,381,024	—	2,243,481
Shares issued for services and compensation	—	—	219,262
Gain on settlement of debts	—	(5,049)	(5,049)
Options expense	178,046	233,310	736,177
Warrants expense	—	—	92,689
Interest expense related to beneficial conversion feature on convertible note	—	364,721	364,721
Interest expense related to warrants issued on convertible note	—	514,981	514,981
Changes in assets and liabilities:
(Increase) decrease in assets -
VAT receivable	1,628	61,871	3,444
Other receivable	(537)	—	(537)
Restricted funds	147,021	(1,247)	(5,027)
Prepaid expenses	77,918	(21,058)	(12,886)
Deposits	2,700	—	—
Increase (decrease) in liabilities:
Accounts payable	440,568	566,430	701,069
Accrued liabilities	783,032	349,638	1,084,450
Liquidated damages	35,200	—	35,200
Deferred revenue	(1,072)	8,929	7,500
Due to related parties	144,003	201,607	6,109
Net cash used for operating activities	(1,460,647)	(1,359,918)	(6,375,802)
Cash flows used for investing activities:
Purchase of equipment	—	(5,601)	(24,824)
Proceeds from sale of equipment	2,000	—	2,000
Net cash used for investing activities	2,000	(5,601)	(22,824)
Cash flows provided by financing activities:
Loan payable—related party	—	—	79,402
Loan payment-related party	—	—	(7,637)
Proceeds from convertible note-related party	—	1,250,000	1,250,000
Proceeds from issuance of common stock	—	19,834	928,125
Proceeds from issuance of preferred stock	—	—	4,095,831
Cash received for subscription receivable	—	—	175,801
Net cash provided by financing activities	—	1,269,834	6,521,792

Effect of exchange rate changes on cash	—		—	5,938
Increase (decrease) in cash		(1,458,647)	(95,684)		129,104
Cash, beginning of period		1,587,751	102,885		—
Cash, end of period		$129,104	$7,201		$129,104
Supplemental disclosure of cash flow information:
Interest paid		$—	$—	S	—
Income tax paid		$—	$—		$—
Supplemental disclosure of non-cash operating and financing activities:
Loan reduction with shares		$—	$—		$2,909
Receivable from issuance of convertible stock	$	__	$4,640,000	$	___
Issuance of warrants in conjunction with convertible preferred stock		$—	$2,478,288		$2,341,785
Deemed dividends related to convertible preferred stock		$—	$1,522,317		$1,522,317
Conversion of note and accrued interest		$—	1,286,318		$$1,286,318
Accrued issuance costs related to convertible stock	$	___	$411,605	$	___

SOMANTA PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. ORGANIZATION, BASIS OF PRESENTATION, AND NATURE OF OPERATIONS

Organization

Somanta Pharmaceuticals, Inc. is a Delaware corporation that was formed for the purpose of effecting the reincorporation of Hibshman Optical Corp., a New Jersey corporation, into the State of Delaware and for the purpose of consummating a business combination via a reverse merger of Somanta Incorporated and Hibshman Optical Corp. Pursuant to this reverse merger, Somanta Incorporated became the wholly-owned subsidiary of Somanta Pharmaceuticals, Inc. and the sole operating subsidiary of Somanta Pharmaceuticals, Inc. For financial reporting purposes, this transaction has been reflected in the accompanying financial statements as a recapitalization of Somanta Incorporated and the financial statements of Somanta Pharmaceuticals, Inc. reflect the historical financial information of Somanta Incorporated. References herein to the “Company” or “Somanta” are intended to refer to each of Somanta Pharmaceuticals, Inc. and its wholly owned subsidiary Somanta Incorporated, as well as Somanta Incorporated’s wholly-owned subsidiary Somanta Limited.

Hibshman Optical Corp. was originally incorporated in the State of New Jersey in 1991 under the name PRS Sub I, Inc. The name subsequently changed to Service Lube, Inc., then to Fianza Commercial Corp. and then to Hibshman Optical Corp. The business plan since that time had been to seek to enter into a business combination with an entity that had ongoing operations through a reverse merger or other similar type of transaction.

Somanta Incorporated was incorporated as Somantis Limited under the laws of England and Wales on April 19, 2001. Somantis Limited changed its name to Somanta Limited on March 14, 2005, and performed business as a United Kingdom entity through the fiscal year ending April 30, 2005. On August 22, 2005, Somanta Limited became a wholly owned subsidiary of Bridge Oncology Products, Inc. (“BOPI”), a privately held Delaware corporation, pursuant to a share exchange with BOPI; however, Somanta Limited was deemed the accounting acquirer in this share exchange transaction. On August 24, 2005, the name of BOPI was changed to Somanta Incorporated.

Somanta Pharmaceuticals, Inc. is a development stage biopharmaceutical company engaged in the development of products for the treatment of cancer. The Company has in-licensed four product development candidates from academic and research institutions in the United States and Europe designed for use in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval. The Company intends to obtain approval from the United States Food and Drug Administration (“FDA”) and from the European Medicines Evaluation Agency (“EMEA”) for the products.

Somanta is a development stage enterprise since the Company has not generated revenue from the sale of its products, and its efforts have been principally devoted to identification, licensing and clinical development of its products as well as raising capital through January 31, 2007. Accordingly, the financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Basis of Presentation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the years ended April 30, 2006 and 2005.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended January 31, 2007 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2007.

The Company reported a net loss and net loss applicable to common stockholders of $5,653,672 for the nine month period ended January 31, 2007. The net loss from date of inception, April 19, 2001 to January 31, 2007, totaled $12,431,863 (net loss applicable to common stockholders of $13,954,180). The Company’s operating activities have used cash since its inception. These losses raise substantial doubt about the Company’s ability to continue as a going concern.

Continued operations will depend on whether the Company is able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds may not become available on acceptable terms, and there can be no assurance that any additional funding that the Company obtains will be sufficient to meet its needs in the long term. Through January 31, 2007, a significant portion of the Company’s financing has been through private sales of capital stock. The Company will continue to fund operations from cash on hand and through the sources of capital previously described. The Company can give no assurance that any additional capital that it is able to obtain will be sufficient to meet future needs.

The Company will not have sufficient cash to fund operations through the fourth quarter of the fiscal year beginning May 1, 2006, given the current and desired pace of clinical development of its product candidates. If cash reserves are not sufficient to sustain operations during that period, management plans to raise additional capital by selling shares of capital stock or other securities. There can be no assurance that such capital will be available on favorable terms or at all.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Reclassifications

For comparative purposes, prior periods’ consolidated financial statements have been reclassified to conform with report classifications of the current period. The Company has reclassified certain expenses related to the in-licensing of product candidates, milestone and license maintenance payments and patent expense from general and administrative expense to research and development expense.

Share-Based Payments

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, the new standard requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). On April 14, 2005, the Securities and Exchange Commission announced the adoption of a rule that defers the required effective date of SFAS 123R. The SEC rule provides that SFAS 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005.

Effective May 1, 2006, the Company adopted SFAS 123R and accordingly has adopted the modified prospective application method. Under this method, SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards that are outstanding as of the date of adoption for which the requisite service has not been rendered (such as unvested options) is recognized over a period of time as the remaining requisite services are rendered.

Prior to May 1, 2006, the Company accounted for its employee stock option plan in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.”

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, Disclosures About Fair Value of Financial Instruments, requires that the company disclose estimated fair values of financial instruments. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Basic and diluted net loss per share

    Net loss per share is calculated in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS No. 128). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all potential dilutive convertible shares and stock options or warrants were converted or exercised. The calculation of diluted net loss per share excludes potential common stock equivalents if the effect is anti-dilutive. The Company’s weighted common shares outstanding for basic and dilutive were the same since the effect of common stock equivalents was anti-dilutive.

The Company has the following dilutive convertible shares, stock options and warrants as of January 31, 2007 and 2006 which were excluded from the calculation since the effect is anti-dilutive.
	2007	2006

Convertible preferred stock	9,877,194	9,877,194
Stock options	3,608,332	3,831,849
Warrants	6,952,838	6,802,839
Total	20,438,364	20,511,882

The Company’s undeclared dividends on its Preferred Stock amounting to $119,500 for the three months ended January 31, 2007 and $358,500 for the nine months ended January 31, 2007 are included in the computation of net loss per share for the period ended January 31, 2007 in accordance with SFAS No. 129.

Aggregate undeclared dividends on Preferred Stock amounting to $474,104 are included in the computation of net loss per share for the period from inception (April 19, 2001) to January 31, 2007.

Recent Accounting Pronouncements

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. Management believes that changes resulting from adoption of the FASB do not have a material effect on the financial statements taken as a whole.

In June 2005, the EITF reached a consensus on Issue 05-6, “Determining the Amortization Period for Leasehold Improvements,” which requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after June 29, 2005. Earlier application is permitted in periods for which financial statements have not been issued. The adoption of this Issue did not have an impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and in February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and 140. This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. This Statement:

a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c.
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e.
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company is currently evaluating the impact of SFAS 155.

In March 2006, the FASB issued SFAS No. 156 (“FAS 156”), “Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140.” Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and providing for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. The Statement will be effective beginning the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 156 will have a material impact on the financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” that provides guidance on the accounting for uncertainty in income taxes recognized in financial statements. The interpretation will be adopted by us on May 1, 2007. The Company is currently evaluating the impact of adopting FIN 48; however, the Company does not expect the adoption of this provision to have a material effect on the financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” that provides guidance on how a change or a potential change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for the lease. This staff position will be adopted by us on May 1, 2007. The Company is currently evaluating the impact of adopting this FSP; however, the Company does not expect the adoption of this provision to have a material effect on the financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This Statement is effective as of the end of the fiscal year ending after December 15, 2006. The Company does not have any defined benefit plans, or other post-retirement plans. Therefore, the Company does not expect SFAS No. 158 to have any impact on the consolidated financial statements.

2. SIGNIFICANT CONTRACTS AND LICENSES

The School of Pharmacy, University of London (SOP)

    In September 2005, The School of Pharmacy formally assigned to the Company the rights to a key patent application and the relevant know-how in the field of the treatment of cancer. The Agreement obligates the Company to pay The School of Pharmacy certain milestone payments based on the achievement of agreed upon clinical milestones with respect to the prodrug covered by the patent application. If the Company successfully achieves each of these milestones, it would be obligated to pay The School of Pharmacy a total aggregate amount of milestone payments of GBP 275,000, or approximately $539,000 at current exchange rates. The Company is obligated to use its commercial best efforts to achieve these agreed upon clinical milestones. If the Company fails to achieve any of these agreed upon clinical milestones, The School of Pharmacy would have the right to terminate the know-how license under the agreement. In addition, the Company is obligated to pay The School of Pharmacy a royalty on net sales, if any, of products based on the prodrug.

Immunodex

On August 16, 2005, Somanta Incorporated and Immunodex entered into a patent know-how and exclusive sublicense agreement. In August 2005, the Company made a deposit of $150,000 into an escrow account pursuant to this agreement. In December 2005, this $150,000 was released from escrow and paid to Immunodex and recorded as R&D expense, based on the successful completion of the huBrE-3 mAb testing. In February 2006, the Company made a deposit of $150,000 into an escrow account pursuant to the agreement. This amount was presented as restricted funds in the consolidated balance sheet for the period ended October 31, 2006. This amount was released on November 7, 2006.

Effective November 3, 2006, the Company entered into a Side Amendment to Patent and Know-how Exclusive Sublicense Agreement with Immunodex and the Cancer Research Institute of Contra Costa (“CRICC”) (the “Side Amendment”). Pursuant to the Side Amendment, the Company has agreed with Immunodex and CRICC to reduce the amount of the annual maintenance fee under the License Agreement from $250,000 to $200,000 and to defer the annual maintenance fee that was due in August, 2006 until the earlier of (i) the closing of a fundraising resulting in gross proceeds to us of at least $5,000,000, or (ii) January 31, 2007 (the “2006 Annual Maintenance Fee”). If the Company is unable to timely pay the 2006 Annual Maintenance Fee, the annual maintenance fee due under the License Agreement would revert to $250,000.

In addition, the Company elected to terminate the License Agreement with respect to huBrE-3 mAb product candidate. As a result, the Company has terminated all development activities with respect to huBrE-3 mAb and returned the related cell lines to Immunodex. In connection therewith, the Company has terminated its financial support of the clinical trial currently being conducted at New York University with respect to huBrE-3 mAB (the “huBrE-3 mAb Clinical Trial”). The Company has agreed to pay a total of $31,400 to CRICC for the two patients that were dosed in the huBrE-3 mAb Clinical Trial, which amount shall become due and payable at the time the Company becomes obligated to make the 2006 Annual Maintenance Fee payment. Subject to the timely payment of the 2006 Annual Maintenance Fee, Immunodex has waived any cancellation fee related to the termination of the license with respect to huBrE-3 mAb, and Immunodex and CRICC have waived any further payments under the License Agreement or the Clinical Trial Agreement with respect to the huBrE-3 mAb Clinical Trial.

The Company has retained its rights with respect to huMc-3 mAb and its product candidate Angiolix; however, the Company has agreed to suspend the development of Angiolix until such time as the Company has paid the 2006 Annual Maintenance Fee. In addition, each of the product development milestones with respect to Angiolix set forth in the License Agreement has been reset to begin at such time as we make the 2006 Annual Maintenance Fee payment.

In addition, the Company agreed to reimburse Immunodex for certain out of pocket expenses in the aggregate amount of approximately $21,000, which amount was payable upon the execution of the Side Amendment.

    On January 18, 2007 the Company entered into an Amendment to the Side Amendment which defers the amounts due on January 31, 2007, including the 2006 Annual Maintenance Fee, until July 31, 2007. In consideration for the deferral, the Company will pay $12,000 for each month of the deferral. In addition, the Company paid $2,050 of patent annuity payments.

    On November 8, 2006, the Company made application to the National Institutes of Health for a non-exclusive license to certain patents held by NIH related to the humanization of Angiolix (huMc-3 mAb). On December 5, 2006 NIH provided the Company with proposed terms for a non-exclusive license. The Company is in discussion with NIH on those proposed terms and conditions.>

University of Bradford (“UoB”)

On March 1, 2006, the Company entered into an agreement with the University of Bradford, Leeds, United Kingdom for the Company to fund a two-year research and development project staffed by UoB scientists to evaluate di-N-oxides of chloroethylaminoanthraquinones as a bioreductive prodrug and to evaluate and provide data on chloroethylaminoanthraquinones to support the requirements to initial clinical trials. The Company paid $84,835 and accrued $207,403 for project costs based on this agreement as of January 31, 2007.

Imperial College of Science, Technology and Medicine (“Imperial College”)

On July 27, 2006, the Company entered into an agreement with Imperial College and a post-graduate student for the Company to fund a three-year pre-clinical research project staffed by Imperial College scientists to evaluate Angiolix (huMc-3 mAb) for anti-vascular cancer therapy. The Company has incurred $61,508for the project costs in the nine months ended January 31, 2007.

Virium Pharmaceuticals, Inc. (“Virium”)

In February 2005, the Company entered into a Phenylbutyrate Co-development and Sublicense Agreement with Virium Pharmaceuticals, Inc., pursuant to which Virium granted the Company an exclusive, worldwide sublicense to PB, excluding the U.S. and Canada, for the treatment of cancer, autoimmune diseases and other clinical indications. The Company paid Virium a license fee of $50,000. Virium retained all rights with respect to PB inside the U.S. and Canada. The Company’s single largest stockholder, SCO Capital Partners, LLC, is also the single largest stockholder of Virium Pharmaceuticals, Inc.

Virium is also a party to a sublicense agreement with VectraMed, Inc. for the rights to develop and commercialize PB worldwide for the treatment of cancer, autoimmune diseases and other clinical indications. VectraMed obtained its rights to the product under an Exclusive Patent License Agreement dated May 25, 1995 with the U.S. Public Health Service, representing the National Institutes of Health. VectraMed subsequently assigned all its rights to PB to Virium pursuant to a novation agreement dated May 10, 2005.

Pursuant to our agreement with Virium, we are responsible for the conduct of clinical trials and patent prosecution related to PB outside of the U.S. and Canada. The Virium agreement also requires the Company to pay Virium a royalty on the sales of PB products until such time as the patents covering such products expire. These patents expire at various times between 2011 and 2016.

The Company’s agreement with Virium does not fully comply with the sublicensing requirements set forth in Virium’s agreement with the National Institutes of Health because it does not expressly incorporate by reference all of the relevant sections of Virium’s license with NIH. The Company is currently seeking to amend the agreement with Virium to bring it into full compliance with such sublicensing requirements and to permit the Company to become a direct licensee of the NIH should Virium default on its license with the NIH.

On October 20, 2006, NIH conditionally consented to the sublicense to the Company. However, the NIH conditions include an amendment to the Virium license to reflect an updated Virium development plan and milestones, the payment of $216,971 in past due patent expenses and the payment of a $5,000 sublicense royalty. Based on the information provided by NIH, it appears that about $200,000 relates to foreign patent expenses for calendar 2005 which would be the Company’s responsibility under its license agreement with Virium. Of that amount, approximately $12,000 relates to foreign patent maintenance fees and $197,000 largely relates to foreign patent legal expenses. The Company accrued approximately $266,000 as patent legal expense for the nine month period ended January 31, 2007. Virium has not advised the Company that the conditions to the NIH’s approval of the Company’s sublicense have been met.

    On December 6, 2006, the Company signed a letter of intent (LOI) pertaining to a license and collaboration agreement with Virium covering all formulations or drug combinations where Phenylbutyrate is an active ingredient. Pursuant to the LOI, in addition to current worldwide rights, excluding North America, involving the current formulation of Phenylbutyrate, Somanta would obtain a participation in any revenue or royalties derived from sales in North America. In return, we would grant Virium a reciprocal participation in Europe. In the rest of the world, Somanta and Virium would share revenues and royalties equally. The LOI’s terms provide that both companies will, among other things, share data and jointly undertake the necessary pre-clinical and clinical studies, seek regulatory approvals and file for patent protection in all territories. It also provides for the formation of a joint development committee to oversee all aspects of the development and commercialization of Phenylbutyrate. Completion of the transaction contemplated by the LOI remains subject to the negotiation and execution of a definitive agreement.

3. PRIVATE PLACEMENT

On January 31, 2006, Somanta Pharmaceuticals, Inc. completed a private placement of 592.6318 shares of its Series A Convertible Preferred Stock (“Series A Preferred”) at a price of $10,000 per share, including six-year warrants to purchase an additional 4,938,598 shares of its common stock. The Series A Preferred shares consisted of 464 shares purchased by investors which are convertible into 7,733,333 shares of common stock and 128.6318 shares that gave effect to the conversion amount of $1,286,318, representing the value of the converted note of $1,250,000 and the associated accrued interest of $36,318. The total 592.6318 preferred shares are convertible into 9,877,197 common shares. Gross proceeds to Somanta were $4,640,000, including $3,671,209 in cash, payments to various vendors amounting $968,791, which included cash payment of $624,105 to SCO Securities, LLC, its placement agent.

The Series A Preferred is initially convertible into 9,877,197 shares of the Company’s common stock at a conversion price of $0.60 per share. The conversion value is subject to adjustment. The exercise price for the warrants is $0.75 per share and they are immediately exercisable upon issuance. The fair market value of these warrants, as discussed further below, was estimated to be $0.41 per share. The warrants expire on January 31, 2012. None of the warrants have been exercised as of January 31, 2007.

Holders of the Series A Preferred stock are entitled to receive dividends at 8% per annum. Dividends will accrue and will be cumulative from the date of issuance, whether or not earned or declared by the Board of Directors. Dividends can be paid at the Company’s option either in cash or shares of the Company’s common stock on April 30 and October 31 of each year. The holders of the Series A Preferred stock have full voting rights and powers, subject to the Beneficial Ownership Cap, equal to the voting rights and powers of the Common stock holders. The Board of Directors did not declare the dividends as of October 31, 2006. Therefore, a dividend of $115,604 for the year ended April 30, 2006, and $358,500 for the nine months ended January 31, 2007 on the Preferred Stock have not been recorded in the consolidated financial statements, but in accordance with SFAS No. 129, the dividend amount has been included in the calculation of the net loss per share.

The Series A Preferred stockholders have a liquidation preference, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, senior to the holders of common stock in an amount equal to $10,000 per share of preferred stock plus any accumulated and unpaid dividends on the preferred stock. In the alternative, the holders of the Series A Preferred may elect to receive the amount per share that would be distributed among the holders of the preferred stock and common stock pro rata based on the number of shares of the common stock held by each holder assuming conversion of all preferred stock, if such amount is greater than the amount such holder would receive pursuant to the liquidation preference. A change of control of the Corporation will not be deemed a liquidation.

The Series A Preferred Stock is not redeemable for cash. The holder of any share or shares of Series A Preferred can, at the holder’s option, at any time convert all or any lesser portion of such holder’s shares of Series A Preferred Stock into such number of shares of common stock as is determined by dividing the aggregate liquidation preference of the shares of preferred stock to be converted plus accrued and unpaid dividends thereon by the conversion value then in effect for such Preferred Stock (“Conversion Value”). The Company can, on the occurrence of a conversion triggering event, elect to convert all of the outstanding preferred stock into common stock. A conversion triggering event is (i) a time when the registration statement covering the shares of common stock into which the Series A Preferred is convertible is effective and sales may be made pursuant thereto or all of the shares of common stock into which the Series A Preferred is convertible may be sold without restriction pursuant to Rule 144(k) promulgated by the SEC and the daily market price of the common stock, after adjusting for stock splits, reverse splits, stock dividends and the like is $5 or more for a period of 30 of the immediately preceding 60 consecutive trading days and the volume of common stock traded on the applicable stock exchange on each such trading day is not less than 100,000 shares, or (ii) a time when the Company consummates a sale of common stock in a firm commitment underwritten public offering in which the offering price before deduction of expenses of the common stock is greater than 200% of the Conversion Value and the aggregate gross proceeds of the offering to the Company are greater than $25 million.

All the outstanding preferred stock will be automatically converted to common stock upon an occurrence of a qualified change of control provided that upon consummation of a qualified change of control the holders of the shares issuable on automatic conversion shall be entitled to receive the same per share consideration as the qualified change of control transaction consideration. The holders of the Series A Preferred may require the Company to redeem the shares upon the Company’s failure or refusal to convert any shares of Preferred Stock in accordance with the terms of issue, or by providing a written notice to that effect.

The Series A Preferred has been classified as equity, as the Series A Preferred stock is not redeemable. In accordance with EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company has determined that the Series A Preferred had a beneficial conversion feature of $1,522,317 as of the date of issuance. As such, the Company recorded a non-cash deemed dividend of $1,522,317 resulting from the difference between the conversion price determined after allocation of the full fair value of the warrants of $0.45 and the fair value of common stock of $0.60. The carrying value of the Series A Preferred of $5,926,318 was recorded net of the deemed dividend of $1,522,317 and a discount of $2,048,531 on account of the full fair value of the warrants at the issuance date.

The fair value of the above warrants has been classified as a liability pursuant to EITF 00-19.

4. LIQUIDATED DAMAGES AND WARRANT LIABILITIES

In connection with the additional $250,000 line of credit drawn pursuant to a convertible note which was converted into Series A Preferred on January 31, 2006 (Note 4), the Company issued warrants to purchase a total of 866,534 shares of common stock at an exercise price of $0.01 per share to SCO. The warrants are immediately exercisable upon issuance and expire on November 8, 2012. The fair market value of these warrants, as discussed further below, was estimated to be $0.59 per share. The assumptions used in the Black-Scholes model were risk-free interest rate of 4.5% at the time of issuance, volatility factors of 97.24% calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. The fair value of the common stock as used in this calculation was $.60 per share, as negotiated between the Company and the Series A Convertible Preferred Stock investors. None of these warrants have been exercised as of January 31, 2007.

The holders of the Series A Preferred and warrants have registration rights which obligate the Company to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the common stock issuable upon conversion of the Series A Preferred and the common stock issuable upon exercise of the warrants (as well as certain other securities of the Company) within 30 days after the closing of the private placement. In the event the registration statement is not filed within such thirty day period or if the registration statement is not effective within 120 days after the date it is filed, or a registration statement, once declared effective ceases to remain effective during the period that the securities covered by the agreement are not sold, the Company will be required to pay, in cash, liquidated damages for such failure, equal to 1% of the holders of the Series A Preferred investment amount for each thirty day period in which the registration statement is not filed or effective, or maintained effective, as the case may be. This penalty obligation expired on January 31, 2007 since the SEC declared the Registration Statement effective on August 10, 2006.

In accordance with EITF Issue 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, the Company believes that the effect of the liquidated damages should be treated under the first view (View A), which states that a registration rights agreement should be treated as a combined unit together with the underlying financial instruments, warrants and derivative debenture and evaluated as a single instrument under EITF Issue 00-19 and FAS 133. The Company concluded that this view is the most appropriate for the transaction. The Registration Rights Agreement and the financial instruments to which it pertains (the warrants and the preferred stock) were considered a combined instrument and accounted for accordingly. The SEC declared the Registration Statement effective on August 10, 2006. As a result, during the quarter ended July 31, 2006, the Company accrued a liability of liquidated damages of $120,502. During the quarter ended October 31, 2006 an agreement was reached with SCO on the liquidated damages matter. The agreement concluded that since the securities owned by SCO Capital Partners, LLC were not registered because SCO voluntarily withdrew them from the Registration because of the resale restrictions required by the SEC, the Company is not obligated for any liquidated damages pertaining specifically to SCO Capital Partners, LLC. Accordingly, the Company reversed out $85,302 of liquidated damages in the prior quarter ended October 31, 2006.

The Company also issued six year warrants to its placement agent to purchase 987,720 common shares at $0.60 per share to SCO Securities LLC, as part of the success fees of 10% of the aggregate value of the transaction at sales price of common stock. These warrants are immediately exercisable upon issuance. The fair value of these warrants at the date of issue was estimated to be $0.44 per share and has been recorded as issuance costs and offset against the proceeds of the Series A Preferred.

    The fair value of warrants issued in connection with the issue of convertible debt and convertible preferred stock, including the agent warrants, was estimated at the date of grant and revalued at January 31, 2007 using a Black Scholes option pricing model with the following assumptions: a risk free interest rate of approximately 4.5% at the issuance date and 4.9% on January 31, 2007, no dividend yield, volatility factors of 81.89% to 97.24% at the issuance date and 60.22% to 62.32% at January 31, 2007, contractual terms of 6 and 7 years and expected terms based upon the formula prescribed in SEC Staff Accounting Bulletin 107 of 3 years and 3.5 years. These assumptions use the interest rate prevailing at the time of issuance, volatility factors calculated as the weighted average of the stock price volatility of ranked comparable public companies, and contractual terms equal to the exercise periods of the respective warrants. The fair value of the common stock as used in this calculation was $.60 per share at the issuance date, as negotiated between the Company and unaffiliated third party Series A investors, and $1.10 on January 31, 2007. The change in fair value of the warrants for the three months and nine months ended January 31, 2007 of $2,775,348 and $2,381,024, respectively, was reported in loss and disclosed in the financial statements.

The following table summarizes the activity for warrants issued during the nine month period ended January 31, 2007.

	Number of shares	Weighted Average Exercise Price
Balance—April 30, 2006	6,952,838	0.62
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—
Balance— January 31, 2007	6,952,838	0.62

The following table summarizes information about warrants outstanding as of January 31, 2007.

Warrants Outstanding and Exercisable

Exercise prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (years)

$ 0.01	1,016,534	5.86
0.60	987,720	5.00
0.75	4,938,597	5.00
2.25	9,987	3.32

5. EMPLOYMENT AND CONSULTING AGREEMENTS

In January 2006, the Company entered into employment agreements with the Company’s President and Chief Executive Officer (“CEO”), and with the Company’s Executive Chairman, for one year terms. These agreements were automatically renewed for an additional on year term on January 31, 2007. Under these agreements, the President and Executive Chairman are to be paid annual base salaries of $275,000 and $248,000, respectively. Both officers are eligible to receive annual bonuses and additional stock option grants at the discretion of the Company’s board of directors. In July 2006, the Company’s CEO and Executive Chairman agreed to defer 50% of their base salaries until the completion of the Company’s next fund raising at which time the deferred amounts would be repaid and the deferrals would cease. Effective October 1, 2006, the Company’s CEO and Executive Chairman agreed to defer 100% of their base salaries until the completion of the Company’s next fund raising, or the completion of a merger or other consolidation with another company, at which time the deferred amounts would be repaid and the deferrals would cease. Effective June 30, 2006, our Executive Chairman was appointed by our Board to be our Chief Financial Officer, Secretary and Treasurer.

In January 2006, the Company entered into an employment agreement with the Company’s Chief Financial Officer (“CFO”). Under the agreement, the CFO was to be paid an annual base salary of $215,000 and also entitled to receive an annual bonus and additional stock option grants at the discretion of the Company’s board of directors. In June 2006, the Company’s CFO resigned. The Company is not obligated to pay him any severance or other payments as the result of his departure; however, the board agreed to amend the terms of his stock option agreement to immediately vest him in twenty five percent (25%) of the shares covered by the option, or 101,668 shares, and enable him to exercise such option until June 30, 2007. Based on FAS 123R, no incremental expense was recorded for these options with accelerated vesting as the fair value of the modified options was less than the fair value of the original options calculated immediately before the terms were modified.

In November 2005, the Company entered into two consulting agreements: (i) a Service Provision Agreement with Pharma Consultancy Limited, a UK company controlled by Luiz Porto, one of the Company’s stockholders pursuant to which the Company will pay Dr. Porto approximately $278,000 per year, for services rendered by Dr. Porto to the Company as an independent consultant in connection with the management of the Company’s clinical activities, that will terminate on December 31, 2006 unless extended by a mutual written agreement of the parties and may be terminated, with or without cause, by giving the other party thirty (30) days’ prior written notice; and (ii) a Service Provision Agreement with Gary Bower pursuant to which the Company will pay Mr. Bower approximately $156,000 per year for services rendered by Mr. Bower to the Company as an independent consultant in connection with the pre-clinical activities related to the manufacturing of the Company’s product candidates, that will terminate on December 31, 2006 unless extended by a mutual written agreement of the parties and that may be terminated, with or without cause, by giving the other party thirty (30) days’ prior written notice.

The agreement with Mr. Bower was amended in April 2006 to include GTE Consultancy Limited, a company organized under the laws of United Kingdom and owned by Mr. Bower, as the service provider pursuant to the agreement. With the approval of the Company’s board of directors, both Dr. Porto and Mr. Bower may also be granted cash bonuses and stock options in the future. In July 2006, Pharma Consultancy Limited and GTE Consultancy Limited amended their agreements to reduce, effective September 1, 2006, their consulting services to the Company by 33%, which in turn, will reduce the Company’s payments by approximately $91,000 and $51,000, respectively, on an annualized basis. Both agreements expired by there terms on December 31, 2006 and were not renewed.

The Company’s former CFO resigned in August 2005, in connection with the closing of the share exchange agreement with Bridge Oncology. In January 2006, he entered into a consulting arrangement with the Company under which he is paid $5,000 per month retroactive to June 2005. Effective June 1, 2006, the former CFO agreed to modify his consulting arrangement to provide his services for $100 per hour in lieu of a fixed retainer and was granted options to acquire 25,000 of the Company’s common stock at $.60 per share vesting quarterly over twenty four months.

6. STOCK- BASED COMPENSATION

The Board of Directors adopted and the stockholders approved the 2005 Equity Incentive Plan in June 2005. The plan was adopted to recognize the contributions made by the Company’s employees, officers, consultants, and directors, to provide those individuals with additional incentive to devote themselves to its future success, and to improve the Company’s ability to attract, retain and motivate individuals upon whom the Company’s growth and financial success depends. Under the plan, stock options may be granted as approved by the Board of Directors or the Compensation Committee. There are 8,000,000 shares reserved for grants of options under the plan, of which 2,204,701 have been issued as substitutions with the exact same terms for the 2,204,701 previously issued options outstanding as of April 30, 2005. Stock options vest pursuant to individual stock option agreements. No options granted under the plan are exercisable after the expiration of ten years (or less in the discretion of the Board of Directors or the Compensation Committee) from the date of the grant. The plan will continue in effect until terminated or amended by the Board of Directors or until expiration of the plan on August 31, 2015.

FAS 123(R) requires the use of a valuation model to calculate the fair value of each stock-based award. Since May 1, 2003, the Company has used the Black-Scholes model to estimate the fair value of stock options granted. For the valuation of stock-based awards granted in the nine months ended January 31, 2007, the Company used the following significant assumptions:

Compensation Amortization Period. All stock-based compensation is amortized over the requisite service period of the options, which is generally the same as the vesting period of the options. For all stock options, the Company amortizes the fair value on a straight-line basis over the service periods.

Expected Term or Life. The expected term or life of stock options granted or stock purchase rights issued represents the expected weighted average period of time from the date of grant to the estimated date that the stock option would be fully exercised. To calculate the expected term, the Company used the total of one-half of the option term and one-half of the vesting period.

Expected Volatility. Expected volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate. The Company’s stock is currently traded on the over-the -counter bulletin board under the trading symbol “SMPM”. The Company estimated the expected volatility of the stock options at grant date using the daily stock price of three comparable companies over a recent historical period equal to the Company’s expected term.

Risk-Free Interest Rate. The risk-free interest rate used in determining the fair value of our stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of our stock-based awards.

Expected Dividends. The Company has never paid any cash dividends on common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero in valuation models.

Expected Forfeitures. As stock-based compensation expense recognized in the Condensed Consolidated Statements of Income for the nine months ended January 31, 2007 is based on awards that are ultimately expected to vest, it should be reduced for estimated forfeitures. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be 0% for stock options granted for the nine months ended January 31, 2007 based upon historical forfeitures.

Summary of Significant Assumptions of the Valuation of Stock-Based Awards. The weighted-average estimated fair value of stock options granted during the nine months ended January 31, 2007 and 2006 was $0.43 and $0.42 per share, respectively. The weighted-average estimated fair value of stock options granted during the three months ended January 31, 2007 and 2006 was $0 since no option was granted in this quarter and $0.51 per share, respectively. The fair value for these stock options was estimated at the date of grant with the following weighted-average assumptions for the three and nine months ended January 31, 2007 and 2006:

	Three months ended January 31,		Nine months ended January 31,
	2007	2006	2007	2006
Expected volatility	n/a	101.80%	80.17% - 81.38%	101.80%
Weighted-average volatility	n/a	101.80%	80.41%	78.48%
Expected dividend yield	n/a	0%	0%	0%
Expected term in years	n/a	6.0 to 7.0	6.0	6.0 to 7.0
Risk-free interest rate	n/a	4.5% to 4.6%	4.8% to 5.1%	4.1% to 4.7%

    During the three months ended January 31, 2007 and 2006, the Company recognized compensation costs related to stock options of $53,670 and $64,817, respectively. During the nine months period ended January 31, 2007 and 2006, the Company recognized compensation costs related to stock options of $178,046 and $233,310, respectively. As of January 31, 2007, there was $497,215 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 5.72 years.

    The following table summarizes activity for stock options issued to employees, consultants and directors for the nine month period ended January 31, 2007 (unaudited):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at April 30, 2006	3,825,249	$0.94	7.9	$-0-
Granted	122,500	0.60
Exercised	—
Forfeited	(339,417)	0.60
Expired	—
Outstanding at January 31, 2007	3,608,332	$0.96	6.9	$512,646
Exercisable at January 31, 2007	2,451,361	$1.09	5.7	$-0-

The aggregate intrinsic value represents the difference between the stock price on the last day of the quarter, January 31, 2007, which was $1.10, and the exercise price multiplied by the number of options outstanding. The aggregate intrinsic values for stock options outstanding at April 30, 2006 and for stock options exercisable at January 31, 2007 are negative, and are shown as $-0- in the table above.

The following table summarizes information about non-vested Company stock options as of January 31, 2007 (unaudited):

	Shares	Weighted Average Grant Date Fair Value
Non-vested at April 30, 2006	1,849,128	$0.43
Granted	122,500	$0.43
Vested	(475,240)	$0.35
Forfeited	(339,417)	$0.15
Non-vested at January 31, 2007	1,156,971	$0.50

7. RELATED PARTY TRANSACTIONS

Due to Related Parties

The Company recorded advisory service fees totaling $37,500 and $142,500 to SCO Financial Group, LLC for the three and nine months ended January 31, 2007, respectively. The Company recorded board of director fees of $12,000 and $56,000 for the three and nine months ended January 31, 2007. Due to related parties at January 31, 2007 consists of $75,000 payable to SCO, and the remainder is payable to members of the board of directors for their fees and reimbursement of expenses.

8. SUBSEQUENT EVENTS

On February 15, 2007, one of the Series A Preferred holders converted one share of Series A Preferred Shares together with all accrued and unpaid dividends attributable to such share into 18,069 shares.

On February15, 2007, the Company entered into a non-binding letter of intent with Access Pharmaceuticals, Inc. under which Access would acquire all of the outstanding equity securities of the Company for 1,500,000 shares of Access common stock. Consummation of the transactions contemplated by the non-binding letter of intent is subject to the due diligence of the parties, as well as the negotiation and execution of one or more definitive agreements and any closing conditions contained therein.

On February 26, 2007, the Company issued, pursuant to the terms of the financial advisory agreement dated March 2005 between Bridge Oncology and SCO Financial Group LLC, which the Company assumed, an annual grant of warrants to purchase 150,000 shares of the Company’s common stock at an exercise price of $0.01 per share and is exercisable for 7 years.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements apply to the merger between Somanta, a Delaware corporation, and Access, a Delaware corporation, by which Somanta will become a wholly owned subsidiary of Access, and are based upon the historical condensed consolidated financial statements and notes thereto (as applicable) of Access and Somanta, which are incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the merger as if the merger had been completed on March 31, 2007 and combines Access’s March 31, 2007 audited consolidated balance sheet with Somanta’s January 31, 2007 unaudited consolidated balance sheet. The unaudited pro forma condensed combined statement of operations gives pro forma effect to the merger as if it had been completed on January 1, 2006 and combines Access’ audited consolidated statement of operations for the year ended December 31, 2006, with Somanta’s unaudited consolidated statement of operations for the twelve months ended January 31, 2007.

Somanta preferred and common stockholders are expected to receive 1,500,000 shares of Access common stock for Somanta common stock they own at the completion of the merger.

The pro forma adjustments are based upon available information and certain assumptions that Access believes are reasonable under the circumstances. A final determination of fair values relating to the merger, which cannot be made prior to the completion of the merger, may differ materially from the preliminary estimates and will include management’s final valuation of the fair value of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible assets of Somanta that exist as of the date of the completion of the merger. The final valuation may change the allocations of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by Access and Somanta with the SEC. See “Additional Information—Where You Can Find More Information” beginning on page 232.

Pro Forma Condensed Combined Balance Sheet
As of March 31, 2007
(Unaudited)

Historical

	Access	Somanta	Pro Forma Adjustments				Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$359,000	$129,000					$488,000
Short term investments, at cost	2,724,000	-					2,724,000
Receivables	356,000	1,000					357,000
Prepaid expenses and other current expenses	357,000	13,000					370,000
Total current assets	3,796,000	143,000					3,939,000

Property and equipment, net	207,000	18,000					225,000
Patents net	836,000	-					836,000
Licenses, net	12,000	-					12,000
Other assets	25,000	5,000					30,000
Total assets	$4,876,000	$166,000					$5,042,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payables and accrued expenses	$1,232,000	$1,765,000	455,000		(c	)	$3,452,000
Due to related parties	-	181,000					181,000
Liquidated damages related to Series A	-	35,000	(35,000)		(b	)	-
Accrued interest payable	899,000	-					899,000
Deferred revenues	173,000	8,000					181,000
Warrant liabilities	-	5,237,000	1,000,000		(a	)	1,000,000
			(5,237,000)		(b	)
Current portion of long-term debt net of discount	10,794,000	-					10,794,000
Total current liabilities	13,098,000	7,226,000					16,507,000

Long-term debt	5,500,000	-					5,500,000
Total liabilities	18,598,000	7,226,000					22,007,000

Stockholders’ deficit
Preferred stock	-	-					-
Common stock	35,000	14,000	15,000 (14,000)		(a (b	) )	50,000
Additional paid-in capital	69,091,000	6,880,000	6,485,000 (6,880,000)		(a (b	) )	75,576,000
Notes receivable from stockholders	(1,045,000)	-					(1,045,000)
Treasury stock, at cost	(4,000)	-					(4,000)
Accumulated deficit	(81,799,000)	(13,954,000)	(7,500,000)		(a	)	(91,542,000)
			(1,788,000 13,954,000 (455,000	) )	(b (b (c	) ) )
Total stockholders’ deficit	(13,722,000)	(7,060,000)					(16,965,000)
Total liabilities and stockholders’deficit	$4,876,000	$166,000					$5,042,000

See accompanying Notes to Pro Forma Condensed Combined Balance Sheet

Notes to Pro Forma Condensed Combined Balance Sheet

Note 1: The above statement gives effect to the following pro forma adjustments necessary to reflect the merger of Access and Somanta, as if the transaction had occurred March 31, 2007. Somanta statements used were January 31, 2007.

a)
To record the exchange, for accounting purposes, by Somanta shareholders of their common stock (valued at $7,500,000) for 1,500,000 shares of Access (or 1,500,000 shares valued at the estimated stock price of $5.00 per share) and record $1,000,000 in new warrant liability. The value placed on the shares was determined based on negotiation between the companies of the amount of Access shares to issue to Somanta shareholders and the estimated stock price of $5.00 per share. The excess purchase price over the fair value of Somanta's assets acquired is being charged to deficit.

b)	To eliminate the shareholders equity section and warrant liabilities of Somanta in connection with the merger and credit the net equity to combined deficit.

c)	Accrual of $455,000 of estimated legal, accounting and other professional fees relating to the merger.

After the consummation of the transactions described herein, Access will have 100,000,000 common shares authorized, approximately 5,041,394 common shares issued and outstanding, 2,000,000 preferred shares authorized and no preferred shares issued.

Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2007
(Unaudited)

Historical

	Access	Somanta	Pro Forma Combined

Revenue	$-	$-	$-

Expenses
Research and development	413,000	214,000	627,000
General and administrative	1,139,000	450,000	1,589,000
Depreciation and amortization	75,000	-	75,000
Total expenses	1,627,000	664,000	2,291,000

Loss from operations	(1,627,000)	(664,000)	(2,291,000)

Interest and miscellaneous income	35,000	2,000	37,000
Interest and other expenses	(2,535,000)	-	(2,535,000)
Change in fair value of warrant liabilities	-	(2,775,000)	(2,775,000)
Currency translation loss	-	(1,000)	(1,000)
	(2,500,000)	(2,774,000)	(5,274,000)

Net loss	$(4,127,000)	$(3,438,000)	$(7,565,000)

Basic and diluted loss per common share	$(1.17)	$(0.25)	$(1.50)

Weighted average basic and diluted common shares outstanding	3,535,197	14,274,534	5,035,197

Notes to Pro Forma Condensed Combined Statement of Operations

Note 1: The above statement gives effect to the merger of Access and Somanta, as if the merger had occurred on January 1, 2006. Somanta statements used were for the three months ended January 31, 2007.

Note 2: The pro forma combined-weighted average number of common outstanding shares is based on the weighted average number of shares of common stock of Access during the period plus those shares to be issued in conjunction with the merger. A reconciliation between Access' historical weighted average shares outstanding and pro forma weighted average shares outstanding and pro forma weighted average shares outstanding is as follows:

Historical	3,535,197
Somanta equivalent shares giving effect to the merger	1,500,000
Total	5,035,197

Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2006
(Unaudited)

Historical

	Access	Somanta	Pro Forma Combined

Revenue	$-	$1000	$1000

Expenses
Research and development	2,053,000	1,362,000	3,415,000
General and administrative	2,813,000	3,392,000	6,205,000
Depreciation and amortization	309,000	-	309,000
Total expenses	5,175,000	4,754,000	9,929,000

Loss from operations	(5,175,000)	(4,753,000)	(9,928,000)

Interest and miscellaneous income	294,000	43,000	337,000
Interest and other expenses	(7,436,000)	-	(7,436,000)
Liquidated damages	-	(35,000)	(35,000)
Change in fair value of warrant liabilities	(1,107,000)	(2,243,000)	(3,350,000)
Currency translation loss	-	(4,000)	(4,000)
	(8,249,000)	(2,239,000)	(10,488,000)

Net loss before discontinued operations and before tax benefit	(13,424,000)	(6,992,000)	(20,416,000)
Income tax benefit	173,000	(2,000)	171,000
Loss from continuing operations	(13,251,000)	(6,994,000)	(20,245,000)

Discontinued operations, net of taxes of $173,000	377,000	-	377,000
Net loss	$(12,874,000)	$(6,994,000)	$(19,868,000)

Basic and diluted loss per common share
Loss from continuing operations allocable to common stockholders	$(3.76)	$(0.49)	$(4.02)
Discontinued operations	0.11	-	0.07
Net loss allocable to common Stockholders	$(3.65)	$(0.49)	$(3.95)

Weighted average basic and diluted common shares outstanding	3,531,934	14,274,534	5,031,934

Notes to Pro Forma Condensed Combined Statement of Operations

Note 1: The above statement gives effect to the merger of Access and Somanta, as if the merger had occurred on January 1, 2006. Somanta statements used were for the twelve months ended January 31, 2007.

Note 2: The pro forma combined-weighted average number of common outstanding shares is based on the weighted average number of shares of common stock of Access during the period plus those shares to be issued in conjunction with the merger. A reconciliation between Access' historical weighted average shares outstanding and pro forma weighted average shares outstanding and pro forma weighted average shares outstanding is as follows:

Historical	3,531,934
Somanta equivalent shares giving effect to the merger	1,500,000
Total	5,031,934

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

Both Access and Somanta are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the DGCL. Before the completion of the merger, the rights of Somanta stockholders are also governed by the Somanta certificate of incorporation, and the Somanta bylaws. Upon completion of the merger, Somanta stockholders will receive Access common stock in exchange for their shares of Somanta common stock. As a result, upon completion of the merger, the rights of Somanta stockholders who become Access stockholders in the merger will be governed by the DGCL, the Access certificate of incorporation, and the Access bylaws.

The following is a summary of material differences between the current rights of Access stockholders and the current rights of Somanta stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Access and Somanta stockholders and it is qualified in its entirety by reference to the various documents of Access and Somanta to which we refer in this summary. We urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this proxy statement/prospectus for a more complete understanding of the differences between being an Access stockholder and being a Somanta stockholder. Access and Somanta have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See “Additional Information—Where You Can Find More Information” beginning on page 231.

Provision	Access Common Stock and Preferred Stock	Somanta Common Stock and Preferred Stock

ELECTIONS; VOTING PROCEDURAL MATTERS

Authorized Capital Stock
Access’ certificate of incorporation authorizes the issuance of up to 102,000,000 shares, each with a par value of $0.01 per share. Of the total authorized shares, 100,000,000 shares shall be common stock and 2,000,000 shares shall be preferred stock.

Somanta’s certificate of incorporation authorizes the issuance of up to 120,000,000 shares, each with a par value of $0.001 per share. Of the total authorized shares, 100,000,000 shares shall be common stock and 20,000,000 shares shall be preferred stock.

Number of Directors
Access’ bylaws provide that the board of directors shall consist of between five (5) and fifteen (15) directors, and unless otherwise provided in the certificate of incorporation, the board of directors shall have the exclusive power to establish the size of the board of directors.  Currently there are 12 members on the board of Access.
Somanta’s bylaws provide that the board of directors shall have the exclusive power to establish the size of the board of directors. Currently there are five (5) members on the board of Somanta.

Stockholder Nominations and Proposals
Access’ most recent proxy statement dated April 16, 2007, provides that the 2008 annual meeting of stockholders is expected to be held on or about May 15, 2008. The Access board will make provisions for the presentation of proposals submitted by eligible stockholders who have complied with the relevant rules and regulations of the SEC. Proposals must be received by Access no later than December 14, 2007 to be considered for inclusion on the Access proxy statement and form of proxy relating to that meeting, and no later than March 4, 2008 for all other proposals.

Somanta’s bylaws provide that, in order for a stockholder to make a director nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Somanta’s secretary not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting (with certain adjustments if the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors
Except as otherwise provided in Access’ bylaws or in its certificate of incorporation, the board of directors shall be divided into three (3) classes as nearly equal in number as possible.  Each director will be elected at the appropriate annual meeting and will hold officer for a term of three (3) years and until his successor is elected and qualified or until his earlier resignation or removal.
Somanta’s certificate of incorporation and bylaws do not provide for the division of the board of directors into classes.
Removal of Directors
Access’ certificate of incorporation provides that any director of the entire board of directors may be removed from office at any time, but only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in the election of directors.

Under Somanta’s bylaws, subject to the certificate of incorporation, the board of directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal.

Special Meetings of Stockholders
Access’ bylaws provide that a special meeting of the board of directors or any committee designated by the board may be called at any time by the chairman of the board, if any, by the president or by a majority of the members of the board of directors or any such committee as the case may be.
Somanta’s bylaws provide that a special meeting of the stockholders may be called by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Cumulative Voting
Access’ bylaws provide that every stockholder entitled to vote for the election of directors shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected and cumulative voting in the election of such directors shall be permitted.
Somanta’s bylaws provide that no person entitled to vote at an election for directors may cumulate their votes, unless at the time of the election, Somanta is subject to Section 2115(b) of the CGCL.

Vacancies
Access’ bylaws provide that, any vacancy or newly created directorships on the board of directors will be filled by the affirmative vote of a majority of the directors in office, although less than a quorum.

Somanta’s bylaws provide that, unless otherwise provided in the certificate of incorporation, and subject to the rights of the holders of any series of preferred stock, any vacancy or newly created directorships on the board of directors will be filled by the affirmative vote of a majority of the directors in office even if less than a quorum.

Voting Stock
Under Access’ certificate of incorporation, each stockholder of common stock shall have one vote for each share of stock standing in his name on the books of Access and entitled to vote.

Under Access’ certificate of designation, a holder of Access Series A preferred stock (none of which is currently outstanding) would be entitled to 100 votes, for each share of Series A preferred stock held, on all matters submitted to a vote of the stockholders of Access, voting together with the common as a single class.

The number of shares a holder of Series A preferred stock would be entitled to vote is subject to adjustment for any dividends on common stock which are paid in common stock or combination or consolidation of the outstanding shares of common stock by reclassification or otherwise into a greater or lesser number of shares of common stock.

Under Somanta’s certificate of incorporation the holders of common stock have the right to one vote per share of common stock.

Under Somanta’s certificate of designations, each holder of outstanding Series A preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the Series A preferred stock is convertible.  Except as provided in certain provisions in the certificate of designation with respect to the Series A preferred stock, the Series A preferred stock shall vote together with the holders of common stock as single class.

Stockholder Action by Written Consent
Access bylaws provide that, any action required to be taken at a meeting of stockholders, or any action which may be taken at a meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting for the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Somanta’s bylaws provide that, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action, is signed by the holders of outstanding stock having not less that the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.  Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented in writing.

Notice of Meetings
Under Access bylaws, written notice of each stockholder meeting must include the date, time and place of such meeting.  Notice will be given not less than 10 nor more than 60 days prior to the date of the meeting to each stockholder entitled to vote at such meeting.

Under Somanta’s bylaws, written notice of each stockholder meeting must include the date, time and place of such meeting.  Notice will be given not less than 10 nor more than 60 days prior to the date of the meeting to each stockholder entitled to vote at such meeting.  In the case of a special meeting the purpose or purposes of the meeting shall be provided.

Stockholders Rights Plan
Access is a party to a  stockholder rights agreement under which holders of Access common stock as of a certain date are entitled to the right to purchase Access Series A preferred stock. The right will become exercisable only if a person or group (a) acquires 15% (20% in the case of Heartland Advisors, Inc, or Oracle Partners LP) or more of Access’ common stock or (b) announces a tender offer that would result in ownership of 15% (20% in the case of Heartland Advisors, Inc, or Oracle Partners LP) or more of the common stock. Each right may entitle its holder (other than the 15% person or group) to receive upon exercise of the right, a one one-hundredth of a share of Series A preferred Stock. Holders of such Series A preferred stock shall be entitled to certain rights including a minimum quarterly dividend payments, voting rights, and consideration upon a change in control of Access.

Conversion Rights and Protective Provisions
Under Access’ certificate of designation, each share of Series A preferred stock (none of which is currently outstanding) would be convertible into 100 shares of Access common stock subject to adjustment for any dividends on common stock which are paid in common stock or combination or consolidation of the outstanding shares of common stock by reclassification or otherwise into a greater or lesser number of shares of common stock.

Under Somanta’s certificate of designations, each share of Series A preferred stock is convertible, at the option of the holder thereof at any time and shall convert at Somanta’s election upon a Conversion Triggering Event (as defined in the certificate of designation) and shall automatically convert upon a Qualified Change in Control (as defined in the certificate of designation).

Somanta’s certificate of designations provides that, upon certain terms and conditions, the holders of Somanta Series A preferred stock shall have a right to participate with respect to the issuance or possible issuance by Somanta of any future equity or equity linked securities.

Somanta’s certificate of designations provides that upon a change in control (as defined in the certificate of designations) the successor corporation shall expressly assume the due and punctual observance and performance of each and every covenant and condition contained in the certificate of designations.

In accordance with the certificate of designations of Somanta’s Series A preferred stock, holders of a majority of the Series A preferred stock of Somanta have acknowledged and agreed that if the stockholders of Somanta approve the merger agreement and the transactions contemplated thereby, then each share of preferred stock will be exchanged for common stock of Access and all the rights, preferences and privileges associated with such Series A preferred stock will cease to exist as of the closing of the merger.

INDEMNIFICATION OF OFFEICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY

Indemnification
Access’ certificate of incorporation provides that Access shall indemnify all persons to the extent and in the manner permitted by the provisions of the DGCL, subject to any permissible expansion or limitation of such indemnification as may be set forth in the bylaws or any stockholder or director resolution or by contract.  Additionally, no director of Access shall be liable to Access or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability for: (i) breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct, (iii) unlawful payment of dividends or unlawful repurchases or redemptions, or (iv) any transaction from which the directors derived an improper personal benefit.

Somanta’s bylaws provide that Somanta shall indemnify any director or officer and shall have the power to indemnify  any employee or agent, to the fullest extent not prohibited by the DGCL or any other applicable law.  Somanta shall not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless (i) such indemnification is expressly required by law, (ii) the proceeding was authorized by the board of directors, (iii) such indemnification is provided by Somanta, in its sole discretion, pursuant to the powers vested in Somanta under DGCL or other applicable law, and (iv) such indemnification is order by any court of competent jurisdiction.

Advancement of Expenses
Somanta’s bylaws provide that Somanta shall advance expenses to any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been a director or officer, of Somanta, or is or was serving at the request of Somanta as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, provided, however, that if the DGCL so requires, such advancement of expenses shall be made only upon delivery to Somanta of any undertaking by such person to repay all amounts so advanced if there is a final judgment that such person is not entitled to be indemnified for such expenses.

DIVIDENDS

Declaration and Payment of Dividends
Access’ bylaws provide that dividends shall be declared and paid out of any surplus or net profits for the fiscal year in which the dividend is declared, and/or the preceding fiscal year as often and at such times as the board of directors may determine.  If the capital of Access is diminished by depreciation of property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock; the board of directors shall not declare and pay out of net profits any dividends upon any shares of its capital stock until the deficiency in the amount of capital represented by issued and outstanding stock shall have been repaired.

While dividends will accrue on outstanding shares of preferred stock, subject to the provisions of Access’ certificate of designation, Access shall be under no obligation to pay such accruing dividends, provided, however, that Access shall not declare, pay or set aside any dividends on any other shares of capital stock of Access unless the holders of preferred stock then outstanding shall first receive the dividend to which they are entitled pursuant to the terms of Access’ certificate of designation.

Somanta’s certificate of incorporation provides that when determined by the board of directors and subject to the preferential dividend rights of the preferred stock, dividends may be paid on the common stock from funds lawfully available for such purpose.  While dividends will accrue on outstanding shares of preferred stock, subject to the provisions of Somanta’s certificate of designation, Somanta shall be under no obligation to pay such accruing dividends, provided, however, that Somanta shall not declare, pay or set aside any dividends on any other shares of capital stock of Somanta unless the holders of preferred stock then outstanding shall first receive the dividend to which they are entitled pursuant to the terms of Somanta’s certificate of designation.

AMENDMENTS TO ARTICLES OF INCORPORATION, CERTIFICATE OF DESIGNATION OR BYLAWS

General Provisions
Access’ certificate of incorporation provides that Access reserves the right to amend or repeal any provision of the certificate of incorporation.  Certain provision of the certificate of incorporation may not be altered or amended without the affirmative vote of the holders of at least 66-2/3% of the shares entitled to vote.

Access’ bylaws provide that subject to repeal or change by action of the stockholders in accordance with the certificate of incorporation, the board of directors may amend, supplement or repeal the bylaws.

Somanta’s certificate of incorporation provides that Somanta reserves the right to amend or repeal any provision of the certificate of incorporation.  Certain provision of the certificate of incorporation may not be altered or amended without the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then outstanding  shares of capital stock of Somanta entitled to vote, voting together as a single class.

Somanta’s certificate of designation provides that the certificate may be amended, altered or repealed upon the affirmative vote of the holders of at least a majority of the shares of preferred stock outstanding.

Somanta’s certificate of incorporation provides that Somanta’s board of directors is expressly empowered to adopt, amend or repeal the bylaws.  The stockholders shall also have the power to adopt, amend or repeal the bylaws.  Any adoption, amendment or repeal of the bylaws by the stockholders shall require, in addition to any vote of the holders of any class of series of stock of Somanta required to vote, the affirmative vote of 66-2/3% of the voting power of all the then outstanding  shares of capital stock of Somanta entitled to vote, voting together as a single class.

ADDITIONAL INFORMATION

Stockholder Proposals

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proposals for inclusion in a company’s proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

Somanta

If the merger is not completed or if it would otherwise be required to do so under applicable law, Somanta will hold its 2007 annual meeting of stockholders. For any proposal to be considered for inclusion in the Somanta proxy statement and form of proxy for submission to the Somanta stockholders at the Somanta 2007 annual meeting, it must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to Somanta Pharmaceuticals, Inc., 19200 Von Karman Avenue, Suite 400, Irvine, California 92612, Attention: Secretary. The submission of a stockholder proposal does not guarantee that it will be included in the Somanta 2007 proxy statement.

In accordance with Somanta’s bylaws and SEC rule 14a-8, in order to be properly brought before the Somanta 2007 annual meeting, a stockholder’s notice of the matter the stockholder wishes to present, or the person or persons the stockholder wishes to nominate as a director, must be delivered to Somanta’s secretary at Somanta’s principal executive offices not less than 90 nor more than 120 days before Somanta’s 2007 annual meeting. As a result, any notice given by a stockholder pursuant to these provisions must be received no earlier than May 9, 2007 and no later than June 8, 2007, unless Somanta’s 2007 annual meeting date is more than 30 days before or after September 6, 2007.

If Somanta’s 2007 annual meeting date is advanced or delayed by more than 30 days from September 6, 2007, then proposals must be received not less than 90 nor more than 120 before Somanta’s 2007 annual meeting or the 10th day following the date on which the meeting date is publicly announced.

To be in proper form, a stockholder’s notice must include the specified information concerning the proposal or nominee as described in Somanta’s bylaws. A stockholder who wishes to submit a proposal or nomination is encouraged to seek independent counsel about Somanta’s bylaws and SEC requirements. Somanta will not consider any proposal or nomination that does not meet the bylaw requirements and the SEC’s requirements for submitting a proposal or nomination.

Notices of intention to present proposals at Somanta’s 2007 annual meeting should be addressed to Somanta Pharmaceuticals, Inc., Attention: Secretary, 19200 Von Karman Avenue, Suite 400, Irvine, California 92612. Somanta reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Experts

The consolidated financial statements incorporated in this proxy statement/prospectus by reference to the Access Annual Report on Form 10-KSB for the year ended December 31, 2006 have been so incorporated in reliance on the report of Whitley Penn LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 included in this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Somanta as of April 30, 2007 and 2006, and for each of the years in the three-year period ended April 30, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Stonefield Josephson, Inc., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

None of the independent public registered accounting firms named above have any interest in the merger.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g. brokers) to satisfy the delivery requirements for proxy statements and annual reports to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, and direct your written request to Somanta Pharmaceuticals, Inc., 19200 Von Karman Avenue, Suite 400, Irvine, California or call us at (949) 477-8090. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Where You Can Find More Information

Access and Somanta file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Access or Somanta at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Access and Somanta are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

Access has filed a registration statement on Form S-4 to register with the SEC the Access common stock to be issued to Somanta stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Access, in addition to being a proxy statement of Somanta for Somanta’s special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Access, Access common stock and Somanta. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Access and Somanta incorporate by reference the agreement and plan of merger attached to this proxy statement/prospectus as Annex A.

Access has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Access and Somanta has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Somanta.

You may obtain copies of the information relating to Access, without charge, by sending an e-mail to akc@accesspharma.com or by calling (214) 905-5100.

You may obtain copies of the information relating to Somanta, without charge, by sending an e-mail to t.bruggeman@somanta.com or by calling (949) 477-8090.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SOMANTA SPECIAL MEETING, ACCESS OR SOMANTA, AS APPLICABLE, SHOULD RECEIVE YOUR REQUEST NO LATER THAN _____, 2007.

We have not authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF April 18, 2007

BY AND AMONG

ACCESS PHARMACEUTICALS, INC.,

SOMANTA ACQUISITION CORPORATION,

SOMANTA PHARMACEUTICALS, INC.,

SOMANTA INCORPORATED,

AND

SOMANTA LIMITED

ARTICLE II.        EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

3.01.... Representations and Warranties of the Company and its Subsidiaries7

3.02.... Representations and Warranties of Parent and Merger Sub.............. 15

ARTICLE IV.       COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR

5.01.... Preparation of Form S-4 and Stockholder Statement; Stockholder

- i -

(continued)

- ii -

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 18, 2007, by and among Access Pharmaceuticals, Inc., a Delaware corporation ("Parent"), Somanta Acquisition Corporation, a Delaware corporation and a direct wholly-owned Subsidiary of Parent ("Merger Sub"), Somanta Pharmaceuticals, Inc., a Delaware corporation (the "Company"), Somanta Incorporated, a Delaware corporation and a wholly-owned Subsidiary of the Company, and Somanta Limited, a company organized under the laws of England and a wholly-owned Subsidiary of Somanta Incorporated.  Certain capitalized terms used herein are defined in Section 8.04.

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of each corporation and their respective stockholders that Parent acquire the Company in order to advance the long-term business interests of Parent and the Company;

WHEREAS, the acquisition of the Company shall be effected through the merger (the "Merger") of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law ("Delaware Law"), as a result of which the Company shall become a wholly-owned Subsidiary of Parent;

WHEREAS, the Merger and this Agreement require the vote of a (i) majority of the outstanding shares of Company Common Stock (including, for these purposes, all shares of Company Common Stock issuable upon conversion of Company Preferred Stock) and (ii)  majority of the outstanding shares of Company Preferred Stock, voting as a separate class, for the approval thereof (the "Company Stockholder Approval");

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company have entered into a Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A, pursuant to which such stockholders have, among other things, granted certain officers of Parent an irrevocable proxy to vote shares of capital stock of the Company that such stockholders own in favor of this Agreement, the Merger and the transactions contemplated herein;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt of sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

THE MERGER

1.01.       The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, Merger Sub shall be merged with and into the Company at the Effective Time of the Merger. Upon the Effective Time of the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and a wholly-owned Subsidiary of Parent.

1.02.       Closing.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.01, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. on the second business day after satisfaction of the conditions set forth in Section 6.01 (or as soon as practicable thereafter following satisfaction or waiver of the conditions set forth in Sections 6.02 and 6.03) (the "Closing Date"), at the offices of Bingham McCutchen, LLP, 150 Federal Street, Boston, Massachusetts 02110, unless another date, time or place is agreed to in writing by the parties hereto.

1.03.       Effective Time of the Merger.  Upon the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of Delaware Law and shall make all other filings or recordings required under Delaware Law.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as is permissible in accordance with Delaware Law and as Merger Sub and the Company shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time of the Merger").

1.04.       Effects of the Merger.  The Merger shall have the effects set forth in the applicable provisions of Delaware Law.  As used herein, "Surviving Corporation" shall mean and refer to the Company, at and after the Effective Time of the Merger, as the surviving corporation in the Merger and a wholly-owned Subsidiary of Parent.

1.05.       Certificate of Incorporation; By-Laws; Purposes.  (a) At the Effective Time of the Merger, and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of Merger Sub as in effect at the Effective Time of the Merger shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

(b)            At the Effective Time of the Merger, and without any further action on the part of the Company or Merger Sub, the by-laws of Merger Sub as in effect at the Effective Time of the Merger shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(c)             The purposes of the Surviving Corporation shall be the purposes set forth in the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time of the Merger.

(d)            The capitalization of the Surviving Corporation shall be as set forth in the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time of the Merger.

1.06.       Directors.  The directors of Merger Sub at the Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.07.       Officers.  The officers of Merger Sub at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II.

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.01.       Effect on Capital Stock.  As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the Company, Merger Sub, or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)             Common Stock of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into one share of the common stock, par value $0.001 per share, of the Surviving Corporation.

(b)            Cancellation of Treasury Stock, Parent-Owned Company Stock and Company Preferred Stock.  Each share of Company Common Stock and Company Preferred Stock that is owned by the Company or by any Subsidiary of the Company, and each share of Company Common Stock and Company Preferred Stock that is owned by Parent, Merger Sub or any other Subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no cash, Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c)             Conversion of Company Common Stock and Company Preferred Stock.

(i)        Each issued and outstanding share of Company Common Stock (excluding shares cancelled pursuant to Section 2.01(b) and any Dissenting Shares to the extent provided in Section 2.04 but including all shares of Company Common Stock issued upon conversion of any Company Preferred Stock or exercise of Company Options or Company Warrants occurring after the date of this Agreement) shall be converted into the right to receive a number of shares of Parent Common Stock equal to:  (x) 500,000, divided by (y) the total number of shares of Company Common Stock outstanding at the Effective Time, such quotient to be carried out to eight decimal points (the "Common Stock Exchange Ratio");

(ii)       Each issued and outstanding share of Company Preferred Stock (excluding shares cancelled pursuant to Section 2.01(b) and any Dissenting Shares to the extent provided in Section 2.04) shall be converted into the right to receive a number of shares of Parent Common Stock equal to:  (x) 1,000,000, divided by (y) the total number of shares of Company Preferred Stock outstanding at the Effective Time, such quotient carried out to eight decimal points (the "Preferred Stock Exchange Ratio");

(iii)      The total number of shares of Parent Common Stock issuable in exchange for the Company Common Stock and Company Preferred Stock shall be referred to herein collectively as the “Merger Consideration.”  In no event shall the aggregate number of shares of Parent Common Stock to be issued or issuable hereunder in exchange for Company Common Stock and Company Preferred Stock exceed 1,500,000 (or such lesser number if decreased in accordance with Section 2.04).  Except as set forth in this Article II, no other amounts shall be payable with respect to such Company Common Stock.

(d)            Cancellation and Retirement of Company Common Stock and Company Preferred Stock.  As of the Effective Time of the Merger, all shares of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time of the Merger shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock and Company Preferred Stock (collectively, the "Certificates") shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration (and cash in lieu of fractional shares of Parent Common Stock) to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02.

2.02.       Exchange of Certificates.

(a)             Exchange Agent.  As of the Effective Time of the Merger, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent (the "Exchange Agent") which shall provide that Parent shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time of the Merger, and any cash payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock.

(i)              Exchange Procedures.  As soon as reasonably practicable after the Effective Time of the Merger, the Exchange Agent shall mail to each holder of record of Certificates immediately prior to the Effective Time of the Merger whose shares of Company Common Stock were converted into shares of Parent Common Stock pursuant to Section 2.01 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock.  Upon surrender of a Certificate for cancellation (or indemnity reasonably satisfactory to Parent and the Exchange Agent, if any of such Certificates are lost, stolen or destroyed) to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of all Certificates surrendered by such holder pursuant to the provisions of this Article II (after taking into account all shares of Company Common Stock then held by such holder), and the Certificates so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.  Until surrendered as contemplated by this Section 2.02, subject to the provisions of Section 2.04, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the Parent Common Stock into which the shares of Company Common Stock represented by such Certificate have been converted as provided in this Article II and the right to receive upon such surrender cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 2.02.

(ii)            Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e) until the surrender of such Certificate in accordance with this Article II.  Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing the whole shares of Parent Common Stock issued in exchange therefor without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of any dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time of the Merger and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(iii)          No Further Ownership Rights in Company Common Stock or Company Preferred Stock.  All shares of Parent Common Stock issued upon conversion of shares of Company Common Stock or Company Preferred Stock in accordance with the terms hereof, and all cash paid pursuant to Sections 2.02(c) and 2.02(e), shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock or Company Preferred Stock, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Common Stock or Company Preferred Stock which were outstanding prior to the Effective Time of the Merger.  If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(iv)          No Fractional Shares.  (i) No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent.  In lieu of such issuance of fractional shares, Parent shall pay each holder of Certificates an amount in cash equal to the product obtained by multiplying (a) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock or Company Preferred Stock held immediately prior to the Effective Time of the Merger by such holder) by (b) the average of the closing sale prices for a share of Parent Common Stock on the OTC Bulletin Board for the ten trading days immediately preceding the date of the Effective Time of the Merger.

(b)            As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates, subject to and in accordance with the terms of Section 2.02(c).

(i)              Termination of Exchange Fund.  Any portion of the Exchange Fund deposited with the Exchange Agent pursuant to this Section 2.02 which remains undistributed to the holders of the Certificates six months after the Effective Time of the Merger shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holders may be entitled pursuant to this Article II.

(ii)            No Liability.  None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificates shall not have been surrendered prior to three years after the Effective Time of the Merger, or immediately prior to such earlier date on which any Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or cash shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(iii)          Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.

(iv)          Adjustment Provisions.  In the event Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time of the Merger as a result of, including, without limitation, a forward or reverse stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Time of the Merger, the Common Stock Exchange Ratio shall be proportionately adjusted.  In the event Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time of the Merger as a result of, including, without limitation, a forward or reverse stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Time of the Merger, the Preferred Stock Exchange Ratio shall be proportionately adjusted.  If, between the date hereof and the Effective Time of the Merger, Parent shall merge, be acquired or consolidate with, by or into any other corporation (a "Business Combination") and the terms thereof shall provide that Parent Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that securityholders of the Company who would be entitled to receive shares of Parent Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Parent Common Stock issuable to such securityholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Parent Common Stock (provided that nothing herein shall be construed so as to release the acquiring entity in any such Business Combination from its obligations under this Agreement as the successor to Parent).

2.03.       Treatment of Company Options and Company Warrants.  Parent shall not assume any options to purchase shares of Company Common Stock (the "Company Options"), even if such Company Options are outstanding immediately before the Effective Time of the Merger and are fully vested and exercisable immediately before the Effective Time of the Merger.  All Company Options shall have been exercised or terminated prior to the Closing Date.  The Company shall have taken all necessary action to implement and carry out the provisions of this Section 2.03, including, without limitation, taking the actions described in Section 6.02(e).

At the Effective Time of the Merger, Parent shall assume all issued and outstanding Company Warrants other than the Company Warrants to be exercised pursuant to Section 6.02(m), including, without limitation, all rights and obligations related thereto (except as otherwise provided in the waivers to be executed and delivered pursuant to Section 6.02(h)), in accordance with the terms of the applicable warrant agreement, in each case as adjusted to take into account the effect resulting from the Merger as follows.  At the Effective Time of the Merger, each such Company Warrant, whether or not vested, shall, by virtue of the Merger, be assumed by Parent.  Each such Company Warrant so assumed by Parent hereunder will continue to have, and be subject to, the same terms and conditions of such Company Warrant immediately prior to the Effective Time of the Merger (including, without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting and exercisability on certain transactions), except that (i) each such Company Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant (assuming full vesting), immediately prior to the Effective Time of the Merger, multiplied by the Common Stock Exchange Ratio and rounded down to the nearest whole share, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of each such assumed Company Warrant will be divided by the Common Stock Exchange Ratio and rounded up to the nearest whole cent.  At the Effective Time of the Merger, (x) all references in the related warrant agreements to the Company shall be deemed to refer to Parent and (y) Parent shall assume all of the Company's obligations with respect to such Company Warrants as so amended.  As promptly as reasonably practicable after the Effective Time of the Merger, Parent shall issue to each holder of any such Company Warrant a document evidencing the foregoing adjustments and assumption by Parent.

2.04.       Dissenting Shares.

(a)             Subject to the provisions of Section 6.02(i) and notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Company Common Stock or Company Preferred Stock who has demanded and perfected appraisal rights of such shares in accordance with Delaware Law and who, as of the Effective Time of the Merger, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares") shall not be converted into or represent a right to receive Parent Common Stock pursuant to Section 2.01(c), but the holder thereof shall only be entitled to such rights as are granted by Delaware Law, and the total number of shares of Parent Common Stock issuable as Merger Consideration as provided in Section 2.01(c)(i) or (ii), as applicable, shall be proportionately decreased.

(b)            Notwithstanding the foregoing, if any holder of shares of Company Common Stock or Company Preferred Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw the right to appraisal, then, as of the later of the Effective Time of the Merger and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Parent Common Stock, without interest thereon, upon surrender of the Certificate representing such shares as provided in Section 2.01(c), and, subject to Section 2.01(c)(iii), the total number of shares of Parent Common Stock issuable as Merger Consideration as provided in Section 2.01(c)(i) or (ii), as applicable, shall be proportionally increased to the extent such number was previously decreased pursuant to Section 2.04(a) with respect to such shares.

(c)             The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock or Company Preferred Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time of the Merger with respect to demands for appraisal under Delaware Law.  The Company shall not, except with the prior written consent of Parent or as may be required by applicable law, voluntarily make any payment with respect to any demands for appraisal of the Company Common Stock or Company Preferred Stock or offer to settle or settle any such demands.

2.05.       Withholding Rights.  Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Preferred Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by Parent or the Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction and withholding was made by Parent or the Surviving Corporation, as the case may be.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.01.       Representations and Warranties of the Company and its Subsidiaries.  Except as set forth in the disclosure schedule (to the extent each disclosure item therein is clearly marked to indicate the section, paragraph or subparagraph of this Agreement to which such disclosure is an exception, referencing the same section, paragraph and subparagraph as used in this Agreement) delivered by the Company to Parent and Merger Sub at the time of execution of this Agreement (the "Company Disclosure Schedule"), the Company and each of its Subsidiaries hereby jointly and severally represent and warrant to Parent and Merger Sub as follows:

(a)             Organization; Standing and Corporate Power.  Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted.  Except as set forth in Section 3.01(a) of the Company Disclosure Schedule, each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (domestic or foreign) in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect with respect to the Company.  The Company has delivered to Parent complete and correct copies of the certificate of incorporation (including any Certificate of Designations thereto) (the "Certificate of Incorporation") and by-laws (the "By-laws") of the Company, in each case as amended and as currently in effect.  The Company has delivered to Parent complete and correct copies of the certificates of incorporation and by-laws (or other organizational documents) of each of its Subsidiaries, in each case as amended and currently in effect.

(b)            Subsidiaries.  All of the Subsidiaries of the Company are listed in Section 3.01(b) of the Company Disclosure Schedule.  All of the outstanding shares of capital stock of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned (of record and beneficially) by the Company or by another wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever except for Permitted Liens (collectively, "Liens").  The Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

(c)             Capital Structure.  The authorized capital stock of the Company consists of (x) 100,000,000 shares of Company Common Stock and (y) 20,000,000 shares of preferred stock, par value $0.001 per share, of which 2,000 shares are designated as Company Preferred Stock. As of the close of business on April 16, 2007, there were: (i) 14,292,603 shares of Company Common Stock issued and outstanding; (ii) 591.6318 shares of Company Preferred Stock issued and outstanding which are convertible into 9,860,135 shares of Company Common Stock; (iii) accrued but undeclared dividends on the Company Preferred Stock which are convertible into 634,871 shares of Company Common Stock pursuant to the Certificate of Designations of the Company Preferred Stock; (iv) no shares of Company Common Stock held in the treasury of the Company; (v) 4,516,837 shares of Company Common Stock Options available for grant pursuant to the Company Stock Option Plan; (vi) 3,483,163 shares of Company Common Stock reserved for issuance pursuant to outstanding options granted pursuant to the Company Stock Option Plan; and (vii) Company Warrants listed in Section 3.01(c) of the Company Disclosure Schedule, representing the right to purchase 7,102,838 shares of Company Common Stock.  Except as set forth above, as of the close of business on April 16 2007, there were no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Option Plan shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  All securities issued by the Company were issued in compliance in all material respects with all applicable federal and state securities laws and all applicable rules and regulations promulgated thereunder.  There are no outstanding bonds, debentures, notes or other indebtedness or debt securities of the Company or any of its Subsidiaries that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, "Voting Debt").  Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend, accelerate the vesting of or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.  There are no outstanding contractual obligations, commitments, understandings or arrangements of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of the Company or any of its Subsidiaries.  To the knowledge of the Company, except as provided in Section 3.01(c) of the Company Disclosure Schedule, there are no irrevocable proxies with respect to shares of capital stock of the Company or any Subsidiary of the Company.  There are no agreements or arrangements pursuant to which the Company is or could be required to register shares of Company Common Stock or other agreements or arrangements with or, to the knowledge of the Company, among any securityholders of the Company with respect to securities of the Company.  Except as set forth in Section 3.01(c) of the Company Disclosure Schedule, the Company has complied in all respects with any obligation to register shares of Company Common Stock and has not incurred any liability in connection with its failure to register such shares.

Except as set forth in Section 3.01(c) of the Company Disclosure Schedule, since April 30, 2006, the Company has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of the Company or any of its Subsidiaries; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more Subsidiaries, any shares of capital stock of the Company or any of its Subsidiaries or (C) declared, set aside, made or paid to the stockholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company.

(d)            Authority; Noncontravention.  Each of the Company and each of its Subsidiaries has the requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval in the case of the Agreement, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Company and each of its Subsidiaries and the consummation by the Company and each of its Subsidiaries of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and each of its Subsidiaries, subject, in the case of this Agreement, to the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and each of its Subsidiaries and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company and each of its Subsidiaries, enforceable against the Company and each of its Subsidiaries in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.  Except as set forth in Section 3.01(d) of the Company Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation by the Company and each of its Subsidiaries of the transactions contemplated by this Agreement and compliance by the Company and each of its Subsidiaries with the provisions hereof shall not, conflict with, or result in any breach or violation of, or any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or a "put" right with respect to any obligation under, or to a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, (i) the Certificate of Incorporation or By-laws, or the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, note purchase agreement, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to the Company or any of its Subsidiaries or their respective properties or assets.  No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby or the performance by the Company and each of its Subsidiaries of their respective obligations hereunder, except for (i) such filings, if any, as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the filing of applications by the Company pursuant to antitrust or similar laws in such foreign jurisdictions as necessary, (ii) the filing with the SEC of (A) a proxy statement relating to the Company Stockholder Approval (such proxy statement as amended or supplemented from time to time, the "Stockholder Statement") and (B) such reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated hereby and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business.

(e)             SEC Documents; Undisclosed Liabilities.  The Company has filed with the SEC all reports, schedules, forms, statements and other documents required pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act since April 30, 2004 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "SEC Documents").  As of their respective dates, the SEC Documents (other than the SEC Financial Statements) comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents.  Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents (including any and all SEC Financial Statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The consolidated financial statements of the Company included in all SEC Documents filed since April 30, 2004 (the "SEC Financial Statements") comply as to form in all material respects with applicable published accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles as applied in the United States (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-QSB of the SEC), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal recurring year-end audit adjustments).  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles as applied in the United States to be recognized or disclosed on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, except (i) liabilities reflected in the consolidated balance sheet of the Company as of January 31, 2007 (the "2007 Balance Sheet") and (ii) liabilities incurred since January 31, 2007 in the ordinary course of business consistent with past practice, which, if in an amount in excess of $10,000, are listed in Section 3.01(e) of the Company Disclosure Schedule.

(f)             Disclosure Controls and Procedures; Internal Control Over Financing Reporting.  The Company maintains disclosure controls and procedures required by Rule 13a-15 and 15d-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that all material information relating to the Company and its Subsidiaries is made known to the Company's chief executive officer and chief financial officer by others within those entities, particularly during the period in which the Company's applicable Exchange Act report is being prepared, and effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  The Company's management is responsible for establishing and maintaining adequate internal control over <?xml:namespace prefix = st1 ns = "schemas-workshare-com/workshare" />financial reporting as required by Rule 13a-15 or 15d-15 under the Exchange Act.  The Company's internal control over financial reporting was effective as of January 31, 2007.

(g)            Information Supplied.  None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "Form S-4") shall, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Stockholder Statement shall, at (A) the date it is first mailed to the Company's stockholders and/or (B) at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Stockholder Statement shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

(h)            Absence of Certain Changes or Events.  Except as set forth in Section 3.01(h) of the Company Disclosure Schedule, since April 30, 2006, there is not and has not been: (i) any Material Adverse Change with respect to the Company; (ii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or give rise to a Material Adverse Change with respect to the Company; (iii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to prevent or materially delay the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement or perform their respective obligations hereunder.  On the date of this Agreement, the Company is not engaged in any discussions nor does it have any intention to engage in a Transaction Proposal.

(i)              Litigation; Labor Matters; Compliance with Laws.

(i)              Except as set forth in Section 3.01(i)(i) of the Company Disclosure Schedule, there is no suit, action, claim, charge, arbitration, investigation or proceeding pending before a Governmental Entity and, to the knowledge of the Company, no suit, claim, charge, action, arbitration, investigation or proceeding threatened against or investigation pending, in each case with respect to the Company or any of its Subsidiaries, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company or prevent or materially delay the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement or to perform their respective obligations hereunder, nor is there any judgment, decree, citation, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company.

(ii)            (1) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (2) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any strike, grievance or other proceeding asserting that the Company or any Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (3) there is no strike, work stoppage or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened; (4) no grievance is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company; (5) to the knowledge of the Company, the Company and each of its Subsidiaries is in material compliance with all applicable laws (domestic and foreign), agreements, contracts and policies relating to employment, employment practices, wages, hours, immigration matters and terms and conditions of employment; (6) except as set forth in Section 3.01(i)(ii)(6) of the Company Disclosure Schedule, the Company (or one of its Subsidiaries) has paid in full to all employees of the Company and its Subsidiaries all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees under any policy, practice, agreement, plan, program, statue or other law except for failures, if any, that, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Company; (7) except as set forth in Section 3.01(i)(ii)(7) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, or program of the Company or any of its Subsidiaries, nor to the knowledge of the Company shall the Company or any of its Subsidiaries have any liability which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any Persons employed by the Company or any of its Subsidiaries on or prior to the Effective Time of the Merger; and (8) the Company and its Subsidiaries are in compliance with their respective obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 ("WARN") and any similar state or local laws, and all other employee notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

(j)              Employee Benefit Plans.

(i)              Section 3.01(j) of the Company Disclosure Schedule contains a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA or any of its foreign equivalents)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements relating to employment, benefits or entitlements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or other activities taken by the Company or any of its Subsidiaries on or prior to the date of this Agreement), sponsored by the Company, any of its Subsidiaries or any other entity such as a co-employer, whether formal or informal, oral or written, legally binding or not under which any employee or former employee of the Company or any of its Subsidiaries has any present or future right to benefits based on such employee's employment with the Company or one of its Subsidiaries and under which the Company or any of its Subsidiaries has any present or future liability.  All such plans, agreements, programs, policies and arrangements are herein collectively referred to as the "Company Plans."

(ii)            With respect to each Company Plan, the Company has delivered to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (A) any related trust agreement, annuity contact or other funding instrument; (B) the most recent determination letter issued by the U.S. Internal Revenue Service ("IRS"); (C) any summary plan description and other material written communications (or a description of any material oral communications) by the Company or any of its Subsidiaries to its employees concerning the extent of the benefits provided under a Company Plan; and (D) for the three most recent years (I) the Form 5500 and attached schedules; (II) audited financial statements; (III) actuarial valuation reports; and (IV) attorney's response to an auditor's request for information.

(iii)          (A) Each Company Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations (including the applicable laws, rules and regulations of foreign jurisdictions), in each case, in all material respects; (B) each Company Plan which is intended to be qualified within the meaning of Code Section 401(a) is so qualified and has received a favorable determination letter as to its qualification and, to the Company's knowledge, nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification; (C) with respect to any Company Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the best knowledge of the Company, threatened; (D) to the Company's knowledge, no facts or circumstances exist which could give rise to any such actions, suits or claims and the Company shall promptly notify Parent in writing of any pending claims or, to the knowledge of the Company, any threatened claims arising between the date hereof and the Effective Time of the Merger; (E) neither the Company nor, to the Company's knowledge, any other party has engaged in a prohibited transaction, as such term is defined under Code Section 4975 or ERISA Section 406, which would subject the Company or Parent or its respective Subsidiaries to any material Taxes, penalties or other liabilities under the Code or ERISA; (F) no event has occurred and no condition exists that could reasonably be expected to subject the Company, either directly or by reason of its relationship to any member of its "Controlled Group" (defined as any organization which is deemed to be a single employer with the Company within the meaning of Code Sections 414(b), (c), (m) or (o) or ERISA Section 4001), to any material Tax, fine or penalty imposed by ERISA, the Code or other applicable laws, rules and regulations (including the applicable laws, rules and regulations of any foreign jurisdiction); (G) all contributions and payments accrued under each Company Plan, determined in accordance with prior funding and accrual practices, as of the Effective Time of the Merger have been or shall be timely paid or made prior thereto and adequate reserves have been provided for in the Company's SEC Financial Statements for any premiums (or portions thereof) and for all benefits attributable to service on or prior to the Effective Time of the Merger; (H) for each Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof; and (I) no Company Plan provides for an increase in the rate of contribution, benefit accrual or vesting of benefits on or after the date of this Agreement.

(iv)          Except as disclosed in Section 3.01(j)(iv) of the Company Disclosure Schedule:  (A) no Company Plan nor any "pension plan" (as defined in ERISA Section 3 (2)) maintained or contributed to by any member of the Company's Controlled Group has incurred any "accumulated funding deficiency" as such term is defined in ERISA Section 302 and Code Section 412 (whether or not waived); (B) no event or condition exists which could be deemed a reportable event within the meaning of ERISA Section 4043 which could result in a liability to the Company or any member of its Controlled Group and no condition exists which could subject the Company or any member of its Controlled Group to a fine under ERISA Section 4071; (C) as of the Effective Time of the Merger, the Company and all members of its Controlled Group have made all required premium payments when due to the Pension Benefit Guaranty Corporation (the "PBGC"); (D) neither the Company nor any member of its Controlled Group is subject to any liability to the PBGC for any plan termination occurring on or prior to the Effective Time of the Merger; (E) no amendment has occurred which has required or could require the Company or any member of its Controlled Group to provide security pursuant to Code Section 401(a)(29); and (F) neither the Company nor any member of its Controlled Group has engaged in a transaction which could subject it to liability under ERISA Section 4069.

(v)            As of the Effective Time of the Merger, the assets of each Company Plan are at least equal in value to the present value of all accrued benefits (vested and unvested) of the participants in such Company Plan on a termination basis using the assumptions established by the PBGC as in effect on the most recent valuation date.

(vi)          (A) the Company and each member of its Controlled Group has or shall have, as of the Effective Time of the Merger, made all contributions to each multiemployer plan  (within the meaning of 54001(a)(3) of ERISA) to which the Company or any member of its Controlled Group has any liability or contribution (or has at any time contributed or had an obligation to contribute) required by the terms of such multiemployer plan or any collective bargaining agreement; (B) neither the Company nor any member of its Controlled Group has incurred any material withdrawal liability under Title IV of ERISA or would be subject to such liability if, as of the Effective Time of the Merger, the Company or any member of its Controlled Group were to engage in complete withdrawal (as defined in ERISA Section 4203) or partial withdrawal (as defined in ERISA Section 4205) from any such multiemployer plan; (C) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in ERISA Sections 4241 and 4245, respectively); and (D) neither the Company nor any member of its Controlled Group has engaged in a transaction which could subject it to liability under ERISA Section 4212(c).

(vii)        (A) Each Company Plan which is intended to meet the requirements for Tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements; and (B) the Company has received a favorable determination from the Internal Revenue Service with respect to any trust intended to be qualified within the meaning of Code Section 501(c)(9).

(viii)      Each plan, program, arrangement or agreement which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such in Section 3.01(j)(viii) of the Company Disclosure Schedule.  Since April 30, 2004, each plan, program, arrangement or agreement there identified has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose, as determined under applicable guidance of the Department of Treasury and Internal Revenue Service, with respect to amounts deferred (within the meaning of Section 409A of the Code) after April 30, 2004.

(ix)          Except as set forth in Section 3.01(j)(ix) of the Company Disclosure Schedule, no Company Plan exists which could result in the payment to any Company employee of any money or other property or rights or accelerate or provide any other rights or benefits to any Company employee as a result of the transaction contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Code section 280G.

(x)            The Company has not undertaken to maintain any Company Plan for any period of time and each Company Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable law.

(k)            Taxes.  The Company has timely filed all Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, accurate and complete in all respects.  The Company has paid all Taxes shown to be due on such Tax Returns.  The Company has made accruals for Taxes on the SEC Financial Statements that are adequate to cover any Tax liability of the Company determined in accordance with generally accepted accounting principles through the date of the applicable SEC Financial Statements, and any Taxes of the Company arising after the date of the most recent SEC Financial Statements and at or before the Effective Time of the Merger have been or will be incurred in the ordinary course of the Company's business.  Except as set forth in Section 3.01(k) of the Company Disclosure Schedule, the Company has timely withheld and timely paid all Taxes that are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or other person.  No outstanding deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed by any Tax authority against the Company.  The Company has not granted any outstanding extensions of the time in which any Tax may be assessed or collected by any Tax authority.  There is no action, suit, proceeding, or audit with respect to any Tax now in progress, pending or, to the knowledge of the Company, threatened against or with respect to the Company.  Neither the Company nor any of its Subsidiaries has ever been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code) other than a group of which the Company was the common parent.  Neither the Company nor any of its Subsidiaries has ever filed or been included in a combined, consolidated or unitary Tax Return other than with respect to a group of which the Company was the common parent.  The Company is neither a party to nor bound by any Tax sharing agreement or Tax allocation agreement.  Neither the Company nor any of its Subsidiaries is presently liable, nor does the Company or any of its Subsidiaries have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 or comparable provision of state, local or foreign law, except with respect to a group of which the Company was the common parent, (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise (other than pursuant to contracts entered into with customers, vendors, real property lessors, or other third parties the principal purpose of which is not to address Tax matters).  The Company has not participated, within the meaning of Treasury Regulations Section 1.6011-4(c), in (i) any "reportable transaction" within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any "confidential corporate tax shelter" within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, (iii) any "potentially abusive tax shelter" within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder, or (iv) any transaction identified as a "transaction of interest" within the meaning of proposed Treasury Regulations Section 1.6011-4(b)(6).  The Company will not be required, as a result of a change in method of accounting for any period ending on or before or including the Effective Time of the Merger, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement under any other Tax law) in Taxable income for any period ending on or after the Effective Time of the Merger.  The Company will not be required to include any item of income in Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) prepaid amount received on or prior to the Closing Date, or (ii) "closing agreement" described in Section 7121 of the Code (or any similar or corresponding provision of any other Tax law).  The Company has never been either a "distributing corporation" or a "controlled corporation" in connection with a distribution of stock qualifying for Tax-free treatment, in whole or in part, pursuant to Section 355 of the Code.  The Company is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2), during the applicable period specified in Code Section 897(c)(1)(A)(ii).  For purposes of this Section 3.01(k), references to the Company shall be deemed to include the Company and all of its Subsidiaries except where the context indicates otherwise.

(l)              Properties.  The Company or one of its Subsidiaries (i) has good and marketable title to all the properties and assets (A) reflected in the 2007 Balance Sheet as being owned by the Company or one of its Subsidiaries (other than any such properties or assets sold or disposed of since such date in the ordinary course of business consistent with past practice) or (B) acquired after January 31, 2007 which are material to the Company's business on a consolidated basis, free and clear of all Liens.  Except as set forth in Section 3.01(l) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has good and valid leasehold interests in all real property leases, subleases and occupancy agreements to which the Company or any of its Subsidiaries is a party (the "Leases") and is in sole possession of the properties purported to be leased thereunder.  Except as set forth in Section 3.01(l) of the Company Disclosure Schedule, each Lease is in full force and effect and constitutes a legal, valid and binding obligation of, and is legally enforceable against, the respective parties thereto.  Except as set forth in Section 3.01(l) of the Company Disclosure Schedule, there is no uncured breach, and no default exists, on the part of landlord under any of the Leases, and the Company has no knowledge of breach or default or any event, condition or state of facts, which with the giving of notice or the passage of time, or both, would constitute a breach or default by the Company or any of its Subsidiaries under any Lease.  There is no suit, action, arbitration or other proceeding with respect to the Leases or the premises leased under the Leases.  Neither the Company nor or any of its Subsidiaries has received notice and does not otherwise have knowledge of any pending, threatened or contemplated condemnation proceeding affecting any premises owned or leased by the Company or any of its Subsidiaries or any part thereof or of any sale or other disposition of any such owned or leased premises or any part thereof in lieu of condemnation.  The real property leased to the Company or any of its Subsidiaries under the Leases encompasses all real property used by the Company and its Subsidiaries, and neither the Company nor or any of its Subsidiaries owns any real property and does not have any options to purchase real property.  The landlord under each of the Leases has performed all initial improvements required to be performed by it under such Lease and all tenant improvements allowances have been paid to the Company or any of its Subsidiaries as tenant under such Lease.  All insurance required to be maintained by the Company or any of its Subsidiaries under each of the Leases is in full force and effect.

(m)          Environmental Matters.  Except as could not be reasonably expected to result in any liability under Environmental Laws to the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company:

(i)              the Company and its Subsidiaries hold and are in compliance with all Environmental Permits and the Company and its Subsidiaries are, and have been, otherwise in compliance with all Environmental Laws and, to the knowledge of the Company, there are no conditions that might prevent or interfere with such compliance in the future;

(ii)            neither the Company nor any of its Subsidiaries has received any Environmental Claim, and to the knowledge of the Company there is no threatened Environmental Claim;

(iii)          neither the Company nor any of its Subsidiaries has entered into any consent decree, order or agreement under any Environmental Law;

(iv)          there are no (A) underground storage tanks, (B) polychlorinated biphenyls, (C) friable asbestos or asbestos-containing materials, (D) sumps, (E) surface impoundments, (F) landfills, or (G) sewers or septic systems present at any facility currently owned, leased, operated or otherwise used by the Company or any of its Subsidiaries that could reasonably be expected to give rise to liability of the Company or any of its Subsidiaries under any Environmental Laws;

(v)            there are no past (including, without limitation, with respect to assets or businesses formerly owned, leased or operated by the Company or any of its Subsidiaries) or present actions, activities, events, conditions or circumstances, including, without limitation, the release, threatened release, emission, discharge, generation, treatment, storage or disposal of Hazardous Materials, that could reasonably be expected to give rise to liability of the Company or any of its Subsidiaries under any Environmental Laws;

(vi)          no modification, revocation, reissuance, alteration, transfer, or amendment of the Environmental Permits, or any review by, or approval of, any third party of the Environmental Permits is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the continuation of the business of the Company or its Subsidiaries following such consummation;

(vii)        Hazardous Materials have not been generated, transported, treated, stored, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently owned, leased or otherwise used by the Company or any of its Subsidiaries, in violation of or so as could result in liability under, any Environmental Laws; and

(viii)      neither the Company nor any of its Subsidiaries has contractually assumed any liabilities or obligations under any Environmental Laws.

(n)            Contracts; Debt Instruments.

(i)              Except as set forth in Section 3.01(n) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is, or has received any notice or has any knowledge that any other party is, in default in any respect under any contract, agreement, commitment, arrangement, lease, policy or other instrument to which it or any of its Subsidiaries is a party or by which it or any such Subsidiary is bound, except for those defaults which would not, either individually or in the aggregate, have a Material Adverse Effect with respect to the Company; and, to the knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

(ii)            The Company has delivered to Parent (x) true, complete and correct copies of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of the Company or any of its Subsidiaries is outstanding and (y) accurate information regarding the respective principal amounts currently outstanding thereunder.

(iii)          Neither the Company nor any of its Subsidiaries is party to or bound by any agreement which, pursuant to the requirements of Form 10-KSB under the Exchange Act, would be required to be filed as an exhibit to an Annual Report on Form 10-KSB of the Company except (A) agreements included or incorporated by reference as exhibits to the Company's Annual Report on Form 10-KSB for the fiscal year ended April 30, 2006 and (B) agreements entered into after the date of this Agreement in compliance with Section 4.01 hereof.

(o)            Brokers.  No broker, investment banker, financial advisor or other Person (including, without limitation, SCO Capital Partners LLC and its affiliates) is entitled to any broker's finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company hereby indemnifies Parent and Merger Sub and holds Parent and Merger Sub harmless from and against any and all claims, liabilities or obligations with respect to any other fee, commission or expense asserted by any Person on the basis of any act or statement alleged to have been made by the Company or its affiliates.

(p)            Board Recommendation; Section 203 of the Delaware Law.  The Board of Directors of the Company, at a meeting duly called and held, has by unanimous vote of those directors present (i) approved this Agreement and the Merger and has taken all actions necessary on the part of the Company to render the restrictions applicable to business combinations contained in Section 203 of the Delaware Law inapplicable to this Agreement and the Merger and (ii) resolved to recommend that the holders of shares of the Company's capital stock approve this Agreement and the transactions contemplated herein, including the Merger.

(q)            Required Company Vote.  The Company Stockholder Approval is the only vote of the holders of any class or series of securities of the Company of any of its Subsidiaries necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

(r)             Intellectual Property.  (i) Section 3.01(r)(i) of the Company Disclosure Schedule sets forth all Intellectual Property owned by the Company or its Subsidiaries, which is registered or filed with, or has been submitted to, any Governmental Entity, and all Intellectual Property licensed from third parties by the Company or any of its Subsidiaries, and the nature of the Company's or its Subsidiaries' rights therein.

(ii)            Except as set forth in Section 3.01(r) of the Company Disclosure Schedule, the Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the Company and its Subsidiaries to conduct their business as it is currently conducted and consistent with past practice.

(iii)          Except as set forth on Section 3.01(r) of the Company Disclosure Schedule: (1) all of the Intellectual Property used by the Company or any of its Subsidiaries is subsisting and unexpired, free of all Liens, has not been abandoned and, to the knowledge of the Company, does not infringe the intellectual property rights of any third party; (2) none of the Intellectual Property used by the Company or any of its Subsidiaries is the subject of any license, security interest or other agreement to which the Company is a party granting rights therein to any third party; (3) no judgment, decree, injunction, rule or order has been rendered by any U.S. federal or state or foreign Governmental Entity which would limit, cancel or question the validity of, or the Company's or its Subsidiaries ' rights in and to any Intellectual Property in any respect that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company; (4) neither the Company nor or any of its Subsidiaries has received written notice of any pending or threatened suit, action or proceeding that seeks to limit, cancel or question the validity of, or the Company's or its Subsidiaries ' rights in and to any Intellectual Property; and (5) the Company and its Subsidiaries take reasonable steps to protect, maintain and safeguard their Intellectual Property, including any Intellectual Property for which improper or unauthorized disclosure would impair its value or validity, and have executed appropriate agreements and made appropriate filings and registrations in connection with the foregoing.

(s)             Permits.  The Company and each of its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for such permits, licenses and franchises the absence of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company (the "Company Permits").  The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits.  No Company Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

(t)              Insurance.  Each of the Company and its Subsidiaries maintains insurance policies (each, an "Insurance Policy") with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses.  Each Insurance Policy is in full force and effect and is set forth in Section 3.01(t) of the Company Disclosure Schedule.

(u)            Parent SEC Documents.  The Company has received and reviewed all of the Parent SEC Documents.

3.02.       Representations and Warranties of Parent and Merger Sub.  Except as set forth in the disclosure schedule (to the extent each disclosure item therein is clearly marked to indicate the section, paragraph or subparagraph of this Agreement to which such disclosure is an exception, referencing the same section, paragraph and subparagraph as used in this Agreement) delivered by Parent and Merger Sub to the Company at the time of execution of this Agreement (the "Parent Disclosure Schedule") or in the Parent SEC Documents, Parent and Merger Sub represent and warrant to the Company as follows:

(a)             Organization, Standing and Corporate Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction (domestic or foreign) in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect with respect to Parent.  Parent has made available to the Company complete and correct copies of its certificate of incorporation and by-laws and the certificate of incorporation and by-laws of Merger Sub.

(b)            Capital Structure.  As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 100,000,000,000 shares of Parent Common Stock and (ii) 2,000,000 shares of Parent Preferred Stock. As of the close of business on April 16, 2007, there were: (i) 3,535,358 shares of Parent Common Stock issued and outstanding; (ii) no shares of Parent Preferred Stock issued and outstanding, (iii) 163 shares of Parent Common Stock held in the treasury of Parent; (iv) 75,146 shares of Parent Common Stock reserved for issuance upon exercise of options available for grant pursuant to Parent's stock option plans (collectively, the "Parent Stock Plans"); (v) 1,888,704 shares of Parent Common Stock issuable upon exercise of awarded but unexercised stock options; (vi) warrants representing the right to purchase 4,826,517 shares of Parent Common Stock; (vii) 6,457,544 shares of Parent Common Stock reserved for issuance upon conversion of Parent Voting Debt; and (viii) 31,985 shares of Parent Common Stock reserved for capitalized interest on Parent Voting Debt.  Except as set forth above, as of the close of business on April 16, 2007 there were no shares of capital stock or other equity securities of Parent issued, reserved for issuance or outstanding.  All outstanding shares of capital stock of Parent are, and all shares which may be issued as described above shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  The shares of Parent Common Stock to be issued in connection with the Merger (x) shall, when issued, be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and (y) shall be issued in compliance in all material respects with all applicable federal and state securities laws and applicable rules and regulations promulgated thereunder.  As of the Effective Time of the Merger, the Board of Directors of Parent shall have reserved for issuance a number of shares of Parent Common Stock as is required by the Company Warrants to be assumed by Parent pursuant to Section 2.03.  Except as set forth in Section 3.02(b) of the Parent Disclosure Schedule, there is no outstanding Voting Debt of Parent.  Except as set forth above and in the Rights Agreement, dated as of October 31, 2001, between Parent and the American Stock Transfer & Trust Company, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent is a party or by which it is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of Parent or obligating Parent to issue, grant, extend, accelerate the vesting of or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.  There are no outstanding contractual obligations, commitments, understandings or arrangements of Parent to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of Parent.

As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which have been validly issued, are fully paid and nonassessable and are owned by Parent, free and clear of any Lien, and as of the Closing Date, all the issued and outstanding shares of the common stock of Merger Sub shall be owned by Parent free and clear of any Lien.

(c)             Authority; Noncontravention.  Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and (assuming due authorization, execution and delivery by the Company) constitute valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against them in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.  The execution and delivery of this Agreement does not, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and compliance by Merger Sub with the provisions of this Agreement shall not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or a "put" right with respect to any obligation under, or to a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under (i) the certificate of incorporation or by-laws of Parent or Merger Sub, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or Merger Sub or any of their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that individually or in the aggregate would not have a Material Adverse Effect with respect to Parent or prevent or materially delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or perform their respective obligations hereunder.  No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of any of the transactions contemplated hereby, except for (i) such filings, if any, may be required under the HSR Act and the filing of any required applications, if any, by Parent and Merger Sub pursuant to antitrust or similar laws in such foreign jurisdictions as necessary, (ii) the filing with the SEC of (A) the Form S-4 and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as may be required under the "takeover" or "blue sky" laws of various states and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to make or obtain, individually or in the aggregate, could not reasonably be expected to (x) prevent or materially delay consummation of the Merger or the other transactions contemplated hereby or performance of Parent's and Merger Sub's obligations hereunder or (y) have a Material Adverse Effect with respect to Parent.

(d)            Parent SEC Documents; Undisclosed Liabilities.  Parent has filed with the SEC all reports, schedules, forms, statements and other documents required pursuant to the Securities Act and the Exchange Act since January 1, 2005 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Parent SEC Documents").  As of their respective dates, the Parent SEC Documents (other than the Parent SEC Financial Statements) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents.  Except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents (including any Parent SEC Financial Statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The consolidated financial statements of Parent included in all Parent SEC Documents filed since January 1, 2005 (the "Parent SEC Financial Statements") comply as to form in all material respects with applicable published accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles as applied in the United States (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal recurring year-end audit adjustments).  Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles as applied in the United States to be recognized or disclosed on a consolidated balance sheet of Parent and its Subsidiaries or in the notes thereto, except (i) liabilities reflected in the audited consolidated balance sheet of Parent as of December 31, 2006 and (ii) liabilities incurred since December 31, 2006, in the ordinary course of business consistent with past practice.

(e)             Information Supplied.  None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in (i) the Form S-4 shall, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Stockholder Statement shall, (A) at the date it is first mailed to the Company's stockholders and/or (B) at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Form S-4 shall comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company specifically for inclusion or incorporation by reference therein.

(f)             Absence of Certain Changes or Events.  Since December 31, 2006, there is not and has not been: (i) any Material Adverse Change with respect to Parent; (ii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or give rise to a Material Adverse Change with respect to Parent; (iii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or perform their respective obligations hereunder.

(g)            Litigation; Compliance with Laws.

(i)              Except as set forth on Schedule 3.02(g) of the Parent Disclosure Schedules, there is no suit, action, claim, charge, arbitration, investigation or proceeding pending before a Governmental Entity, and, to the knowledge of Parent, no suit, action, claim, charge, arbitration, investigation or proceeding pending, in each case with respect to Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Parent or prevent or materially delay the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations hereunder, nor is there any judgment, decree, citation, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have, a Material Adverse Effect with respect to Parent.

(ii)            The businesses of Parent and its Subsidiaries are not being conducted in violation of any law (domestic or foreign), ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not and would not have a Material Adverse Effect with respect to Parent.

(h)            Interim Operations of Merger Sub.  Merger Sub was formed on April 13, 2007 solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(i)              Required Vote.  This Agreement has been approved by Parent, as the sole stockholder of Merger Sub. No other vote of holders of any class or series of securities of Parent or Merger Sub is necessary to approve this Agreement, the Merger and the transactions contemplated hereby.

(j)              Taxes.  Parent has timely filed all Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, accurate and complete in all respects.  Parent has paid all Taxes shown to be due on such Tax Returns.  Parent has made accruals for Taxes on the Parent SEC Financial Statements that are adequate to cover any Tax liability of Parent determined in accordance with generally accepted accounting principles through the date of the applicable Parent SEC Financial Statements, and any Taxes of Parent arising after the date of the most recent Parent SEC Financial Statements and at or before the Effective Time of the Merger have been or will be incurred in the ordinary course of Parent's business.  Parent has timely withheld and timely paid all Taxes that are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor or other person.  No outstanding deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed by any Tax authority against Parent.  Parent has not granted any outstanding extensions of the time in which any Tax may be assessed or collected by any Tax authority.  There is no action, suit, proceeding, or audit with respect to any Tax now in progress, pending or, to the knowledge of Parent, threatened against or with respect to Parent.  Neither Parent nor any of its Subsidiaries has ever been a member of any affiliated group of corporations (as defined in Section 1504(a) of the Code) other than a group of which Parent was the common parent.  Neither Parent nor any of its Subsidiaries has ever filed or been included in a combined, consolidated or unitary Tax Return other than with respect to a group of which Parent was the common parent.  Parent is neither a party to nor bound by any Tax sharing agreement or Tax allocation agreement.  Neither Parent nor any of its Subsidiaries is presently liable, nor does Parent or any of its Subsidiaries have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 or comparable provision of state, local or foreign law, except with respect to a group of which Parent was the common parent, (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise (other than pursuant to contracts entered into with customers, vendors, real property lessors, or other third parties the principal purpose of which is not to address Tax matters).  Parent has not participated, within the meaning of Treasury Regulations Section 1.6011-4(c), in (i) any "reportable transaction" within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any "confidential corporate tax shelter" within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, (iii) any "potentially abusive tax shelter" within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder, or (iv) any transaction identified as a "transaction of interest" within the meaning of proposed Treasury Regulations Section 1.6011-4(b)(6).  Parent will not be required, as a result of a change in method of accounting for any period ending on or before or including the Effective Time of the Merger, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement under any other Tax law) in Taxable income for any period ending on or after the Effective Time of the Merger.  Parent will not be required to include any item of income in Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) prepaid amount received on or prior to the Closing Date, or (ii) "closing agreement" described in Section 7121 of the Code (or any similar or corresponding provision of any other Tax law).  Parent has never been either a "distributing corporation" or a "controlled corporation" in connection with a distribution of stock qualifying for Tax-free treatment, in whole or in part, pursuant to Section 355 of the Code.  Parent is not and has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2), during the applicable period specified in Code Section 897(c)(1)(A)(ii).  For purposes of this Section 3.02(j), references to Parent shall be deemed to include Parent and all of its Subsidiaries except where the context indicates otherwise.

(k)            Brokers.  Except as set forth on Schedule 3.02(k) of the Parent Disclosure Schedules, no broker, investment banker, financial advisor or other Person (including, without limitation, SCO Capital Partners LLC and its affiliates) is entitled to any broker's finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.  Parent hereby indemnifies the Company and holds the Company harmless from and against any and all claims, liabilities or obligations with respect to any other fee, commission or expense asserted by any Person on the basis of any act or statement alleged to have been made by Parent or its affiliates.

ARTICLE IV.

COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

4.01.       Conduct of Business by the Company.

(a)             During the period from the date of this Agreement to the Effective Time of the Merger (except as otherwise expressly contemplated by the terms of this Agreement or agreed to in writing by Parent), the Company shall, and shall cause its Subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve substantially intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, supplies, licensors, licensees, advertisers, distributors and others having significant business dealings with them.  Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, except as otherwise expressly contemplated by the terms of this Agreement, the Company Disclosure Schedule or agreed to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)              (x) except for the payment of dividends on the Company Preferred Stock (by the issuance of shares of Company Common Stock solely to the extent permitted pursuant to the terms of this Agreement), declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned domestic Subsidiary of the Company to its parent, (y) split, combine or reclassify any capital stock of the Company or any Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or any Subsidiary, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii)            authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any such shares of its capital stock or the capital stock of any of its Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any shares, voting securities or convertible securities or any other securities or equity equivalents (including, without limitation, stock appreciation rights), other than the issuance of Company Common Stock upon (a) the exercise of Company Stock Options awarded but unexercised on the date of this Agreement in accordance with their present terms, or (b) the conversion of the Company Preferred Stock;

(iii)          amend the Certificate of Incorporation, By-laws or other comparable charter or organizational documents of the Company or any Subsidiary;

(iv)          acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

(v)            sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets, except sales of inventory and receivables in the ordinary course of business consistent with past practice;

(vi)          (A) incur any Indebtedness or guarantee any Indebtedness of another Person or amend, terminate or seek a waiver with respect to any existing agreement of the Company evidencing Indebtedness of the Company, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter to any arrangement having the economic effect of any of the foregoing, except for intercompany Indebtedness between the Company and its wholly-owned Subsidiaries or between such wholly-owned Subsidiaries, or (B) make any loans, advances or capital contributions to, or investments in, any other Person;

(vii)        acquire or agree to acquire any assets, other than inventory in the ordinary course of business consistent with past practice, or make or agree to make any capital expenditures;

(viii)      pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of (x) liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or (y) claims settled or compromised to the extent permitted by Section 4.01(a)(xii), or, except as set forth in the Company Disclosure Schedule, waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document;

(ix)          adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(x)            enter into or amend any collective bargaining agreement;

(xi)          change any material accounting principle used by it, except as required by generally accepted accounting principles as applied in the United States;

(xii)        settle or compromise any litigation (whether or not commenced prior to the date of this Agreement);

(xiii)      engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates (other than Subsidiaries of the Company);

(xiv)       transfer to any Person any rights to its Intellectual Property;

(xv)         enter into or amend any agreement pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

(xvi)       make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability; or

(xvii)     authorize, or commit or agree to take, any of the foregoing actions.

(b)            Changes in Employment Arrangements.  Except as otherwise agreed to in writing by Parent, neither the Company nor any of its Subsidiaries shall adopt or amend (except as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employment benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, director or former director or employee or increase the compensation or fringe benefits of any director, employee or former director or employee or pay any benefit not required by any existing plan, arrangement or agreement.

(c)             Severance.  Neither the Company nor any of its Subsidiaries shall grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof.

(d)            WARN.  Neither the Company nor any of its Subsidiaries shall effectuate a "plant closing" or "mass layoff," as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Subsidiary, without notifying Parent in advance and without complying with the notice requirements and other provisions of WARN and any similar state or local law.

(e)             Tax Free Reorganization Treatment.  The Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, intentionally take or cause to be taken any action not otherwise consistent with the transactions contemplated by this Agreement which could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

(f)             Other Actions.  Neither the Company nor Parent shall, or shall permit any of its Subsidiaries to, intentionally take any action that could reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VI not being satisfied; provided that the Company and its Board of Directors shall not be required to take or be prohibited from taking any action to the extent that such action is not required to be taken or is permitted, as applicable, pursuant to Section 5.06 of this Agreement.  The Company and Parent shall promptly advise the other party orally and in writing of (i) any representation or warranty becoming untrue, (ii) the failure by such party to comply with any covenant, condition or agreement hereunder and (iii) any event which could reasonably be expected to cause the conditions set forth in Article VI not being satisfied; provided, however, that no such notice shall affect the representations, warranties, covenants and agreement of the parties or the conditions to their obligations hereunder.

ARTICLE V.

ADDITIONAL AGREEMENTS

5.01.       Preparation of Form S-4 and Stockholder Statement; Stockholder Meeting.

(a)             As soon as practicable following the date of this Agreement, Parent and the Company shall prepare the Stockholder Statement and the Form S-4, and Parent shall file with the SEC the Form S-4, in which the Stockholder Statement shall be included.  Each party shall notify the other party promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Form S-4 or the Stockholder Statement, or for any other filing or for additional information and shall supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Form S-4, the Stockholder Statement, the Merger or any other filing.  Parent and the Company shall each use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing.  The Company shall use its reasonable best efforts to cause the Stockholder Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.  Parent shall also take any action (other than qualifying to do business in any state in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the registration and qualification of the Parent Common Stock to be issued in the Merger, and the Company shall furnish all information relating to the Company and its stockholders as may be reasonably requested in connection with any such action.

(b)            The Company shall, as promptly as practicable following the date of this Agreement and in consultation with Parent, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholder Meeting") for the purpose of approving this Agreement and the transactions contemplated by this Agreement to the extent required by Delaware Law.  The Company shall, through its Board of Directors, recommend to its stockholders approval of the foregoing matters, as set forth in Section 3.01(p); provided, however, that the Board of Directors of the Company may fail to make or withdraw or modify such recommendation, but only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of advice from outside counsel that such action is required in order to satisfy its fiduciary duties to the stockholders of the Company under applicable law.  Any such recommendation shall be included in the Stockholder Statement.  The Company shall use its reasonable best efforts to hold the Stockholder Meeting as soon as practicable after the Form S-4 shall have been declared effective.

5.02.       Access to Information; Confidentiality.

(a)             Each of the Company and Parent shall, and shall cause its Subsidiaries, officers, employees, counsel, financial advisors and other representatives to, afford to the other party and its representatives reasonable access during normal business hours, during the period prior to the Effective Time of the Merger to its properties, books, contracts, commitments, personnel and records, and, during such period, each of the Company and Parent shall, and shall cause its Subsidiaries, officers, employees and representatives to, furnish promptly to the other documents filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties, financial condition, operations and personnel as such other party may from time to time reasonably request. Each of the Company and Parent shall hold, and shall cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated February 23, 2007, between Parent and the Company (the "Confidentiality Agreement").

(b)            No investigation pursuant to this Section 5.02 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

5.03.       Reasonable Best Efforts.

(a)             Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all consents, approvals, waivers, licenses, permits or authorizations as are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any Governmental Entities or third parties in connection with the transactions contemplated by this Agreement, (ii) defending any lawsuits or other proceedings challenging this Agreement and (iii) accepting and delivering additional instruments necessary to consummate the transaction contemplated by this Agreement, (iv) in the case of the Company, delivering proper notice to its stockholders in accordance with Delaware Law of such stockholders' appraisal rights under Delaware Law and (v) satisfying the conditions to closing set forth under Article VI hereof.

(b)            In furtherance of the foregoing, if required by the HSR Act, Parent and the Company agree to file with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission a Notification and Report Form in accordance with the notification requirements of the HSR Act, and to use their reasonable best efforts to achieve the prompt termination or expiration of the waiting period or any extension thereof provided for under the HSR Act as a prerequisite to the consummation of the transactions provided for herein. Nothing in this paragraph shall be construed as requiring any party to this Agreement or its affiliates to (i) sell or otherwise dispose of any of its assets or voting securities other than as otherwise contemplated by this Agreement or (ii) take any action which either would result in a Material Adverse Change with respect to any such party.

5.04.       Indemnification.

(a)             From and after the Effective Time of the Merger, Parent and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time of the Merger eligible for indemnification pursuant to the Certificate of Incorporation and By-laws (or comparable organizational documents) of the Company or any agreement of indemnification with the Company, in each case as the same existed on the date of this Agreement (the "Indemnified Parties") against (i) all losses, claims, fines, damages, costs, expenses (including, without limitation, reasonable attorneys' fees), liabilities or judgments, or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal or administrative) based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or such Subsidiary, pertaining to any matter existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, or at or after, the Effective Time of the Merger ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transaction contemplated hereby, in each case to the extent the Company or its Subsidiaries would have been permitted under the Certificate of Incorporation and By-laws (or comparable organizational documents) or any agreement of indemnification with the Company to indemnify such person, in each case as the same existed on the date of this Agreement.  In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time of the Merger), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time of the Merger shall be reasonably satisfactory to Parent; (ii) after the Effective Time of the Merger, Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time of the Merger, Parent and the Surviving Corporation shall cooperate in the defense of any such matter, provided that neither Parent nor the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld.  Any Indemnified Party wishing to claim indemnification under this Section 5.04, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent and the Surviving Corporation (but the failure so to notify Parent and the Surviving Corporation shall not relieve either from any liability which it may have under this Section 5.04 except to the extent such failure materially prejudices Parent and the Surviving Corporation).  Parent and the Surviving Corporation shall be liable for the fees and expenses hereunder with respect to only one law firm to represent the Indemnified Parties as a group with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties.

(b)            If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.04.

(c)             The provisions of this Section 5.04 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(d)            The rights of the Indemnified Parties under this Section 5.04 shall be in addition to any rights such Indemnified Parties may have under the certificates of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable contracts or laws.

(e)       Parent shall pay the reasonable costs to obtain a tail Director and Officer insurance policy selected by Parent and covering the officers and directors of the Company effective as of the Effective Time and for a period of six (6) years following the Effective Time, provided that Parent shall not be required to pay more than $150,000 for such policy.

5.05.       Public Announcements.  Neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall issue any press release or public statement with respect to the transactions contemplated by this Agreement, including the Merger, without the other party's prior consent (such consent not to be unreasonably withheld or delayed), except as may be required by applicable law, court process or by obligations pursuant to any agreement with any securities exchange or quotation system on which securities of the disclosing party are listed or quoted. In addition to the foregoing, Parent, Merger Sub and the Company shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to such transactions. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

5.06.       No Solicitation.  Neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to, (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Person (other than Merger Sub or Parent) relating to (i) any acquisition or purchase of 33.33% or more of the consolidated assets of the Company and its Subsidiaries or of over 33.33% of any class of equity securities of the Company or any of its Subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Person beneficially owning 33.33% or more of any class of equity securities of the Company or any of its Subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 33.33% of the consolidated assets of the Company other than the transactions contemplated by this Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger (collectively, "Transaction Proposals"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the forgoing, or furnish to any other Person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other Person (other than Merger Sub or Parent) to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company in any material respect than the Confidentiality Agreement, a copy of which shall be provided for informational purposes only to Parent) concerning the Company and its businesses, properties or assets to a third party who has made a bona fide Transaction Proposal, (ii) engaging in discussions or negotiations with such a third party who has made a bona fide Transaction Proposal, (iii) following receipt of a bona fide Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (iv) following receipt of a bona fide Transaction Proposal, failing to make or withdrawing or modifying its recommendation referred to in Section 3.01(p), and/or (v) taking any action required to be taken by the Company pursuant to a non-appealable, final order by any court of competent jurisdiction, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of advice from outside counsel that such action is required in order to satisfy its fiduciary duties to the stockholders of the Company under applicable law; provided, further, that the Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (i) through (iv) until after prompt advance notice to Parent (which notice shall in no event be given less than two (2) business day prior to furnishing such information or entering into such discussions) with respect to such action and that such Board of Directors shall, to the extent consistent with its fiduciary duties, continue to advise Parent after taking such action and, in addition, if such Board of Directors receives a Transaction Proposal, then the Company shall promptly inform Parent of the terms and conditions of such proposal and the identity of the Person making it. The Company shall immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party.

5.07.       Letters of the Company's Accountants.  The Company shall use its reasonable best efforts to cause to be delivered to Parent a letter of Stonefield Josephson, the Company's independent public accountants, dated a date within two business days before the Form S-4 shall become effective, addressed to Parent, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

5.08.       Letters of Parent's Accountants.  Parent shall use its reasonable best efforts to cause to be delivered to the Company a letter of Whitley Penn LLP, Parent's independent public accountants, dated a date within two business days before the Form S-4 shall become effective, addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

5.09.       Information Supplied.  The Company shall use its reasonable best efforts to provide to Parent no later than April 30, 2007 all information reasonably requested by Parent for Parent to determine (i) whether any payment resulting from any agreement, contract, plan or other arrangement (separately or in the aggregate) to which either the Company or any of its Subsidiaries is a party would be an "excess parachute payment" within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code) as a result of any of the transactions contemplated by this Agreement, and (ii) the amount of such excess parachute payments, if any.

5.10.       Exemption from Liability Under Section 16(b).

(a)             The Board of Directors of Parent, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time of the Merger providing that the receipt by any Company Insiders of options to purchase Parent Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

(b)            For purposes of this Agreement, "Section 16 Information" means information regarding the Company Insiders and the number of shares of Company Common Stock or other Company equity securities deemed to be beneficially owned by each such Company Insider and expected to be exchanged for options to purchase Parent Common Stock in connection with the Merger, which shall be provided by the Company to Parent at least ten (10) business days prior to the Closing.

(c)             For purposes of this Agreement, "Company Insiders" means those officers and directors of the Company who immediately after the Closing become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to equity securities of Parent.

5.11.       Repayment of Certain Company Payables.  Section 5.11 of the Company Disclosure Schedule contains a complete and accurate list of the Company's accounts payable and other liabilities as of the date of this Agreement, identifying the applicable payee and the amount owed to such payee.  Immediately prior to the Closing, the Company shall provide to Parent an updated Section 5.11 of the Company Disclosure Schedule setting forth any additional amounts owed to any third party.  Subject to Section 6.02(l), Parent shall concurrently with the Closing initiate wire transfers in accordance with the Flow of Funds Memorandum to the payees listed therein for such amounts listed therein.

5.12.       Affiliate Letters.  The Company will use its commercially reasonable efforts to cause each person whom the Company believes may be deemed to be an "affiliate" of the Company, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act, to execute and deliver to it as promptly as practicable an executed copy of an affiliate letter substantially in the form of Exhibit B attached hereto.  The Company acknowledges that the shares of Parent Common Stock issued to such affiliates will contain an appropriate legend referring to the restrictions contained in Rule 145 and may be subject to stop order instructions with respect thereto.

5.13.       Termination of Company Plans.  Effective no later than the day immediately preceding the Closing Date but contingent upon the Closing, the Company shall terminate any and all Company Plans intended to include a Code Section 401(k) arrangement (collectively, the "Terminated Company Plans").  The Company shall provide Parent with evidence that such Terminated Company Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) in accordance with each such Terminated Company Plan’s respective terms.  The Company also shall take such other actions in furtherance of terminating such Terminated Company Plan(s) as Parent may reasonably require.

ARTICLE VI.

CONDITIONS PRECEDENT

6.01.       Conditions to each Party's Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)             Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)            HSR Act.  The waiting period (and any extension thereof), if any, applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c)             No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties hereto shall use their best efforts to have any such injunction, order, restraint or prohibition vacated.

(d)            Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and any material "blue sky" and other state securities laws applicable to the registration and qualification of Parent Common Stock issuable or required to be reserved for issuance pursuant to this Agreement shall have been complied with.

(e)             Governmental Approvals.  Other than the filing of the Certificate of Merger, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the Merger and the consummation of the other transactions contemplated by this Agreement, the failure of which to file, obtain or occur is reasonably likely to have a Material Adverse Effect with respect to Parent or a Material Adverse Effect with respect to the Company, shall have been filed, been obtained or occurred on terms and conditions which would not reasonably be likely to have a Material Adverse Effect with respect to Parent or a Material Adverse Effect with respect to the Company.

(f)             Stockholder Statement.  No stop order suspending the use of the Stockholder Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff.

(g)            Flow of Funds Memorandum.  Parent and the Company shall have executed and delivered a mutually agreeable Flow of Funds Memorandum setting forth certain payments to be made by Parent concurrently with the Closing (the “Flow of Funds Memorandum”).

6.02.       Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the following conditions:

(a)             Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not individually or in the aggregate have a Material Adverse Effect. Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

(b)            Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

(c)             Consents, Etc.  Parent and Merger Sub shall have received evidence, in form and substance reasonably satisfactory to Parent, that such licenses, permits, consents, approvals, authorizations, qualifications, and orders of governmental authorities and other third parties as are necessary (in Parent's sole discretion) in connection with the transactions contemplated hereby have been obtained, except where the failure to obtain such licenses, permits, consents, approvals, authorizations, qualifications, and orders would not, individually or in the aggregate with all other failures, have a Material Adverse Effect with respect to the Company.

(d)            No Litigation.  There shall not be pending by any Governmental Entity or any other Person or solely with respect to any Governmental Entity, threatened by any suit, action, or proceeding, (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from any party hereto or any of their affiliates any damages that are material in relation to the Company and its Subsidiaries taken as a whole; (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company and its Subsidiaries taken as a whole or to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement; (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of the common stock of the Surviving Corporation, including, without limitation, the right to vote such common stock on all matters properly presented to the stockholders of the Surviving Corporation; or seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries taken as a whole.

(e)             Termination of Company Options.  The Company shall have (i) entered into a termination agreement with each holder of a Company Option pursuant to which all outstanding Company Options held by each such holder shall be terminated and each such holder shall no rights thereunder to purchase shares of Company Common Stock or (ii) in accordance with Section 11.3(d) of the Company Stock Plan, accelerate the expiration date of all such Company Options to a date no later than April 30, 2007 and required each such holder to exercise all such Company Options held by such holder (including, if the Company so elects in accordance thereunder, to accelerate the vesting of such Company Options) by such date.

(f)             Opinion of Counsel.  Foley & Lardner LLP, counsel to the Company, shall have delivered to Parent a written legal opinion addressed to Parent, dated on and as of the Closing Date, and in form reasonably satisfactory to Parent.

(g)            Resignation of Directors and Officers.  The directors and officers of the Company, in office immediately prior to the Effective Time of the Merger shall have resigned as directors and officers of the Surviving Corporation effective as of the Effective Time of the Merger.

(h)            Termination of Agreements; SCO Waiver; Other Waivers.  The Company and each other party thereto shall have terminated each agreement set forth on Schedule 6.02(h) attached hereto.  SCO Partners LLC and its affiliates shall have executed and delivered to the Company a waiver, in form satisfactory to Parent, of any rights to (i) liquidated or other damages in respect of any failure by the Company to timely satisfy any such obligation or (ii) any fees resulting from the Merger or any financing, under any agreement with Parent or the Company.  Each holder of a Company Warrant to be assumed by Parent pursuant to Section 2.03 shall have executed and delivered to Parent a waiver, in form satisfactory to Parent, of any rights to require Parent to register for resale under the Securities Act any such Company Warrants held by such Person or Parent Common Stock issuable upon exercise of such Company Warrants.  The employment agreement between the Company and Agamemnon A. Epenetos, dated January 31, 2006 shall have been amended and restated to be in the form of the standard Parent executive employment agreement and acceptable to Parent.

(i)              Dissenters' Rights.  Any applicable period during which stockholders of the Company have the right to exercise appraisal, dissenters' or other similar rights under Section 262 of Delaware Law or other applicable law shall have expired and stockholders of the Company holding in the aggregate more than five percent (5%) of the outstanding shares of Company Common Stock or Company Preferred Stock shall not have exercised appraisal, dissenters' or similar rights under Section 262 of Delaware Law or other applicable law with respect to such shares by virtue of the Merger.

(j)              No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(k)            FIRPTA Certificate.  The Company shall have delivered a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3).

(l)              Outstanding Liabilities of the Company.  Parent shall have received evidence, satisfactory to it, that as of the Closing Date the amount of the Company's then outstanding accounts payable and other liabilities (including, without limitation, all amounts owed (i) to employees, officers and consultants of the Company (and its Subsidiaries) and (ii) to any Person in respect of any failure by the Company to timely satisfy any obligation to register for resale under the Securities Act any securities of the Company held by such Person) does not exceed $1,000,000 in the aggregate.

(m)          Exercise or Termination of Company Warrants.  The Company shall have required each holder of the Company Warrants listed in Section 6.02(m) of the Company Disclosure Schedule to exercise each such Company Warrant held by such holder prior to the Closing Date, or such holder and the Company shall have executed and delivered a termination agreement terminating each such Company Warrant and all of such holder's rights thereunder, including any right to purchase shares of Company Common Stock.

(n)            Opinion of Financial Advisor.  Parent shall have received the opinion of TSG Partners to the effect that the payment by it of the Merger Consideration is fair to Parent's stockholders from a financial point of view.

(o)            License Agreements.  The Company shall have obtained letter certifications from each licensor of the Company or any of its Subsidiaries (including, without limitation, Virium Pharmaceuticals, Inc. and Immunodex, Inc.), in form satisfactory to Parent, that any agreement between such Person and the Company (or the Company's Subsidiary, if applicable) is in full force and effect, that such agreement constitutes a legal, valid and binding obligation of, and is legally enforceable against, it and the Company (or the Company's Subsidiary, if applicable), that there exists no uncured breach or default by either it or the Company (or the Company's Subsidiary, if applicable) under any such agreement and that any consents required under such agreement have been obtained, are valid and are currently in effect.

(p)       Virium Pharmaceuticals, Inc.  All conditions to the approval by NIH of the Phenylbutyrate Co-development and Sublicense Agreement between the Company and Virium Pharmaceuticals, Inc. (“Virium”) shall have been met.  Virium shall have executed and delivered to the Company each of the two amendments previously negotiated and executed by the Company, copies of which have been provided to Parent.  The Company and Virium shall have negotiated, and each shall have executed and delivered to the other party, the letter of intent previously executed by the Company in the form previously provided to Parent with such changes as may be approved by Parent in its sole discretion.

6.03.       Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the following conditions:

(a)             Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not individually or in the aggregate have a Material Adverse Effect with respect to Parent.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an authorized officer of Parent and Merger Sub to the effect set forth in this paragraph.

(b)            Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an authorized officer of Parent and Merger Sub to the effect set forth in this paragraph.

(c)             Opinion of Counsel.  Bingham McCutchen LLP, counsel to Parent and Merger Sub, shall have delivered to the Company a written legal opinion addressed to the Company, dated on and as of the Closing Date, and in form reasonably satisfactory to the Company.

(d)            No Litigation.  There shall not be pending by any Governmental Entity or any other Person or solely with respect to any Governmental Entity, threatened by any suit, action, or proceeding, (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from any party hereto or any of their affiliates any damages that are material in relation to Parent and its Subsidiaries taken as a whole; (ii) seeking to prohibit or limit the ownership or operation by Parent or any of its Subsidiaries of any material portion of the business or assets of Parent and its Subsidiaries taken as a whole or to dispose of or hold separate any material portion of the business or assets of Parent and its Subsidiaries taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement; (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of the common stock of the Surviving Corporation, including, without limitation, the right to vote such common stock on all matters properly presented to the stockholders of the Surviving Corporation; or seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries taken as a whole.

(e)             Outstanding SCO and Oracle Debt.  The applicable maturity date of all of Parent's outstanding debt (whether principal or interest) owed to each of SCO Partners LLC (and its affiliates) and Oracle Partners LP (and its affiliates) shall have been extended to a date on or after April 27, 2008, or such debt shall have been converted into Parent Common Stock.

ARTICLE VII.

TERMINATION, AMENDMENT, AND WAIVER

7.01.       Termination.  This Agreement may be terminated and abandoned at any time prior to the Effective Time of the Merger, whether before or after the Company Stockholder Approval:

(a)             by mutual written consent of Parent and the Company;

(b)            by either Parent or the Company if any Governmental Entity shall have issued an order, decree, or ruling or taken any other action permanently enjoining, restraining, or otherwise prohibiting the Merger and such order, decree, ruling, or other action shall have become final and nonappealable;

(c)             by either Parent or the Company if the Merger shall not have been consummated on or before August 31, 2007 (other than due to the failure of the party seeking to terminate this Agreement to perform in any material respect its obligations under this Agreement required to be performed at or prior to the Effective Time of the Merger);

(d)            by either Parent or the Company if at the Stockholder Meeting (including any adjournment thereof) the Company Stockholder Approval shall not have been obtained;

(e)             by Parent, if the Company or its Board of Directors shall have (1) withdrawn, modified, or amended in any respect adverse to Parent its approval or recommendation of this Agreement or any of the transactions contemplated herein; (2) failed as promptly as reasonably practicable after the Form S-4 is declared effective to mail the Stockholder Statement to its stockholders or failed to include in such statement such recommendation; (3) recommended any Transaction Proposal from a Person other than Parent or any of its affiliates; (4) resolved to do any of the foregoing; or (5) in response to the commencement of any tender offer or exchange offer for more than 10% of the outstanding shares of Company Common Stock or Company Preferred Stock, not recommended rejection of such tender offer or exchange offer at the time of filing of the requisite Schedule 14d-9 with the SEC;

(f)             by the Company, if, pursuant to and in compliance with Section 5.06 hereof, the Board of Directors of the Company concludes in good faith, based on advice from outside counsel, that in order to satisfy its fiduciary duties to the stockholders of the Company under the Delaware Law, such Board of Directors must not make or must withdraw or modify its recommendation referred to in Section 3.01(p), and the Board of Directors does not make or withdraws or modifies such recommendation;

(g)            by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.02(a) or Section 6.02(b) (other than with respect to the delivery of the officers' certificates required thereunder) would not be satisfied at the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts within ten (10) business days of the time such representation or warranty shall have become untrue or such breach, Parent may not terminate this Agreement under this Section 7.01(g) during such ten-day period, provided Company continues to exercise such commercially reasonable efforts; or

(h)            by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.03(a) or Section 6.03(b) (other than with respect to the delivery of the officers' certificates required thereunder) would not be satisfied at the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts within ten (10) business days of the time such representation or warranty shall have become untrue or such breach, the Company may not terminate this Agreement under this Section 7.01(h) during such ten-day period provided Parent continues to exercise such commercially reasonable effort.

7.02.       Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, or the Company, provided that (a) any such termination shall not relieve a party from liability for any willful breach of this Agreement and (b) the last sentence of Section 5.02(a), this Section 7.02, Section 8.02, Section 8.07 and the Confidentiality Agreement shall remain in full force and effect and survive any such termination. Nothing contained in this paragraph shall relieve any party for any breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement.

7.03.       Amendment.  This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.04.       Extension; Waiver.  At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) subject to the provisions of Section 7.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

7.05.       Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to Section 7.04 shall, in order to be effective, require in the case of any party hereto an action by its Board of Directors or a duly-authorized designee of its Board of Directors.

ARTICLE VIII.

GENERAL PROVISIONS

8.01.       Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger and all such representations and warranties shall be extinguished on consummation of the Merger and no party hereto nor any officer, director or employee or stockholder of any of them shall be under any liability whatsoever with respect to any such representation or warranty after such time.  This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after Effective Time of the Merger.

8.02.       Fees and Expenses.

(a)             Except as set forth in this Section 8.02, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided however, that the Company and Parent shall share equally all fees and expenses, other than accountants' and attorneys' fees, incurred with respect to the printing, filing and mailing of the S-4 and the Stockholder Statement (including any related preliminary materials) and any amendments or supplements thereto.

(b)            The Company shall pay Parent up to $750,000 as reimbursement for expenses of Parent actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of Parent's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), in the event of the termination of this Agreement:

(i)              by Parent or the Company pursuant to Section 7.01(c) if the failure to satisfy any of the conditions set forth in Sections 6.02(a)-(c), (e)-(j), (o) and (p) by August 31, 2007 shall have resulted in the Closing not occurring; or

(ii)            by Parent pursuant to Section 7.01(g).

The expenses payable pursuant to this Section 8.02(b) shall be paid by wire transfer of same-day funds within five (5) business days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 8.02(b).

(c)             The Company shall pay Parent a termination fee of $750,000 in the event of the termination of this Agreement (i) by Parent pursuant to Section 7.01(d) or (ii) by Parent or the Company pursuant to Sections 7.01(e)-(g) (except in the case of a termination by Parent due to the failure of the Company to satisfy the condition set forth in Section 6.02(l)).

Any fee due under this Section 8.02(c) shall be paid to Parent by wire transfer of same-day funds within two (2) business days after the date of termination of this Agreement.

(d)            Parent shall pay the Company up to $100,000 as reimbursement for expenses of the Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of the Company's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), in the event of the termination of this Agreement:

(i)              by the Company or Parent pursuant to Section 7.01(c) as a result of the failure to satisfy the conditions set forth in Section 6.03(a) or (b); or

(ii)            by the Company pursuant to Section 7.01(h).

The expenses payable pursuant to this Section 8.02(d) shall be paid by wire transfer of same-day funds within five (5) business days after demand therefor following the occurrence of the termination event giving rise to the payment obligation described in this Section 8.02(d).

(e)             The parties acknowledge that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (a) of Section 7.02 but is otherwise the sole and exclusive remedy of the parties in connection with any termination of this Agreement.

8.03.       Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)       if to Parent or Merger Sub, to

Access Pharmaceuticals, Inc.

2600 Stemmons Freeway, Suite 176

Dallas, Texas75207

Attention:  Stephen Seiler

Telecopier No.:  (214) 905-5101

with a copy to:

Bingham McCutchen LLP

150 Federal Street

Boston, MA  02110

Attention:  John J. Concannon III, Esq.

Telecopier No.:  (617) 951-8736

(b)       if to the Company or its Subsidiaries, to

Somanta Pharmaceuticals, Inc.

19200 Von Karman Avenue, Suite 400

Irvine, CA92612

Attention:  Terrance Bruggeman

Telecopier No.:  (949) 706-3698

with a copy to:

Foley & Lardner LLP

402 W. Broadway, Suite 2100

San Diego, CA 92101

Attention:  Adam Lenain, Esq.

Telecopier No.:  (619) 234-3510

8.04.       Definitions.  For purposes of this Agreement:

(a)             "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)            "Company Common Stock" means the common stock, par value $0.001 per share, of the Company.

(c)             "Company Preferred Stock" means the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

(d)            "Company Stock Option Plan" means the Company's 2005 Equity Incentive Plan.

(e)             "Company Warrants" means warrants to purchase shares of Company Common Stock as listed in Section 3.01(c) of the Company Disclosure Schedule.

(f)             "Environmental Claim" means any written or oral notice, claims, demand, action, suit, complaint, proceeding or other communication by any Person alleging liability or potential liability (including without limitation liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (A) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by the Company or any of its Subsidiaries or (B) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit or (C) otherwise relating to obligations or liabilities under any Environmental Laws;

(g)            "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required under Environmental Laws for the Company and its Subsidiaries to conduct their operations and businesses on the date hereof and consistent with past practices;

(h)            "Environmental Laws" means all applicable federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state laws;

(i)              "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, friable asbestos and asbestos-containing materials, pollutants, contaminants and all other materials, and substances regulated pursuant to, or that could reasonably be expected to provide the basis of liability under, any Environmental Law;

(j)              "Indebtedness" means, with respect to any Person, without duplication, (A) all obligations of such Person for borrowed money, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (D) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such Person's business), (E) all capitalized lease obligations of such Person, (F) all obligations of others secured by any Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (G) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (H) all letters of credit issued for the account of such Person and (I) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person;

(k)            "Intellectual Property" means all rights, privileges and priorities provided under federal, state, foreign and multinational law relating to intellectual property, including, without limitation, all (i)(a) inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, new and useful improvements thereof and know-how relating thereto, whether or not patented or eligible for patent protection; (b) copyrights and copyrightable works, including computer applications, programs, software, databases and related items (except for off-the-shelf commercial software); (c) trademarks, service marks, trade names, brand names, corporate names, logos and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and (d) trade secrets and other confidential information; and (ii) all registrations, applications, recordings, and licenses or other similar agreements related to the foregoing;

(l)              "knowledge of the Company" means the actual knowledge of any officer of the Company or any Subsidiary of the Company.

(m)          "Material Adverse Change" or "Material Adverse Effect" means, when used in connection with the Company or Parent, any change, effect, event or occurrence that either individually or in the aggregate with all other such changes, effects, events and occurrences is materially adverse to the business, properties, financial condition or results of operations of the Company or Parent, as the case may be, and its Subsidiaries taken as a whole, provided that (i) with respect to Section 3.01(g)(i) and (ii) hereof, shall exclude any material adverse change in the Company's results of operations for any fiscal period prior to the Closing Date that is directly attributable to a disruption in the conduct of the Company's business arising from the transactions contemplated by this Agreement or the public announcement thereof and (ii) with respect to Section 3.02(f)(i) and (ii) hereof, shall exclude any material adverse change in Parent's results of operations for any fiscal period prior to the Closing Date that is directly attributable to a disruption in the conduct of Parent's business arising from the transactions contemplated by this Agreement or the public announcement thereof; and provided, further, that Material Adverse Effect and Material Adverse Change shall not be deemed to include the impact of (a) any change in laws and regulations or interpretations thereof by courts or governmental authorities generally applicable to the Company and Parent, (b) any change in generally accepted accounting principles as applied in the United States or regulatory accounting principles generally applicable to the Company and Parent, (c) any change arising or resulting from general industry, economic or capital market conditions or conditions in markets relevant to the Company or Parent, as applicable, that affects Parent or the Company, as applicable (or the markets in which Parent or the Company, as applicable, compete) in a manner not disproportionate to the manner in which such conditions affect comparable companies in the industries or markets in which Company or Parent, as applicable, compete, (d) any act or omission of the Company (or any of its Subsidiaries) taken with the prior written consent of Parent or (e) the expenses reasonably incurred by the Company in entering into this Agreement and consummating the transactions contemplated by this Agreement and the expenses associated with the termination of any Company Plan as and to the extent contemplated herein.

(n)            "Parent Common Stock" means the common stock, par value $0.01 per share, of Parent.

(o)            "Parent Preferred Stock" means the preferred stock, par value $0.01 per share, of Parent.

(p)            "Permitted Lien" means statutory Liens securing payments not yet due and such Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

(q)            "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

(r)             "SEC" means the United States Securities and Exchange Commission.

(s)             "Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(t)              "Tax" or "Taxes" (and with correlative meaning, "Taxable" and "Taxing") means any United States federal, state or local, or non-United States, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, net worth, intangibles, social security, unemployment, disability, payroll, license, employee or other Tax or similar levy, of any kind whatsoever, including any interest, penalties or additions to Tax in respect of the foregoing.

(u)            "Tax Return" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

8.05.       Interpretation.  When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated.  The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."  No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

8.06.       Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  The delivery of a signature page of this Agreement by one party to the other via facsimile transmission shall constitute the execution and delivery of this Agreement by the transmitting party.

8.07.       Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Schedules and Exhibits attached hereto) and the other agreements and instruments referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.  This Agreement, other than Section 5.04 (with respect to which the Indemnified Parties shall be third-party beneficiaries), is not intended to confer upon any Person other than the parties any rights or remedies.

8.08.       Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by, and construed in accordance with, the laws of the STATE OF NEW YORK, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in THE BOROUGH OF MANHATTAN in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.03.  Nothing in this Section 8.08, however, shall affect the right of any party to serve legal process in any other manner permitted by law.  EACH party hereto HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF any party hereto IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

8.09.       Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, insure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.10.       Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ACCESS PHARMACEUTICALS, INC.

By:  /s/ Stephen R. Seiler
    Name:  Stephen R. Seiler
    Title:  President and Chief Executive Officer

Somanta acquisition corporation
By:  /s/ Stephen R. Seiler
    Name:  Stephen R. Seiler
    Title:  President and Chief Executive Officer

SOMANTA PHARMACEUTICALS, INC.
By:   /s/ Terrance J. Bruggeman
    Name:  Terrance J. Bruggeman
    Title:  Executive Chairman

SOMANTA INCORPORATED
By:   /s/ Terrance J. Bruggeman

  Name:  Terrance J. Bruggeman
    Title:  Executive Chairman

Somanta Limited
By:   /s/ Terrance J. Bruggeman

  Name:  Terrance J. Bruggeman
    Title:  Secretary

[Signature page to Merger Agreement]

Annex B

CHAPTER 1. DELAWARE GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

Annex C

FORM OF VOTING AGREEMENT

Voting Agreement

This Voting Agreement (this "Agreement") is made and entered into as of April 18, 2007, by and among Access Pharmaceuticals, Inc., a Delaware corporation ("Parent"), Somanta Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the undersigned holders (the "Holders") of securities of Somanta Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Recitals

A.           Each Holders owns beneficially and of record (i) shares of the Company's capital stock and/or (ii) stock options, convertible securities or warrants (whether or not vested) to acquire shares of the Company's capital stock, in each case in that number and class of shares of the Company's capital stock set forth on Schedule 1 attached hereto opposite the name of such Holder (such options, convertible securities, warrants and/or shares of the Company's capital stock, together with any other such options, convertible securities, warrants and/or shares of capital stock of the Company acquired by any Holder after the date hereof and during the term of this Agreement, including following the exercise of any such options, convertible securities and/or warrants, being referred to herein as such Holder's "Subject Securities").

B.           Upon the fulfillment of the terms and conditions of the Agreement and Plan of Merger by and among Parent, Merger Sub, the Company and the other parties named therein, dated as of the date hereof (as amended, restated or supplemented from time to time, the "Merger Agreement"), Merger Sub shall be merged (the "Merger") with and into the Company, with the Company continuing as the surviving corporation.  Capitalized terms used but not defined herein are used as they are defined in the Merger Agreement.

C.           Each Holder believes that the terms of the Merger and the Merger Agreement are fair and that it is in such Holder's best interest as a holder of securities of the Company that the Merger be consummated.

D.           Parent has advised the Company that Parent is not prepared to execute the Merger Agreement unless Parent believes that it is reasonably likely that the Merger will be consummated, and therefore Parent is requiring that certain holders of capital stock of the Company undertake in advance to vote their securities in favor of the Merger.

E.           For the above reasons, in order to induce Parent to enter into the Merger and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, each Holder, solely in such Holder's capacity as a holder of securities of the Company, agrees to vote such Holder's Subject Securities that are entitled to vote on the Merger (or execute and deliver a written consent) so as to facilitate consummation of the Merger.

Now, Therefore, in consideration of the foregoing and the promises and the covenants and agreements set forth below, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.  Transfer of Shares.  During the term of this Agreement, each Holder shall not cause or permit any Transfer (as defined below) of any of such Holder's Subject Securities or enter into any agreement, option or arrangement with respect to a Transfer; provided, that nothing contained in this Agreement shall be deemed to restrict the ability of any Holder to exercise any stock options, convertible securities or warrants of the Company held by such Holder prior to the termination hereof.  Except as otherwise provided herein, no Holder shall deposit (or permit the deposit of) any of such Holder's Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of such Subject Securities or in any way grant any other Person any right whatsoever with respect to the voting or disposition of such Subject Securities.  For purposes hereof, a Person shall be deemed to have effected a "Transfer" of Subject Securities if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers, assigns, or otherwise disposes of such security, or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such shares or any interest therein.

2.  Agreement to Vote Shares.  At any meeting of stockholders of the Company or at any adjournment thereof, in any action by written consent or in any other circumstances upon which any Holder's vote, consent or other approval is sought in connection with the Merger, such Holder shall vote (or cause to be voted) all of such Holder's Subject Securities that are then entitled to be voted on the Merger (i) in favor of the Merger and each of the terms of the Merger Agreement and the transactions and other agreements reflected therein, (ii) against any proposal, amendment or agreement that would in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Merger or this Agreement or change in any manner the voting rights of any class of capital stock of the Company and (iii) against any proposed Transaction Proposal.  Each Holder shall execute and deliver to the Company a written consent in favor of the Merger and the terms of the Merger Agreement and the transactions and other agreements reflected therein as soon as practicable and in any event, within two business days after the date of receipt from the Company of a written consent in proper form if no meeting of the Company stockholders has then been called for such purpose.

3.  Director Matters Excluded.  No provision of this Agreement shall limit or otherwise restrict any Holder with respect to any vote that such Holder or any of such Holder's representatives may make solely in his or her capacity as a director of the Company with respect to a matter presented to the Company's board of directors.

4.  Irrevocable Proxy.

(a)  Concurrently with the execution of this Agreement, each Holder has executed and delivered to Parent and Merger Sub an irrevocable proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the fullest extent permissible by law, with respect to such Holder's Subject Securities.

(b)  If for any reason the proxy granted pursuant to this Agreement by a Holder is not irrevocable, then such Holder agrees to vote such Holder's Subject Securities that are then entitled to vote on the Merger in accordance with Section 2 hereof.

5.  Representations and Warranties of Holders.  Each Holder hereby represents and warrants as to itself, severally and not jointly with any other Holder, to Parent, Merger Sub and the Company as follows:

(a)  Such Holder (i) is the record and beneficial owner of the Subject Securities set forth opposite the name of such Holder on Schedule 1 attached hereto, free and clear of any liens, adverse claims, charges or other encumbrances of any nature whatsoever (other than pursuant to (x) applicable restrictions on transfer under applicable securities laws or (y) this Agreement), and (ii) does not beneficially own any securities of the Company other than such Subject Securities.

(b)  Except as set forth on Schedule 1 attached hereto, such Holder has the sole right to Transfer, to vote and to direct the voting of the Subject Securities set forth opposite the name of such Holder on Schedule 1 attached hereto, and none of such Subject Securities are subject to any voting trust or other agreement, arrangement or restriction with respect to the Transfer or the voting of such Subject Securities, except as set forth in this Agreement.

(c)  Such Holder:  (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; and (ii) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement and the Proxy, to consummate the transactions contemplated hereby and thereby and to comply with the terms hereof and thereof.  The execution and delivery by such Holder of this Agreement and the Proxy, the consummation by such Holder of the transactions contemplated hereby and thereby and the compliance by such Holder with the provisions hereof and thereof have been duly authorized by all necessary corporate, company, partnership or other action on the part of such Holder, and no other corporate, company, partnership or other proceedings on the part of such Holder are necessary to authorize this Agreement and the Proxy, to consummate the transactions contemplated hereby and thereby or to comply with the provisions hereof or thereof.

(d)  Each of this Agreement and the Proxy has been duly executed and delivered by such Holder, constitutes a valid and binding obligation of such Holder and is enforceable against such Holder in accordance with its terms.

(e)  The execution and delivery of this Agreement and the Proxy, the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of (i) the certificate of incorporation or by-laws, partnership agreement or limited liability company agreement (or similar organizational documents) of such Holder, if applicable, (ii) any (A) statute, law, ordinance, rule or regulation or (B) judgment, order or decree, in each case, applicable to such Holder or its properties or assets, or (iii) any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Holder is a party or by which such Holder or such Holder's assets are bound.

(f)  Such Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in Parent Common Stock that such Holder is making by reason of the Merger and the other transactions contemplated by the Merger Agreement and by reason of executing and delivering this Agreement, and, in connection therewith, has performed a due diligence review of Parent and its business and financial condition satisfactory to such Holder.  Such Holder's financial condition is such that it is able to bear all economic risks of such investment in Parent Common Stock, including a complete loss of such Holder's investment therein.

6.  Termination.  This Agreement shall terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time of the Merger.  In the event of the termination of this Agreement, this Agreement and the Proxy shall forthwith become null and void, there shall be no liability on the part of any of the parties hereto, and all rights and obligations of each party hereto shall cease; provided, however, that no such termination of this Agreement shall relieve any party hereto from any liability for any breach of any provision of this Agreement prior to termination.

7.  Further Covenants and Assurances.

(a)  Each Holder shall not, and such Holder shall not permit any of its affiliates, directors, officers, employees, investment bankers, attorneys or other advisors or representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage the submission of any proposal regarding a Transaction Proposal or (ii) take any action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, a proposal regarding a Transaction Proposal.  Each Holder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the provisions of this Agreement and the transactions contemplated hereby.

(b)  If any Holder (in such capacity or otherwise) receives an unsolicited inquiry, proposal or offer relating to a Transaction Proposal from any Person, such Holder shall (i) promptly notify Parent of the same and the details thereof (including the identity of the Person making same), (ii) provide to Parent a copy of any written inquiry, proposal or offer and all correspondence related thereto, and (iii) keep Parent informed of the status thereof.  Each Holder shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted prior to the date hereof with respect to any Transaction Proposal.

8.  Successors, Assigns and Transferees Bound.  Without limiting Section 1 hereof in any way, each Holder agrees that this Agreement and the obligations hereunder shall attach to such Holder's Subject Securities from the date hereof through the termination of this Agreement and shall be binding upon any Person to which legal or beneficial ownership of such Subject Securities shall pass, whether by operation of law or otherwise, including such Holder's heirs, guardians, administrators or successors, and such Holder further agrees to take all actions necessary to effectuate the foregoing.  Any shares of the Company's capital stock or any stock options, convertible securities, or warrants (whether or not vested) to acquire shares of the Company's capital stock received by any Holder in connection with any stock split, stock dividend, reclassification, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the capital stock of the Company shall be Subject Securities of such Holder, and this Agreement and the representations, warranties, covenants, agreements and obligations hereunder shall attach to any such additional Subject Securities of such Holder.

9.  Deposit.  Each Holder shall cause a counterpart of this Agreement to be deposited with the Company at its principal place of business or registered office where it shall be subject to the same right of examination by a stockholder of the Company, in person or by agent or attorney, as are the books and records of the Company.

10.  Public Disclosure.  Except as contemplated by the Merger Agreement or as otherwise required by applicable law (including applicable securities laws) no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement or the Merger Agreement shall be made prior to the Effective Time of the Merger by any Holder (including any third party representatives of any Holder) (other than disclosures to managers, advisors or equity holders of a Holder in connection with the approval of the Merger Agreement, if applicable) unless approved by Parent prior to release; provided that such approval shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the immediately preceding sentence, in the event that a Holder is required by applicable law to make any such disclosure, such Holder may make such disclosure; provided that such Holder shall notify Parent prior to making such disclosure and shall use its commercially reasonable efforts to give Parent an opportunity (as is reasonable under the circumstances) to comment on such disclosure.

11.  Remedies.  Each Holder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm.  Accordingly, each Holder agrees that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity it may have, shall be entitled to seek immediate equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

12.  Severability.  The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

13.  Entire Agreement/Amendment.  This Agreement represents the entire agreement of the parties with respect to the subject matter hereof.  This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed and delivered by each of the parties hereto.

14.  Governing Law.  This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the Commonwealth of Massachusetts.  Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in Suffolk County, Massachusetts.  Each party hereto (i) expressly and irrevocably consents and submits to the jurisdiction of each such court, and each appellate court located in Suffolk County, Massachusetts, in connection with any such proceeding; (ii) agrees that each such court shall be deemed to be a convenient forum; and (iii) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

15.  Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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In Witness Whereof, each of the parties hereto has caused this Voting Agreement to be executed as of the date first above written.

Holders:

Parent:

Access Pharmaceuticals, Inc.

By:
Name:
Title:

Merger Sub:

Somanta Acquisition Corporation

By:
Name:
Title:

Schedule 1

Subject Securities

Exhibit A

Irrevocable Proxy

The undersigned holder (the "Holder") of outstanding securities of Somanta Pharmaceuticals, Inc., a Delaware corporation (the "Company"), solely in its capacity as a holder of securities of the Company, hereby irrevocably appoints Stephen Seiler and Stephen Thompson of Access Pharmaceuticals, Inc., a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the Holder, with full power of substitution and resubstitution, to vote and exercise all voting, consent and similar rights with respect to all of the Holder's Subject Securities (as defined in the Voting Agreement (as defined below)) until the Expiration Date (as defined below), on the terms and conditions specified below.  Upon the Holder's execution of this Irrevocable Proxy, any and all prior proxies given by the Holder with respect to any of the Holder's Subject Securities are hereby revoked and the Holder agrees not to grant any subsequent proxies with respect to any of the Holder's Subject Securities until after the Expiration Date.

This Irrevocable Proxy is irrevocable, is coupled with an interest sufficient in law to support an irrevocable power made for the benefit of third parties, and is granted pursuant to that certain Voting Agreement (the "Voting Agreement"), of even date herewith, by and among Parent, Merger Sub (as defined below), the Holder and the other parties named therein, and is granted solely in furtherance of the Holder's undertaking to vote the Holder's Subject Securities as required by the Voting Agreement contemplated by that certain Agreement and Plan of Merger of even date herewith (as amended, restated or supplemented from time to time, the "Merger Agreement"), by and among Parent, Somanta Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), the Company and the other parties named therein.  The Merger Agreement provides for the merger (the "Merger") of Merger Sub with and into the Company, with the Company continuing as the surviving corporation, in accordance with its terms.  As used herein, the term "Expiration Date" shall mean the date of termination of the Voting Agreement in accordance with its terms.

The attorneys and proxies named above are hereby authorized and empowered by the Holder, at any time prior to the Expiration Date, to act as the Holder's attorneys and proxies to vote the Holder's Subject Securities, and to exercise all voting, consent and similar rights of the Holder with respect to the Holder's Subject Securities (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such meeting (i) in favor of the Merger and each of the terms of the Merger Agreement and the transactions and other agreements reflected therein, (ii) against any proposal, amendment or agreement that would in any manner impede, frustrate, prevent or nullify the Merger Agreement, the Merger or the Voting Agreement or change in any manner the voting rights of any class of capital stock of the Company and (iii) against any Transaction Proposal (as defined in the Merger Agreement).  The Holder may vote the Holder's Subject Securities on all other matters not referred to in this Irrevocable Proxy, and the attorneys and proxies named above may not exercise this Irrevocable Proxy with respect to such other matters.

Any obligation hereunder of the Holder shall be binding upon the successors and assigns of the Holder.  This Irrevocable Proxy shall terminate, and be of no further force or effect, automatically upon the Expiration Date.

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In Witness Whereof, the undersigned Holder has caused this Irrevocable Proxy to be executed as of April ___, 2007.

Holder:

Name:

By:
Name:
Title:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant is incorporated under the laws of the State of Delaware. The Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Access’ certificate of incorporation provides for the indemnification of directors and officers of the Access to the fullest extent permitted by DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director’s duty of loyalty to Access or its stockholders. Access’ Certificate of Incorporation includes such an indemnification provision under which Access has agreed to indemnify its directors and officers from and against certain claims arising from or related to future acts or omissions as directors or officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to its directors, officers and controlling persons pursuant to the foregoing, or otherwise, Access has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

As permitted by Delaware law, Access has entered into employment agreements each of which contains indemnity provisions with each of its executive officers that require Access to indemnify such persons against loss, costs and expenses (including reasonable attorney’s fees) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Access or any of its affiliated enterprises.

Access maintains directors’ and officers’ liability insurance for the benefit of its directors and certain of its officers.

The merger agreement provides that, from the effective time of the merger, the combined company shall jointly and severally indemnify, defend and hold harmless each Indemnified Party (as defined in the merger agreement) against (i) all losses claims, fines, damages, costs, expenses, liabilities or judgments based in whole or in part out of the fact that such person is or was a director, officer, or employee of Somanta or any of its subsidiaries, pertaining to any matter existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, or at or after, the effective time of the merger and (ii) all losses claims, fines, damages, costs, expenses, liabilities or judgments based in whole or in part out of, or pertaining to the merger agreement or the transaction contemplated by the merger agreement. The merger agreement also provides that the combined company shall extend coverage under Somanta’s directors’ and officers’ liability insurance policy covering the directors and officers of Somanta as of the date of the merger agreement by obtaining a six-year “tail” policy, if the “tail” policy does not cost more than $150,000 in the aggregate.

Access’ certificate of incorporation automatically provides for the elimination of the personal liability of Access’ directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted under applicable law.

ITEM 21. EXHIBITS

Exhibit
Number	Description of Document

2.1
Amended and Restated Agreement of Merger and Plan of Reorganization between Access Pharmaceuticals, Inc. and Chemex Pharmaceuticals, Inc., dated as of October 31, 1995 (Incorporated by reference to Exhibit A of the our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

2.2
Agreement and Plan of Merger, by and among Access Pharmaceuticals, Inc., Somanta Acquisition Corporation, Somanta Pharmaceuticals, Inc. Somanta Incorporated and Somanta Limited, dated April 18, 2007. (Incorporated by reference to Exhibit 2.1 to our Form 8-K dated April 18, 2007)

3.0	Articles of incorporation and bylaws
3.1	Certificate of Incorporation (Incorporated by Reference to Exhibit 3(a) of our Form 8-B dated July 12, 1989, Commission File Number 9-9134)
3.2	Certificate of Amendment of Certificate of Incorporation filed August 21, 1992
3.3	Certificate of Merger filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
3.4
Certificate of Amendment of Certificate of Incorporation filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.5	Certificate of Amendment of Certificate of Incorporation filed July 18, 1996. (Incorporated by reference to Exhibit 3.8 of our Form 10-K for the year ended December 31, 1996)
3.6	Certificate of Amendment of Certificate of Incorporation filed June 18, 1998. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended June 30, 1998
3.7	Certificate of Amendment of Certificate of Incorporation filed July 31, 2000. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended March 31, 2001)
3.8
Certificate of Designations of Series A Junior Participating Preferred Stock filed November 7, 2001 (Incorporated by reference to Exhibit 4.1.h of our Registration Statement on Form S-8, dated December 14, 2001, Commission File No. 333-75136)

3.9	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 1996)
5.0	Legal Opinion of Bingham McCutchen LLP
10.1*	1995 Stock Option Plan (Incorporated by reference to Exhibit F of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031
10.2*	Amendment to 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2001)
10.3	Lease Agreement between Pollock Realty Corporation and us dated July 25, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)
10.4
Platinate HPMA Copolymer Royalty Agreement between The School of Pharmacy, University of London and the Company dated November 19, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)

10.5*	Employment Agreement of David P. Nowotnik, PhD (Incorporated by reference to Exhibit 10.19 of our Form 10-K for the year ended December 31, 1999)
10.6*	401(k) Plan (Incorporated by reference to Exhibit 10.20 of our Form 10K for the year ended December 31, 1999)
10.7*	2000 Special Stock Option Plan and Agreement (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.8	Form of Convertible Note (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.9
Rights Agreement, dated as of October 31, 2001 between the us and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated October 19, 2001)

10.10	Amendment to Rights Agreement, dated as of February 16, 2006 between us and American Stock Transfer & Trust Company, as Rights Agent (2)
10.11*	2001 Restricted Stock Plan (incorporated by reference to Appendix A of our Proxy Statement filed on April 16, 2001)
10.12*	2005 Equity Incentive Plan (incorporated by reference to Exhibit 1 of our Proxy Statement filed on April 18, 2005 (2)
10.13* Agreement, dated as of May 10, 2005 by and between us and Kerry P. Gray (1)
10.14*	Employment Agreement, dated as of June 1, 2005 by and between us and Stephen B. Thompson (1)
10.15	Asset Sale Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.16	Amendment to Asset Sale Agreement, dated as December 8, 2006, between us and Uluru, Inc.
10.17	License Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.18
Amendment to 7% (Subject to Adjustment) Convertible Promissory Notes Due September 13, 2005, dated as of November 3, 2005, between us and Oracle Partners LP, Oracle Institutional Holders LP, SAM Oracle Investments Inc. and Oracle Offshore Ltd. (1)

10.19	Note and Warrant Purchase Agreement, dated February 16, 2006 between us and certain Secured Parties (3)
10.20 Security Agreement, dated February 16, 2006, between us and certain Secured Parties (2)
10.21	Form of 7.5% Secured Convertible Promissory Note, dated February 16, 2006, issued by us and to certain Purchasers (2)
10.22	Form of Warrant, dated February 16, 2006, issued by us to certain Purchasers (2)
10.23	Investor Rights Agreement, dated February 16, 2006, between us and certain Purchasers (2)
10.24	Note and Warrant Purchase Agreement, dated October 24, 2006 between us and certain Secured Parties (3)
10.25	Security Agreement, dated October 24, 2006, between us and certain Secured Parties (3)
10.26	Form of 7.5% Secured Convertible Promissory Note, dated October 24, 2006, issued by us and to certain Purchasers (3)
10.27	Form of Warrant, dated October 24, 2006, issued by us to certain Purchasers (3)
10.28	Investor Rights Agreement, dated October 24, 2006, between us and certain Purchasers (3)
10.29	Note and Warrant Purchase Agreement, dated December 6, 2006 between us and certain Secured Parties (3)
10.30	Security Agreement, dated December 6, 2006, between us and certain Secured Parties (3)
10.31	Form of 7.5% Secured Convertible Promissory Note, dated December 6, 2006, issued by us and to certain Purchasers (3)
10.32	Form of Warrant, December 6, 2006, issued by us to certain Purchasers (3)
10.33	Investor Rights Agreement, dated December 6, 2006, between us and certain Purchasers (3)
10.35	2007 Special Stock Option Plan and Agreement, dated January 4, 2007, by and between us and Stephen R. Seiler, President and Chief Executive Officer (4)
10.36	Employment Agreement, dated January 4, 2007 by and between us and Stephen R. Seiler, President and Chief Executive Officer (4)
10.37	Amendment to 7.0% (Subject to Adjustment) Convertible Promissory Notes Due April 28, 2007, dated April 24, 2007 by and between us and Oracle Partners LP and affiliates (4)
10.38
Amendment to Amended and Restated 7.5% Secured Convertible Promissory Notes Due April 27, 2007, dated April 26, 2007 by and between us and SCO Capital Partners LLC, Beach Capital LLC and Lake End Capital LLC (4)

10.39	Amendment To Investor Rights Agreements, dated April 30, 2007 by and between us and SCO Capital Partners LLC and Lake End Capital LLC (4)
23.1	Consent of Whitley Penn LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of Stonefield Josephson Inc.
23.4	Consent of Bingham McCutchen LLP
Exhib
*	Management contract or compensatory plan required to be filed as an Exhibit to this Form pursuant to Item 15(c) of the report.

(1)	Incorporated by reference to our Form 10-K for the year ended December 31, 2005.
(2)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2006.
(3)	Incorporated by reference to our Form 10-K for the year ended December 31, 2006.
(4)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2007.

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issues pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 7, 2007.

Access Pharmaceuticals, Inc.

Date: June 7, 2007	By	/s/ Stephen R. Seiler
Stephen R. Seiler
Chief Executive Officer and President
(Principal Executive Officer)

Date: June 7, 2007	By	/s/ Stephen B. Thompson
Stephen B. Thompson
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

We, the undersigned directors of Access Pharmaceuticals, Inc., hereby severally constitute and appoint Stephen R. Seiler and Stephen B. Thompson, and both or either one of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 7, 2007	/s/ Stephen R. Seiler
Stephen R. Seiler, President and Chief Executive Officer, Director

Date: June 7, 2007	/s/ Mark J. Ahn
Mark J. Ahn, Director

Date: June 7, 2007	/s/ Mark J. Alvino
Mark J. Alvino, Director

Date: June 7, 2007	/s/ Esteban Cvitkovic, MD
Esteban Cvitkovic, MD

Date: June 7, 2007	/s/ Jeffrey B. Davis
Jeffrey B. Davis, Director

Date: June 7, 2007	/s/ Stephen B. Howell
Stephen B. Howell, MD, Director

Date: June 7, 2007	/s/ David P. Luci
David P. Luci, Director

Date: June 7, 2007	/s/ Rosemary Mazanet
Rosemary Mazanet, MD, PhD, Director

Date: June 7, 2007	/s/ John J. Meakem, Jr
John J. Meakem, Jr., Director

EXHIBIT INDEX
Exhibit
Number	Description of Document

2.1
Amended and Restated Agreement of Merger and Plan of Reorganization between Access Pharmaceuticals, Inc. and Chemex Pharmaceuticals, Inc., dated as of October 31, 1995 (Incorporated by reference to Exhibit A of the our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

2.2
Agreement and Plan of Merger, by and among Access Pharmaceuticals, Inc., Somanta Acquisition Corporation, Somanta Pharmaceuticals, Inc. Somanta Incorporated and Somanta Limited, dated April 18, 2007. (Incorporated by reference to Exhibit 2.1 to our Form 8-K dated April 18, 2007)

3.0	Articles of incorporation and bylaws
3.1	Certificate of Incorporation (Incorporated by Reference to Exhibit 3(a) of our Form 8-B dated July 12, 1989, Commission File Number 9-9134)
3.2	Certificate of Amendment of Certificate of Incorporation filed August 21, 1992
3.3	Certificate of Merger filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)
3.4
Certificate of Amendment of Certificate of Incorporation filed January 25, 1996. (Incorporated by reference to Exhibit E of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031)

3.5	Certificate of Amendment of Certificate of Incorporation filed July 18, 1996. (Incorporated by reference to Exhibit 3.8 of our Form 10-K for the year ended December 31, 1996)
3.6	Certificate of Amendment of Certificate of Incorporation filed June 18, 1998. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended June 30, 1998
3.7	Certificate of Amendment of Certificate of Incorporation filed July 31, 2000. (Incorporated by reference to Exhibit 3.8 of our Form 10-Q for the quarter ended March 31, 2001)
3.8
Certificate of Designations of Series A Junior Participating Preferred Stock filed November 7, 2001 (Incorporated by reference to Exhibit 4.1.h of our Registration Statement on Form S-8, dated December 14, 2001, Commission File No. 333-75136)

3.9	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 1996)
5.0	Opinion of Bingham McCutchen LLP
10.1*	1995 Stock Option Plan (Incorporated by reference to Exhibit F of our Registration Statement on Form S-4 dated December 21, 1995, Commission File No. 33-64031
10.2*	Amendment to 1995 Stock Option Plan (Incorporated by reference to Exhibit 10.25 of our Form 10-K for the year ended December 31, 2001)
10.3	Lease Agreement between Pollock Realty Corporation and us dated July 25, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)
10.4
Platinate HPMA Copolymer Royalty Agreement between The School of Pharmacy, University of London and the Company dated November 19, 1996 (Incorporated by reference to Exhibit 10.19 of our Form 10-Q for the quarter ended September 30, 1996)

10.5*	Employment Agreement of David P. Nowotnik, PhD (Incorporated by reference to Exhibit 10.19 of our Form 10-K for the year ended December 31, 1999)
10.6*	401(k) Plan (Incorporated by reference to Exhibit 10.20 of our Form 10K for the year ended December 31, 1999)
10.7*	2000 Special Stock Option Plan and Agreement (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.8	Form of Convertible Note (Incorporated by reference to Exhibit 10.24 of our Form 10-Q for the quarter ended September 30, 2000)
10.9
Rights Agreement, dated as of October 31, 2001 between the us and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K dated October 19, 2001)

10.10	Amendment to Rights Agreement, dated as of February 16, 2006 between us and American Stock Transfer & Trust Company, as Rights Agent (2)
10.11*	2001 Restricted Stock Plan (incorporated by reference to Appendix A of our Proxy Statement filed on April 16, 2001)
10.12*	2005 Equity Incentive Plan (incorporated by reference to Exhibit 1 of our Proxy Statement filed on April 18, 2005 (2)
10.13* Agreement, dated as of May 10, 2005 by and between us and Kerry P. Gray (1)
10.14*	Employment Agreement, dated as of June 1, 2005 by and between us and Stephen B. Thompson (1)
10.15	Asset Sale Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.16	Amendment to Asset Sale Agreement, dated as December 8, 2006, between us and Uluru, Inc.
10.17	License Agreement, dated as of October 12, 2005, between us and Uluru, Inc. (1)
10.18
Amendment to 7% (Subject to Adjustment) Convertible Promissory Notes Due September 13, 2005, dated as of November 3, 2005, between us and Oracle Partners LP, Oracle Institutional Holders LP, SAM Oracle Investments Inc. and Oracle Offshore Ltd. (1)

1

10.19	Note and Warrant Purchase Agreement, dated February 16, 2006 between us and certain Secured Parties (3)
10.20 Security Agreement, dated February 16, 2006, between us and certain Secured Parties (2)
10.21	Form of 7.5% Secured Convertible Promissory Note, dated February 16, 2006, issued by us and to certain Purchasers (2)
10.22	Form of Warrant, dated February 16, 2006, issued by us to certain Purchasers (2)
10.23	Investor Rights Agreement, dated February 16, 2006, between us and certain Purchasers (2)
10.24	Note and Warrant Purchase Agreement, dated October 24, 2006 between us and certain Secured Parties (3)
10.25	Security Agreement, dated October 24, 2006, between us and certain Secured Parties (3)
10.26	Form of 7.5% Secured Convertible Promissory Note, dated October 24, 2006, issued by us and to certain Purchasers (3)
10.27	Form of Warrant, dated October 24, 2006, issued by us to certain Purchasers (3)
10.28	Investor Rights Agreement, dated October 24, 2006, between us and certain Purchasers (3)
10.29	Note and Warrant Purchase Agreement, dated December 6, 2006 between us and certain Secured Parties (3)
10.30	Security Agreement, dated December 6, 2006, between us and certain Secured Parties (3)
10.31	Form of 7.5% Secured Convertible Promissory Note, dated December 6, 2006, issued by us and to certain Purchasers (3)
10.32	Form of Warrant, December 6, 2006, issued by us to certain Purchasers (3)
10.33	Investor Rights Agreement, dated December 6, 2006, between us and certain Purchasers (3)
10.35	2007 Special Stock Option Plan and Agreement, dated January 4, 2007, by and between us and Stephen R. Seiler, President and Chief Executive Officer (4)
10.36	Employment Agreement, dated January 4, 2007 by and between us and Stephen R. Seiler, President and Chief Executive Officer (4)
10.37	Amendment to 7.0% (Subject to Adjustment) Convertible Promissory Notes Due April 28, 2007, dated April 24, 2007 by and between us and Oracle Partners LP and affiliates (4)
10.38
Amendment to Amended and Restated 7.5% Secured Convertible Promissory Notes Due April 27, 2007, dated April 26, 2007 by and between us and SCO Capital Partners LLC, Beach Capital LLC and Lake End Capital LLC (4)

10.39	Amendment To Investor Rights Agreements, dated April 30, 2007 by and between us and SCO Capital Partners LLC and Lake End Capital LLC (4)
23.1	Consent of Whitley Penn LLP
23.2	Consent of Grant Thornton LLP
23.3	Consent of Stonefield Josephson Inc.
23.4	Consent of Bingham McCutchen LLP
Exhib
*	Management contract or compensatory plan required to be filed as an Exhibit to this Form pursuant to Item 15(c) of the report.

(1)	Incorporated by reference to our Form 10-K for the year ended December 31, 2005.
(2)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2006.
(3)	Incorporated by reference to our Form 10-K for the year ended December 31, 2006.
(4)	Incorporated by reference to our Form 10-Q for the quarter ended March 31, 2007.

2